As filed with the Securities and Exchange Commission on May 18, 2010

Registration No. 333-163905

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ReachLocal, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7311	20-0498783
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

21700 Oxnard Street, Suite 1600

Woodland Hills, California 91367

(818) 274-0260

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Zorik Gordon

President and Chief Executive Officer

ReachLocal, Inc.

21700 Oxnard Street, Suite 1600

Woodland Hills, California 91367

(818) 274-0260

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Kaufman, Esq. Bradley A. Helms, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071-1560 (213) 485-1234	Adam F. Wergeles, Esq. ReachLocal, Inc. 21700 Oxnard Street, Suite 1600 Woodland Hills, California 91367 (818) 274-0260	Julia K. Cowles, Esq. Martin A. Wellington, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 18, 2010

Preliminary Prospectus

4,166,667 shares

Common Stock

This is the initial public offering of shares of common stock of ReachLocal, Inc. Prior to this offering, there has been no public market for our common stock. We are offering 3,316,103 shares and the selling stockholders identified in this prospectus are offering 850,564 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The initial public offering price of our common stock is expected to be between $17.00 and $19.00 per share.

We have applied to list our common stock on The Nasdaq Global Select Market under the symbol “RLOC.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to ReachLocal, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

The underwriters have an option to purchase a maximum of 625,000 additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotment of shares, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Rho Ventures V, L.P. and its related funds, or together Rho Ventures, is being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price, for an aggregate purchase price of up to $4,000,000. As of March 31, 2010, Rho Ventures beneficially owned 12.88% of our outstanding common stock (assuming conversion of all outstanding shares of preferred stock). In addition, Habib Kairouz, a member of our Board of Directors, is a Managing Partner of Rho Capital Partners, an affiliate of Rho Ventures, and David Carlick, another member of our Board of Directors, serves as a Venture Partner with Rho Capital Partners. Based on an initial public offering price of $18.00 per share, the mid-point of the estimated price range set forth above, Rho Ventures is being allocated the opportunity to purchase 222,222 shares of our common stock in this offering and has indicated an interest in purchasing all of such shares. The underwriters will receive the same discount from any shares of our common stock purchased by Rho Ventures as they will from any other shares of our common stock sold to the public in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2010.

J.P. Morgan	BofA Merrill Lynch

Citi

Piper Jaffray	Needham & Company, LLC	Gleacher & Company

                    , 2010

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Unless the context requires otherwise, the words “we,” “us,” “our,” “Company” and “ReachLocal” refer to ReachLocal, Inc. and its subsidiaries taken as a whole. For purposes of this prospectus, the term “stockholders” shall refer to the holders of our common stock.

Until             , 2010, U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus. Among the other information in this prospectus, you should carefully consider the information set forth under the heading “Risk Factors” and in our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

ReachLocal Overview

Our mission is to help small and medium-sized businesses, or SMBs, acquire, maintain and retain customers via the Internet. We offer a comprehensive suite of online marketing and reporting solutions, including search engine marketing, display advertising, remarketing and online marketing analytics, each targeted to the SMB market. We deliver these solutions to SMBs through a combination of our proprietary RL Platform and our direct, “feet-on-the-street” sales force of Internet Marketing Consultants, or IMCs, and select third-party agencies and resellers.

We use our RL Platform to create advertising campaigns for SMBs to target potential customers in their geographic area, optimize those campaigns in real time and track tangible results. Through a single Internet advertising budget, we enable our clients to reach local customers across all the major search engines and leading general interest and vertically focused online publishers. Based in or near the cities in which our clients operate, our IMCs establish a direct consultative relationship with our clients and, empowered by the RL Platform, work with the clients to achieve their marketing objectives.

At March 31, 2010, we managed 19,700 Active Campaigns across 15,700 Active Advertisers, a substantial majority of which we calculate spend from $500 to $3,000 per month with us. Our clients include SMBs in a number of industry verticals, such as home repair and improvement, automobile sales and repair, medical and health services, legal services and retail and personal services. Since inception, we have delivered to our SMB clients more than 330 million geographically targeted clicks and 25 million phone calls. We employ 569 IMCs in North America, Australia and the United Kingdom and work with over 350 third-party agencies and resellers that use the RL Platform to serve their SMB clients. We intend to expand our IMC sales force both in existing and new markets.

We generate revenue by providing online advertising solutions for our clients through our ReachSearch™, ReachDisplay™, Remarketing, TotalTrack® and other products and services. We reported $203.1 million in revenue in 2009 and $146.7 million in revenue in 2008, an increase of 38.5%, as well as a $6.0 million loss from operations in 2009 and a $7.0 million loss from operations in 2008. We also reported $63.6 million in revenue in the three months ended March 31, 2010, an increase of 48.9% as compared to the same period in 2009, as well as a $2.9 million loss from operations.

Industry Overview

The Local SMB Advertising Market

SMBs serving local markets represent significant economic activity, control substantial purchasing power and address the needs of hundreds of millions of consumers. These SMBs include businesses such as lawyers, physicians, car dealers, dentists, plumbers, florists and local operations of national chains. According to Borrell Associates, there were more than 15 million businesses with less than 50 employees in the United States in 2008, of which more than three million spent an average of $1,200 per month on advertising. Borrell Associates estimates total local advertising spend for U.S. SMBs in 2008 at $60.5 billion.

An SMB’s owner and operator is also typically its chief marketing officer because the business is too small to justify hiring dedicated marketing personnel. Companies that operate traditional offline media formats, such as the yellow pages, newspapers, radio stations and direct mail publishers, adapted to the limited amount of time and effort that SMB owners and operators are normally able to devote to advertising and marketing by developing products, distribution and service delivery models that greatly simplified the marketing process for SMBs. These traditional offline media companies deployed direct local sales forces that walked into the SMB’s place of business for a face-to-face meeting, presented a media package that gave the SMB broad customer reach through a single advertising purchase, assisted in the creation of the media advertisement for the SMB and ultimately asked the SMB to do little more than write a check.

The Digitization of Local Advertising

Over the past decade, the local advertising market for SMBs and other local businesses has undergone rapid and fundamental changes. The delivery and consumption of local advertising, like all media, is becoming increasingly fragmented and digitized. Many consumers who used to search for a local business in the yellow pages are now going online and searching on Google, checking reviews on Yelp and Citysearch and asking their friends for their opinions through Facebook and Twitter. Similarly, many consumers who used to read the newspaper are now accessing the news through news sites, portals and blogs. According to a TMP Directional Marketing and comScore Local Search Usage Study, consumers used online sources for 64% of local business searches, and of these consumers, 46% contacted the business owner over the phone and 37% visited the business’s physical location following their online search. This consumer-led digital transformation has profoundly disrupted the ways that businesses of all sizes need to acquire, maintain and retain their customers.

To keep pace with this transformation, we believe that SMBs need to follow their customers and move an increasing portion of their marketing efforts and spend online. According to Veronis Suhler Stevenson, the amount of money spent on local advertising in the U.S. through traditional media sources, which include yellow pages, newspapers, TV, radio, magazines and out-of-home media as well as their associated online platforms, is forecast to decline from $101.5 billion in 2007 to $73.6 billion in 2011. Over the same period, spend for all local online advertising in the U.S. is projected to grow from $8.7 billion to $15.9 billion, according to Borrell Associates.

The Local Challenge

The growth of local online advertising spend has, however, significantly lagged the increase in online media consumption. According to Forrester Research, 50% of weekly media consumption among U.S. adults is done via the Internet. However, according to Borrell Associates, SMBs spend only 11% of their advertising budgets online. We believe that this lag is the result of two significant challenges:

•

The Product Challenge. For owners and operators of SMBs, building an efficient and effective online marketing presence is a significant challenge, especially given the highly fragmented landscape of digital media publishers. While it is possible for an SMB to purchase search and display media online through various self-service advertising platforms, we believe that these online advertising products and services do not address the fundamental needs and business realities of the SMB advertiser, which include a lack of time, resources, expertise and ability to track meaningful results, such as phone calls, from the campaign. Even if SMBs could overcome these challenges, the opportunity cost of the hours spent analyzing and optimizing online marketing campaigns would be disproportionate to the level of their advertising budgets.

•

The Distribution Challenge. Selling advertising to SMBs is difficult. The SMB market is fragmented, and owners and operators are busy running their businesses and have little time to consider new marketing options. Offline media companies addressed this problem for their offline products and services by developing dedicated local sales forces. We believe that offline media companies — even those with online products and services — have not effectively refocused their existing sales forces to sell online media. In contrast, online media publishers have generally not made the investment in a dedicated local sales force to sell to SMBs.

The ReachLocal Solution

We combine advanced, publisher-agnostic technology and an experienced, digitally sophisticated direct sales force to provide SMBs with a single, easy-to-use and cost-effective solution to acquire, maintain and retain customers using digital media. Our target market is SMBs that spend at least $5,000 per year on advertising.

The Product Solution: the RL Platform

We have built a technology platform that addresses the needs of the SMB and re-creates with online media the simplicity, breadth of customer reach and effectiveness to which SMBs are accustomed with offline media.

•

One Check: The Internet Budget. Through the simplicity of a single Internet advertising budget, the RL Platform allows us to connect SMBs to multiple online publishers, including major search engines, an extensive network of local search and directory sites, as well as leading general interest and vertically focused publishers and display advertising networks.

•

Do It for Me: End-to-End Execution. Through our proprietary RL Platform, we execute all aspects of an SMB’s search engine marketing and online display advertising campaigns, including account setup with each of the online publishers, ad creation, keyword provisioning, bid management, budget optimization and online and offline event tracking.

•

Do It Better Than I Can: Efficient and Optimized Buying. The RL Platform runs a set of proprietary algorithms multiple times a day to evaluate each publisher and each keyword, and dynamically shifts spend to continually optimize and improve the performance of our SMBs’ campaigns. We have run tens of thousands of online marketing campaigns for SMBs, and this scale and experience in purchasing online advertising from publishers allows us to make more efficient and effective purchasing decisions on behalf of our clients.

•

Prove It: Calls, not Just Clicks. We employ a proprietary reverse proxy technology that automatically tracks campaign-generated activity, such as phone calls, e-mails and site navigation, without requiring the SMB to alter its website or maintain a separate website.

Each of our products and services includes, through a single budget, access to multiple publishers, some of which are not available to SMBs, as well as access to our proprietary optimization and tracking technologies that dynamically adjust the publishers to which we allocate clients’ media spend in order to meet their performance objectives. For these reasons, while we rely on third-party publishers for the substantial majority of the media we purchase on behalf of our clients, we are not simply a reseller of media; rather, we market our products and services as a complete package of media optimized for the client using our RL Platform.

Our comprehensive suite of SMB-focused online marketing and reporting products include:

•

ReachSearch. Our search engine marketing product, ReachSearch, places our clients’ advertisements prominently among the search results on leading search engines such as Google, Yahoo! and Microsoft, as well as our extensive network of local search and directory sites, called the ReachLocal Search Network.

•

ReachDisplay. Our display advertising product, ReachDisplay, broadcasts an SMB’s message to a specific target online audience. We offer more than 20 different display advertising products across a wide variety of publishing partners, including Yahoo!/Right Media, Google, Collective Media, Facebook, Fox Interactive Media, and Kelley Blue Book.

•	Remarketing. Our remarketing product allows us to target consumers who have previously visited a specific SMB’s website through a ReachSearch or ReachDisplay campaign.

•

TotalTrack. Powered by our proprietary reverse proxy technology, our TotalTrack product allows our clients to see exactly how much online and offline activity, including phone calls, is generated by their online advertising campaigns.

The Distribution Solution: Internet Marketing Consultants

We have built a direct sales force of IMCs that re-creates the way SMBs traditionally purchased offline advertising products and services. Our IMCs sell our products and services directly to our SMB clients through an in-person, consultative sales process. Our IMCs are trained to explain the benefits of a digitally focused marketing strategy to SMB owners and operators who are generally preoccupied with operating and managing their businesses. Our largest operating expense has been our investment in the hiring, training and ongoing support of our IMCs while they develop a portfolio of SMB clients. Our IMC development program divides IMCs into two groups: Underclassmen, which consists of IMCs during their first 12 months of employment; and Upperclassmen, which consists of IMCs with more than 12 months of employment. Increasing the number of our IMCs has been the principal engine for our growth. In particular, our growth is driven by the increase in the number of Upperclassmen, who are significantly more productive than our Underclassmen. Our recruitment, training and performance system is designed with the objective of increasing the number of our Upperclassmen over time and increasing the percentage of Underclassmen who become Upperclassmen.

At March 31, 2010, we employed 472 IMCs in North America and an additional 97 IMCs internationally, of which 227 were Upperclassmen. The principal characteristics of our IMCs include the following:

•	Internet-Focused and Trained. Our IMCs are 100% focused on selling Internet-based advertising products and services.

•

Locally Based. Our 569 IMCs are located in 37 markets in North America, Australia and the United Kingdom where their clients are based, enabling them to provide the personal connection that is necessary for the IMC to develop and maintain a relationship with our clients.

•	Consultative. Our IMCs are trained to consult with, educate and guide SMBs through the opportunities arising from and mechanics of purchasing online advertising.

In addition, we have a separate sales channel targeting national brands with operations in multiple local markets and select third-party agencies and resellers.

We believe that the ReachLocal solution, a combination of technology and human capital, gives our SMB clients access to technology and media that they could not access by themselves, and we show that it works in ways they understand. We allow the SMB to write a single check while we do the rest.

Our Strategy

We believe that we are in the early stages of a large and long-term business opportunity presented by the shift of local marketing budgets from traditional media formats to digital media formats. Our strategy for pursuing this opportunity includes the following key components:

•

Continue Investment in Growing our IMC Sales Force. We intend to continue to increase the size of our IMC sales force and the geographic footprint of our operations. We expect domestic and international expansion of our IMC sales force in both existing and new markets to be a key driver of growth for our business.

•	Increase IMC Productivity. We intend to continue to invest in our service delivery model to provide our IMCs with additional capacity to manage and acquire more advertisers.

•

Expand Media Offerings. We intend to continue expanding the number of media options available to our SMB clients. Through the launch of the RL Media Xchange, we have developed a platform that enables us more easily to connect our SMB advertisers to a broader array of online publishers and, in the future, to reach customers through new formats such as mobile and video. Our plan is to be able to fulfill, track and optimize an SMB’s entire digital media plan, regardless of media property or format.

•

Develop Complementary Products and Services in Adjacent Digital Marketing Segments. Our current products and services target our clients’ needs to acquire customers through online media buying. We believe that there will be continued movement towards digital platforms in other segments of an SMB’s marketing activities, such as digital presence, reputation management and customer retention. To address these and other needs, we plan to continue investing in the internal development or potential acquisition of products and services in these adjacent segments. For example, with the technology acquired through the SMB:LIVE acquisition, as discussed below, we are in the process of developing a digital presence and reputation management solution for SMBs.

Recent Developments

On February 22, 2010, we acquired all of the issued and outstanding common stock of SMB:LIVE Corporation, or SMB:LIVE, for consideration of up to approximately $8.5 million in cash and stock. On the closing date, we paid $2.8 million in cash. The balance of the purchase price, or the Deferred Consideration, is estimated to total up to $5.7 million and will be payable based upon the achievement of certain milestones tied to employee retention objectives in three installments, with 25% payable February 2011, 25% payable August 2011 and 50% payable February 2012. Approximately $4.7 million of the Deferred Consideration will be payable in shares of our common stock, based on the price per share of our common stock in this offering, and approximately $1.0 million will be payable in cash.

With the technology acquired through the SMB:LIVE acquisition, we are developing a digital presence and reputation management solution designed to enable an SMB to publish multi-media content from a single interface to a business profile page hosted by us as well as to local directory sites, search engines and social media sites, including Twitter and Facebook. In addition, we will provide automated monitoring of local review sites, social media sites, and local blogs for references to the SMB or comments related to the SMB’s business to provide an SMB with feedback, alerts and analytics to assist it in managing its online reputation.

Corporate Information

We were incorporated in the State of Delaware in August 2003. Our principal executive offices are located at 21700 Oxnard Street, Suite 1600, Woodland Hills, California 91367, and our telephone number is (818) 274-0260. We maintain a number of websites, including www.reachlocal.com. The information on, or accessible through, our websites does not constitute part of, and is not incorporated into, this prospectus.

ReachLocal® , ReachSearch, ReachDisplay, TotalTrack, the ReachLocal logo and other trademarks or service marks of ReachLocal appearing in this prospectus are the property of ReachLocal. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective holders.

Industry Data

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that each source is reliable as of its respective date, the information contained in such sources has not been independently verified, and neither the underwriters nor we can assure you as to the accuracy or completeness of this information. As a result, you should be aware that the industry and market industry data contained in this prospectus, and beliefs and estimates based on such data, may not be reliable.

The Offering

Common stock offered:

By us	3,316,103 shares

By the selling stockholders	850,564 shares

Total	4,166,667 shares

Underwriters’ option to purchase additional shares	625,000 shares

Common stock to be outstanding after this offering	27,138,285 shares, or 27,763,285 shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds

We estimate that the net proceeds from the sale of shares by us in the offering (based on an assumed offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be $43.9 million. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We anticipate that we will use the net proceeds of this offering to fund working capital and for general corporate purposes. We will also use the net proceeds of this offering to fulfill a deferred payment obligation of $6.1 million in connection with our acquisition in September 2009 of the approximately 53% of our Australian operations that we did not already own. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to, complementary technologies, products, services or businesses. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in shares of our common stock.

Proposed Nasdaq symbol	RLOC

Rho Ventures V, L.P. and its related funds, or together Rho Ventures, is being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price, for an aggregate purchase price of up to $4,000,000. As of March 31, 2010, Rho Ventures beneficially owned 12.88% of our outstanding common stock (assuming conversion of all outstanding shares of preferred stock). In addition, Habib Kairouz, a member of our Board of Directors, is a Managing Partner of Rho Capital Partners, an affiliate of Rho Ventures, and David Carlick, another member of our Board of Directors, serves as a Venture Partner with Rho Capital Partners. Based on an initial public offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, Rho Ventures is being allocated the opportunity to purchase 222,222 shares of our common stock in this offering and has indicated an interest in purchasing all of such shares.

The number of shares of common stock to be outstanding after this offering is based on 23,822,182 shares outstanding as of March 31, 2010 and excludes:

•	5,173,693 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $8.27 per share;

•	76,137 shares of common stock issuable upon the exercise of a warrant with an exercise price of approximately $9.23 per share;

•	15,000 shares of common stock issuable upon the exercise of a warrant with an exercise price of approximately $10.91 per share; and

•

2,285,634 shares of common stock reserved for future issuance under our stock-based compensation plans, including 185,634 shares reserved for issuance under our existing stock option plan and an additional 2,100,000 shares of common stock reserved for future issuance under our amended and restated stock plan, which was approved by our stockholders on April 23, 2010 in connection with this offering, of which approximately 1,400,000 shares are expected to be granted in the form of stock options and restricted stock units to our employees, including options to purchase 480,000 shares to be granted to our named executive officers (in the respective amounts set forth on page 97 of this prospectus), immediately following the pricing of this offering at an exercise price equal to the initial public offering price.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase up to 625,000 additional shares of our common stock from us;

•	the automatic conversion of all of our outstanding preferred stock into an aggregate of 16,712,120 shares of common stock upon completion of this offering; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the effectiveness of the offering.

Summary Consolidated Financial and Other Data

The following tables summarize financial and other data regarding our business. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the three years ended December 31, 2007, 2008 and 2009, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited consolidated statement of operations data for the three months ended March 31, 2009 and 2010, as well as unaudited consolidated balance sheet data as of March 31, 2010, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The as-adjusted balance sheet data reflects the balance sheet data at March 31, 2010 as adjusted to reflect our receipt of the net proceeds from the sale by us in this offering of 3,316,103 shares of common stock at an assumed public offering price of $18.00 per share, the mid-point of the estimated price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, estimated offering expenses payable by us and payment of our deferred purchase price obligation in connection with the ReachLocal Australia acquisition. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of our management, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Consolidated Statements of Operations:
(in thousands, except per share data)
Revenue	$68,356	$146,687	$203,117	$42,735	$63,626
Cost of revenue (1)	39,262	77,496	112,218	23,823	34,839
Operating expenses:
Selling and marketing (1)	24,435	61,054	76,175	17,080	23,940
Product and technology (1)	1,911	2,938	5,167	974	2,344
General and administrative (1)	5,804	12,128	15,534	3,057	5,385

Total operating expenses	32,150	76,120	96,876	21,111	31,669

Loss from operations	(3,056)	(6,929)	(5,977)	(2,199)	(2,882)
Gain on acquisition of ReachLocal Australia	—	—	16,223	—	—
Equity in losses of ReachLocal Australia	(250)	(813)	—	—	—
Other income (expense), net	669	889	(7)	9	(10)

Income (loss) before provision for income taxes	(2,637)	(6,853)	10,239	(2,190)	(2,892)
Provision (benefit) for income taxes	11	145	217	67	(638)

Net income (loss)	(2,648)	(6,998)	10,022	(2,257)	(2,254)
Undistributed income attributable to preferred stockholders	—	—	8,638	—	—

Net income (loss) available to common stockholders	$(2,648)	$(6,998)	$1,384	$(2,257)	$(2,254)

Pro forma net income per share (unaudited)(2):
Basic			$0.44		$(0.10)

Diluted			$0.41		$(0.10)

Pro forma weighted average shares outstanding used in calculating net income per share (unaudited)(2):
Basic			22,995		23,680
Diluted			24,613		23,680

(1)	Stock-based compensation, net of capitalization, and depreciation and amortization included in the above line items (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Stock-based compensation:
Cost of revenue	$18	$34	$86	$10	$91
Selling and marketing	94	338	566	69	181
Product and technology	16	73	164	17	264
General and administrative	278	1,366	2,145	447	549

	$406	$1,811	$2,961	$543	$1,085

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Depreciation and amortization:
Cost of revenue	$83	$186	$261	$63	$72
Selling and marketing	205	596	892	196	245
Product and technology	603	916	1,765	355	670
General and administrative	49	154	430	56	247

	$940	$1,852	$3,348	$670	$1,234

(2)	See Note 2 to our consolidated financial statements for an explanation of the method used to calculate pro forma basic and diluted net income per share of common stock.

	March 31, 2010
	Actual	As adjusted (3)
	(Unaudited)
Consolidated Balance Sheet Data:
(in thousands)
Cash and cash equivalents	$32,786	$78,610
Working capital	(13,712)	41,800
Total assets	101,531	142,818
Total liabilities	60,218	51,593
Total stockholders’ equity	41,313	91,225

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $3.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriter discounts and commissions and estimated offering expenses payable by us.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Other Financial Data:
(in thousands)
Net cash provided by operating activities	$7,421	$12,062	$14,308	$3,012	$2,529
Capital Expenditures (unaudited) (4)	2,479	5,152	5,805	892	1,777

Non-GAAP Financial Measures (unaudited):
(in thousands)
Adjusted EBITDA (5)	(1,710)	(3,266)	1,393	(986)	(228)
Underclassmen Expense (6)	10,043	27,886	26,824	6,892	7,806

	December 31,			March 31,
	2007	2008	2009	2009	2010
Other Operational Data:
Number of IMCs:
Upperclassmen	16	80	235	108	227
Underclassmen	152	337	280	277	342

Total	168	417	515	385	569

Active Advertisers (7)	7,400	11,600	14,700	12,400	15,700
Active Campaigns (8)	8,900	13,500	18,600	14,900	19,700

(4)	Represents purchases of property and equipment and the amount of software development costs capitalized, in aggregate, excluding stock-based compensation and the acquisition of ReachLocal Australia in September 2009 (see Note 4 to the consolidated financial statements).
(5)	We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization expenses and excluding, when applicable, non-cash stock-based compensation, the effects of accounting for business combinations and amounts included in other non-operating income or expense. See Note 4 to “Selected Consolidated Financial and Other Data” for more information and for a reconciliation of Adjusted EBITDA to our loss from operations calculated in accordance with U.S. generally accepted accounting principles.
(6)	For the definition of Underclassmen Expense, see Note 5 to “Selected Consolidated Financial and Other Data.”
(7)	For the definition of Active Advertisers, see Note 6 to “Selected Consolidated Financial and Other Data.”
(8)	For the definition of Active Campaigns, see Note 7 to “Selected Consolidated Financial and Other Data.”

RISK FACTORS

Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, financial condition, future results and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business

We are an early stage company in an emerging market with an unproven business model and a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We have only a limited operating history, and our current business and future prospects are difficult to evaluate. We commenced operations in late 2004. We have developed a strategy for taking advantage of what we believe is a shift of local marketing budgets from traditional media formats to digital media formats, but we cannot assure you that our strategy will not fail or prove less successful than other approaches. You must consider our business and prospects in light of the risks and difficulties we encounter as an early stage company in the new and rapidly evolving online marketing industry. These risks and difficulties include:

•	our new and unproven business model;

•	maintaining the effectiveness of our RL Platform, and adapting our technology to new market opportunities and challenges;

•	our limited number of product offerings and risks associated with developing and selling new product offerings;

•	continuing to attract new SMB clients, many of whom have not previously advertised online and may not understand the value to their businesses of our products and services; and

•	effectively managing rapid growth in our sales force, personnel and operations.

Failing to successfully address these challenges or others could significantly harm our business, financial condition, results of operations and liquidity.

We have incurred significant operating losses in the past and may incur significant operating losses in the future.

As of March 31, 2010, we have an accumulated deficit of approximately $7.2 million, and we expect to incur net operating losses for the foreseeable future. We expect our operating expenses to increase in the future as we expand our operations. Our business strategy contemplates hiring significant numbers of additional IMCs, both in new and existing markets, as well as making substantial investments in our RL Platform and the development and launch of new products and services, each of which will require significant expenditures. In addition, as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. If our revenue does not grow to offset these increased expenses, we will not be profitable. We also expect that a variety of factors, including increased competition and the maturation of our business, will cause our revenue growth rate to decline in the future, and we cannot assure you that our revenue will continue to grow or will not decline. As a result, you should not consider our historical revenue growth as indicative of our future performance. Furthermore, if our operating expenses exceed our expectations, our financial performance will be adversely affected.

We purchase most of our media from Google, and our business could be adversely affected if Google takes actions that are adverse to our interests. Similar actions from Yahoo!, Microsoft and other media providers could adversely affect our business to a lesser degree.

Nearly all of our cost of revenue is for the purchase of media, and a substantial majority of the media we purchase is from Google. According to comScore, Google accounts for more than 65% of all U.S. searches conducted for the month ended March 31, 2010, and Google’s share in foreign markets is often significantly higher. As a result, we expect that our business will depend upon media purchases from Google for the foreseeable future. This dependence makes us vulnerable to actions that Google may take to change the manner in which it sells AdWords, as described below, or conducts its business on a number of levels:

•

Google Can Choose to Change the Terms and Conditions Upon Which it Does Business with Us. Google can act unilaterally to change the terms and conditions for our purchase of media, and Google has done so in the past. For example, effective December 31, 2008, Google terminated a publisher rebate provided as part of its North American Authorized AdWords Reseller program, which was the primary reason that our cost of revenue as a percentage of revenue increased from 52.8% in 2008 to 55.2% in 2009. In addition, in January 2010, Google advised us that changes were being made to the program terms, which would require program participants to make certain disclosures to their customers concerning their purchases of media from Google. We concluded that the benefits of the program in North America were outweighed by these additional requirements and, effective March 30, 2010, in North America we have elected to purchase Google media on Google’s standard terms and conditions. Under Google’s standard terms and conditions, Google may continue to impose additional obligations on companies like us unilaterally. For example, in March and April 2010, we learned, through meetings with Google, that Google was contemplating requiring companies such as ours to disclose to its customers a range of information, which might effectively include point-of-sale and ongoing disclosures regarding the percentage of media allocated to Google, the cost to us of the media and, accordingly, our fees associated with the purchase of Google media, as well as potentially instituting new pricing policies on the resale of Google clicks. Based on discussions with Google, we believe that Google could require these or similar disclosures or policies as early as mid-2010. Although we cannot at this time accurately assess the degree to which Google’s imposition of these kinds of requirements and pricing policies would adversely affect our business, new requirements could lead to increased competition, changes in the way we price our services to our clients, and disruption of our customer relationships. Any future changes by Google to the terms and conditions upon which we purchase media could materially and adversely affect our business.

•

Competitive Risk. Google offers its products directly to SMBs through an online self-service option. Google enjoys substantial competitive advantages over us, such as substantially greater financial, technical and other resources. In addition, Google has recently launched products, such as their Google Local Business Ads, that are targeted directly at SMBs, and has yet to make them available to third-parties. While we cannot assess at this time the effect of Google’s offering such products directly to SMBs, the prices charged by Google for direct service will be lower than the prices we will be able to charge for the same media.

•

Technology Risk. Our RL Platform interacts with Google through publicly available application programming interfaces, or APIs. If Google were to discontinue the availability of all or a portion of these APIs to us, we may have to change our technology, incur additional costs or discontinue certain products or services that we currently offer our clients. Any of these changes could adversely affect our ability to provide effective online marketing and reporting solutions to our clients. In addition, Google may decide to alter the amount it charges us for the right to use its APIs, which would decrease our gross margin absent any change in our pricing to our customers.

•

Editorial Control. Google closely monitors the experience of end-users, and from time-to-time its editorial personnel request that companies alter their services based on Google’s determination that aspects of such services could adversely affect the end-user experience. For example, each of our media products includes TotalTrack, a tracking service powered by our proprietary reverse proxy technology. If Google were to determine that the tracking URLs utilized by our TotalTrack service adversely affects the end-user’s experience, Google could require us to alter or suspend the way we implement our tracking solutions. Such a change would significantly decrease our ability to optimize our clients’ advertising campaigns and limit our ability to provide the level of campaign performance reporting that we currently provide to our clients.

•

International Risk. In connection with our operations in the United Kingdom, Google requires us to allocate a specific percentage of our aggregate search engine media purchases to Google in order for us to qualify for preferential access, rebates or other financial incentives. If Google were to increase the percentage required or impose other requirements, our business in the United Kingdom could be adversely affected.

In addition, any new developments or rumors of developments regarding Google’s business practices that affect the local online advertising industry may create perceptions with our customers or investors that our ability to compete has been impaired.

With the exception of the international risk enumerated above, the above risks also apply to other publishers from whom we purchase media, including Yahoo! and Microsoft. Similar actions from those publishers would also have adverse effects on our operating results, the impact of which we believe would most likely be in proportion to their market share relative to Google’s.

We purchase a significant majority of our media from Google, Yahoo! and Microsoft in an auction marketplace. If we are unable to purchase media from any one of these companies, if prices for media significantly increase or if the manner in which the media is sold changes, our business could be adversely affected.

Our success depends on our ability to purchase media from Google, Yahoo!, and Microsoft at reasonable prices so that we can provide our clients with a reasonable return on the advertising expenditures they make through us. We generally purchase this media in an auction marketplace. Increased competition or other factors may cause the cost of the media that we purchase from Google, Yahoo! and Microsoft to rise. In particular, if our expectation that local SMB advertising will increasingly migrate to the Internet is correct, the marketing budget available to bid in these auctions will increase and the price of media may increase substantially. An increase in the cost of media in these marketplaces without a corresponding increase in our media buying efficiency could result in an increase in our cost of revenue as a percentage of revenue even if our business expands. In addition, such an increase could result in an increase in the prices we must charge our clients or a decrease in our ability to fulfill our clients’ service expectations. Furthermore, the Internet search companies that operate these media marketplaces may change the operating rules or bidding procedures in ways that decrease the effectiveness of the technology that we use to optimize our purchases or otherwise prevent us from purchasing media at reasonable prices or at all. Any change in our ability to provide effective online marketing campaigns to our clients may adversely affect our ability to attract and retain clients.

Failure to adequately recruit, train and retain our Internet Marketing Consultants would impede our growth and could harm our business, operating results and financial condition.

Our ability to maintain or grow revenue and achieve profitability will depend, in large part, on increasing the size of our direct sales force of IMCs. We divide our IMCs into two groups: Underclassmen, who are IMCs during their first 12 months of employment, and Upperclassmen, who are IMCs with more than 12 months of employment. Generally, Upperclassmen are more productive than Underclassmen and generate revenue in excess of direct and allocable costs, while Underclassmen do not. Accordingly, we rely on the success of our Upperclassmen to fund our investment in Underclassmen. As we attempt to achieve larger scale in our business, if our Upperclassmen are not as successful as we anticipate, or if our Underclassmen do not successfully develop into productive Upperclassmen, our ability to grow revenue will suffer, our costs may increase and we may not ever become profitable. We assume a certain level of attrition when we hire new Underclassmen. We base that assumption on our historical experience and future expectations, and our assumptions may prove wrong. If our IMC attrition is greater than anticipated, our business will be harmed. In addition, as more companies seek to capitalize on the shift to online media, competition for knowledgeable and qualified online media sales personnel will increase. Moreover, employees that we hire from our competitors have in the past and may in the future be subject to claims of breach of noncompetition and nonsolicitation obligations owed to their former employers, which could impact our ability to attract and hire high-quality candidates and potentially subject us to litigation. If we are unable to effectively recruit, train and retain IMCs, we may not be able to grow our sales force, our revenue may suffer or our costs may increase.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for online marketing solutions is intensely competitive and rapidly changing, and with the emergence of new technologies and market entrants, we expect competition to intensify in the future.

Our competitors include:

•

Internet Marketing Providers. We compete with large Internet marketing providers such as Google, Yahoo! and Microsoft. These providers typically offer their products and services through disparate, online-only, self-service platforms.

•	Traditional, Offline Media Companies. We compete with traditional yellow page, newspaper, television and radio companies that, in many cases, have large, direct sales forces.

•	Other Technology-Focused, SMB Marketing Providers. We also compete with emerging technology companies focused on the SMB market.

Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, substantially greater financial, technical and other resources and, in some cases, the ability to combine their online marketing products with traditional offline media such as newspapers or yellow pages. These companies may use these advantages to offer products similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. In particular, if major Internet search companies such as Google, Yahoo! and Microsoft decide to devote greater resources to develop and market online advertising offerings directly to SMBs, greater numbers of our clients and potential clients may choose to purchase online advertising services directly from these competitors, particularly if and as the ease of their self-service models increases. In addition, many of our current and potential competitors have established marketing relationships with and access to larger client bases. As the market for local online advertising increases, we expect new competitors, business models and solutions to emerge, some of which may be superior to ours. We also believe that the marketplace for online media is more transparent than other media marketplaces. Our competitors may use information available to them to price their products at a discount to the prices that we currently offer. Even if our online marketing and reporting solutions are more effective than those offered by our competitors, potential clients might adopt competitive products and services in lieu of purchasing our solutions. For all of these reasons, we may not be able to compete successfully against our current and potential competitors.

We depend on key personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel, our ability to develop and successfully market our business could be harmed.

We believe that our future success is highly dependent on the contributions of our executive officers, as well as our ability to attract and retain highly skilled managerial, sales, technical and finance personnel. Qualified individuals are in high demand, and we may incur significant costs to attract them. All of our U.S. officers and other U.S. employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we are unable to attract and retain our executive officers and key employees, our business, operating results and financial condition will be harmed. In addition, our management team has a long history of working together, and we believe that our key executives have developed highly successful and effective working relationships. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic, and our operations could suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Our executive officers have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock.

The impact of worldwide economic conditions, including the resulting effect on advertising budgets, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and their impact on levels of advertising. We believe that the current recession has adversely affected our business. For example, we responded to the recession by reducing the number of IMCs we hired, which resulted in a decline in our Upperclassmen headcount in the first quarter of 2010, and which may adversely affect revenue growth in 2010. We also believe that the recession adversely impacted IMC productivity and contributed to a decrease in our National Brands, Agencies and Resellers revenue in the same period. To the extent that the current economic recession continues, or worldwide economic conditions materially deteriorate, our existing and potential clients may no longer consider investment in our online marketing solutions a necessity, or may elect to reduce advertising budgets. Historically, economic downturns have resulted in overall reductions in advertising spending. In particular, online marketing advertising solutions may be viewed by some of our existing and potential clients as a lower priority and may be among the first expenditures reduced as a result of unfavorable economic conditions. These developments could have an adverse effect on our business, operating results and financial condition.

If we fail to increase the number of our clients or retain existing clients, our revenue and our business will be harmed.

Our ability to grow our business depends in large part on maintaining and expanding our client base. To do so, we must convince prospective clients of the benefits of our RL Platform and existing clients of the continuing value of our products and services. The online marketing industry is new and rapidly evolving, and many prospective clients may not be familiar with the benefits of online marketing. These businesses may generally favor using more traditional methods of local advertising, such as newspapers or print yellow pages directories. We cannot assure you that we will be successful in maintaining or expanding our client base.

SMB marketing and advertising campaigns are often sporadic and difficult to predict, as they may be driven by seasonal promotions or business dynamics, evolving product and service offerings, available budgets and other factors. Some SMBs advertise only periodically, such as to promote sales or special offers. Because we need to address these business considerations of our clients, we do not require clients to enter into long-term obligations to purchase our products and services. Many do not renew their campaigns, and some cancel. We must continually add new clients both to replace clients who choose not to renew their advertising campaigns and to grow our business beyond our current client base. A client’s decision not to renew may be based on a number of factors, including dissatisfaction with our products and services, inability to continue operations and spending levels or because their campaigns were event-driven or otherwise intentionally limited in scope or duration. If our clients increasingly fail to fulfill their contracts or increasingly do not renew their advertising campaigns with us, or if we are unable to attract new clients in numbers greater than the number of clients that we lose, our client base will decrease and our business, financial condition and operating results will be adversely affected.

A significant portion of our revenue is generated by our national brands, agencies and resellers. If we are not able to maintain relationships with one or more of them, our sales may suffer and our revenue may decline.

We distribute our products and services through a separate sales force for national brands with operations in multiple local markets, as well as select third-party agencies and resellers. Because these national brands, agencies and resellers generally represent an aggregated group of SMB clients, if our relationship with one or more of these persons or companies were restricted or terminated, our sales would decrease and our revenue would be adversely affected, potentially materially. In addition, our strategy of distributing our products and services to our clients through our Direct Local channel and through our National Brands, Agencies and Resellers channel may result in distribution channel conflicts. Our direct local sales efforts may compete with our third- party agency and resellers and, to the extent different third-party agencies and resellers target the same clients, they may also come into conflict with each other. While we have certain policies in place to address these potential conflicts, there can be no assurance that these channel conflicts will not materially adversely affect our relationship with existing third-party agencies and resellers or adversely affect our ability to attract new third-party agencies and resellers. In the event that any of our relationships with existing third-party agencies and resellers are terminated or we are unable to attract new third-party agencies and resellers as a result of these distribution channel conflicts, our sales may suffer and our revenue may decline.

If SMBs increasingly opt to perform advertising tasks on their own, their demand for our products and services would decrease, negatively affecting our revenue.

Large Internet marketing providers such as Google, Yahoo! and Microsoft offer online advertising products and services through self-service platforms. As SMBs become more familiar with and experienced in interacting online, they may prefer to actively manage their own Internet presence and their demand for our products and services may decrease. We cannot predict the evolving experiences and preferences of SMBs, which may become more fully integrated into digitized modes of commerce and communication, and cannot assure you that we can develop our products and services in a manner that will suit their needs and expectations faster or more effectively than our competitors, or at all. If we are not able to do so, our results of operations would suffer.

Our future success depends in part on our ability to effectively develop and sell additional products, services and features.

We invest in the development of new products and services with the expectation that we will be able to effectively offer them to our clients. For example, we have recently begun to offer ReachDisplay to our existing Direct Local clients in North America. In addition, we plan to develop or potentially acquire products and services that address new segments of an SMB’s marketing activities, such as digital presence, reputation management and customer retention. As part of this strategy, in connection with our acquisition of SMB:LIVE, we are developing a suite of digital presence and reputation management products for SMBs, which we plan to launch in the third quarter of 2010. Our future revenue depends in part on our ability to sell these products and services, as well as additional features and enhancements to our existing offerings, to our clients. Our ability to develop and launch new products on our expected timelines, or at all, is subject to numerous risks and uncertainties, such as the difficulties of designing complex software products, achieving desired functionality and integrating the new products with our existing technology.

The sale of new or additional features, products and services, the value or utility of which may be different from our current products and services or less easily understood by our clients, may require increasingly sophisticated and costly sales efforts and increased operating expenses, as well as additional training of our IMCs and education for our SMB clients. New product launches require the investment of resources in advance of any revenue generation. If new products fail to achieve market acceptance, we may never realize a return on this investment. If these efforts are not successful, our business may suffer. Further, many SMBs have modest advertising budgets. Accordingly, we cannot assure you that the successful introduction of new products or services will not adversely affect sales of our current products and services or that our SMB clients will increase their aggregate spending as a result of the introduction of new products and services.

We currently receive rebates and other financial incentives from media publishers. In most circumstances, these rebates and financial incentives can be terminated by the applicable media publisher, or made subject to burdensome conditions, upon little or no notice.

We receive rebates or incentives from Yahoo!, Microsoft and other publishers and, in the United Kingdom and Australia, from Google. Publisher rebates, as percentage of revenue, for the years ended 2007, 2008 and 2009 and for the three months ended March 31, 2010, were 1.7%, 4.1%, 1.2% and 1.9%, respectively. These rebate programs are subject to change or cancellation with little notice, have been cancelled in the past and may be coupled with burdensome operational requirements. As discussed in an earlier risk factor, Google has, in the past, unilaterally and with limited notice, changed or eliminated its rebate programs. Yahoo!, Microsoft and other publishers may similarly make such unilateral changes, and there are no guarantees that we would be able to defray the effects of the losses of those rebates.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our revenue and operating results could vary significantly from quarter-to-quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

•	unilateral actions taken by Google or other media providers;

•	seasonal variations in advertising budgets and media pricing;

•	seasonal variations in IMC hiring;

•	the rate at which SMBs migrate their advertising spending online;

•	the timing and stage of product and technology development;

•	the impact of worldwide economic conditions on our revenue and expenses;

•	our ability to accurately forecast revenue and appropriately plan our expenses;

•	the attraction and retention of qualified employees and key personnel;

•	the effectiveness of our internal controls;

•	our ability to effectively manage our growth;

•	the timing of and our ability to enter new markets and manage expansion in new markets;

•	our ability to successfully manage any future acquisitions of businesses, solutions or technologies;

•	interruptions in service and any related impact on our reputation;

•	the impact of fluctuations in currency exchange rates;

•	the effects of natural or man-made catastrophic events; and

•	changes in government regulation affecting our business.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance. In addition, our operating results may not meet the expectations of investors.

We may be unsuccessful in managing or growing our international operations, which could harm our business, operating results and financial condition.

We currently have international sales operations in Australia, the United Kingdom and Canada, and campaign support services in India. Revenue from international operations outside North America accounted for 6.7% and 15.3% of total revenue in 2009 and the three months ended March 31, 2010, respectively. Over the long term, we intend to expand our international operations to new markets and countries. We may incur losses or otherwise fail to enter new markets successfully.

Our ability to operate internationally involves various risks, including the need to invest significant resources, the possibility that returns on such investments will not be achieved in the near future and competitive environments with which we are unfamiliar. Our international operations may not prove to be successful in certain or any markets. In addition, we have incurred and expect to continue to incur significant expenses as we attempt to establish our presence in particular international markets. Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. Our initial focus in international operations has been in English-speaking countries. We have no experience in modifying our technology and selling our solutions in non-English speaking international markets. Furthermore, in many international markets, we would not be the first entrant, and there may exist greater competition with stronger brand recognition than we have faced in our current markets. Different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may cause our business and operating results to suffer.

Our international operations may also fail to succeed due to other risks inherent in foreign operations, including:

•	difficulties or delays in developing a network of clients in one or more international markets;

•	legal, political or systemic restrictions on the ability of U.S. companies to market products and services or otherwise do business in foreign countries;

•

international intellectual property laws that may be insufficient to protect our intellectual property or permit us to successfully defend ourselves or our intellectual property in international lawsuits;

•	difficulties in staffing and managing foreign operations;

•	greater difficulty in accounts receivable collection;

•	currency fluctuations or a weakening U.S. dollar, which can increase costs of international expansion;

•	potential adverse tax consequences;

•	lack of infrastructure to adequately conduct electronic commerce transactions; and

•	price controls or other restrictions on foreign currency.

As a result of these obstacles, we may find it impossible or prohibitively expensive to continue or expand our international operations, which could harm our business, operating results and financial condition.

Growth may place significant demands on our management and our infrastructure.

We have experienced substantial growth in our business. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of clients enhanced solutions, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our clients, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline and efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

Our independent registered public accounting firm reported to us that, at December 31, 2009, we had significant deficiencies in our internal controls.

Our independent registered public accounting firm reported to us that, at December 31, 2009, we had significant deficiencies in our internal controls with respect to our processes for calculating the costs to be capitalized for internally developed software and our method of performing the consolidation process for our financial reports. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is important enough to merit attention by those responsible for oversight of the registrant’s financial reporting. A significant deficiency is less severe than a “material weakness,” which the PCAOB defines as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The significant deficiency with respect to the calculation of capitalized software development costs pertains to our lack of contemporaneous documentation of how each project meets the criteria for capitalization and the frequency of collection of estimates used to quantify the costs to be capitalized. We are in the process of remediating this significant deficiency by establishing additional control systems to assure that such contemporaneous documentation is prepared and the frequency of collections is increased. The significant deficiency relating to our consolidation process pertains to our use of multiple spreadsheets and a manual process to effect the consolidation. We have begun the process of remediating this significant deficiency by implementing additional systems to automate a significant portion of the consolidation and reporting process. We are in the process of designing and implementing an Oracle Hyperion financial reporting system that will streamline the financial reporting process and standardize our chart of accounts and financial reporting templates across all of our subsidiaries. As of March 31, 2010 the system has been implemented and continues to be developed and tested.

Our remediation efforts may not, however, enable us to remedy the significant deficiencies or avoid material weaknesses or other significant deficiencies in the future. In addition, these significant deficiencies, any material weaknesses and any other significant deficiencies will need to be addressed as part of the evaluation of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and may impair our ability to comply with Section 404, which will first be applicable to us with respect to our Annual Report on Form 10-K to be filed in 2012.

Our ability to deliver reporting and tracking solutions to our clients depends upon the quality, availability, policies and prices of third-party call tracking providers, website hosting companies and domain registrars.

We rely on third parties to provide our call tracking and recording services. In certain geographies, we rely on a single call tracking provider. In the event the provider were to terminate our relationship or stop providing these services, our ability to provide our tracking services could be impaired. We may not be able to find an alternative provider in time to avoid a disruption of our services or at all, and we cannot be certain that such provider’s services would be compatible with our products without significant modifications or cost, if at all. Our proxy servers, which underlie key elements of our tracking services, require the use of various domains and IP address blocks. If domain registrars, website hosting companies or Internet service providers determined that our use of such domains and IP blocks were in violation of their terms of service or internet policies, such companies could elect to block our traffic. For example, several website hosting companies have blocked traffic from our reverse proxy servers for a group of our SMB clients, resulting in our inability to provide our full tracking services to those clients. Our ability to address or mitigate these risks may be limited. The failure of all or part of our tracking services could result in a loss of clients and associated revenue and could harm our results of operations.

We rely on bandwidth providers, data centers and other third parties for key aspects of the process of providing online marketing solutions to our clients, and any failure or interruption in the services provided by these third parties could harm our ability to operate our business and damage our reputation.

We rely on third-party vendors, including data center, Internet infrastructure and bandwidth providers. Any disruption in the services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with our clients and adversely affect our brand and our business and could expose us to liabilities to third parties.

Client complaints or negative publicity about our customer service or other business practices could adversely affect our reputation and brand.

Client complaints or negative publicity about our technology, personnel or customer service could severely diminish confidence in and the use of our products and services. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could significantly impact our operating results. Moreover, failure to provide our clients with high-quality customer experiences for any reason could substantially harm our reputation and our brand and adversely affect our efforts to develop as a trusted provider of online marketing and reporting solutions for the SMB market.

Rapid technological changes may render our online marketing and reporting solutions obsolete or decrease the attractiveness of our solutions to our clients.

To remain competitive, we must continue to enhance and improve the functionality and features of our RL Platform. The Internet, access to the Internet and the online marketing and advertising industry are rapidly changing. Our competitors are constantly developing new products and services in online marketing and advertising. As a result, we must continue to invest significant resources in order to enhance our existing products and services and introduce new products and services that clients can easily and effectively use. If competitors introduce new solutions embodying new technologies, or if new industry practices emerge, our existing technology may become obsolete. Our future success will depend on our ability to:

•	enhance our existing solutions;

•	develop new solutions and technologies that address the increasingly sophisticated and varied needs of our prospective clients; and

•	respond to technological advances and emerging industry practices on a cost-effective and timely basis.

Developing our online marketing and reporting solutions and the underlying technology entail significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our RL Platform and network infrastructure to client requirements or emerging industry practices. If we face material delays in introducing new or enhanced solutions, our clients may forego the use of our solutions in favor of those of our competitors.

Future acquisitions could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our offerings and markets and grow our business in response to changing technologies, client demands and competitive pressures. In some circumstances, such as our acquisition of SMB:LIVE, we may determine to do so through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the company that we acquired, particularly if key personnel of an acquired company decide not to work for us. In addition, we may borrow to complete an acquisition, which would increase our costs, or issue equity securities, which would dilute our stockholders’ ownership and could adversely affect the price of our common stock. We have grown organically, rather than through acquisitions. As a result, we have little experience in identifying and executing acquisition opportunities. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience. Consequently, we may not achieve anticipated benefits of the acquisitions which could harm our operating results.

We may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

We may require additional capital to operate or expand our business. In addition, some of the product development initiatives we have in the early stages of development, such as digital presence, reputation management and customer retention, may require substantial additional capital resources before they begin to generate revenue. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we do not have funds available to enhance our solutions, maintain the competitiveness of our technology or pursue business opportunities, we may not be able to service our existing clients or acquire new clients, which could have an adverse effect on our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage will likely be insufficient to compensate us for losses that may occur. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential intellectual property or client data. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting the Los Angeles area, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high quality customer service, such disruptions could negatively impact our ability to run our business, which could have an adverse affect on our operating results and financial condition.

If our security measures are breached and unauthorized access is obtained to a client’s data, our service may be perceived as not being secure and clients may curtail or stop using our service.

Our service involves the storage and transmission of clients’ proprietary information, such as credit card and bank account numbers, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. Our payment services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards, debit cards or bank account information, identity theft or merchant fraud.

For example, in April 2010 we experienced a security breach of our Australian platform, which resulted in disruption of advertising campaigns. The breach also required bringing the Australian platform offline for approximately thirty-six hours, which resulted in limitations on customer reporting and delayed implementation of a few new campaigns. While the disruption did not result in any compromise of customer credit card or our internal human resources information, we cannot assure that future breaches will not occur nor that any such breaches will not compromise commercially sensitive data.

If our security measures are breached in the future as a result of third-party action, employee error, malfeasance or otherwise, and as a result, someone obtains unauthorized access to our clients’ data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and clients.

We are subject to a number of risks related to credit card payments we accept. If we fail to be in compliance with applicable credit card rules and regulations, we may incur additional fees, fines and ultimately the revocation of the right to use the credit card company, which would have a material adverse effect on our business, financial condition or results of operations.

In 2009, approximately 64% of our clients’ campaigns were paid for using a credit card or debit card. For credit and debit card payments, we pay interchange and other fees, which may increase over time and raise our operating expenses and adversely affect our net income. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. We believe we are compliant with the Payment Card Industry Data Security Standard, which incorporates Visa’s Cardholder Information Security Program and MasterCard’s Site Data Protection standard. However, there is no guarantee that we will maintain such compliance or that compliance will prevent illegal or improper use of our payment system. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our clients. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and could have a material adverse effect on our business, financial condition or results of operations.

Our revenue may be negatively affected if we are required to charge sales tax or other transaction taxes on all or a portion of our past and future sales to customers located in jurisdictions where we are currently not collecting and reporting tax.

We generally do not charge, collect or have imposed upon us sales or other transaction taxes related to the products and services we sell, except for certain corporate level taxes and transaction level taxes outside of the United States. However, many states, local jurisdictions or one or more countries may seek to impose sales or other transaction tax obligations on us in the future. A successful assertion by any state, local jurisdiction or country in which we do business that we should be collecting sales or other transaction taxes on the sale of our products or services could result in substantial tax liabilities related to past sales, create increased administrative burdens or costs, discourage clients from purchasing products or services from us, decrease our ability to compete or otherwise substantially harm our business and results of operations. The imposition of new laws requiring the collection of sales or other transaction taxes on the sale of our products or services could create increased administrative burdens or costs, discourage clients from purchasing products or services from us, decrease our ability to compete or otherwise substantially harm our business and results of operations.

Failure to adequately protect our intellectual property could substantially harm our business and operating results.

Because our business is heavily dependent on our intellectual property, including our proprietary technology, the protection of our intellectual property rights is crucial to the success of our business. We rely on a combination of intellectual property rights, including trade secrets, patent applications, copyrights and trademarks, as well as contractual restrictions, to safeguard our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our online marketing and reporting solutions, technology, software and functionality or obtain and use information that we consider proprietary. Moreover, policing our proprietary rights is difficult and may not always be effective. In particular, because we sell our solutions internationally, we may need to enforce our rights under the laws of countries that do not protect proprietary rights to as great an extent as do the laws of the United States.

Our proprietary technology is not currently protected by any issued patents, and policing our rights to such technology may be hindered if we are unable to obtain any patents. In addition, the type and extent of patent claims that may be issued to us in the future is uncertain, and any patents that are issued may not contain claims that permit us to stop competitors from using similar technology. In light of the costs of obtaining patent protection, at times we may choose not to protect certain innovations that later on prove to be highly important. To the extent that the various technologies underlying any patent applications are determined to be business methods, the law around these types of patents is rapidly developing, and pending changes may impact our ability to protect our technology and proprietary use thereof through patents.

We have registered ReachLocal and other trademarks as trademarks in the United States and in certain other countries. Some of our trade names are not eligible to receive trademark protection. Also, trademark protection may not be available, or sought by us, in every country in which our technology and products are available online. Competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to client confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term ReachLocal or our other trademarks.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and could substantially harm our operating results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently litigate or threaten litigation based on allegations of infringement or other violations of intellectual property rights. Other parties have asserted, and may in the future assert, that we have infringed their intellectual property rights. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence. In addition, we have been and could in the future become involved in disputes over the use of keywords by our clients, to the extent such clients’ competitors allege the use of such keywords on our RL platform violates such competitors’ trademark rights. We cannot predict whether assertions of third-party intellectual property rights or claims arising from such assertions will substantially harm our business and operating results. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation and diversion of technical and management personnel. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s patent or copyright rights; cease making, licensing or using solutions that are alleged to incorporate the intellectual property of others; expend additional development resources to redesign our solutions; and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Over time, we expect that we will increasingly be subject to infringement claims as the number of competitors in our industry segment grows or as our presence and visibility within the industry increases.

We could lose clients if we or our media partners fail to detect click-through or other fraud on advertisements in a manner that is acceptable to our clients.

We are exposed to the risk of fraudulent clicks or actions on our third-party publishers’ websites. We may lose clients, or in the future we may have to refund revenue that our clients have paid to us and that was later attributed to, or suspected to be caused by, click-through fraud. Click-through fraud occurs when an individual clicks on an ad displayed on a website or an automated system is used to create such clicks with little to no intent of viewing the underlying content. If fraudulent clicks are not detected, the affected clients may become dissatisfied with our campaigns, which in turn may lead to loss of clients and the related revenue.

If the technology that we currently use to target the delivery of online advertisements is restricted or becomes subject to regulation, our expenses could increase and we could lose clients.

Websites typically place small files of non-personalized information, commonly known as cookies, on an Internet user’s hard drive. For example, our remarketing product uses cookies for its remarketing capabilities, which involves showing a consumer an ad for the website of an advertiser that the consumer has previously visited. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation has been introduced in some jurisdictions to regulate the use of cookie technology. In Europe, we and our clients are bound by a number of obligations in relation to the use of cookies. The restrictive nature of these obligations may increase significantly in the future, following recent amendments to the governing European Union directive, which may require users to provide consent to the use of cookies. If any new regulations and directives require us to alter the ways in which we use cookies, our ability to provide our products and services to our clients would be impaired.

Some of our services may utilize “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our services may utilize software licensed by its authors or other third parties under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. Some of those licenses may require that we make available source code for modifications or derivative works we create using the open source software, that we provide notices with our products and that we license any modifications or derivative works under an open source license or rights of further use to third parties. If we combine our proprietary software with open source software, we could be required to release the source code of our proprietary software. Although we take steps to ensure that our software engineers properly isolate our proprietary software they design from open source software components, we may not control the product development efforts of our engineers and we cannot be certain that they have not inappropriately incorporated open source software into our proprietary technologies. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any applicable open source license, we could be subject to liability for copyright infringement damages and breach of contract. In addition, we could be enjoined from selling our services that contained the open source software and required to make the source code for the open source software available, to grant third parties certain rights of further use of our software or to remove the open source software from our services, which could disrupt our distribution and sale of some of our services.

We could be subject to legal claims, government enforcement actions and damage to our reputation and held liable for our or our clients’ failure to comply with federal, state and foreign laws, regulations or policies governing consumer privacy, which could materially harm our business.

Recent growing public concern regarding privacy and the collection, distribution and use of information about Internet users has led to increased federal, state and foreign scrutiny and legislative and regulatory activity concerning data collection and use practices. The United States Congress currently has pending legislation regarding privacy and data security measures. The European Union’s directives addressing data privacy and electronic communications limit both our ability to use electronic communications in relation to Internet users, and our ability to collect and use information regarding these Internet users. These restrictions in relation to targeted advertising may become significantly more onerous in the future following the introduction of an amendment to the Privacy and Electronic Communications Directive, which may require a material change in our and our clients’ use of certain common technologies (including cookies) used to track and target Internet advertising. Our Australia operations currently are subject to privacy and data security measures under privacy laws. These may be amended in 2011 to provide for greater powers to the regulator and more extensive penalties for breaches. Our failure to comply with these or other federal, state or foreign laws could result in liability and materially harm our business.

In addition to government activity, privacy advocacy groups and the technology and direct marketing industries are considering various new, additional or different self-regulatory standards. This focus, and any legislation, regulations or standards promulgated, may impact us adversely. Governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including consumer privacy laws, affecting our clients and us (such as the proposed amendments to the European Union’s directives mentioned above). Since many of the proposed laws or regulations are just being developed, and a consensus on privacy and data usage has not been reached, we cannot yet determine the impact these proposed laws or regulations may have on our business. However, if the gathering of profiling information were to be curtailed, Internet advertising would be less effective, which would reduce demand for Internet advertising and harm our business.

Our clients are also subject to various federal, state and foreign laws concerning the collection and use of information regarding individuals, including the Children’s Online Privacy Protection Act, the Federal Drivers Privacy Protection Act of 1994, the privacy provisions of the Gramm-Leach-Bliley Act, the Federal CAN-SPAM Act of 2003, the Data Protection Directive and the Privacy and Electronic Communications Directive in Europe and the Privacy Act 1988 in Australia. The European Union’s directives are implemented differently in each European Union member state and our clients will therefore be subject to the local implementing laws in their relevant member state. We cannot assure you that our clients are currently in compliance, or will remain in compliance, with these laws and their own privacy policies. We may be held liable if our clients use our online marketing and reporting solutions in a manner that is not in compliance with these laws or their own stated privacy policies.

Government regulation of the Internet is evolving, and unfavorable changes could substantially harm our business and operating results.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential Internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet. Unfavorable resolution of these issues may substantially harm our business and operating results.

In addition, the Federal Trade Commission, or the FTC, has recently issued its report on Self-Regulatory Principles for Online Behavioral Advertising which promotes principles designed to encourage meaningful self-regulation with regard to online behavioral advertising within the industry. As evidenced by such report, the FTC maintains its support of self-regulation within the industry, however its message strongly encourages that industry participants come up with more meaningful and rigorous self-regulation or invite legislation by states, Congress or a more regulatory approach by the FTC. Such legislation or increased regulatory approach by the FTC may adversely affect our ability to grow our remarketing and ReachDisplay products. Other laws and regulations have been adopted and may be adopted in the future, and may address issues such as user privacy, spyware, “do not email” lists, pricing, intellectual property ownership and infringement, copyright, trademark, trade secret, export of encryption technology, click-fraud, acceptable content, search terms, lead generation, behavioral targeting, taxation and quality of products and services. This legislation could hinder growth in the use of the Internet generally and adversely affect our business. Moreover, it could decrease the acceptance of the Internet as a communications, commercial and advertising medium.

Risks Related to Owning Our Common Stock

An active, liquid and orderly market for our common stock may not develop or be sustained, and the trading price of our common stock is likely to be volatile.

Prior to this offering, there has been no public market for shares of our common stock. An active trading market for our common stock may not develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	the number of shares of our common stock publicly owned and available for trading;

•	threatened or actual litigation;

•	changes in laws or regulations relating to our solutions;

•	any major change in our board of directors or management;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market in general, and the market for Internet-related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition. In addition, the recent distress in the financial markets has also resulted in extreme volatility in security prices.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

After the completion of the offering, we will have 27,138,285 outstanding shares of common stock (27,763,285 shares of common stock if the underwriters exercise in full their option to purchase additional shares). This number is comprised of all the shares of our common stock that we are selling in this offering, which may be resold immediately in the public market. Subject to certain exceptions described under the caption “Underwriters,” we and all of our directors and officers and certain of our stockholders, warrant and option holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters for a period of 180 days from the date of this prospectus. When this period expires, we and our locked-up security holders will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per outstanding share of our common stock immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Purchasers of our common stock in this offering will incur immediate and substantial dilution of $16.05 per share in the net tangible book value of our common stock from the assumed initial public offering price of $18.00 per share, which is the mid-point of the estimated range set forth on the cover of this prospectus. The exercise of outstanding options to purchase our common stock may result in further dilution.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and will be subject to other requirements that will be burdensome and costly. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are just beginning the costly and challenging process of compiling the system and processing documentation before we perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock. Failure to comply with the new rules might make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will generally have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. We expect that we will use the net proceeds of this offering to fund development of our products and services and for general corporate purposes, including working capital, selling and marketing activities, general and administrative matters and capital expenditures. We will also use the net proceeds of this offering to fulfill a deferred payment obligation of $6.1 million in connection with our acquisition in September 2009 of the approximately 53% of our Australian operations that we did not already own, and may use up to $1.0 million to fulfill a deferred cash payment obligation in connection with our acquisition of SMB:LIVE, which is payable in three installments through February 2012. We may also use a portion of the net proceeds for the acquisition of businesses, solutions and technologies that we believe are complementary to our own. We have not otherwise allocated the net proceeds from this offering for any specific purposes. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Participation in this offering by Rho Ventures would reduce the available public float for our shares.

Rho Ventures V, L.P. and its related funds, or together Rho Ventures, is being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price, for an aggregate purchase price of up to $4,000,000. As of March 31, 2010, Rho Ventures beneficially owned 12.88% of our outstanding common stock (assuming conversion of all outstanding shares of preferred stock). In addition, Habib Kairouz, a member of our Board of Directors, is a Managing Partner of Rho Capital Partners, an affiliate of Rho Ventures, and David Carlick, another member of our Board of Directors, serves as a Venture Partner with Rho Capital Partners. Based on an initial public offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, Rho Ventures is being allocated the opportunity to purchase 222,222 shares of our common stock in this offering and has indicated an interest in purchasing all of such shares. If Rho Ventures were to purchase all of these shares, Rho Ventures would beneficially own approximately 12.12% of our outstanding common stock after this offering and our current directors and executive officers as a group would beneficially own approximately 61.52% of our outstanding common stock after this offering, based on 27,138,285 shares of common stock outstanding after this offering.

If Rho Ventures purchases all or a portion of the shares in which it has indicated an interest in purchasing in this offering, such purchase would reduce the available public float for our shares because Rho Ventures would be restricted from selling the shares by a lock-up agreement Rho Ventures has entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by Rho Ventures in this offering would reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Investment funds managed by VantagePoint Venture Partners will own a substantial amount of our stock after this offering, and will have significant influence over our business.

After this offering, we anticipate that investment funds managed by VantagePoint Venture Partners, one of our early venture capital investors, will beneficially own approximately 46.39% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering from us. As a result, VantagePoint will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors. VantagePoint’s significant ownership also could affect the market price of our common stock by, for example, delaying, deferring or preventing a change in corporate control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. In addition, prior to the consummation of this offering, the investment funds managed by VantagePoint had the right to appoint two members of our board of directors. After the consummation of this offering, Alan Salzman and Jason Whitt, both of whom are affiliated with VantagePoint, will be members of our board of directors, with Mr. Salzman acting as Chairman of our board of directors. If Messrs. Salzman and Whitt cast votes in a similar manner, those two votes could substantially influence the decisions of our board of directors.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors, including, among other things:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, the Chief Executive Officer, the president (in absence of a Chief Executive Officer) or our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our certificate of incorporation relating to the issuance of preferred stock and management of our business or our bylaws, which may inhibit the ability of an acquiror from amending our certificate of incorporation or bylaws to facilitate a hostile acquisition;

•

the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquiror from amending the bylaws to facilitate a hostile acquisition; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, our board of directors has approved the transaction.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future net sales, projected expenses, prospects and plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective” or the negative of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. These forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including:

•	our ability to evaluate our current and future prospects;

•	our ability to grow revenue to offset increased expenses;

•	our ability to purchase media from Google, Yahoo! and Microsoft;

•	our ability to recruit, train and retain our Internet Marketing Consultants;

•	competition and competitive factors;

•	the impact of worldwide economic conditions, including the resulting effect on advertising budgets;

•	our ability to predict our future operating results;

•	our ability to expand our operations internationally;

•	our ability to keep pace with changes in technology;

•	our ability to comply with applicable credit card rules and regulations;

•	our ability to protect our intellectual property;

•	our ability to comply with government regulation affecting our business, including regulations or policies governing consumer privacy; and

•	other risk factors included under “Risk Factors” in this prospectus.

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that each source is reliable as of its respective date, the information contained in such sources has not been independently verified, and neither the underwriters nor we can assure you as to the accuracy or completeness of this information. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $43.9 million, or approximately $54.4 million if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $18.00 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $3.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We anticipate that we will use the net proceeds of this offering to fund working capital and for general corporate purposes. We will also use the net proceeds of this offering to fulfill our deferred payment obligation of $6.1 million in connection with our acquisition of the approximately 53% of our Australian operations that we did not already own in September 2009. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to, complementary technologies, products, services or businesses. Our management will have broad discretion over the use of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds of this offering in short-term, investment-grade interest-bearing securities or guaranteed obligations of the U.S. government.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock and currently do not anticipate paying any cash dividends after the offering and for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors our board of directors deems relevant.

CAPITALIZATION

The following table shows a summary of our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2010:

•	on an actual basis; and

•

on a pro forma, as adjusted basis, giving effect to (i) the automatic conversion of all outstanding preferred stock into an aggregate of 16,712,120 shares of common stock upon completion of this offering and (ii) our receipt of the net proceeds from the sale by us in this offering of 3,316,103 shares of common stock at an assumed public offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, estimated offering expenses payable by us and payment of our deferred purchase price obligation in connection with the ReachLocal Australia acquisition.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2010
	Actual	Pro Forma as Adjusted (1)
(in thousands)
Cash, cash equivalents and short-term investments	$40,838	$86,662

Stockholders’ equity:
Convertible preferred stock	4	—
Common stock	1	1
Receivable from stockholder	(102)	(102)
Additional paid-in capital	48,677	98,714
Accumulated deficit	(7,151)	(7,272)
Accumulated other comprehensive loss	(116)	(116)

Total stockholders’ equity	$41,313	$91,225

Total capitalization	$41,313	$91,225

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share of our common stock in this offering would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $3.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The share information in the table above excludes, as of March 31, 2010:

•	5,173,693 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $8.27 per share;

•	76,137 shares of common stock issuable upon the exercise of a warrant with an exercise price of approximately $9.23 per share;

•	15,000 shares of common stock issuable upon the exercise of a warrant with an exercise price of approximately $10.91 per share; and

•

2,285,634 shares of common stock reserved for future issuance under our stock-based compensation plans, including 185,634 shares reserved for issuance under our existing stock option plan and an additional 2,100,000 shares of common stock reserved for future issuance under our amended and restated stock plan, which was approved by our stockholders on April 23, 2010 in connection with this offering, of which approximately 1,400,000 shares are expected to be granted in the form of stock options and restricted stock units to our employees, including options to purchase 480,000 shares to be granted to our named executive officers (in the respective amounts set forth on page 97 of this prospectus), immediately following the pricing of this offering at an exercise price equal to the initial public offering price.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering. After giving effect to the automatic conversion of our preferred stock in connection with this offering, our pro forma historical net tangible book value of our common stock as of March 31, 2010 was $3.1 million, or $0.13 per share. Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the number of shares of our outstanding common stock.

After giving effect to the sale of 4,166,667 shares of common stock in this offering at an initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the payment of our deferred purchase price obligation in connection with the ReachLocal Australia acquisition, our pro forma as adjusted net tangible book value as of March 31, 2010 would have been $53.0 million, or $1.95 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.82 per share to existing stockholders and an immediate dilution of $16.05 per share to new investors purchasing shares in the offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price		$18.00
Pro forma net tangible book value per share as of March 31, 2010	$0.13
Increase per share attributable to this offering from new investors	1.82

Pro forma net tangible book value, as adjusted to give effect to this offering		1.95

Dilution per share to new investors in this offering		$16.05

Our pro forma as adjusted net tangible book value after the offering, and the dilution to new investors in the offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $0.11 per share, and increase (decrease) the dilution to new investors by $0.89 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of March 31, 2010, on a pro forma as adjusted basis, the differences between existing stockholders and new investors with respect to the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $18.00 per share of common stock, which is the mid-point of the estimated price range set forth on the cover page of this prospectus:

	Total Shares		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, other than percentages)
Existing stockholders (1)	23,822	88%	$70,987	54%	$2.98
New stockholders in this offering	3,316	12	59,690	46	18.00

Total	27,138	100%	$130,677	100%

(1)	Disregards 1,666,418 shares of Series C preferred stock and 1,977,823 shares of common stock issued by us and subsequently repurchased. See “Certain Relationships and Related Party Transactions.”

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 22,971,618 shares, or 84.6% of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing stockholders after this offering would be reduced to 82.7% of the total number of shares of our common stock outstanding after this offering.

The above discussion and tables are based on 23,822,182 shares of common stock issued and outstanding as of March 31, 2010, and exclude:

•	5,173,693 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $8.27 per share;

•	76,137 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of approximately $9.23 per share;

•	15,000 shares of common stock issuable upon the exercise of an outstanding warrant with an exercise price of approximately $10.91 per share; and

•

2,285,634 shares of common stock reserved for future issuance under our stock-based compensation plans, including 185,634 shares reserved for issuance under our existing stock option plan and an additional 2,100,000 shares of common stock reserved for future issuance under our amended and restated stock plan, which was approved by our stockholders on April 23, 2010 in connection with this offering, of which approximately 1,400,000 shares are expected to be granted in the form of stock options and restricted stock units to our employees, including options to purchase 480,000 shares to be granted to our named executive officers (in the respective amounts set forth on page 97 of this prospectus), immediately following the pricing of this offering at an exercise price equal to the initial public offering price.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statements of operations data for the three years ended December 31, 2007, 2008 and 2009, as well as the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the years ended December 31, 2004 and 2005, as well as the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements not included in this prospectus. We derived the unaudited consolidated statements of operations data for the three months ended March 31, 2009 and 2010 and consolidated balance sheet data as of March 31, 2010 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,					Three Months Ended March 31, 2010
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
Consolidated Statements of Operations:
(in thousands, except per share data)
Revenue	$4,426	$25,635	$68,356	$146,687	$203,117	$42,735	$63,626
Cost of revenue (1)	4,245	16,702	39,262	77,496	112,218	23,823	34,839
Operating expenses:
Selling and marketing (1)	1,892	8,062	24,435	61,054	76,175	17,080	23,940
Product and technology (1)	465	695	1,911	2,938	5,167	974	2,344
General and administrative (1)	952	1,475	5,804	12,128	15,534	3,057	5,385

Total operating expenses	3,309	10,232	32,150	76,120	96,876	21,111	31,669

Loss from operations	(3,128)	(1,299)	(3,056)	(6,929)	(5,977)	(2,199)	(2,882)
Gain on acquisition of ReachLocal Australia	—	—	—	—	16,223	—	—
Equity in losses of ReachLocal Australia	—	—	(250)	(813)	—	—	—
Other income (expense), net	6	181	669	889	(7)	9	(10)

Income (loss) before provision for income taxes	(3,122)	(1,118)	(2,637)	(6,853)	10,239	(2,190)	(2,892)
Provision (benefit) for income taxes	1	9	11	145	217	67	(638)

Net income (loss)	$(3,123)	$(1,127)	$(2,648)	$(6,998)	$10,022	$(2,257)	$(2,254)

Pro forma net income per share (unaudited)(2):
Basic					$0.44		$(0.10)

Diluted					$0.41		$(0.10)

Pro forma weighted average shares outstanding used in calculating net income per share (unaudited)(2):
Basic					22,995		23,680
Diluted					24,613		23,680

(1)	Stock-based compensation, net of capitalization, and depreciation and amortization included in the above line items (in thousands):

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
Stock-based compensation:
Cost of revenue	$8	$13	$18	$34	$86	$10	$91
Selling and marketing	14	45	94	338	566	69	181
Product and technology	28	27	16	73	164	17	264
General and administrative	114	150	278	1,366	2,145	447	549

	$164	$235	$406	$1,811	$2,961	$543	$1,085

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
Depreciation and amortization:
Cost of revenue	$20	$40	$83	$186	$261	$63	$72
Selling and marketing	—	21	205	596	892	196	245
Product and technology	242	397	603	916	1,765	355	670
General and administrative	14	18	49	154	430	56	247

	$276	$476	$940	$1,852	$3,348	$670	$1,234

(2)	See Note 2 to our consolidated financial statements for an explanation of the method used to calculate pro forma basic and diluted net income per share of common stock.

	December 31,					March 31,
	2005	2006	2007	2008	2009	2010
						(Unaudited)
Consolidated Balance Sheet Data:
(in thousands)
Cash and cash equivalents	$3,337	$5,760	$8,409	$38,820	$35,379	$32,786
Working capital	2,831	5,832	22,913	15,256	(6,714)	(13,712)
Total assets	5,004	11,032	38,881	51,124	97,887	101,531
Total liabilities	1,286	3,232	12,590	28,610	55,769	60,218
Total stockholders’ equity	3,718	7,801	26,291	22,514	42,118	41,313

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Other Financial Data:
(in thousands)
Net cash provided by operating activities	$7,421	$12,062	$14,308	$3,012	$2,529
Capital Expenditures (unaudited) (3)	2,479	5,152	5,805	892	1,777
Non-GAAP Financial Measures (unaudited):
Adjusted EBITDA (4)	(1,710)	(3,266)	1,393	(986)	(228)
Underclassmen Expense (5)	10,043	27,886	26,824	6,892	7,806

	December 31,			March 31,
	2007	2008	2009	2009	2010
Other Operational Data:
Number of IMCs:
Upperclassmen	16	80	235	108	227
Underclassmen	152	337	280	277	342

Total	168	417	515	385	569

Active Advertisers (6)	7,400	11,600	14,700	12,400	15,700
Active Campaigns (7)	8,900	13,500	18,600	14,900	19,700

(3)	Represents purchases of property and equipment and the amount of software development costs capitalized, in aggregate, excluding stock-based compensation and the acquisition of ReachLocal Australia in September 2009 (see Note 4 to our consolidated financial statements).
(4)	We include Adjusted EBITDA in this prospectus because (i) it is a key basis upon which our management assesses our operating performance; (ii) it may be a factor in the evaluation of the performance of our management in determining compensation; (iii) we use it, in conjunction with GAAP measures such as revenue and income (loss) from operations, for operational decision-making purposes; and (iv) we believe it is one of the primary metrics investors use in evaluating Internet marketing companies. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization expenses, excluding, when applicable, stock-based compensation, the effects of accounting for business combinations and amounts included in other non-operating income or expense.

Our management believes that Adjusted EBITDA permits an assessment of our operating performance, in addition to our performance based on our GAAP results, that is useful in assessing the progress of the business. By excluding (i) the effects of accounting for business combinations and associated acquisition and integration costs, which obscure the measurable performance of the business operations; (ii) depreciation and amortization and other non-operating income and expense, each of which may vary from period to period without any correlation to underlying operating performance; and (iii) stock-based compensation, which is a non-cash expense, we believe that we are able to gain a fuller view of the operating performance of the business. We provide information relating to our Adjusted EBITDA so that investors have the same data that we employ in assessing our overall operations. We believe that trends in our Adjusted EBITDA are a valuable indicator of operating performance on a consolidated basis and of our ability to produce operating cash flow to fund working capital needs, capital expenditures and investments in Underclassmen.

In addition, we believe Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other interested parties in our industry as a measure of financial performance and debt-service capabilities. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

•	Adjusted EBITDA does not reflect the potentially significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness we may incur in the future;

•

Adjusted EBITDA does not reflect income and expense items that relate to our financing and investing activities, any of which could significantly affect our results of operations or be a significant use of cash;

•	Adjusted EBITDA does not reflect certain tax payments that may represent a reduction in cash available to us; and

•	Other companies, including companies in our industry, calculate Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

Adjusted EBITDA is not intended to replace operating income (loss), net income (loss) and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results, including cash flows provided by operating activities, and using total Adjusted EBITDA as a supplemental financial measure.

The following table presents a reconciliation of Adjusted EBITDA to our loss from operations for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
(in thousands)
Loss from operations	$(3,056)	$(6,929)	$(5,977)	$(2,199)	$(2,882)
Add:
Depreciation and amortization	940	1,852	3,348	670	1,234
Stock-based compensation, net	406	1,811	2,961	543	1,085
Acquisition and integration costs	–	–	389	–	335
Amortization of step-down in deferred revenue on acquisition of ReachLocal Australia, net of tax	–	–	672	–	–

Adjusted EBITDA	$(1,710)	$(3,266)	$1,393	$(986)	$(228)

(5)	Underclassmen Expense is a number we calculate to approximate our investment in Underclassmen and is comprised of the selling and marketing expenses we allocate to Underclassmen during a reporting period. The amount includes the direct salaries and allocated benefits of the Underclassmen (excluding commissions), training and sales organization expenses including depreciation allocated based on relative headcount and marketing expenses allocated based on relative revenue. While we believe that Underclassmen Expense provides useful information regarding our approximated investment in Underclassmen, the methodology we use to arrive at our estimated Underclassmen Expense was developed internally by the company, is not a concept or method recognized by GAAP and other companies may use different methodologies to calculate or approximate measures similar to Underclassmen Expense. Accordingly, our calculation of Underclassmen Expense may not be comparable to similar measures used by other companies.
(6)	Active Advertisers is a number we calculate to approximate the number of clients directly served through our Direct Local channel as well as clients served through our National Brands, Agencies and Resellers channel. We calculate Active Advertisers by adjusting the number of Active Campaigns to combine clients with more than one Active Campaign as a single Active Advertiser. Clients with more than one location are generally reflected as multiple Active Advertisers. Because this number includes clients served through the National Brands, Agencies and Resellers channel, Active Advertisers includes entities with which we do not have a direct client relationship. Numbers are rounded to the nearest hundred.
(7)	Active Campaigns is a number we calculate to approximate the number of individual products or services we are managing under contract for Active Advertisers. For example, if we were performing both ReachSearch and ReachDisplay campaigns for a client, we consider that two Active Campaigns. Similarly, if a client purchased ReachSearch campaigns for two different products or purposes, we consider that two Active Campaigns. Numbers are rounded to the nearest hundred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors.”

Overview

Our mission is to help small and medium-sized businesses, or SMBs, acquire, maintain and retain customers via the Internet. We offer a comprehensive suite of online marketing and reporting solutions, including search engine marketing, display advertising, remarketing and online marketing analytics, each targeted to the SMB market. We deliver these solutions to SMBs through a combination of our proprietary RL Platform and our direct, “feet-on-the-street” sales force of Internet Marketing Consultants, or IMCs, and select third-party agencies and resellers.

We use our RL Platform to create advertising campaigns for SMBs to target potential customers in their geographic area, optimize those campaigns in real time and track tangible results. Through a single Internet advertising budget, we enable our clients to reach local customers across all the major search engines and leading general interest and vertically focused online publishers. Based in or near the cities in which our clients operate, our IMCs establish a direct consultative relationship with our clients and, empowered by the RL Platform, work with the clients to achieve their marketing objectives.

We generate revenue by providing online advertising solutions for our clients through our search engine marketing product, ReachSearch, our display advertising product, ReachDisplay, our remarketing product and our campaign performance tracking product, TotalTrack. We sell our ReachSearch, ReachDisplay and remarketing products based on a package pricing model in which our clients commit to a fixed fee that includes the media; the optimization, reporting and tracking technologies of the RL Platform; and the personnel dedicated to support and manage their campaigns. While we do not commit to a specific set of results, we work with our clients to meet their marketing objectives. For our ReachSearch product, we believe clients evaluate performance based on the number and quality of leads (phone, email and other) received. For our ReachDisplay and remarketing products, we believe clients focus on the numbers of customers reached and the accuracy of targeting achieved through the campaign. Each of our products includes, through a single budget, access to multiple publishers, some of which are not directly available to SMBs, as well as access to our proprietary optimization and tracking technologies that dynamically adjust the publishers to which we allocate clients’ media spend in order to meet their performance objectives. For these reasons, while we rely on third-party publishers for the substantial majority of the media we purchase on behalf of our clients, we are not simply a reseller of media; rather, we market our products as a complete package of media optimized for the client.

Nearly all of our cost of revenue is for the purchase of media and nearly all of the media we purchase is from Google, Yahoo! and Microsoft. A substantial majority of the media we purchase is from Google. We generally purchase this media in an auction marketplace. We believe that our technology enables us to purchase this media efficiently and, as a result, allows us to fulfill our clients’ expected level of performance. However, an increase in the cost of media in these marketplaces without a corresponding increase in our media buying efficiency could result in an increase in our cost of revenue as a percentage of revenue even if our business expands. In addition, such an increase could result in an increase in the prices we must charge our clients or a decrease in our ability to fulfill our clients’ service expectations at the existing package price. While we enter into rebate and incentive programs with some publishers, these incentive programs are subject to change or cancellation with little notice, and, on occasion, these incentives have been cancelled, reduced or have required us to comply with rules that reduce the benefit of the incentives from what we previously received. For example, effective December 31, 2008, Google terminated a publisher rebate provided as part of its North American

Authorized AdWords Reseller program, which was the primary reason that our cost of revenue as a percentage of revenue increased from 52.8% in 2008 to 55.2% in 2009. In addition, in March 2010, we learned that Google was contemplating requiring companies such as ours to disclose to its customers a range of information, which might effectively include our fees associated with the purchase of Google media. For further information, see “Risk Factors—We purchase most of our media from Google, and our business could be adversely affected if Google takes actions that are adverse to our interests.”

We first offered our products and services solely through third-party agencies and resellers that, in turn, offered them to their end advertiser clients. In 2007, we began to allocate resources to focus on sales to national or regional businesses with multiple locations, such as franchisors, which we refer to as national brands. Because the sale to agencies, resellers and national brands involves negotiations with businesses that generally represent an aggregated group of SMB advertisers, we group them together as our National Brands, Agencies and Resellers channel. In 2006, we made the strategic decision to invest in creating a direct local sales force and began selling our products and services through our IMCs. We refer to sales through our IMCs as our Direct Local channel. Sales in the Direct Local channel accounted for 70% of our revenue in 2009 and 74% of our revenue for the three months ended March 31, 2010. Our ongoing investment in increasing the number of our IMCs has been the principal engine for our growth, and it is our largest operating expense.

In December 2006, we entered our first market outside of North America through a joint venture in Australia. On September 11, 2009, we acquired the remaining interest in our Australian joint venture. In connection with the ReachLocal Australia acquisition, we recognized a non-cash gain of $16.2 million and will pay $6.1 million in deferred cash compensation upon the closing of this offering. We now own all our international operations and currently operate in Australia, the United Kingdom and Canada. At March 31, 2010, 97 of our 569 total IMCs were located outside of North America.

On February 22, 2010, we acquired SMB:LIVE for consideration of up to approximately $8.5 million in cash and stock. On the closing date, we paid $2.8 million in cash. The balance of the purchase price, or the Deferred Consideration, of up to $5.7 million will be payable based upon the achievement of certain employee retention milestones through February 2012. Approximately $4.7 million of the Deferred Consideration will be payable in shares of our common stock, based on the price per share of our common stock in this offering, and approximately $1.0 million will be payable in cash. As the Deferred Consideration is contingent upon retention objectives with regard to the acquired employees, we will recognize such amounts as compensation expense over the period in which the Deferred Consideration may be earned.

We were formed in 2003 and remained a development-stage company until the end of 2004. Prior to 2007, we financed our operations and capital expenditures through private sales of preferred stock. Since 2007, we have financed our operations, our expansion of our IMC sales force and the extension of our Direct Local channel into new territories through cash provided by operations. Deferred revenue arising from prepayment by the great majority of our clients and vendor trade financing are major components of our cash flow from operations. Although we expect that cash flow from operations, existing cash balances and proceeds from our initial public offering will be sufficient to continue funding our expansion activities, these investments, including investments in developing new products and services for our clients, could require us to seek additional equity or debt financing, and that financing may not be available on terms favorable to us or at all. In addition, expansion in the number of IMCs and rapid expansion of new products and services for our clients could require significant capital and entail non-capitalized expenses that could diminish our income from operations.

Business Model, Operating Metrics and Trends

Our Direct Local channel has grown rapidly. As a percentage of revenue, Direct Local revenue has increased from 31% in 2007 to 74% in the three months ended March 31, 2010. Growth in Direct Local revenue is primarily driven by the growth in the number of IMCs and increases in IMC productivity, particularly those IMCs with more than 12 months of employment, who we refer to as Upperclassmen.

Typically, each month we hire one to two classes of 20-30 IMCs, with the hiring weighted towards the first ten months of the year. We refer to IMCs with 12 months or less of experience as Underclassmen. With each new class of Underclassmen, we track how they are performing relative to a standard level of revenue growth and other performance metrics for each month after their training. Understanding the performance of past and current Underclassmen allows us to adjust our investment in additional Underclassmen in the event we detect significant changes in their productivity.

We believe the key factors that affect the productivity of our IMCs are:

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Macroeconomic Conditions. Macroeconomic conditions directly impact the amount of money SMBs allocate to market their business. We believe that, commencing in mid-2008, IMC productivity was significantly impacted by the economic recession as some of our SMB clients were forced to close or temporarily suspend their operations, while others curtailed their marketing expenditures in light of a contraction in consumer spending. IMC productivity has, therefore, declined from the levels we observed in 2007 and the first two quarters of 2008. For this reason, in January 2009, we temporarily ceased hiring IMCs in North America. We began to observe some growth in IMC productivity starting in March 2009, and we resumed hiring IMCs at the end of March 2009 at a more modest level than in 2008.

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Number of Products. We believe that expanding our comprehensive suite of online marketing and reporting products and services will allow us to generate more revenue from each SMB relationship. Prior to 2009, we primarily offered a single product, ReachSearch. As a result of product and technology investments commencing in 2008, we launched ReachDisplay and our remarketing product in 2009. In addition, we are currently investing in the development of our digital presence and reputation management product based on the technology acquired in connection with the SMB:LIVE acquisition. While new products and technology require investment by us without any assurance of, and prior to recognition of, additional revenue, our strategy remains to increase the number of products our IMCs have to sell. Should some of these investments not achieve client acceptance or economic results, we may be required to reduce the value of the capitalized costs, if any, associated with such products and services and realize a reduction in net income.

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IMC Capacity. We continually endeavor to enhance the productivity of our IMCs. Our business model therefore contemplates additional investments in technology and support personnel to assist our IMCs in managing and maintaining existing clients in order to increase their capacity to acquire new clients. For example, we are investing in a centralized campaign performance organization in Shreveport, Louisiana that, in tandem with our existing customer support team, we expect will assume many of the day-to-day campaign management obligations of our IMCs. These investments are intended to increase IMC productivity, but the benefits of these investments, if any, will trail their expense. These additional costs will be borne through increased cost of revenue as well as product and technology expense.

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Client Tenure. One of the most time-consuming activities for our IMCs is the process of prospecting, arranging a time to visit and obtaining the first order for our products and services from a new client. A key factor in IMC productivity is therefore the success of our efforts to continue to sell our products and services to existing clients, which requires significantly less of an IMC’s time. We believe that a measure of the success of these efforts is the percentage of our revenue generated by sales to clients with different tenures. For this purpose, we divide our clients into three groups:

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Trial Period Clients. We characterize a client’s initial four months as the “trial period” because the most common term for a new client’s first agreement is four months, and we believe that four months is the shortest period in which performance of an advertising campaign can be fully assessed. Trial period clients represented 49%, 42% and 32% of our revenue for 2007, 2008 and 2009, respectively.

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First-Year Post-Trial Clients. We characterize a client that continues to advertise through us after its four-month trial period and for up to one year after its trial period as a First-Year Post-Trial Client. First-Year Post-Trial Clients represented 40%, 42% and 43% of our revenue for 2007, 2008 and 2009, respectively.

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Long-Term Clients. We characterize clients that continue to advertise through us for more than one year after their trial period as Long-Term Clients. Long-Term Clients represented 11%, 16% and 25% of our revenue for 2007, 2008 and 2009, respectively.

We regularly review a number of other financial and operating metrics to evaluate our business, determine the allocation of resources and make decisions regarding business strategies. The following table shows certain key operating metrics for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Number of IMCs (at period end):
Upperclassmen	16	80	235	108	227
Underclassmen	152	337	280	277	342

Total	168	417	515	385	569

Underclassmen Expense (in thousands) (1)	$10,043	$27,886	$26,824	$6,892	$7,806

Active Advertisers (at period end) (2)	7,400	11,600	14,700	12,400	15,700
Active Campaigns (at period end) (3)	8,900	13,500	18,600	14,900	19,700

(1)	For the definition of Underclassmen Expense, see Note 5 to “Selected Consolidated Financial and Other Data.”
(2)	For the definition of Active Advertisers, see Note 6 to “Selected Consolidated Financial and Other Data.”
(3)	For the definition of Active Campaigns, see Note 7 to “Selected Consolidated Financial and Other Data.”

Number of IMCs

Our ongoing investment in increasing the number of our IMCs has been the principal engine for our growth. In particular, our growth is driven by the increase in the number of Upperclassmen, who are significantly more productive than our Underclassmen. As such, we believe that our ability to grow our business is highly dependent on our ability to grow the number of our Upperclassmen. Beyond our hiring practices, which determine the number of IMCs to be hired as well as the rate at which we hire them, the increase in the number of Upperclassmen depends primarily on the productivity of Underclassmen, as the majority of Underclassmen attrition has been involuntary and is based on performance relative to a standard level of revenue growth and other performance metrics determined by us. We do not expect all Underclassmen to become Upperclassmen, and our investment decisions anticipate the cost of attrition. The performance of past and current IMCs allows us to adjust our investment model in the event there are significant changes in macroeconomic or competitive conditions.

Due to the economic recession, we temporarily ceased hiring IMCs in North America during the first quarter of 2009 and have hired IMCs at a slower rate than in prior periods beginning at the end of March 2009. As a result, the number of our Upperclassmen declined in the first quarter of 2010 and will grow at a slower rate in 2010 than in 2009. In connection with our acquisition on September 11, 2009 of the portion of ReachLocal Australia that we did not previously own, we added 45 Underclassmen and 17 Upperclassmen. At March 31, 2010, we had 38 Underclassmen and 25 Upperclassmen from ReachLocal Australia.

Underclassmen Expense

Underclassmen do not in the aggregate make a positive contribution to operating income. Our largest operating expenses include the hiring, training and retention of Underclassmen in support of our goal of developing more Upperclassmen.

Underclassmen Expense is a number we calculate to approximate our investment in Underclassmen and is comprised of the selling and marketing expenses we allocate to Underclassmen during a reporting period. The amount includes the direct salaries and allocated benefits of the Underclassmen (excluding commissions), training and sales organization expenses, including depreciation, allocated based on relative headcount and marketing expenses allocated based on relative revenue. While we believe that Underclassmen Expense provides useful information regarding our approximated investment in Underclassmen, the methodology we use to arrive at our estimated Underclassmen Expense was developed internally by the company, is not a concept or method recognized by GAAP and other companies may use different methodologies to calculate or approximate measures similar to Underclassmen Expense. Accordingly, our calculation of Underclassmen Expense may not be comparable to similar measures used by other companies.

We determine the amount to invest in Underclassmen Expense based on our objectives for development of the business and the key factors affecting IMC productivity described above.

The decrease in Underclassmen Expense from 2008 to 2009 reflects our decision in the beginning of 2009 to refrain from hiring Underclassmen in North America until the end of March 2009 and is net of a $1.2 million increase in Underclassmen Expense attributable to our acquisition in September 2009 of the portion of ReachLocal Australia that we did not previously own. The increase in Underclassmen Expense in the three months ended March 31, 2010 as compared to the preceding year period was primarily attributable to the inclusion of 38 Underclassmen from ReachLocal Australia and our decision to recommence hiring in the second quarter of 2009.

Active Advertisers and Active Campaigns

We track the number of Active Advertisers and Active Campaigns to evaluate the growth, scale and diversification of our business. We also use these metrics to determine the needs and capacity of our sales forces, our support organization and other personnel and resources.

Active Advertisers and Active Campaigns increased by 900 Active Advertisers and 1,200 Active Campaigns as a result of our acquisition of the portion of ReachLocal Australia that we did not already own on September 11, 2009.

Basis of Presentation

Sources of Revenue

We derive our revenue principally from the provision and sale of online advertising to our clients. Revenue includes the sale of our ReachSearch, ReachDisplay and remarketing products based on a package pricing model in which our clients commit to a fixed fee that includes the media, the optimization, reporting and tracking technologies of the RL Platform, and the personnel dedicated to support and manage their campaigns; the sale of our TotalTrack product; and set-up, management and service fees associated with these products and other services. We distribute our products and services directly through our sales force of IMCs, who are focused on serving SMBs in their local markets through an in-person, consultative process, which we refer to as our Direct Local channel, as well as a separate sales force targeting our National Brands, Agencies and Resellers channel. The sales cycle for sales to SMBs ranges from one day to over a month. Sales to our National Brands, Agencies and Resellers clients generally require several months.

We typically enter into agreements to provide advertising campaigns for the delivery of our ReachSearch and ReachDisplay products. Each agreement fixes the price per approximately 30-day campaign cycle, which includes all charges for the included technology and media services, management and other fees. Our Direct Local clients generally prepay for services either by credit card, check or electronic debit prior to the commencement of each campaign cycle. We record these prepayments as deferred revenue and only record revenue for income statement purposes as we purchase media and perform other services on behalf of clients. Generally, when at least 85% of requisite purchases and other services have occurred and an additional campaign cycle remains under the agreement, we make an additional billing or automatic collection for the next campaign cycle.

Our National Brands, Agencies and Resellers clients enter into agreements of various lengths or that are indefinite. Our National Brands, Agencies and Resellers clients either pay in a manner similar to Direct Local clients or are extended credit privileges with payment generally due in 30 to 60 days. There were $3.4 million of related accounts receivables at March 31, 2010.

Cost of Revenue

Cost of revenue consists primarily of costs of online media acquired from third-party publishers. Cost of revenue also includes third-party telephone and information services costs, data center and third-party hosting costs, credit card processing fees and other direct costs.

In addition, cost of revenue includes our costs to initiate, operate and manage our clients’ campaigns, other than costs associated with our sales force, which are reflected as selling and marketing expenses. These costs include salaries, benefits, bonuses and stock-based compensation for the related staff and allocated overhead such as depreciation expense, rent and utilities, as well as an allocable portion of our technical operations costs.

Operating Expenses

Selling and Marketing. Selling and marketing expenses consist primarily of personnel and related expenses for our selling and marketing staff, including salaries and wages, commissions, benefits, bonuses and stock-based compensation; travel and business costs; training, recruitment, marketing and promotional events; advertising; other brand building and product marketing expenses; and occupancy, technology and other direct overhead costs. A portion of the compensation for IMCs, sales management and other employees in the sales organization is based on commissions.

Product and Technology. Product and technology expenses consist primarily of personnel and related expenses for our product development and technology staff, including salaries, benefits, bonuses and stock-based compensation, and the cost of certain third-party service providers and other expenses, including occupancy, technology and other direct overhead costs. Technology operations costs, including related personnel and third-party costs, are included in product and technology expenses.

We capitalize a portion of costs for software development and, accordingly, include amortization of those costs as product and technology expenses as the RL Platform addresses all aspects of our activities, including supporting the IMC selling and consultation process, online publisher integration, efficiencies and optimization, providing insight to our clients into the results and effects of their online advertising campaigns and supporting all of the financial and other back-office functions of our business.

Following the acquisition of SMB:LIVE on February 22, 2010, product and technology expenses also include the amortization of the technology obtained in the acquisition and the expenses related to the deferred payment obligations for that acquisition related to product and technology personnel.

General and Administrative. General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance, human resources and corporate communications, including wages, benefits, bonuses and stock-based compensation, professional fees, insurance premiums and other expenses, including occupancy, technology and other direct overhead, certain costs in preparation to become a public company and other corporate expenses. During 2009, we strengthened our management and corporate infrastructure, particularly in our finance department, and implemented financial reporting, compliance and other infrastructure in preparation for becoming a public company.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. We continually evaluate our estimates, judgments and assumptions based on available information and experience. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates. Certain of our accounting policies require higher degrees of judgment than others in their application. These include the following:

Revenue Recognition

We recognize revenue for our services when all of the following criteria are satisfied:

•	persuasive evidence of an arrangement exists;

•	services have been performed;

•	the selling price is fixed or determinable; and

•	collectability is reasonably assured.

Generally, we recognize revenue as the cost for the third-party media is incurred, which is upon delivery of the advertising on behalf of our clients. We recognize revenue for our ReachSearch product as clicks are recorded on sponsored links on the various search engines and for our ReachDisplay product when the display advertisements record impressions or as otherwise provided in our agreement with the applicable publisher. We recognize revenue when we charge set-up, management or other fees on a straight line basis over the term of the related campaign contract or the completion of any obligation for services, if shorter. When we receive advance payments from our clients, we record these amounts as deferred revenue until the revenue is recognized. When we extend credit, we record a receivable when the revenue is recognized.

Our Direct Local clients, which represented 74% of revenue for the three months ended March 31, 2010, generally prepay for services either by credit card, check or electronic debit prior to the commencement of each approximately 30-day cycle of a campaign.

When we sell through agencies, we either receive payment in advance of services or in some cases we extend credit. We pay each agency an agreed-upon commission based on the revenue we earn or cash we receive. Some agency clients who have been extended credit may offset the amount otherwise due to us by any commissions they have earned. We follow the guidance of “Revenue Recognition in Financial Statements” in accordance with ASC Topic 605-45, Revenue Recognition—Principle Agent Consideration, in determining whether it is appropriate to record the gross amount of campaign revenue or the net amount earned after commissions. As we are the primary party obligated in the arrangement, subject to the credit risk and with discretion over both price and media, we recognize the gross amount of such sales as revenue and any commissions are recognized as a selling and marketing expense.

We also have a small number of resellers that integrate our product offerings and services, including ReachSearch, ReachDisplay, remarketing and TotalTrack, into their product offerings. In each case, the resellers integrate with our RL Platform through a custom API. Resellers are responsible for the price and specifications of the integrated product offered to their clients. Resellers pay us in arrears, net of commissions and other adjustments. We recognize revenue generated under reseller agreements net of the agreed-upon commissions and other adjustments earned or retained by the reseller, as we believe that the reseller has retained sufficient control and bears sufficient risks to be considered the primary obligor in those arrangements.

When we offer future incentives to our clients in exchange for minimum annual commitments, we estimate the amount of the future incentives that will be earned by our clients and defer a portion of the otherwise recognizable revenue. Our estimate is based upon a statistical analysis of previous campaigns for which such incentives were offered. Should a client not meet its minimum annual commitment and therefore no longer qualify for the incentive, we recognize the revenue previously deferred related to the estimated incentive. Our estimates are based upon historical actual results and unexpected changes in client purchasing patterns could render our estimates inaccurate.

Stock-based Compensation

We account for stock-based compensation in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718. ASC Topic 718 requires compensation expense related to stock-based transactions, including employee stock options, to be measured and recognized in the financial statements based on fair value. On January 1, 2006, we implemented the attribution method under ASC Topic 718 that requires companies to reduce current stock-based compensation expenses by the effect of anticipated forfeitures. Prior to January 1, 2006, reduction in stock-based compensation expense for forfeitures was recorded in the period in which the award was forfeited. We estimate forfeitures based upon our historical experience, which has resulted in a small expected forfeiture rate.

Under ASC Topic 718, the fair value of each award is estimated on the date of the grant and amortized over the requisite service period.

We use the Black-Scholes option pricing model to estimate the fair value of stock-based payment awards on the date of grant. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating our value per share of common stock, volatility, expected term and risk-free interest rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates based on management judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the Black-Scholes model significantly changes, stock-based compensation for future awards may differ materially from the awards granted previously.

The fair values of the common stock underlying stock options granted in 2009 were estimated by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. In the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but not limited to, the following factors:

•	transactions in our common stock;

•	third-party valuations of our common stock;

•	the rights, preferences and privileges of our preferred stock relative to the common stock;

•	our performance and stage of development; and

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the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions.

We granted stock options with the following exercise prices during 2009:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Estimated Fair Value Per Underlying Share as of Grant Date	Intrinsic Value Per Share at Date of Grant
April 2009	767,050	$10.91	$6.81	$—
August 2009	274,100	$10.91	$10.43	$—
October 2009	282,250	$12.30	$12.30	$—

We have not granted any stock options since October 2009.

We estimate the fair value of each option award on the date of grant using the Black-Scholes option pricing model. We determined weighted average valuation assumptions as follows:

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Volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the median historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low.

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Expected term. The expected term was estimated using the simplified method allowed under SEC Staff Accounting Bulletin No. 107, Share-Based Payment. We use this method because we do not have adequate historical data to estimate future terms and we are unable to obtain objective, measurable and comparative historical data of comparable companies.

•	Risk free interest rate. The risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The following table summarizes the assumptions relating to our stock options granted in 2009:

December 31, 2009
Dividend yield	0%
Volatility	55
Risk free interest rate	2.16
Expected term, in years	4.73

In addition, we estimate the forfeiture rate using our historical experience with forfeitures. We review the estimated forfeiture rates each period end and make changes as factors affecting the forfeiture rate calculations and assumptions change.

Using the Black-Scholes option pricing model, we recorded non-cash stock-based compensation expenses related to employee stock options granted of approximately $3.0 million and $1.1 million in 2009 and the three months ended March 31, 2010, respectively, in accordance with the requirements of ASC Topic 718. At March 31, 2010, we had unrecorded compensation costs of $8.5 million related to unvested stock options.

During 2009 and the three months ended March 31, 2010, we obtained quarterly valuations from an independent, third-party valuation expert for purposes of determining fair market value of our common stock at March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010, as well as determining the fair value of the options granted for financial statement purposes. The valuations all took into account valuation multiples for comparable public companies considered as part of the valuation process, our historical performance and our forecast of expected future performance. The valuations were generally obtained shortly after the conclusion of each quarter, and our board of directors considered the valuations for purposes of determining the fair market value of our common stock and the exercise price for any options granted in the quarter following each valuation date. While other factors were considered in determining the option strike price (as discussed above), at no time were options granted under the fair market value indicated by the third party valuation. The third party valuations estimated that, as of March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010, the value of a share of our common stock was $6.81, $10.43, $12.30, $13.04 and $14.85, respectively.

The March 2009 valuation was based on the binomial lattice model, an option pricing methodology used by many private companies. The March 2009 valuation reflects the broad market decline in 2008 and early 2009, which had partially recovered by the end of March 2009. As the markets continued to improve during the second quarter of 2009, our management and board initiated steps towards readying our company for an initial public offering of our stock, with a view towards an offering in the first half of 2010. For the June 30, 2009 and later valuations, the probability-weighted expected return method, or P-WERM valuation approach, was adopted as the primary valuation method. The P-WERM methodology requires the consideration of various liquidity scenarios, including an initial public offering and a sale of our company at various valuations, as well as continuing as a standalone company, and takes into account potential timing and the relative probability of each possible outcome. Management’s assumptions were evaluated using public company data available regarding valuations and other factors in determining the effects of the various outcomes used in the P-WERM valuation analysis. The value of our common stock was then determined using the assumptions discussed above and other factors, including the risk adjusted rate used for discounting the value, continued instability in the public markets and in the overall macroeconomic environment and the impact of liquidity limitations at the time the options were granted.

The substantial increase in value from March 31, 2009 to June 30, 2009 was principally due to a dramatic rebound in the public market performance of our comparable public companies during the quarter. The P-WERM methodology yielded a valuation of $10.43 per share of our common stock on June 30, 2009. The increase in valuation from June 30, 2009 to September 30, 2009 from $10.43 to $12.30 reflected the ongoing improvement of market conditions, but was principally driven by an increase in expected future scale of the company as a result of the acquisition and consolidation of ReachLocal Australia acquired on September 11, 2009. The increases in valuations from September 30, 2009 to December 31, 2009 to March 31, 2010, from $12.30 to $13.04 to $14.85, respectively, principally reflect the estimated reduction in the time to our initial public offering and continued improvement in the valuations of comparable public companies.

Software Development Costs

Costs related to internal-use software are accounted for in accordance with ASC Topic 350-40, Intangibles—Internal Use Software, under which we capitalize our costs to develop software when management has determined the development efforts will result in new or additional functionality or results in new products. Costs incurred prior to meeting these criteria and costs associated with ongoing maintenance are expensed as incurred. We track our costs by project and by each release and objectively determine which projects resulted in additional functionality or new products for which we can improve our offerings and market presence. Our developers, engineers and quality assurance staff currently estimate their time spent on various projects on a weekly basis so we may determine the approximate amount of costs that should be capitalized. Our senior management team reviews these estimates to determine the appropriate level of capitalization. We monitor our existing capitalized software and reduce its carrying value as the result of releases that render previous features or functions obsolete or otherwise reduce the value of previously capitalized costs.

Costs capitalized as internal use software are amortized on a straight-line basis over the estimated useful life of the software, estimated to be three years. Amortization of those costs is included in product and technology expenses as the RL Platform addresses all aspects of our activities, including supporting the IMC selling and consultation process, online publisher integration, efficiencies and optimization, providing insight to our clients into the results and effects of their online advertising campaigns and supporting all of the financial and other back office functions of our business.

Income Taxes

We use the liability method of accounting for income taxes. Significant judgment is required in determining the consolidated provision for income taxes and evaluating our tax positions. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax settlement is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities.

For the periods presented, income tax expense represents minimum income taxes imposed by state and local tax jurisdictions applicable to our North American activities. We are otherwise generating net operating losses in the various tax jurisdictions in which we operate. We believe that it is likely that taxes imposed by state, local and foreign jurisdictions will increase in magnitude, particularly to the extent we become profitable in certain foreign jurisdictions before the time we obtain profitability on a consolidated basis.

Due to a history of losses and except as described in Notes 4 and 10 to the consolidated financial statements, we have provided a full valuation allowance against our deferred tax assets as more fully described in Note 10 of the consolidated financial statements. The ability to utilize these losses, any future losses and any other tax credits or attributes may be restricted or eliminated by changes in our ownership, including potentially as a result of this public offering, changes in legislation and other rules affecting the ability to offset future taxable income with losses from prior periods. Future determinations on the need for a valuation allowance on our net deferred tax assets will be made on a quarterly basis, and our assessment at March 31, 2010 reflects a continued need for a full valuation allowance.

As a result of the acquisition of the portion of ReachLocal Australia that we did not previously own, we recognized a non-cash gain of $16.2 million. We did not record an income tax provision on the gain since management intends to hold its investment in ReachLocal Australia permanently.

As a result of the acquisition of SMB:LIVE, we recorded a reduction in taxes of $0.7 million in the quarter ended March 31, 2010. See Note 10 of the Company’s Consolidated Financial Statements.

We are required to file income tax returns in the United States and various foreign jurisdictions, which requires us to interpret the applicable tax laws and regulations in effect in such jurisdictions. Such returns are subject to audit by the various federal, state and foreign taxing authorities, which may disagree with our tax positions. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. We review and update our estimates in light of changing facts and circumstances, such as the closing of a tax audit, the lapse of a statute of limitations or a material change in estimate. To the extent that the final tax outcome of these matters differs from our expectations, such differences will impact income tax expense in the period in which such determination is made.

We adopted the provisions of ASC Topic 740 as it pertains to accounting for uncertain tax positions on January 1, 2007. There was no impact to our financial statements as a result of this implementation.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations and any accrued amounts are included within the related tax liability line in the consolidated balance sheet.

Goodwill and Intangible Assets

At March 31, 2010, we had $34.1 million of goodwill, which resulted from the acquisition of the portion of ReachLocal Australia that we did not previously own and the acquisition of SMB:LIVE. In addition, in accounting for the acquisitions of ReachLocal Australia and SMB:LIVE, we recorded other intangible assets related to pre-existing client relationships and purchased technology, respectively. We report finite-lived, acquisition-related intangible assets at fair value, net of accumulated amortization. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives of three years. Straight-line amortization is used because no other pattern over which the economic benefits will be consumed can be reliably determined.

We evaluate our goodwill for impairment using a two-step process that is performed at least annually, or whenever events or circumstances indicate that goodwill may be impaired. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of goodwill is greater than the implied value, an impairment is recognized for the difference.

We evaluate our intangible assets for impairment whenever events or circumstances indicate an impairment may exist. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value. We estimate fair value utilizing the projected discounted cash flow method and a discount rate determined by our management to be commensurate with the risk inherent in our current business model. When calculating fair value, we make assumptions regarding estimated future cash flows, discount rates and other factors.

Results of Operations

Comparison of the Three Months Ended March 31, 2009 and 2010

Revenue

	Three Months Ended March 31,
	2009	2010	2009-2010 % Change
(in thousands)
Direct Local	$27,676	$47,249	70.7%
National Brands, Agencies and Resellers	15,059	16,377	8.8

Total revenue	$42,735	$63,626	48.9%

At period end:
Number of IMCs:
Upperclassmen	108	227	110.2%
Underclassmen	277	342	23.5

Total	385	569	47.8%

Active Advertisers	12,400	15,700	26.6%
Active Campaigns	14,900	19,700	32.2%

The increase in our Direct Local revenue from the first quarter of 2009 to the first quarter of 2010 was primarily due to the increased productivity of our existing IMC sales force. In particular, the increased contribution of our new Upperclassmen—that is, IMCs who were Underclassmen in the first quarter of 2009 who subsequently became Upperclassmen—represented the largest portion of the revenue growth. The revenue contributed by our Underclassmen IMCs hired between the end of the first quarter of 2009 and the end of the first quarter of 2010 represented the next largest portion of revenue growth, followed by the incremental revenue contributed by our existing Upperclassmen—that is, IMCs who were already Upperclassmen in the first quarter of 2009. The increase in productivity of our IMC sales force was primarily attributable to the increase in tenure of our existing IMCs as, on average, they tend to grow their revenue as they mature, as well as to the release of our ReachDisplay product. The increase in our Direct Local revenue in the first quarter of 2010 also reflects $6.4 million of revenue attributable to ReachLocal Australia.

The increase in our National Brands, Agencies and Resellers revenue from the first quarter of 2009 to the first quarter of 2010 was primarily due to an increase in the number of National Brands clients due to our continued increased focus on the National Brands portion of this channel. Revenue from our National Brands increased by $1.4 million, which was slightly offset by a decrease of $0.1 million in revenue from our Agencies and Resellers.

Cost of Revenue

	Three Months Ended March 31,		2009-2010 % Change	Three Months Ended March 31,
	2009	2010		2009	2010
(in thousands)				(as a percentage of revenue)
Cost of revenue	$23,823	$34,839	46.2%	55.7%	54.8%

The decrease in our cost of revenue as a percentage of revenue from the first quarter of 2009 to the first quarter of 2010 was primarily due to an increase in publisher rebates, the effect of changes in geographic and product mix and increased media buying efficiency. These decreases were partially offset by higher costs associated with the expansion of the campaign performance group as part of our strategy to enhance the productivity of our IMCs, and the commencement of campaign management and provisioning operations in India as part of our strategy of lowering these costs over the longer term. Publisher rebates as a percentage of revenue increased from 0.9% in the first quarter of 2009 to 1.9% in the first quarter of 2010 due to the inclusion of our ReachLocal Australia operations, which receive higher rebates as a percentage of revenue, and an increase in rebates from existing and new publishers in North America other than Google.

Our cost of revenue as a percentage of revenue will be affected in the future by the mix and relative amount of media we purchase to fulfill service requirements, the availability and amount of publisher rebates, the mix of products and services we offer, our media buying efficiency and increased costs of support and delivery as we grow our campaign performance group.

Operating Expenses

Over the past several years, we have significantly increased the scale of our operations, and we continue to operate with a view towards increasing our operating scale by increasing our sales force, product offerings and the infrastructure to support them. In managing our business for increased scale, we expect each category of operating expenses to increase. However, unlike a mature business where such operating expense expansion would be tied to current revenue and revenue growth with a goal of meeting a particular immediate operating income target, we are intentionally incurring expenses to support a long-term view of growth, acknowledging, but not managing to, the particular impact such decisions might have on near term periodic operating results. In addition, while we are making significant investments in future growth, we cannot predict accurately to what extent or when these investments will contribute to revenue growth, and, as a result, what our operating expenses will be as a percentage of revenue.

Selling and Marketing

	Three Months Ended March 31,		2009-2010 % Change	Three Months Ended March 31,
	2009	2010		2009	2010
(in thousands)				(as a percentage of revenue)
Salaries, benefits and other costs	$11,191	$16,530	47.7%	26.2%	26.0%
Commission expense	5,889	7,410	25.8	13.8	11.6

Total selling and marketing	$17,080	$23,940	40.2%	40.0%	37.6%

Underclassmen Expense included above, excluding commissions	$6,892	$7,806	13.3%

The increase in absolute dollars in salaries, benefits and other costs in selling and marketing expenses from the first quarter of 2009 to the first quarter of 2010 was primarily due to an increase in our IMC headcount. The increase also reflects the inclusion of $1.8 million of expenses of ReachLocal Australia. The increase in Underclassmen Expense in absolute dollars from the first quarter of 2009 to the first quarter of 2010 was primarily due to an increase in our IMC Underclassmen headcount, including the addition of 38 Underclassmen from ReachLocal Australia, as well as our decision not to hire Underclassmen in North America until the end of the first quarter of 2009.

The increase in commission expense in absolute dollars from the first quarter of 2009 to the first quarter of 2010 was due to increases in our revenue in our sales channels. As a percentage of revenue, commission expense decreased due to a higher percentage of Direct Local channel revenue, including the additional Direct Local revenue from ReachLocal Australia, for which we pay lower commission rates. We do not expect continued decreases in commission expense as a percentage of revenue due to an expected higher percentage of Upperclassmen, who generally earn higher commission rates based on increased production.

As we continue to invest in additional Underclassmen and retain additional Upperclassmen, selling and marketing expenses will continue to increase in absolute dollars.

Product and Technology

	Three Months Ended March 31,		2009-2010 % Change	Three Months Ended March 31,
	2009	2010		2009	2010
(in thousands)				(as a percentage of revenue)
Product and technology	$974	$2,344	140.7%	2.3%	3.7%
Capitalized software development costs from product and technology resources	551	1,457	164.4	1.3	2.3

Total product and technology costs expensed and capitalized	$1,525	$3,801	149.2%	3.6%	6.0%

The increase in product and technology expenses in both absolute dollars and as a percentage of revenue from the first quarter of 2009 to the first quarter of 2010 was primarily attributable to a $0.8 million increase in compensation for additional headcount, including deferred compensation expense of $0.3 million from the SMB:LIVE acquisition, and $0.2 million in additional amortization expense of capitalized software development costs. The increase in headcount was a result of increased investment in RL Platform functionality, new product development related to a customer retention product, and the addition of product and technology personnel from the SMB:LIVE acquisition. The increase in the amount of software development costs capitalized both in absolute dollars and as a percentage of revenue from the first quarter of 2009 to the first quarter of 2010 was a result of increased investment in new product development relating to a customer retention product, development of the SMB:LIVE technology, and additional RL Platform functionality.

We expect the amount of product and technology costs expensed and capitalized to increase in absolute dollars in the future due to the continued expansion of our product development efforts, including the planned investment to develop the technology acquired in our acquisition of SMB:LIVE, and the increased costs associated with supporting a broader product offering. The amount of such costs capitalized will vary from period to period depending upon the status of our product development efforts. See “Critical Accounting Policies and Estimates—Software Development Costs.”

General and Administrative

	Three Months Ended March 31,		2009-2010 % Change	Three Months Ended March 31,
	2009	2010		2009	2010
(in thousands)				(as a percentage of revenue)
General and administrative	$3,057	$5,385	76.2%	7.2%	8.5%

The increase in the general and administrative expenses in both absolute dollars and percentage of revenue from the first quarter of 2009 to the first quarter of 2010 was primarily due to a $1.0 million increase in salaries and benefits associated with the growth of our administrative headcount as we prepared to become a public company, $0.5 million in general and administrative expense for ReachLocal Australia, a $0.3 million increase in general and administrative costs for business taxes, licenses and insurance resulting from our continued expansion, a $0.3 million increase due to expenses incurred in the acquisition of SMB:LIVE and a $0.2 million increase in professional service costs associated with preparing to become a public company.

We expect general and administrative expenses to increase in absolute dollars as we continue to add administrative personnel and incur additional professional fees and other expenses resulting from continued growth and the compliance requirements associated with being a public company.

Other Income (Expense), Net

The $19,000 decrease in other income (expense), net from the first quarter of 2009 to the first quarter of 2010 was primarily due to interest expense on the deferred payment obligation we incurred in connection with our acquisition of the portion of ReachLocal Australia that we did not already own, which was partially offset by higher interest income in the first quarter of 2010.

Provision (Benefit) for Income Taxes

The income tax benefit of $0.6 million for the first quarter of 2010 was primarily attributable to the acquisition of SMB:LIVE, in which we recorded a one-time discrete deferred tax benefit of $0.7 million. See Note 10 to the Company’s Consolidated Financial Statements.

Results of Operations

Comparison of the Years Ended December 31, 2007, 2008 and 2009

Revenue

	Year Ended December 31,
	2007	2008	2009	2007-2008 % Change	2008-2009 % Change
(in thousands)
Direct Local	$21,079	$82,852	$141,492	293.1%	70.8%
National Brands, Agencies and Resellers	47,277	63,835	61,625	35.0	(3.5)

Total revenue	$68,356	$146,687	$203,117	114.6%	38.5%

At period end:
Number of IMCs:
Upperclassmen	16	80	235	400.0%	193.8%
Underclassmen	152	337	280	121.7	(16.9)

Total	168	417	515	148.2%	23.5%

Active Advertisers	7,400	11,600	14,700	56.8%	26.7%
Active Campaigns	8,900	13,500	18,600	51.7%	37.8%

The increase in our Direct Local revenue from 2008 to 2009 was primarily due to the increased productivity of our existing IMC sales force. In particular, the increased contribution of our new Upperclassmen—that is, IMCs who were Underclassmen in 2008 who became Upperclassmen in 2009—represented the largest portion of the revenue growth. The increase in revenue from our existing Underclassmen—that is, IMCs who were already Upperclasssmen in 2008, represented the next larget portion of the revenue growth, followed closely by the imcremental revenue contributred by the new Underclassmen IMCs hired in 2009. The increase in productivity of our IMC sales force was primarily attributable to the increase in tenure of our existing IMCs in addition to the release of our ReachDisplay product. The increase in our Direct Local revenue in this period includes $6.1 million of revenue attributable to ReachLocal Australia from September 11, 2009.

The decrease in our National Brands, Agencies and Resellers revenue from 2008 to 2009 was primarily due to a reduction in the number of agencies and resellers selling our products and services, as well as a reduction in the sales by our agencies and resellers. In no case was the reduction in revenue from a single agency or reseller material to the total National Brands, Agencies and Resellers revenue. We believe that the combination of macroeconomic conditions affecting advertising agencies in general during this period and a relative increase in our focus on the national brands portion of this channel were the primary factors affecting the sales reductions in this period. During this period, the revenue from our agencies and resellers declined by $8.8 million, which was partially offset by an increase of $6.6 million in revenue from our national brands.

The growth in Direct Local revenue from 2007 to 2008 was driven predominantly by our hiring of IMCs, most of whom were Underclassmen during these periods. The increase in our National Brands, Agencies and Resellers revenue from 2007 to 2008 was due primarily to an increase in the number of our national brand clients, agencies and resellers, as well as an increase in sales by our agencies and resellers.

Cost of Revenue

	Year Ended December 31,					Year Ended December 31,
	2007	2008	2009	2007-2008 % Change	2008-2009 % Change	2007	2008	2009
(in thousands)						(as a percentage of revenue)
Cost of revenue	$39,262	$77,496	$112,218	97.4%	44.8%	57.4%	52.8%	55.2%

The increase in our cost of revenue as a percentage of revenue from 2008 to 2009 was primarily due to a decrease in publisher rebates, partially offset by a reduction in the relative amount of media we purchased to fulfill service requirements, increased media buying efficiency and reductions in negotiated merchant card processing rates. Publisher rebates as a percentage of revenue decreased from 4.1% in 2008 to 1.2% in 2009, due primarily to the cancellation, effective January 1, 2009, of our Google rebate in North America.

The decrease in our cost of revenue as a percentage of revenue from 2007 to 2008 was primarily due to a reduction in the relative amount of media we purchased to fulfill service requirements, an increase in publisher rebates and increased media buying efficiency. Publisher rebates as a percentage of revenue increased from 1.7% in 2007 to 4.1% in 2008.

Operating Expenses

Selling and Marketing

	Year Ended December 31,					Year Ended December 31,
	2007	2008	2009	2007-2008 % Change	2008-2009 % Change	2007	2008	2009
(in thousands)						(as a percentage of revenue)
Salaries, benefits and other costs	$13,142	$39,485	$50,466	200.4%	27.8%	19.2%	26.9%	24.8%
Commission expense	11,293	21,569	25,709	91.0	19.2	16.5	14.7	12.7

Total selling and marketing	$24,435	$61,054	$76,175	149.9%	24.8%	35.7%	41.6%	37.5%

Underclassmen Expense included above, excluding commissions	$10,043	$27,886	$26,824	177.7%	(3.8)%

The increase in absolute dollars in salaries, benefits and other costs in selling and marketing expenses from 2008 to 2009 was primarily due to an increase in our IMC headcount and related recruiting, training and facilities costs, and the expenses of ReachLocal Australia sales personnel after September 11, 2009. The decrease in selling and marketing expenses as a percentage of revenue from 2008 to 2009 was primarily due to increased revenue arising from increases in both the number of Upperclassmen and the relative percentage of Upperclassmen to all IMCs. Underclassmen Expense declined from 2008 to 2009 due to our decision not to hire Underclassmen in North America until the end of the first quarter of 2009 and to hire Underclassmen at a reduced rate for the remainder of 2009.

The increase in commission expense in absolute dollars from 2008 to 2009 was due to increases in our revenue in our sales channels. As a percentage of revenue, commission expense decreased due to a higher percentage of Direct Local channel revenue, for which we pay lower commission rates.

The increase in absolute dollars in salaries, benefits and other costs in selling and marketing expenses from 2007 to 2008 was primarily due to an increase in our IMC headcount as we expanded our operations, including our first international offices in 2008. Our Underclassmen Expense increased significantly as we accelerated our investment in the Direct Local channel. In addition, our selling and marketing expenses associated with our National Brands, Agencies and Resellers channel increased as that channel expanded its activities. The increase in selling and marketing expenses as a percentage of revenue from 2007 to 2008 was primarily due to the greater increase in the number of Underclassmen than Upperclassmen.

The increase in commission expense in absolute dollars from 2007 to 2008 was due to increases in our revenue in all of our sales channels. As a percentage of revenue, commission expense decreased due to a higher percentage of Direct Local channel revenue, for which we pay lower commission rates.

Product and Technology

	Year Ended December 31,					Year Ended December 31,
	2007	2008	2009	2007-2008 % Change	2008-2009 % Change	2007	2008	2009
(in thousands)						(as a percentage of revenue)
Product and technology	$1,911	$2,938	$5,167	53.7%	75.9%	2.8%	2.0%	2.5%
Capitalized software development costs from product and technology resources	417	1,390	3,603	233.3	159.2	0.6	0.9	1.8

Total product and technology costs expensed and capitalized	$2,328	$4,328	$8,770	85.9%	102.6%	3.4%	3.0%	4.3%

The increase in product and technology expenses in both absolute dollars and as a percentage of revenue from 2008 to 2009 was primarily attributable to a $0.9 million increase in compensation due to additional headcount and to an increase of $0.7 million in amortization expense of capitalized software development costs. The increase in product and technology headcount was due to a planned increase in our product development and engineering efforts focused on newly released products, including ReachDisplay, as well as the commencement of development of a customer retention product. The increase in the amount of software development costs capitalized from 2008 to 2009 both in absolute dollars and as a percentage of revenue was a result of increased investment in new products and RL Platform functionality.

The increase in product and technology expenses in absolute dollars from 2007 to 2008 was primarily attributable to additional headcount. In 2008, we developed and launched additional versions of the RL Platform to support international markets, and we commenced development of the ReachLocal Xchange and our ReachDisplay product. The increase in the amount of software development costs capitalized from 2007 to 2008 was a result of increased investment in new products and RL Platform functionality. Total product and technology costs expensed and capitalized as a percentage of revenue decreased as our revenue increased.

General and Administrative

	Year Ended December 31,					Year Ended December 31,
	2007	2008	2009	2007-2008 % Change	2008-2009 % Change	2007	2008	2009
(in thousands)						(as a percentage of revenue)
General and administrative	$5,804	$12,128	$15,534	109.0%	28.1%	8.5%	8.3%	7.6%

The increase in general and administrative expenses in absolute dollars from 2008 to 2009 was primarily attributable to an increase of $2.9 million in salaries and benefits and a $0.4 million increase in facilities costs, each associated with an increase in our administrative headcount as we prepared to become a public company. General and administrative costs decreased as a percentage of revenue from 2008 to 2009 due to increased revenue.

The increase in general and administrative expenses in absolute dollars from 2007 to 2008 primarily reflected our increase in personnel and associated overhead as we invested in infrastructure to support the growth of our business in both North America and abroad. General and administrative costs decreased slightly as a percentage of revenue from 2007 to 2008 due to increased revenue.

Gain on Acquisition of ReachLocal Australia

Our purchase of the equity interests in ReachLocal Australia that we did not previously own on September 11, 2009 required that we recognize a gain associated with the proportionate fair value of the assets acquired and liabilities assumed to the carrying value of the shares we already owned. Prior to the acquisition, our interest in ReachLocal Australia had a carrying value of zero as a result of our share of the losses recognized under the equity method of accounting. On the date of the acquisition, our investment was adjusted to fair value, resulting in the one-time non-cash gain of $16.2 million.

Equity in Loss of ReachLocal Australia

In 2007 and 2008, we recognized equity in losses of our investment in ReachLocal Australia of $0.3 million and $0.8 million, respectively, as we increased our investment by making additional contributions of capital in each of those years.

Other Income (Expense), Net

The decrease in other income (expense), net from 2008 to 2009 was primarily attributable to lower yields on our investments as a result of the economic recession. Other income (expense), net increased from 2007 to 2008 as a result of increases in the amounts invested and increases in yields.

Quarterly Results of Operations and Data

The following tables set forth unaudited quarterly consolidated statement of operations data for the four quarters of each of 2008 and 2009 and the first quarter of 2010, as well as the percentage that each line item represented of our revenue. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, the statement of operations data includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our operating results for any future period.

	For the Three Months Ended
	Mar 31, 2008	June 30, 2008	Sept 30, 2008	Dec 31, 2008	Mar 31, 2009	June 30, 2009	Sept 30, 2009	Dec 31, 2009	Mar 31, 2010

Consolidated Statements of Operations (unaudited):
(in thousands)
Revenue	$27,934	$34,975	$41,284	$42,494	$42,735	$47,970	$52,610	$59,802	$63,626
Cost of revenue (1)	14,914	18,425	21,566	22,591	23,823	26,618	29,173	32,604	34,839
Operating expenses:
Selling and marketing (1)	11,154	14,631	17,198	18,071	17,080	17,681	19,174	22,240	23,940
Product and technology (1)	672	601	711	954	974	1,288	1,319	1,586	2,344
General and administrative (1)	2,498	2,958	3,335	3,337	3,057	3,362	4,179	4,936	5,385

Total operating expenses	14,324	18,190	21,244	22,362	21,111	22,331	24,672	28,762	31,669

Loss from operations	$(1,304)	$(1,640)	$(1,526)	$(2,459)	$(2,199)	$(979)	$(1,235)	$(1,564)	$(2,882)

Consolidated Statements of Operations as a Percentage of Revenue:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	53.4	52.7	52.2	53.2	55.7	55.5	55.5	54.5	54.8

Operating expenses:
Selling and marketing	39.9	41.8	41.7	42.5	40.0	36.9	36.5	37.2	37.6
Product and technology	2.4	1.7	1.7	2.2	2.3	2.7	2.5	2.7	3.7
General and administrative	8.9	8.5	8.1	7.9	7.1	7.0	7.9	8.3	8.5

Total operating expenses	51.3	52.0	51.5	52.6	49.4	46.6	46.9	48.1	49.8

Loss from operations	(4.7)%	(4.7)%	(3.7)%	(5.8)%	(5.1)%	(2.1)%	(2.4)%	(2.6)%	(4.5)%

(1) Stock-based compensation, net of capitalization, and depreciation and amortization included in the above line items (in thousands): Stock-based compensation:
Cost of revenue	$4	$6	$14	$10	$10	$15	$33	$28	$91
Selling and marketing	24	40	201	73	69	173	180	144	181
Product and technology	26	4	23	20	17	15	69	63	264
General and administrative	132	144	614	476	447	554	526	618	549

Total	$186	$194	$852	$579	$543	$757	$808	$853	1,085

Depreciation and amortization:
Cost of revenue	$31	$41	$55	$59	$63	$63	$65	$70	$72
Selling and marketing	106	139	167	184	196	196	247	253	245
Product and technology	161	208	247	300	355	404	442	564	670
General and administrative	22	32	42	58	56	58	66	250	247

Total	$320	$420	$511	$601	$670	$721	$820	$1,137	$1,234

	For the Three Months Ended
	Mar 31, 2008	June 30, 2008	Sept 30, 2008	Dec 31, 2008	Mar 31, 2009	June 30, 2009	Sept 30, 2009	Dec 31, 2009	Mar 31, 2010
Other Financial Data:
(in thousands)
Net cash provided by operating activities	$1,626	$4,938	$2,908	$2,590	$3,012	$5,530	$3,574	$2,192	$2,529
Capital Expenditures (unaudited)(2)	884	1,452	1,550	1,266	892	1,068	1,766	2,079	1,777

Non-GAAP Financial Measures (unaudited):
(in thousands)
Adjusted EBITDA (3)	(798)	(1,026)	(163)	(1,279)	(986)	499	1,165	715	(228)
Underclassmen Expense (4)	4,932	6,836	7,842	8,276	6,892	5,968	6,389	7,575	7,806

	Mar 31, 2008	June 30, 2008	Sept 30, 2008	Dec 31, 2008	Mar 31, 2009	June 30, 2009	Sept 30, 2009	Dec 31, 2009	Mar 31, 2010
Other Operational Data:
Number of IMCs:
Upperclassmen	30	45	70	80	108	143	208	235	227
Underclassmen	246	289	323	337	277	256	317	280	342

Total	276	334	393	417	385	399	525	515	569

Active Advertisers (5)	8,900	10,600	11,700	11,600	12,400	13,200	14,500	14,700	15,700
Active Campaigns (6)	10,400	12,300	13,600	13,500	14,900	16,100	17,600	18,600	19,700

(2)	For the definition of Capital Expenditures, see Note 3 from “Selected Consolidated Financial and Other Data.”
(3)	For the definition of Adjusted EBITDA, see Note 4 from “Selected Consolidated Financial and Other Data.” The following table presents a reconciliation of Adjusted EBITDA to our loss from operations for each of the periods indicated:

	For the Three Months Ended
	Mar 31, 2008	June 30, 2008	Sept 30, 2008	Dec 31, 2008	Mar 31, 2009	June 30, 2009	Sept 30, 2009	Dec 31, 2009	Mar 31, 2010
(in thousands)
Loss from operations	$(1,304)	$(1,640)	$(1,526)	$(2,459)	$(2,199)	$(979)	$(1,235)	$(1,564)	$(2,882)
Add:
Depreciation and amortization	320	420	511	601	670	721	820	1,137	1,234
Stock-based compensation	186	194	852	579	543	757	808	853	1,085
Acquisition and integration costs	—	—	—	—	—	—	312	77	335
Amortization for step-down in deferred revenue on acquisition, net of tax	—	—	—	—	—	—	460	212	—

Adjusted EBITDA	$(798)	$(1,026)	$(163)	$(1,279)	$(986)	$499	$1,165	$715	$(228)

(4)	For the definition of Underclassmen Expense, see Note 5 from “Selected Consolidated Financial and Other Data.”
(5)	For the definition of Active Advertisers, see Note 6 from “Selected Consolidated Financial and Other Data.”
(6)	For the definition of Active Campaigns, see Note 7 from “Selected Consolidated Financial and Other Data.”

The fourth quarter of 2009 is the first full quarter to reflect the operations of ReachLocal Australia, the balance of which we acquired on September 11, 2009.

Revenue in the third and fourth quarters of 2009 and the first quarter of 2010 includes $0.6 million, $5.5 million and $6.4 million of revenue, respectively, attributable to our acquisition of the portion of ReachLocal Australia that we did not previously own. The revenue for ReachLocal Australia in the third and fourth quarters reflects a reduction in deferred revenue recorded as of the acquisition date as was required in accounting for the acquisition. We believe our ability to grow revenue is adversely affected in the fourth quarter of each year due to seasonal factors, such as reduced advertising by service vendors in the holiday period. Revenue in the quarters ended December 31, 2008 and March 31, 2009 remained relatively constant as a result of the economic recession.

Cost of revenue as a percentage of revenue increased commencing in the first quarter of 2009 primarily due to cancellation of certain publisher rebates in North America. The decrease in cost of revenue as a percentage of revenue in the fourth quarter of 2009 was primarily due to the impact of the first full quarter of the consolidation of ReachLocal Australia and reflects the effects of the publisher rebates received by ReachLocal Australia (which, as a percentage of revenue, are higher for ReachLocal Australia than for the remainder of our consolidated operations) as well as a scaling of internal provisioning, support and technical operations costs included in cost of revenue over a larger amount of revenue. The increase in the cost of revenue as a percentage of revenue in the first quarter of 2010 from the fourth quarter of 2009 was primarily due to the expansion of the campaign performance group as part of our strategy to enhance the productivity of our IMCs, and the commencement of campaign management and provisioning operations in India as part of our strategy of lowering these costs over the longer term.

Selling and marketing expenses as a percentage of revenue increased in the first quarter of 2010 primarily due to a 22% increase in our Underclassmen from the end of the fourth quarter of 2009 to the end of the first quarter of 2010. The increase in the fourth quarter of 2009 was primarily due to a $1.2 million increase in Underclassmen Expense, resulting from the recommencement of Underclassmen hiring in North America in March 2009 and the full quarter impact of our acquisition of the portion of ReachLocal Australia that we did not previously own, which had a higher percentage of Underclassmen in its sales force than we did prior to the acquisition. Selling and marketing expenses as a percentage of revenue decreased in the first three quarters of 2009 due to an increase in the number of Underclassmen becoming Upperclassmen, the increased tenure of those Upperclassmen and a decision not to hire Underclassmen in North America in the first quarter of 2009 in response to the economic recession.

The majority of the increase in product and technology costs in the first quarter of 2010 from the fourth quarter of 2009 was due to the acquisition of SMB:LIVE and its ongoing operations.

The increase in general and administrative expenses in the third and fourth quarters of 2009 and the first quarter of 2010 reflects the addition of the general and administrative costs of ReachLocal Australia and an increase in accounting, finance and legal costs in preparation for becoming a public company. In addition, in the first quarter of 2010 and the third quarter of 2009, the increase in general and administrative costs was also attributable to $0.3 million in costs associated with the acquisition of SMB:LIVE and $0.3 million in costs associated with the acquisition of the portion of ReachLocal Australia that we did not already own, respectively.

The increase in Underclassmen Expense in each of the four quarters ended December 31, 2008 reflects our growing investment in our Direct Local channel. Underclassmen Expense declined in the first two quarters of 2009 as a result of our decision to suspend hiring in North America until the end of March 2009 in response to the economic downturn. Underclassmen Expense has increased in each quarter since the second quarter of 2009, which increase was attributable to our resumption of hiring and the addition of Underclassmen Expense attributable to ReachLocal Australia Underclassmen.

Our quarterly financial results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. Factors that may cause our operating results to vary or fluctuate include those discussed immediately below, as well as in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010

Consolidated Statements of Cash Flow Data:
(in thousands)
Net cash provided by operating activities	$7,421	$12,062	$14,308	$3,012	$2,529
Net cash provided by (used in) investing activities	(25,482)	17,165	(16,862)	(822)	(4,450)
Net cash provided by (used in) financing activities	20,710	1,323	(979)	(135)	(752)
Capital Expenditures (1)	2,479	5,152	5,805	892	1,777

(1)	Represents purchases of property and equipment and the amount of software development costs capitalized, on an aggregate basis, excluding stock-based compensation and the acquisition of ReachLocal Australia (see Note 4 to the consolidated financial statements).

At March 31, 2010, we had cash and cash equivalents of $32.8 million and short-term investments of $8.1 million. Cash and cash equivalents consist of cash, money market accounts, certificates of deposit and commercial paper. Short term investments consist of certificates of deposit. To date, we have experienced no loss of our invested cash, cash equivalents or short-term investments. We cannot, however, provide any assurances that access to our invested cash, cash equivalents and short-term investments will not be impacted by adverse conditions in the financial markets.

At March 31, 2010, we had no long-term indebtedness for borrowed money and are not subject to any restrictive bank covenants. At March 31, 2010, we had $1.1 million in restricted certificates of deposit to secure letters of credit issued to landlords and as security for certain other operating activities.

At March 31, 2010, our contractual or purchase commitments for capital expenditures that were not reflected on our balance sheet as a liability were less than $0.1 million, such amounts representing unfilled purchase orders of computer equipment. In addition, at March 31, 2010, we had significant internal product and technology resources working on projects that met the criteria for capitalization as software development costs and others that did not, although none of the projects in process were long-term projects (greater than one year). The amount capitalized for such projects in future periods will be determined under the guidance of ASC Topic 350-40 as discussed in the section entitled “Critical Accounting Policies—Software Development Costs” and will impact the portion of costs for those internal resources that reduces net cash provided by operating activities and the portion of such costs that reduces net cash provided by investing activities. Funding for the committed capital expenditures, including software development costs, is expected to be provided by operating cash flow, proceeds from this initial public offering and cash on hand as described below.

Prior to 2007, we financed our operations and capital expenditures through private sales of preferred stock. Since 2007, we have financed our operations, our expansion of our IMC salesforce and the extension of our Direct Local channel into new territories through cash provided by operations. Deferred revenue arising from prepayment by the great majority of our clients and vendor trade financing, principally for the purchase of media, are major components of our cash flow from operations, and the cash provided by deferred revenue and accounts payable has increased since the beginning of 2007 as our business has continued to grow. In general, to the extent our revenue from our Direct Local channel continues to grow, we would expect both the amount of deferred revenue from customer prepayments and the amount of vendor financing for purchased media to increase, which, subject to offset from changes in other operating costs, cash demands or vendor terms, would result in an increase in net cash provided by operations. Should revenue from the Direct Local channel decrease, the amount of deferred revenue and vendor financing would likely decrease, which, subject to changes in other accounts, would cause net cash provided by operations to be reduced, potentially to a negative amount.

Although we expect that cash flow from operations, existing cash balances and proceeds from our initial public offering will be sufficient to continue funding our expansion activities, these investments, including investments in developing new products and services for our clients, could require us to seek additional equity or debt financing, and that financing may not be available on terms favorable to us or at all. In addition, expansion in the number of IMCs and rapid expansion of new products and services for our clients could require significant capital and entail non-capitalized expenses that could diminish our income from operations. Further, in light of the additional capital provided by our initial public offering and assuming a stable macroeconomic climate, we intend to increase our investment in Underclassmen and in the development of new products.

Operating Activities

Operating activities provided $2.5 million of cash in the first quarter of 2010. The cash flow from operating activities resulted from changes in our operating assets and liabilities, which primarily reflected an increase in deferred revenue of $2.1 million. We had a net loss for the first quarter of 2010 of $2.3 million, which included non-cash depreciation and amortization of $1.2 million and non-cash stock-based compensation of $1.1 million.

Operating activities provided $3.0 million of cash in the first quarter of 2009. The cash flow from operating activities resulted from changes in our operating assets and liabilities, with accounts payable and accrued liabilities increasing $2.2 million and deferred revenue increasing $1.2 million. We had a net loss for the first quarter of 2009 of $2.3 million, which included non-cash depreciation and amortization of $0.7 million and non-cash stock-based compensation of $0.5 million.

Operating activities provided $14.3 million of cash in 2009. The cash flow from operating activities primarily resulted from changes in our operating assets and liabilities, with accounts payable and accrued liabilities increasing $8.4 million and deferred revenue increasing $6.2 million. Accounts payable at December 31, 2009 includes approximately $2.1 million in deferred expenses relating to our initial public offering. Net income of $10.0 million included a non-cash gain of $16.2 million from our purchase of the remaining interest in ReachLocal Australia.

Our operating activities provided $12.1 million of cash in 2008, with accounts payable and accrued liabilities increasing $10.8 million and deferred revenue increasing $4.9 million. We had a net loss in 2008 of $7.0 million, which included non-cash depreciation and amortization of $1.9 million and non-cash stock-based compensation of $1.8 million.

Our operating activities provided $7.4 million of cash in 2007, with accounts payable and accrued liabilities increasing $4.8 million and deferred revenue increasing $4.1 million. We had a net loss in 2007 of $2.6 million, which included non-cash depreciation and amortization of $0.9 million and non-cash stock-based compensation of $0.4 million.

Investing Activities

Our primary investing activities have consisted of purchases of property and equipment, capitalized software development costs and purchases and sales of short-term investments. Our purchases of property and equipment and capitalized software may vary from period to period due to the timing of the expansion of our operations and our software development efforts. During the first quarter of 2010, we invested $2.8 million, net of cash acquired, in the purchase of SMB:LIVE. In addition, in 2009, we invested $3.1 million, net of cash acquired, in the purchase of the remaining interest in ReachLocal Australia. We expect to continue to use capital for purchases of property and equipment and development of software.

Prior to our issuance of 6.0 million shares of preferred stock in 2007, which we refer to as our Series D financing and is discussed further below, we held our excess monies in demand deposits, mutual funds or short- term (less than one year maturity) certificates of deposit. After the Series D financing, we invested $23.4 million in short-term investments, including auction rate securities, which were subsequently liquidated in 2008 for the face amount of principal plus contractual interest, and we now hold all of our excess monies solely in demand deposits, mutual funds or short-term (less than one year maturity) certificates of deposit and directly held obligations of the US government with a maturity of less than 3 months. In addition to the US dollar, these excess monies are deposited in the currencies of our international operations and are subject to appreciation and depreciation based on movements in exchange rates.

Financing Activities

Our financing activities have consisted primarily of net proceeds from the issuance and repurchase of common and preferred stock. During 2006, we issued 3.7 million shares of preferred stock for net proceeds of $5.0 million. In 2007, we issued 6.0 million shares of preferred stock for net proceeds of $53.0 million, of which $32.1 million were used to repurchase 3.3 million outstanding shares of existing preferred and common shares. In 2008, we issued 0.1 million shares of common stock for net proceeds of $1.3 million.

On September 11, 2009, we acquired the approximately 53% of ReachLocal Australia that we did not already own. In exchange for all of the outstanding shares of ReachLocal Australia held by our joint venture partner and certain employees of ReachLocal Australia, we paid total consideration of approximately $17.9 million, which consisted of the issuance of 598,665 shares of common stock with a value of $6.2 million, a cash payment in the amount of $5.8 million and a non-interest bearing deferred payment obligation with a face amount of $6.1 million, recorded net of imputed interest at $5.9 million. The deferred payment obligation is due on the earlier of September 11, 2010 or the consummation of our initial public offering or a liquidating transaction.

In 2009, we incurred $3.1 million in deferred offering costs in anticipation of our initial public offering. During the first quarter of 2010, we incurred $1.4 million in deferred offering costs in anticipation of our initial public offering.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks.

Interest Rate Fluctuation Risk

We do not have any long-term indebtedness for borrowed money. Our investments include cash, cash equivalents and short-term investments. Cash and cash equivalents and short-term investments consist of cash, money market accounts and certificates of deposit. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the British pound sterling, the Canadian dollar, the Australian dollar and the Indian Rupee. An unfavorable change in these exchange rates relative to the dollar would result in an unfavorable impact on revenue and operating income. For the first quarter of 2010, an unfavorable 10 percent change in exchange rates would result in a decrease in revenue of $1.1 million and a decrease in our operating loss for the period of less than $0.1 million. We currently do not hedge or otherwise manage our currency exposure given the immaturity and lesser predictability of our international operations. As a result of our acquisition of the portion of ReachLocal Australia that we did not previously own and as our international operations mature, our risks associated with fluctuations in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of our international expansion.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

As of March 31, 2010, we did not have any off-balance sheet arrangements.

Contractual Obligations

The consideration we paid for the shares of ReachLocal Australia that we did not own includes a deferred payment obligation of $6.1 million. This deferred payment obligation is due on the earlier of September 11, 2010 or the consummation of our initial public offering or other liquidating transaction.

The consideration we paid for SMB:LIVE includes a deferred payment obligation of up to approximately $5.7 million of which $4.7 million is payable in shares of the Company’s common stock, based on the offering price of a share of our common stock to the public in connection with our initial public offering, and the balance is payable in cash. This deferred payment obligation, which is payable in three tranches through February 2012, is subject to the achievement of certain employee retention objectives.

We lease our primary office space in Woodland Hills, California and other locations under various non-cancelable operating leases that expire between 2010 and 2013. We have no debt obligations. All property and equipment have been purchased for cash, and we have no capital lease obligations recorded in the financial statements. We have no material long-term purchase obligations outstanding with any vendors or third parties other than the deferred purchase note related to ReachLocal Australia discussed above and minimum payment requirements by an Internet search company in one of our international markets.

Contractual obligations at December 31, 2009 are as follows:

Year Ended December 31:	Payments Under Operating Leases	Purchase Obligations(1)(2)
	(in thousands)	(in thousands)
2010	$5,220	$235
2011	3,925
2012	2,507
2013	1,909
2014	894
Thereafter	2,474

Total future minimum payments	$16,929	$235

(1)	Represents obligations denominated in Australian dollars, which have been translated to United States dollars based on exchange rates on February 9, 2010.
(2)	Table does not include contractual obligations in connection with acquisitions of SMB:LIVE and RL Australia.

Recently Issued Accounting Standards

Effective July 1, 2009, we adopted the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or the ASC or the Codification, and the Hierarchy of Generally Accepted Accounting Principles under ASC Topic 105. This standard establishes only two levels of U.S. generally accepted accounting principles, or GAAP: authoritative and nonauthoritative. The Codification became the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the

Codification became nonauthoritative. We began using the new guidelines and numbering system prescribed by the Codification when referring to GAAP, and references to specific accounting authority within the ASC are referred to by their Topic number. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on our financial statements.

ASC Topic 810, Consolidation, eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additionally, this pronouncement requires additional disclosures about an enterprise’s involvement in variable interest entities and is effective for us as of January 1, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

ASC Topic 260-10, Earnings per Share, provides that unvested stock-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, companies are required to retrospectively adjust their earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to this pronouncement. This pronouncement is effective for us as of January 1, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

ASC Topic 805, Business Combinations, establishes principles and requirements regarding how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, contingent consideration, contractual contingencies and any noncontrolling interest in the acquiree and addresses the recognition and measurement of goodwill acquired in a business combination. This guidance also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This pronouncement is effective for us as of January 1, 2009. We have applied this standard in recording the acquisition of ReachLocal Australia.

ASC Topic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill, requires companies estimating the useful life of a recognized intangible asset to consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, to consider assumptions that market participants would use about renewal or extension. This pronouncement is effective for us as of January 1, 2009 and the adoption did not have a material effect on our consolidated financial statements.

ASC Topic 820, Fair Value Measurements and Disclosures, delays the effective date of certain fair value measurements to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Assets and liabilities subject to this deferral include goodwill, intangible assets and long-lived assets measured at fair value for impairment assessments, and nonfinancial assets and liabilities initially measured at fair value in a business combination. This pronouncement is effective for us as of January 1, 2009 and the adoption did not have a material effect on our consolidated financial statements as we have not remeasured any of our non-financial assets or liabilities.

ASC Topic 810-10-65-1, Consolidation—Overall, Transition, establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement is effective for fiscal years beginning on or after December 15, 2008. This pronouncement is effective for us as of January 1, 2009. We have no minority interests reported in the financial statements, thus the adoption of this pronouncement did not have a material effect on our consolidated financial statements.

ASC Topic 855-10, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855-10 did not have a material impact on our consolidated financial statements. We have considered subsequent events up to the date of this filing in preparing the consolidated financial statements appearing elsewhere in this prospectus.

Effective June 30, 2009, we adopted three Accounting Standard Updates, or ASUs, which were intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. They also provide additional guidelines for estimating fair value in accordance with fair value accounting. The first ASU, as codified in ASC Topic 820-10 provides additional guidelines for estimating fair value in accordance with fair value accounting. The second ASU, as codified in ASC Topic 320-10 changes accounting requirements for other-than-temporary-impairment (OTTI) for debt securities by replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it will not be required to sell the security before the recovery of its amortized cost basis. The third ASU, as codified in ASC Topic 825-10 increases the frequency of fair value disclosures. These updates are effective for fiscal years and interim periods ended after June 15, 2009. The adoption of these accounting updates did not have a material impact on our financial statements.

In October 2009, ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, or ASU 2009-13, was issued. This ASU, as codified in ASC Topic 605-25 amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC Topic 605-25. The consensus to ASU 2009-13 provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and allows for retroactive application. This pronouncement is effective for us as of January 1, 2011. We are currently evaluating the potential impact of this standard on our financial position and results of operations.

BUSINESS

Business Overview

Our mission is to help small and medium-sized businesses, or SMBs, acquire, maintain and retain customers via the Internet. We offer a comprehensive suite of online marketing and reporting solutions, including search engine marketing, display advertising, remarketing and online marketing analytics, each targeted to the SMB market. We deliver these solutions to SMBs through a combination of our proprietary RL Platform and our direct, “feet-on-the-street” sales force of Internet Marketing Consultants, or IMCs, and select third-party agencies and resellers.

We use our RL Platform to create advertising campaigns for SMBs to target potential customers in their geographic area, optimize those campaigns in real time and track tangible results. Through a single Internet advertising budget, we enable our clients to reach local customers across all the major search engines and leading general interest and vertically focused online publishers. Based in or near the cities in which our clients operate, our IMCs establish a direct consultative relationship with our clients and, empowered by the RL Platform, work with the clients to achieve their marketing objectives

At March 31, 2010, we managed 19,700 Active Campaigns across 15,700 Active Advertisers, a substantial majority of which we calculate spend from $500 to $3,000 per month with us. Our clients include SMBs in a number of industry verticals, such as home repair and improvement, automobile sales and repair, medical and health services, legal services and retail and personal services. Since inception, we have delivered to our SMB clients more than 330 million geographically targeted clicks and 25 million phone calls. We employ 569 IMCs in North America, Australia and the United Kingdom and work with over 350 third-party agencies and resellers that use the RL Platform to serve their SMB clients. We intend to expand our IMC sales force both in existing and new markets.

We generate revenue by providing online advertising solutions for our clients through our ReachSearch, ReachDisplay, Remarketing, TotalTrack and other products and services. We reported $203.1 million in revenue in 2009 and $146.7 million in revenue in 2008, an increase of 38.5%, as well as a $6.0 million loss from operations in 2009 and a $7.0 million loss from operations in 2008. We reported $63.6 million in revenue in the three months ended March 31, 2010, an increase of 48.9% from the same period in 2009, as well as a $2.9 million loss from operations.

Industry Overview

The Local SMB Advertising Market

SMBs serving local markets represent significant economic activity, control substantial purchasing power and address the needs of hundreds of millions of consumers. These SMBs include businesses such as lawyers, physicians, car dealers, dentists, plumbers, florists and local operations of national chains. According to Borrell Associates, there were more than 15 million businesses with less than 50 employees in the United States in 2008. According to the Office for National Statistics, there were more than 2.5 million businesses with less than 50 employees in the United Kingdom in 2009, and according to the Australian Bureau of Statistics, there were more than 1.9 million businesses with less than 20 employees in Australia in 2007.

To generate and sustain their businesses, SMBs spend money marketing their services to acquire, maintain and retain customers. These expenditures are a critical component of the operating budget for many SMBs, particularly given the potential value of each customer over the lifetime of the relationship. For example, a new dental patient may generate several hundred dollars in revenue during the first visit, thousands of dollars in subsequent visits and make referrals to friends and family that generate significant additional revenue. According to market research firm Borrell Associates, SMB local advertising spend was $60.5 billion in the U.S. in 2008. Of the more than 15 million businesses with less than 50 employees in the United States, Borrell Associates estimates that there are approximately three million spending an average of $1,200 per month on advertising.

An SMB’s owner and operator is also typically its chief marketing officer because the business is too small to justify hiring dedicated marketing personnel. Companies that operate traditional offline media formats, such as the yellow pages, newspapers, radio stations and direct mail publishers, adapted to the limited amount of time and effort that SMB owners and operators are normally able to devote to advertising and marketing by developing products, distribution and service delivery models that greatly simplified the marketing process for SMBs. The products sold by these offline media companies—namely, space in their directories and periodicals or time on the radio and television—were easy to understand (e.g., a flat $1,500 a month for a quarter page ad in the yellow pages). In addition, by owning the directories, the printing presses or the air time, the offline media companies had barriers to entry that limited the number of media alternatives and concentrated the addressable customer base for SMBs. In many cases, SMBs could purchase “the newspaper” or “the yellow pages” from a single company as opposed to having to purchase media separately from multiple publishers. Because of their scale, these traditional offline media companies were able to deploy direct local sales forces that walked into the SMB’s place of business, presented a media package that gave the SMB broad customer reach through a single advertising purchase, assisted in the creation of the media advertisement for the SMB and ultimately asked the SMB to do little more than write a check. The SMB owner and operator was able to focus his or her efforts on running the business with little attention to these marketing efforts.

Marketing in the offline world for an SMB was therefore relatively straightforward. There were a limited number of advertising channels, the channel owners sent dedicated personnel to visit and serve the SMB, and the SMB did not need to invest resources in managing the process.

The Digitization of Local Advertising

Over the past decade, the local advertising market for SMBs and other local businesses has undergone rapid and fundamental changes. The delivery and consumption of local advertising, like all media, is becoming increasingly fragmented and digitized. Many consumers who used to search for a local business in the yellow pages are now going online and searching on Google, checking reviews on Yelp and Citysearch and asking their friends for their opinions through Facebook and Twitter. Similarly, many consumers who used to read the newspaper are now accessing the news through news sites, portals and blogs. According to a TMP Directional Marketing and comScore Local Search Usage Study, consumers used online sources for 64% of local business searches, and of these consumers, 46% contacted the business owner over the phone and 37% visited the business’s physical location following their online search. This consumer-led digital transformation has profoundly disrupted the ways that businesses of all sizes need to acquire, maintain and retain their customers.

As the Internet continues to grow and evolve, we believe that these trends will accelerate. The expanding number and variety of online media platforms that have emerged in recent years, from search engines to display networks to social media sites to video and mobile applications, have not only increased the number and types of places where existing and potential customers can be found online, but have also facilitated the development of new tools and services that continue to drive changes in consumers’ online behavior. According to Deloitte’s Consumer Products group, 62% of consumers read consumer-written product reviews on the Internet, and of these consumers, 82% say their purchase decisions had been directly influenced by the reviews, either prompting them to buy a different product than the one they had originally been thinking about purchasing or confirming the original purchase intention. To keep pace with this transformation, we believe that SMBs need to follow their customers and move an increasing portion of their marketing efforts and spend online. According to Veronis Suhler Stevenson, the amount of money spent on local advertising in the U.S. through traditional media sources, which include yellow pages, newspapers, TV, radio, magazines and out-of-home media, as well as their associated online platforms, is forecast to decline from $101.5 billion in 2007 to $73.6 billion in 2011. Over the same period, spend for all local online advertising in the U.S. is projected to grow from $8.7 billion to $15.9 billion, according to Borrell Associates.

The Local Challenge

The growth of local online advertising spend has, however, significantly lagged the increase in online media consumption. According to Forrester Research, 50% of weekly media consumption among U.S. adults is via the Internet. However, according to Borrell Associates, SMBs spend only 11% of their advertising budgets online. We believe that this lag is the result of two significant challenges:

•	The Product Challenge: Re-create with online media the ease of purchasing and breadth of customer reach to which SMBs are accustomed with offline media.

•	The Distribution Challenge: Re-create the ability to sell local online advertising products to SMBs in the manner to which they are accustomed purchasing offline advertising products.

The Product Challenge

For owners and operators of SMBs, building an efficient and effective online marketing presence is a significant challenge, especially given the highly fragmented landscape of digital media publishers. While it is possible for an SMB to purchase search and display media online through various self-service advertising platforms, we believe that these online advertising products do not address the fundamental needs and business realities of the SMB advertiser, which include the following:

•

Lack of Time, Resources and Access. We believe that current self-service products that enable SMBs to advertise online require too much time and effort from the SMB, most of which typically do not have dedicated marketing resources. Historically, there have been few sources that allow an SMB to purchase “the Internet” in a way that mirrors how the SMB purchased “the yellow pages” and “the newspaper” in the past. To advertise online, the SMB must first determine on which sites to advertise and then establish accounts at each of the online publishers’ self-service platforms. Unlike offline advertising where an SMB simply needs to specify a monthly dollar amount, many online advertising platforms operate as dynamic, auction-based marketplaces that require advertisers to adjust bids continually for optimal effectiveness, all of which requires substantial ongoing effort. In addition, certain online media is unavailable to SMBs because they do not buy advertising in sufficient volume.

•

Lack of Expertise. Advertising online effectively is difficult, particularly for the typical SMB. Most SMBs do not have the expertise to determine the optimal allocation of their digital media spend, nor do they have access to mathematical models that assist in optimizing their spend, which may result in inefficient buying and advertising that is unlikely to reach target customers effectively. For example, in the case of search engine marketing, the SMB must research and generate a list of keywords, determine how much to bid for each keyword at each publisher based on the estimated traffic for each keyword, compose one or more ads, decide on the optimal level of geographic targeting for the campaign, and then allocate its budget across a range of different publisher platforms. If a specific search engine is providing better results than another, the SMB’s budget needs to shift dynamically in order to optimize the campaign. Optimization must occur not just at the publisher level, but also at the individual keyword level, since keyword selection affects advertising cost and the number and quality of leads.

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Lack of Economic Incentive. Even if SMBs possessed the time, resources and expertise to execute an effective online marketing campaign, there is little economic incentive for them to do so. For example, a physician spending $1,500 a month online, the opportunity cost of spending hours analyzing and optimizing online marketing campaigns far outweighs the potential benefits. Moreover, at that level of monthly spend, that same physician cannot justify hiring a dedicated resource to manage it.

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Lack of Transparency. SMBs also need to know whether their digital media expenditures are effective. For SMBs, the customer interaction typically occurs offline rather than through an online shopping cart, and the measurement of success of their advertising is an offline event such as an inbound phone call. Most self-service online advertising platforms do not track offline results, and standard metrics of online use, such as clicks and impressions, are less important to SMBs.

The Distribution Challenge

Selling advertising to SMBs is difficult, and creating and sustaining a local sales force to address the SMB market requires substantial investment. The SMB market is fragmented, and SMB owners and operators are busy running their businesses and have little time to consider new marketing options. The high market share often enjoyed by traditional offline media companies allowed them to address this problem by developing dedicated local sales forces to call on SMBs. We believe that offline media companies — even those with online products — have not effectively refocused their existing sales forces to sell online media. In contrast, online media publishers have generally not made the investment in a dedicated local sales force to sell to SMBs.

We believe the absence of a distribution solution to sell the Internet to SMBs is explained by one set of challenges for online media companies and a different set of challenges for offline media companies:

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Challenges for Online Media Companies. While many online publishers offer local search, directory and display advertising inventory, the majority of them can offer SMBs only limited customer reach and, as such, are unable to justify the same investment in a direct sales force. Accordingly, these publishers have either collaborated with third-party sales forces to sell their inventory or simply ignored the SMB advertiser altogether. The few online publishers that do possess significant market share have focused on reaching SMBs through self-service platforms and developing technology-based solutions rather than on developing a direct sales force.

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Challenges for Traditional Offline Media Companies. Historically, sales forces for traditional offline media companies were wholly captive to the products they were selling. However, as media usage has transitioned from offline to online media, the vast majority of that online media usage has moved to products that are not owned by traditional media companies. Accordingly, for these companies to obtain the same level of advertising commitment from their SMB customers to online media that the SMBs historically made to offline media, the traditional media companies would need to offer the products of publishers whose inventory they do not own. As a result, we believe that these companies face the prospect of cannibalizing their existing higher margin products they own and the challenge of re-training and restructuring sales forces, many of whom have only sold offline products and still receive the majority of their income from selling those products.

The ReachLocal Solution

We combine advanced, publisher-agnostic technology and an experienced, digitally sophisticated direct sales force to provide SMBs with a single, easy to use and cost-effective solution to acquire, maintain and retain customers using digital media. Our target market is SMBs that spend at least $5,000 per year on advertising.

The Product Solution

We have built a technology platform, the RL Platform, that addresses the needs of the SMB and re-creates the simplicity and effectiveness with which SMBs have traditionally purchased offline advertising. Our product solutions include the following key features:

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One Check: The Internet Budget. Through the simplicity of a single Internet advertising budget, the RL Platform allows us to connect SMBs to multiple online publishers. We connect the SMB to a broad range of destinations on the Internet, including:

•	major search engines such as Google, Yahoo!, Microsoft, AOL and Ask.com;

•	an extensive network of local search and directory sites such as Local.com, MagicYellow and Citysearch;

•	leading display advertising networks such as Yahoo!/Right Media, Collective Media, AOL Advertising and Specific Media; and

•	leading, general interest and vertically focused publishers and networks such as Facebook, Fox Interactive Media and Kelley Blue Book.

The RL Platform automates connections to publicly available, self-service advertising platforms through application programming interfaces, or APIs, specific to those platforms. The RL Platform also allows us to provide SMBs with access to a greater breadth of media because we are able to leverage our significant customer base to gain access to advertising inventory typically unavailable to an SMB with a modest advertising budget. By combining these features, the RL Platform allows us to offer SMBs the simplicity of a single Internet advertising budget that connects them to a diverse array of online publishers.

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Do It for Me: End-to-End Execution. The RL Platform is a proprietary, end-to-end technology platform that enables us to execute an online marketing campaign on behalf of an SMB. The RL Platform is a software-based solution that combines back-end automation and optimization technologies to manage advertising spend across a broad array of online publishers and media outlets. For advertisers interested in search engine marketing, the RL Platform automates the build-up of keyword search criteria for the leading search engines using a library of approximately 12 million keywords. The RL Platform matches, sets and optimizes the bids for these keywords based on the SMB’s products and services as well as the SMB’s targeted geographic areas. For advertisers interested in display advertising, the RL Platform places display advertisements on websites selected in accordance with an SMB’s target geographic, demographic and behavioral profiles.

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Do It Better Than I Can: Efficient and Optimized Buying. The RL Platform runs a set of proprietary algorithms multiple times a day to evaluate each publisher and each keyword and dynamically shifts spend to continuously optimize and improve the performance of our SMBs’ campaigns. We have run tens of thousands of online marketing campaigns for SMBs, and this scale and experience in purchasing online advertising from publishers allows us to make more efficient and effective purchasing decisions on behalf of our clients.

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Prove It: Calls, not Just Clicks. We employ a proprietary reverse proxy technology that automatically tracks campaign-generated activity, such as phone calls, e-mails and site navigation, without requiring the SMB to alter its website or maintain a separate website. SMBs can log in to the RL Platform to monitor their advertising spend on a daily basis and determine, for example, which online campaign generated which phone call. In addition, the RL Platform allows the SMB to use reverse lookup technology to see who called and provides a recording of each phone call. The ability of our RL Platform to allow SMBs to track accurately offline activity — principally phone calls — is a critical source of differentiation from available self-service online advertising platforms, which currently provide SMBs no data regarding offline activity.

Each of our products includes, through a single budget, access to multiple publishers, some of which are not available to SMBs, as well as access to our proprietary optimization and tracking technologies that dynamically adjust the publishers to which we allocate clients’ media spend in order to meet their performance objectives. For these reasons, while we rely on third-party publishers for the substantial majority of the media we purchase on behalf of our clients, we are not simply a reseller of media; rather, we market our products as a complete package of media optimized for the client using our RL Platform.

The Distribution Solution

Our distribution solution is built around a direct, locally based sales force of IMCs who, empowered by the RL Platform, engage with our clients to help them achieve their marketing objectives in the consultative manner to which SMBs are accustomed.

The key characteristics of our IMC sales force are as follows:

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Internet-Focused and Trained. Our IMCs are 100% focused on selling Internet-based advertising products. This exclusive focus is unlike the sales forces of existing offline media companies that cross-sell online and offline advertising, often with an inherent bias towards their own offline products.

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Locally Based. Our 569 IMCs are located in 37 markets in North America, Australia and the United Kingdom where their clients are based, enabling them to provide the personal connection that is necessary for the IMC to develop and maintain a relationship with our clients. In our experience, our Direct Local clients, a substantial majority of which we calculate spend from $500 to $3,000 per month, require face-to-face interaction that is consistent with the way the SMB has historically purchased offline media.

•	Consultative. Our IMCs are trained to consult with, educate and guide SMBs through the opportunities arising from and mechanics of purchasing online advertising.

In addition, we have a separate sales channel targeting national brands with operations in multiple local markets and select third-party agencies and resellers.

We believe that the ReachLocal solution, a combination of technology and human capital, gives our SMB clients access to technology and media that they could not access by themselves, and we prove that it works in ways they understand. We allow SMBs to write a single check while we do the rest.

The ReachLocal Advantage

We have been a pioneer in addressing the needs of SMBs seeking local Internet advertising solutions and have focused solely on this market for more than five years.

Scale and Experience

We have run tens of thousands of online marketing campaigns for SMBs. Our scale and experience in purchasing online advertising from publishers allows us to make more efficient and effective purchasing decisions on behalf of our clients. In addition, the RL Platform enables us to connect our SMB clients to a wide array of online publishers. Our platform not only allows us to expand the reach of our publisher network, but also allows us quickly to test and identify better performing advertising options for our clients. In addition, our leadership position in the local Internet advertising market provides us with the ability to attract and retain as IMCs experienced local salespeople who understand the transformative power of the Internet.

Client Relationships

Our IMCs establish a direct relationship with SMB clients. In 2009 and the first quarter of 2010, we generated 70% and 74%, respectively, of our revenue through our Direct Local channel. As new online advertising opportunities emerge, such as mobile, video and social media, we believe that having a direct client relationship will enable us to offer additional products and services to our clients. We are able to leverage both our sales force and the collective purchasing power of our SMB clients for the mutual benefit of our clients and third-party publishers. We provide publishers with no or a limited sales force access to SMB clients, which, in turn, enables us to offer our SMB clients advertising opportunities that they would not be able to obtain on their own. We believe that adding more publishers will attract additional advertisers which, in turn, will attract still more publishers.

Technology

Running thousands of SMB online advertising campaigns simultaneously across multiple publishers poses significant technical challenges. While technologies exist to help larger companies manage and optimize their online marketing spend, we believe that such solutions are too expensive and too complex to scale down to the typical SMB’s monthly advertising budget. We have built our services, systems and networks for maximum scalability and flexibility to manage these types of campaigns, and we have invested heavily in automation technologies that reduce the level of human intervention required to support these campaigns. This automation is critical to our ability to scale our business and deliver moderately budgeted campaigns in a cost- effective manner. We continually strive to develop technologies that allow us to improve the match of our solutions to the demands of our SMB clients. For example, our development of our reverse proxy technology has opened up a new way for SMBs to track and understand the tangible results of their online advertising, enabling us to incorporate offline conversion events, such as phone calls, into the optimization of the client’s online marketing campaign. As we continue to gather online and offline conversion data from marketing campaigns conducted through our RL Platform, we will continue to refine our operations to increase efficiencies and generate better results for our SMB clients.

Our Strategy

We believe that we are in the early stages of a large and long-term business opportunity presented by the shift of local marketing budgets from traditional media formats to digital media formats. Our strategy for pursuing this opportunity includes the following key components:

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Continue Investment in Growing our IMC Sales Force. We intend to continue to increase the size of our IMC sales force and the geographic footprint of our operations. We expect domestic and international expansion of our IMC sales force in both existing and new markets to be a key driver of growth for our business.

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Increase IMC Productivity. We intend to continue to invest in our service delivery model to provide our IMCs with additional capacity to manage and acquire more advertisers. For example, we are investing in a centralized campaign performance organization that, in tandem with our existing customer support group, we expect to assume many of the day-to-day campaign management obligations of our IMCs.

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Expand Media Offerings. We intend to continue expanding the number of media options available to our SMB clients. Through the launch of the RL Media Xchange, we have developed a platform that enables us more easily to connect our SMB advertisers to a broader array of online publishers and, in the future, to reach customers through new formats such as mobile and video. Our plan is to be able to fulfill, track and optimize an SMB’s entire digital media plan, regardless of media property or format.

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Develop Complementary Products in Adjacent Digital Marketing Segments. Our current products target our clients’ needs to acquire customers through online media buying. We believe that there will be continued movement towards digital platforms in the other segments of an SMB’s marketing activities, such as digital presence, reputation management and customer retention. To address these and other needs, we plan to continue investing in the internal development or potential acquisition of products and services in these adjacent segments. For example, with the technology acquired through the SMB:LIVE acquisition, we are developing a digital presence and reputation management solution for SMBs.

Products and Services

We offer a comprehensive suite of SMB-focused online marketing and reporting solutions, including search engine marketing, display advertising, remarketing and online marketing analytics, all of which run on our RL Platform.

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ReachSearch. Our ReachSearch product is focused on assuring that our clients’ advertisements appear prominently among the search results when local consumers enter certain keywords on leading local search sites such as Google, Yahoo! and Microsoft. The RL Platform is directly integrated into the advertising platforms of these and other leading search engines via APIs. In addition, as part of the ReachSearch product, our SMB clients also receive placement in the search results of our extensive network of online publishers and directory sites called the ReachLocal Search Network. This network provides additional qualified local traffic to the SMB and allows the SMB to reach potential customers across a broader range of sites.

The RL Platform automatically matches keywords for a business’ products or services through its extensive category taxonomy and keyword library, and its optimization engine dynamically adjusts keyword-level bids based on which keywords at which publishers are driving the most online leads and phone calls at the lowest price. Based on the SMB’s business and targeted geographic area, the RL

Platform automatically paces the SMB’s target monthly budget and allocates and optimizes that budget across the various search publishers. Our ReachSearch product was introduced in 2004.

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ReachDisplay. Our ReachDisplay product is primarily focused on maximizing the exposure for an SMB that wants to broadcast a message to a specific target online audience. There are various ReachDisplay products that allow an SMB to target different demographic, vertical and behavioral customer segments. For general exposure in a specific geographic area, the ReachDisplay Awareness package provides the SMB with reach across a network of sites. For advertisers wishing to target by vertical or by specific customer behavior, we offer additional display packages. For example, the ReachDisplay Automotive package provides SMBs in the automotive vertical access to audiences visiting automotive sites as well as customers whose previous behavior indicates that they may be in the market to purchase a car. We offer more than 20 different display advertising products across a wide variety of publishing partners, including Yahoo!/Right Media, Google, Collective Media, Facebook, Fox Interactive Media and Kelley Blue Book. Our ReachDisplay product was introduced in 2009.

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Remarketing. Our remarketing product allows us to target consumers who have previously visited a specific SMB client’s website, either through a ReachSearch campaign or a ReachDisplay campaign. When the potential customer visits any other site within our remarketing network, we can remarket to the target customer on behalf of that SMB. Because many purchases from local merchants involve an extended research process, providing the SMB with the ability to stay in front of a potential customer who has expressed an initial interest can lead to sales that might not have resulted from a single advertising impression. Our remarketing product, which we introduced in 2009, can be purchased on a standalone basis or can be bundled into the ReachSearch and ReachDisplay product lines.

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TotalTrack. Each of our media products includes a tracking service powered by our proprietary reverse proxy technology that allows our clients to see exactly how much online and offline activity is generated by their online advertising campaigns. While many larger companies have dedicated webmasters and technical teams to deploy tracking solutions, most SMBs do not. The reverse proxy solution automatically and in real time places tracking codes as well as tracking phone numbers on the SMB’s existing website without any manual intervention from webmasters or hosting companies. Through these tracking numbers, which route automatically to the SMB’s business, we are able to report on the number of phone calls generated by the campaign, and we are able to provide reverse lookup information as well as the actual recordings of the calls. In addition, SMB-specified online activity such as form submissions, appointments, online purchases and online reservations can be tracked for the SMB. While the TotalTrack product is bundled into our other media products, SMBs that are interested in understanding the effectiveness of their existing online and offline advertising not purchased through the RL Platform may purchase the tracking solution as a standalone product. Our TotalTrack product was introduced on a standalone basis in 2008.

In the third quarter of 2010, we plan to introduce a suite of digital presence and reputation management products based on the technology we acquired through our acquisition of SMB:LIVE. Our digital presence and reputation management solution will be designed to enable an SMB to publish multi-media content from a single interface to a business profile page hosted by us as well as to local directory sites, search engines and social media sites, including Twitter and Facebook. In addition, we will provide automated monitoring of local review sites, social media sites, and local blogs for references to the SMB or comments related to the SMB’s business to provide an SMB with feedback, alerts and analytics to assist it in managing its online reputation.

Underlying our key products is the ReachLocal Xchange, or the RL Xchange. The RL Xchange consists of the RL Media Xchange and the RL Solutions Xchange. Introduced in 2009, the RL Media Xchange is a platform that allows us to test and offer additional online media buying options to our SMB clients. The RL Media Xchange provides a standardized web interface and API for media publishers to create and present media offers to our IMCs, agencies and resellers and report back to us on the performance of the campaigns they are running.

We then import that information into the same platform that our clients use to view the reports for all of their campaigns. The RL Media Xchange allows us to provide our clients access to media publishers they would not be able to access on their own, and it provides online publishers with the ability to access the fragmented SMB market through a common platform.

The RL Solutions Xchange, which was also introduced in 2009, is an adjunct platform that enables us to connect our SMB clients with third-party providers of a wide range of ancillary media services, such as website development, video production and creative services. The RL Solutions Xchange has only been released as a beta test in which third parties may sign up to be RL Solutions Xchange providers, and our IMCs may connect those providers with their SMB clients which require the offered services. While we are not currently charging for participation in the RL Solutions Xchange beta test, the RL Solutions Xchange does, consistent with our mission, enable us to act as a one-stop shop for a majority of our SMB clients’ digital marketing needs.

Distribution

We distribute our products and services directly though our sales force of IMCs, who are focused on serving SMBs in their local markets, as well as a separate sales force targeting national brands with operations in multiple local markets and select third-party agencies and resellers.

Internet Marketing Consultants

Our IMCs sell our services directly to our SMB clients through an in-person, consultative sales process. Over time, an individual IMC can build a valuable relationship with his or her clients by delivering measurable results via the RL Platform. Our IMCs are trained to explain the benefits of a digitally focused marketing strategy to SMBs which are generally preoccupied with operating and managing their businesses. As an IMC develops a portfolio of SMB clients, the IMC is responsible for calling on and maintaining contact with each client, working with each client to evaluate the performance of its digital campaigns and discussing available options and opportunities to extend or expand each client’s digital spend strategy.

At March 31, 2010, we employed 472 IMCs in North America and an additional 97 IMCs internationally. Our IMCs are located in 37 markets in North America, Australia and the United Kingdom.

We make a significant investment in the hiring, training and ongoing support of our IMCs while they develop a portfolio of SMB clients. Our IMC development program divides IMCs into two groups: Underclassmen, which consists of IMCs during their first 12 months of employment; and Upperclassmen, which consists of IMCs with more than 12 months of employment. Increasing the number of our IMCs has been the principal engine for our growth. In particular, our growth is driven by the increase in the number of Upperclassmen, who are significantly more productive than our Underclassmen. Our recruitment, training and performance system is designed with the objective of increasing the number of our Upperclassmen over time and increasing the percentage of Underclassmen who become Upperclassmen.

At March 31, 2010, we had 342 Underclassmen and 227 Upperclassmen. We have created a system to identify and develop our Underclassmen into Upperclassmen, key elements of which include:

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Recruitment. We invest heavily in recruiting our sales force and have developed an in-house team of specialized recruiters. Typically, each month we hire one to two classes of 20 - 30 IMCs, with the hiring weighted towards the first 10 months of the year. IMC recruits are generally required to have at least three to five years of sales experience, preferably serving the SMB market. We generally seek experience selling online advertising and require that all IMC hires be technically proficient. Although many recruits come from traditional media companies where they have sold to the SMB market, we seek IMCs who understand the transformative power of the Internet and who have seen, first hand, the flow of advertising dollars online.

•	Training. Each IMC attends a mandatory one week boot camp training session at our sales headquarters in Plano, Texas or, for international IMCs, a similar boot camp closer to their principal office locations. During the week, IMCs learn our business model and their responsibilities in it, learn the fundamentals of search engine and display marketing and are trained on the RL Platform and our suite of products. Once an IMC returns to his or her specific office, the IMC engages in a standard onboarding process that includes hands-on instruction in prospecting SMB clients, scheduling and tracking appointments, and developing presentations for prospective clients. During the remainder of their first 12 months, Underclassmen are required to participate in ongoing training sessions that include general industry updates, RL Platform updates and presentations from Upperclassmen who provide guidance on how to sell to and serve specific SMB verticals.

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Focus on Performance. In order to track performance and underscore expectations, Underclassmen are provided a roadmap of expected performance milestones and receive constant support and counseling during this period to assist them in meeting the milestones and otherwise building a portfolio of SMB clients. We also use this support system to identify and try to remediate any problems if an IMC’s performance deviates too far from expected revenue contributions.

With each new class of IMCs, we track how the IMCs are performing relative to a standard level of revenue growth and other performance metrics for each month after their training. We do not expect all Underclassmen to become Upperclassmen, and our investment decisions anticipate the cost of attrition. We maintain data on the past and current performance of our IMCs, which we use as a basis for our hiring decisions. The performance of past and current IMCs allows us to adjust our investment model in the event there are significant changes in macroeconomic or competitive conditions.

National Brands, Agencies and Resellers

We have a separate sales force targeting national brands with operations in multiple local markets as well as a number of third-party agencies and resellers. The sales process for national brands can differ from the process employed by our IMCs and often requires an endorsement by, and potentially a direct financial contribution from, the parent entity such as a franchisor. If a local operation of one of our national brands requires face-to-face contact with a local sales representative, we are able to offer one of our IMCs to service that local operation.

In addition, we sell and provide access to our RL Platform to select third-party agencies and resellers in customer segments where they have a sales force with established relationships with their SMB client base. We currently have over 350 agencies and resellers actively selling on our RL Platform. We have a team that is responsible for identifying potential agencies and resellers, training their sales forces to sell our products and services and supporting the relationships on an ongoing basis.

Our national brands, agency and reseller sales force is based in Plano, Texas and Shreveport, Louisiana.

Customer Support

We maintain a customer support organization in Shreveport, Louisiana and additional support resources in our international markets. This organization is responsible for providing ongoing support to our sales forces, advertisers and resellers, including technical assistance with the use of the RL Platform. In addition to this centralized support organization, we also are investing in a centralized campaign performance organization in Shreveport. This organization is responsible for providing product- and campaign-specific technical assistance and recommendations to our SMB clients, each of which is paired with a member of the campaign performance team immediately following a product purchase. While the IMC is ultimately responsible for managing the day-to-day relationship with the SMB, the customer support and campaign performance teams allow the IMC to focus on this broader relationship and on new customer acquisition.

We also field an advanced campaign management team in Los Angeles, California that is responsible for reviewing larger budget accounts and optimizing the overall performance of the products on a category-by-category level. Our RL Platform has a set of administrator-only tools that is used by the campaign management team to efficiently evaluate the success of ongoing campaigns and to recommend ways for our clients to improve their performance.

With a combination of outsourced independent contractors in Mumbai, India and an internal team in Los Angeles, we have a dedicated team focused on the provisioning and review of campaigns before they are deployed. This team is responsible for reviewing the keywords that are automatically generated by the RL Platform, ensuring that the creative aspects of the campaign and editorial standards conform to best practices and overseeing the reverse proxy services for our clients. This team employs automated tools to increase the number of campaigns that can be provisioned per person per day.

Technology Operations

Our RL Platform is hosted in various data centers. Our primary data center hardware is co-located in El Segundo, California. We also maintain smaller regional data centers in Ashburn, Virginia; London, England; and Sydney, Australia. We also have a business continuity and disaster recovery data center hosted in Chandler, Arizona. All facilities employ around-the-clock security personnel, video surveillance and monitoring and are serviced by onsite electrical generators and fire detection and suppression systems. All facilities also have multiple Tier 1 connections to the Internet. We continuously monitor the performance and availability of our products and have well documented procedures to respond to incidents.

We architect our applications to enable us to scale our operations quickly while reducing deployment costs. We have a highly-available, scalable infrastructure that employs hardware load-balancers, redundant interconnected network switches and firewalls, replicated databases and fault-tolerant storage devices.

Product and Technology Development

We devote a substantial portion of our resources to developing new solutions and enhancing existing solutions, conducting product testing and quality assurance testing and improving core technology. We have three teams of product and engineering professionals. The teams in Woodland Hills, California and Mumbai, India focus on our core RL Platform and media products, including the RL Media Xchange. An advanced development team in Mountain View, California focuses on exploring new areas of marketing service digitization beyond client acquisition and online media buying and optimization.

Intellectual Property

Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We have patent applications pending on some of our technology, but rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary technology and information. Among other practices, we enter into confidentiality agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

On an ongoing basis, we consider trademark registration for some of our product names, slogans and logos in the United States and in some foreign countries. ReachLocal and TotalTrack are registered U.S. trademarks, and ReachShopping is pending registration in the United States. We have registered ReachLocal as a trademark in Australia, Canada, the European Union, India and Japan. ReachSearch and ReachDisplay are other trademarks of our company.

We are the registrant of the Internet domain name for our websites as well as for our proxy services, www.reachlocal.com and www.rtrk.com, in addition to the international extensions of those domains. The information on, or accessible through, our websites does not constitute part of, and is not incorporated into, this prospectus.

Customers

We currently sell to SMB advertisers, national brands, and agencies and resellers. No single advertiser, national brands, or agency or reseller represents more than 10% of our total consolidated revenue.

Competition

The market for local online advertising solutions is intensely competitive and rapidly changing, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many of our current and potential competitors have established marketing relationships and access to larger customer bases.

Our competitors include:

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Internet Marketing Providers. We compete with large Internet marketing providers such as Google, Yahoo! and Microsoft. These providers typically offer their products and services through disparate, online-only, self-service platforms. We compete with these companies on the basis of our IMC sales force, our product offerings and our publisher-agnostic services to our clients. Although we compete against the self-service offerings of these large providers, we also have business relationships with them and we believe we are an important customer for their locally-targeted search inventory. We also believe that we provide a valuable service to these companies by connecting them to a large number of SMBs, which are generally disinclined to purchase online advertising via self-service platforms.

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Traditional, Offline Media Companies. We compete with traditional yellow page and newspaper companies with large, direct sales forces. While these traditional media companies have made investments to address the migration of advertising expenditures away from their existing print products, we believe that they face the prospect of cannibalizing their existing higher margin products that they own and the challenge of re-training and restructuring their sales forces, most of whom have only sold print products and many of whom still receive the majority of their income from selling those products. We compete with these companies on the basis of the strength and breadth of our technology platform and our focus exclusively on Internet advertising.

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Other Technology-Focused, SMB Marketing Providers. We compete with emerging technology companies focused on the SMB market. We compete with these companies based on our scale, technological platform, IMC footprint and established publisher relationships.

Employees

At March 31, 2010 we had 866 employees in North America and 194 employees outside of North America. None of our employees are represented by labor unions. We believe that relations with our employees are good.

Facilities

We do not own any real estate. We lease a 21,982 square-foot facility for our corporate headquarters in Woodland Hills, California and a 23,480 square-foot facility for our sales headquarters in Plano, Texas. We also lease sales offices, support facilities and data centers in other locations in North America and overseas.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that there is no litigation pending that is likely to have a material adverse effect on our results of operations and financial condition.

On March 1, 2010, a class action lawsuit was filed by two of our former employees in California Superior Court in Los Angeles, California. The complaint alleges wage and hour violations in a Fair Labor Standards Act collective action and a California class action. The classes for each action have not been certified, but potentially consist of approximately 1,000 persons for the federal collective action and approximately 250 persons for the California class action. The case is at an early stage and we have not yet determined the amount of liability, if any, that may result from the lawsuit. At this time, however, we do not believe that this litigation will have a material adverse effect on the company.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of our directors and executive officers:

Name	Age	Position
Zorik Gordon	38	President and Chief Executive Officer, Director
Michael Kline	44	Chief Operating Officer and Chief Product Officer
Robert Spitz	57	Chief Technology Officer
Nathan Hanks	36	Chief Distribution Officer
Robert Wright	32	Executive Vice President and General Manager, ReachLocal Xchange
Ross G. Landsbaum	47	Chief Financial Officer
Adam F. Wergeles	44	General Counsel, Secretary
John Mazur	39	Chief Executive Officer/Managing Director, ReachLocal UK Limited
Steven Power	36	Chief Executive Officer, ReachLocal Australia
Chris Powell	38	Senior Vice President, Corporate Controller and Chief Accounting Officer
Gadi Shamia	41	Senior Vice President, Advanced Product Development
Alex Hawkinson	37	General Manager, Digital Presence
Alan Salzman (2)(3)	56	Director and Chairman
David Carlick (1)(2)	60	Director
Robert Dykes (1)(3)	60	Director
James Geiger (2)(3)	51	Director
Habib Kairouz (1)	43	Director
Jason Whitt	38	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Zorik Gordon, one of our founders, has served as our President and Chief Executive Officer, as well as a member of our board of directors, since 2003. From 1999 to 2003, Mr. Gordon served as Chief Executive Officer and Vice President, Corporate Development for WorldWinner, a provider of prize-based tournaments in online games. Mr. Gordon previously founded Jackpot.com, which grew to become the Connexus Corporation, an online marketing company. Our board of directors has concluded that Mr. Gordon should serve on the board based on his deep knowledge of our company gained from his positions as one of our founders and Chief Executive Officer.

Michael Kline, one of our founders, has served as our Chief Operating Officer and Chief Product Officer since 2003. Mr. Kline served as Vice President, Product Development at WorldWinner from 2002 to 2003. From 2001 to 2002, Mr. Kline served as Senior Manager, Media & Entertainment, at Deloitte Consulting, and from 1999 to 2000, he served as Senior Vice President of Strategy & Product Development for AdStar.com, a provider of advertisement management solutions. Mr. Kline previously founded Recycler.com, a provider of online classified advertisements, and served as its General Manager from 1995 to 1998. Mr. Kline holds a Bachelor of Arts degree in literature from Harvard College.

Robert “Rick” Spitz, one of our founders, has served as our Chief Technology Officer since 2004. From 2000 to 2003, Mr. Spitz served as Chief Technology Officer and Vice President, Development for WorldWinner. Prior to that, he held various engineering and management positions with Decalog (a division of Sunguard), Apple and Digital Equipment Corporation. Mr. Spitz also previously founded MetaKnowledge Interactive, which provides automated Web content management technology, serving as President from 1996 to 1997. Mr. Spitz holds a Bachelor of Science degree in electrical and computer engineering from Clemson University and a Master of Science degree in computer engineering from the University of Massachusetts at Lowell.

Nathan Hanks, one of our founders, has served as our Chief Distribution Officer since 2004. From 1999 to 2004, Mr. Hanks held various positions at CDI Corporation, a provider of outsourcing solutions and professional staffing, most recently as Vice President, SAP Services. Prior to that, he founded and operated a number of companies from 1996 to 1999 with a focus on the retail industry. Mr. Hanks holds a Bachelor of Arts in Political Science from the University of Louisiana at Lafayette and a Master of Business Administration from Centenary College.

Robert Wright, one of our founders, served as our Vice President, Business Development from 2003 to 2007 and has served as our Executive Vice President and General Manager, ReachLocal Xchange, since 2008. From 2001 to 2003, Mr. Wright served as Director, Business Development for WorldWinner and from 2000 to 2001 he served as Director, Business Development for LineUp Technologies, a streaming media syndication company. Mr. Wright holds a Bachelor of Arts in Business Administration from Western State College of Colorado.

Ross G. Landsbaum has served as our Chief Financial Officer since 2008. Prior to joining us, Mr. Landsbaum held various executive positions at MacAndrews and Forbes’ Panavision, a service provider to the motion picture and television industries, including Chief Financial Officer from 2005 to 2007 and Chief Operating Officer in 2007. Prior to Panavision, Mr. Landsbaum served as Executive Vice President, Finance and Operations and Chief Financial Officer for Miramax Films, the art-house and independent film division of The Walt Disney Company, from 2001 to 2005. Prior to that, he served in various capacities, including as the Chief Financial Officer at Spelling Entertainment Group, a diversified entertainment concern, and in various capacities at Arthur Andersen. Mr. Landsbaum holds a Master of Accounting and a Bachelor of Science in Accounting from the University of Southern California.

Adam F. Wergeles has served as our General Counsel since 2007 and currently serves as our Secretary. From 2003 to 2007, Mr. Wergeles served as Chief Legal Officer for Connexus Corporation, an online media company. Before Connexus Corporation, Mr. Wergeles served as Vice President, Operations for Kaplan’s Concord Law School, a provider of online legal education, from 2001 to 2003. From 1999 to 2001, Mr. Wergeles served as General Counsel and Corporate Secretary for Quisic Corporation, an e-learning company. Mr. Wergeles holds a Juris Doctor degree from the University of Southern California Law School and a Bachelor of Arts from Hamilton College.

John Mazur has served as our Chief Executive Officer, ReachLocal UK Limited, since 2007. Prior to joining us, Mr. Mazur served as Chief Marketing Officer and Senior Vice President of The Resource Group, a provider of business process outsourcing services, in 2007. From 2004 to 2007, Mr. Mazur served in various positions, including Chief Executive Officer New Local Media, at IDT, a telecommunications firm. Mr. Mazur holds a Master of Business Administration from Columbia Business School and a Bachelor of Arts from University of the Pacific.

Steven Power has served as Chief Executive Officer, ReachLocal Australia, since 2006. Prior to joining ReachLocal Australia, Mr. Power served as an executive at NetUs, a technology investment company, in 2006, and held various positions, including National Sales Director and Executive – Acquisitions & Solutions Development, at PMP, a provider of consumer insight and marketing solutions, from 2004 to 2006. Mr. Power holds both a Bachelor of Arts and a Bachelor of Commerce degree from the University of Melbourne.

Chris Powell has served as our Senior Vice President, Corporate Controller and Chief Accounting Officer since 2008. From 2006 to 2008, Mr. Powell served in various positions, including Corporate Controller and interim Chief Financial Officer at Guidance Software, a provider of computer forensics solutions. He has approximately eight years of experience in public accounting, serving as Director with the accounting firm of McGladrey and Pullen from 2004 to 2006 and as Audit Manager at PricewaterhouseCoopers from 1993 to 2000. Mr. Powell holds a Bachelor of Arts in economics and accounting from Claremont McKenna College.

Gadi Shamia has served as our Senior Vice President, Advanced Product Development, since 2009. From 2008 to 2009, Mr. Shamia served as Entrepreneur in Residence at Storm Ventures, where he developed start-up company ideas and advised the investment team regarding SaaS investments. From 2004 to 2007, Mr. Shamia served as Senior Vice President, Product Management at SAP, a provider of business management software, where he was responsible for SAP’s global small business portfolio.

Alex Hawkinson has served as our General Manager, Digital Presence, since 2010. From 2005 to 2010, Mr. Hawkinson served as Chairman and, beginning in 2009, as Chief Executive Officer of SMB:LIVE, a developer of digital presence and reputation management solutions for SMBs. From 2002 to 2005, Mr. Hawkinson served as Chief Executive Officer of Apptix Corporation, a provider of hosted messaging and collaboration solutions for SMBs. Mr. Hawkinson currently serves as a director of Mural Ventures, a privately held strategic consulting firm that specializes in helping software companies market software as a service. Mr. Hawkinson holds a Bachelor of Science degree in cognitive science from Carnegie Mellon University.

Alan Salzman has served on our board of directors since 2007 and has been chairman since 2009. Mr. Salzman is the co-founder of VantagePoint Venture Partners, a venture capital firm specializing in multi- stage investing, and has served as its Chief Executive Officer and Managing Partner for more than the past five years. Mr. Salzman previously held a faculty appointment for more than 10 years as an Adjunct Professor of Venture Capital and Entrepreneurial Companies at Stanford Law School. Mr. Salzman holds a Bachelor of Arts degree from the London School of Economics and the University of Toronto, a Juris Doctor degree from Stanford Law School, and a Master of Laws degree in international business from Vrije Universiteit Brussels. Our board of directors has concluded that Mr. Salzman should serve on the board, the compensation committee and the nominating and corporate governance committee based on his experience in working with entrepreneurial companies, his particular familiarity with technology companies, his experience in finance and mergers and acquisitions, his financial literacy and, as one of our early stage investors, his deep knowledge of our company.

David Carlick has served on our board of directors since 2004. Mr. Carlick currently serves as a Venture Partner with Rho Capital Partners, an investment and venture capital management company. From 1999 to 2008, he served in various positions at VantagePoint Venture Partners, most recently as Venture Partner. Prior thereto, Mr. Carlick held various positions with PowerAgent, an opt-in marketing and consumer privacy company, and Poppe Tyson, an advertising agency and interactive marketing firm. In 1995, while at Poppe Tyson, Mr. Carlick co-founded DoubleClick, which provides on-line marketing services. Mr. Carlick currently serves as a director of the Grocery Shopping Network, a private company that provides digital grocery advertising network, promotion and planning solutions, Unbound Technologies, a private company focused on data analytics in the social networking market, Touchtunes Interactive Networks, a private company in the digital out of home advertising and entertainment market and Effective Measures, a privately held company providing analytics and insight to advertisers and publishers on web traffic in the Southwest Asia, Middle East and North African markets. He has previously served as a director of Intermix Media, a publicly held online advertising and direct marketing company, Ask Jeeves, a publicly held search engine company and International Network Services, a publicly held company that provides network consulting services and business solutions. Mr. Carlick holds a Bachelor of Science degree in business with an accounting emphasis from San Jose State University. Our board of directors has concluded that Mr. Carlick should serve on the board, the compensation committee and the audit committee based on his experience in the online marketing and new media industries, his experience in finance, his general expertise in business and accounting, his financial literacy and his prior directorships with start-up companies.

Robert Dykes has served on our board of directors since 2008. Mr. Dykes currently serves as the Senior Vice President and Chief Financial Officer of VeriFone, a provider of secure electronic payment solutions. Prior to joining VeriFone, Mr. Dykes was the Chairman and Chief Executive Officer of NebuAd, a provider of targeted online advertising networks, from 2007 to 2008. Prior to NebuAd, Mr. Dykes served as Executive Vice President of Business Operations and Chief Financial Officer of Juniper Networks, a provider of network infrastructure, from 2005 to 2007. Before joining Juniper Networks, Mr. Dykes served as Chief Financial Officer and President, Systems Group, of Flextronics International, a provider of design and electronics manufacturing services, from 1997 to 2004. Prior thereto, Mr. Dykes served as Executive Vice President of Worldwide Operations and Chief Financial Officer of Symantec Corporation. Mr. Dykes holds a Bachelor of Commerce and Administration from Victoria University, New Zealand. Our board of directors has concluded that Mr. Dykes should serve on the board, the audit committee and the nominating and corporate governance committee based on his corporate management experience, his financial literacy and his experience with the use of technology in advertising.

James Geiger has served on our board of directors since 2007. Mr. Geiger is the founder of Cbeyond, a public company that provides Voice over Internet Protocol-based managed services, and has served as its Chairman, President and Chief Executive Officer since its inception in 1999. Prior thereto, Mr. Geiger held various positions with Intermedia Communications, FiberNet, a metropolitan area network provider, Frontier Communications, a provider of telecommunications services, and Price Waterhouse (now PricewaterhouseCoopers), a professional services firm. Mr. Geiger currently serves on the boards of directors of the Marist School, an independent Catholic School of the Marist Fathers and Brothers and the Hands On Network, a national volunteer organization that promotes civic engagement in communities. Mr. Geiger holds a Bachelor’s degree in accounting and pre-law from Clarkson University. Our board of directors has concluded that Mr. Geiger should serve on the board, the compensation committee and the nominating and corporate governance committee based on his experience in the technology and advertising sectors, including his experience managing a public technology company, as well as his financial literacy.

Habib Kairouz has served on our board of directors since 2007. Mr. Kairouz is a Managing Partner of Rho Capital Partners, an investment and venture capital management company, which he joined in 1993. Prior to joining Rho, Mr. Kairouz worked for five years in investment banking and leverage buyouts with Reich & Co. and Jesup & Lamont. Mr. Kairouz previously served on the board of directors of iVillage Inc., a publicly-held media company that operates a community website for women, and currently serves on the board of directors of Bluefly, Inc., a publicly-held online retailer, and a number of privately-held companies. Mr. Kairouz holds a Bachelor of Science degree in engineering from Cornell University and a Master of Business Administration in Finance from Columbia University. Mr. Kairouz serves as the board nominee of Rho Capital Partners, one of our investors. In addition, our board of directors has concluded that Mr. Kairouz should serve on the board and the audit committee based on his experience in working with and holding directorships with technology companies, his experience in finance and mergers and acquisitions and his financial literacy.

Jason Whitt has served on our board of directors since 2008. Since 2005, Mr. Whitt has focused on digital media and Internet, software and services and consumer-oriented technology investments at VantagePoint Venture Partners, where he currently serves as a Principal. Prior to that, Mr. Whitt was employed at Cisco Systems, a supplier of networking equipment and network management for the Internet, in its Corporate Development group, where he was responsible for acquisitions, venture investing and corporate strategy. Mr. Whitt holds a Bachelor of Science and a Master of Business Administration from Stanford University. Our board of directors has concluded that Mr. Whitt should serve on the board based on his knowledge of technology investments and Internet services, his financial literacy and his general business experience.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Upon completion of this offering, our board of directors will consist of seven directors, six of whom will qualify as “independent” according to the rules and regulations of The Nasdaq Global Select Market, which we also refer to as Nasdaq.

In accordance with our certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be David Carlick and Jason Whitt, and their terms will expire at the annual general meeting of stockholders to be held in 2011;

•	the Class II directors will be James Geiger and Habib Kairouz, and their terms will expire at the annual general meeting of stockholders to be held in 2012; and

•	the Class III directors will be Zorik Gordon, Alan Salzman and Robert Dykes, and their terms will expire at the annual general meeting of stockholders to be held in 2013.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Leadership Structure and Risk Oversight

Prior to preparing for this offering and becoming a public company, our board of directors did not have a formal chairman. Each of our directors took an active role in carrying out the board’s oversight functions. As we neared this offering, our board of directors determined to adopt a more formal board structure so that our company would be able to satisfy the corporate governance requirements of the federal securities laws and Nasdaq, as well as to better equip our directors to effectively discharge their increased oversight and risk management responsibilities. As the co-founder of VantagePoint Venture Partners, one of our earliest investors and our largest stockholder, Mr. Salzman historically had taken a particularly active leadership role on the board. In light of Mr. Salzman’s past and continuing leadership on the board, and in recognition of his affiliation with our largest stockholder, in December 2009 our board of directors determined to appoint Mr. Salzman as non-executive chairman of the board. In making this decision, our board did not make a general determination that separation of the roles of chairman and CEO is necessarily a better or more effective board leadership structure for our company. Rather, based on the historical relationships among our directors and the contemplated make-up of our board in the near-term, as well as the near-term growth opportunities for our company and the correlative demands on senior management time, our board determined that appointing Mr. Salzman as non-executive chairman would produce the best board leadership structure for our company and our stockholders.

Our board has six independent members and only one non-independent member, the chief executive officer. A number of our independent board members are currently serving or have served as members of senior management of other public companies and have served as directors of other public companies. We have three standing board committees comprised solely of directors who are considered independent under Nasdaq standards. This includes Mr. Kairouz, who serves on our audit committee and who is considered independent under Nasdaq standards even though his affiliation with Rho Capital Partners prevents him from satisfying the additional independence requirements under applicable federal securities laws applicable solely to service on the audit committee. We believe that the number of independent, experienced directors that make up our board, along with the independent oversight of the board by the non-executive chairman, benefits our company and our stockholders.

Our board is primarily responsible for overseeing our risk management processes. Our board, as a whole, determines the appropriate level of risk for our company, assesses the specific risks that we face and reviews management’s strategies for adequately mitigating and managing the identified risks. Although our board administers this risk management oversight function, our audit committee, nominating and corporate governance committee and compensation committee support our board in discharging its oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach. In particular, the audit committee is responsible for considering and discussing our significant accounting and financial risk exposures and the actions management has taken to control and monitor these exposures and the nominating and corporate governance committee is responsible for considering and discussing our significant corporate governance risk exposures and the actions management has taken to control and monitor these exposures. Going forward, we expect that the audit committee and the nominating and corporate governance committee will receive periodic reports from management at least quarterly regarding our assessment of such risks. While the board oversees our risk management, company management is responsible for day-to-day risk management processes. Our board expects company management to consider risk and risk management in each business decision, to pro-actively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board.

Our compensation committee, with input from our management, assists our board in reviewing and assessing whether any of our compensation policies and programs could potentially encourage excessive risk-taking. In considering our employee compensation policies and practices, the compensation committee reviews, in depth, our policies related to payment of salaries and wages, commissions, benefits, bonuses, stock-based compensation and other compensation-related practices and considers the relationship between risk management policies and practices, corporate strategy and compensation. A primary focus of our compensation program is intended to incentivize and reward growth in revenue, EBITDA and Adjusted EBITDA, among other metrics. We believe these metrics are positive indicators of our long-term growth, operating results and increased stockholder value and therefore believe that our compensation program does not create risks that are reasonably likely to have a material adverse effect on the company.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

We have an audit committee that has responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	reviewing our annual and quarterly financial statements;

•	appointing and evaluating the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants; and

•

discussing with management and our board of directors our policies with respect to risk assessment and risk management, as well as our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures, if any.

The members of our audit committee are Messrs. Carlick, Dykes and Kairouz with Mr. Dykes serving as the committee’s chair. All members of our audit committee meet the requirements for financial literacy, and Messrs. Dykes and Carlick meet the requirements for independence, under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations of Nasdaq. Our board of directors has determined that Mr. Dykes is an audit committee “financial expert,” as that term is defined by the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Our audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and Nasdaq.

Compensation Committee

We have a compensation committee that has responsibility for, among other things:

•	reviewing management and employee compensation policies, plans and programs;

•	monitoring performance and compensation of our executive officers and other key employees;

•	preparing recommendations and periodic reports to our board of directors concerning these matters; and

•	administering our equity incentive plans.

The members of our compensation committee are Messrs. Carlick, Geiger and Salzman with Mr. Carlick serving as the committee’s chair. All of the members of our compensation committee are non-employee directors, as defined in Rule 16b-3 of the Exchange Act, and outside directors as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, and satisfy the independence requirements of Nasdaq.

Nominating and Corporate Governance Committee

We have a nominating and corporate governance committee that has responsibility for, among other things:

•	recommending persons to be selected by our board of directors as nominees for election as directors and to fill any vacancies on our board;

•	considering and recommending to our board of directors qualifications for the position of director and policies concerning the term of office of directors and the composition of our board; and

•	considering and recommending to our board of directors other actions relating to corporate governance.

The members of our nominating and corporate governance committee are Messrs. Salzman, Dykes and Geiger, with Mr. Salzman serving as the committee’s chair. All members of our nominating and corporate governance committee meet the independence requirements of Nasdaq. When recommending persons to be selected by the board of directors as nominees for election as directors, the nominating and corporate governance committee considers such factors as the individual’s personal and professional integrity, ethics and values, experience in corporate management, experience in the company’s industry and with relevant social policy concerns, experience as a board member of another publicly held company, academic expertise in an area of the company’s operations and practical and mature business judgment. In addition, the nominating and corporate governance committee considers diversity of relevant experience, expertise and background in identifying nominees for directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.reachlocal.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Indemnification of Directors and Executive Officers and Limitations on Liability

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we are also empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered, or will enter, into indemnification agreements with each of our current directors and officers. These agreements provide, or will provide, for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the “2009 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2009 include Zorik Gordon, Chief Executive Officer; Ross G. Landsbaum, Chief Financial Officer; Michael Kline, Chief Operating Officer and Chief Product Officer; Nathan Hanks, Chief Distribution Officer and Gadi Shamia, Senior Vice President, Advanced Product Development.

Our compensation strategy focuses on providing a total compensation package that will not only attract and retain high-caliber executive officers and employees, but will also be utilized as a tool to communicate and align employee contributions with our corporate objectives and stockholder interests. We intend to provide a competitive total compensation package and will share our success with our named executive officers, as well as our other employees, when our objectives are met.

Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve the compensation objectives described above. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of cash and non-cash compensation.

Determination of Compensation

Roles of Our Board of Directors, Compensation Committee and Chief Executive Officer in Compensation Decisions

Our compensation committee oversees our executive compensation program. In this role, our compensation committee has reviewed all compensation decisions relating to our senior executive officers and has made recommendations to our board of directors. Our Chief Executive Officer provides recommendations to our compensation committee and our board of directors with respect to salary adjustments, annual cash incentive bonus targets and awards and equity incentive awards for the named executive officers, excluding himself, and the other executive officers that report to him. Our compensation committee meets with our Chief Executive Officer at least annually to discuss and review his or her recommendations, together with the recommendations of our independent compensation consultant regarding executive compensation for our executive officers, excluding himself. These recommendations are forwarded to our board of directors, which typically meets in executive session to discuss those recommendations and to consider the compensation of our executive officers, including our Chief Executive Officer. Our board of directors has, and it has exercised, the ability to increase or decrease amounts of compensation payable to our executive officers pursuant to recommendations made by our Chief Executive Officer. We anticipate that, after our offering, our compensation committee will function largely independently of our board of directors in determining the compensation of the Chief Executive Officer and our other senior officers, and that the role of our board of directors in making compensation decisions will decrease in light of an increased role by our compensation committee. See “Changes to Compensation Approach for 2010” below.

Competitive Market Data and Use of Compensation Consultants

Starting in 2008, our compensation committee retained Frederic W. Cook & Co., or Cook, an independent compensation consulting firm, to advise on executive compensation. In April 2008, Cook compiled a peer group of companies against which to assess the three key components comprising our named executive officers’ compensation: base salary, cash bonus and equity incentives. This peer group consisted of the following 20 publicly-traded Internet and advertising companies:

Alloy	Constant Contact	Limelight Networks	National CineMedia
aQuantive	DealerTrack Holdings	Liquidity Services	Omniture
Bankrate	InfoSpace	LoopNet	Think Partnership
CNET Networks	Internet Brands	Marchex	ValueClick
CoActive Marketing Group	The Knot	MIVA	WebMD Health

In 2008, as will be discussed further below, our compensation committee asked Cook to advise on certain limited aspects of our executive compensation program. As part of our preparation to become a public company, in October 2009 our compensation committee asked Cook to update its April 2008 analysis (including the peer group) and to provide advice regarding our executive compensation program and general information regarding executive compensation practices in our industry. See “Changes to Compensation Approach for 2010” below. While our board of directors and compensation committee considered peer group data, to date, they have not formally benchmarked total executive compensation or individual compensation elements against this peer group, and they do not aim to set total compensation, or any compensation element, at a specified level as compared to the companies in this peer group.

Although our compensation committee and board of directors considered Cook’s advice in considering our executive compensation program, our compensation committee and board of directors ultimately made their own decisions about these matters, based on the peer group analysis and their own business experience and judgment.

Compensation Philosophy

Our compensation philosophy has been driven by a number of factors that are closely linked with our broader strategic objectives. On the one hand, we recognize that the ability to excel depends on the skill, creativity, integrity and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement and teamwork that rewards commitment and performance while ensuring that the interests of the management team are both internally aligned and aligned with the interests of our stockholders. On the other hand, our executive compensation philosophy has also recognized that key and core to our success is our ability to rapidly expand the size and breadth of our direct sales force throughout the United States and overseas to create competitive barriers to entry. In that regard, a primary focus of our compensation program has been to incentivize and reward growth in revenue, EBITDA and Adjusted EBITDA.

Compensation for our named executive officers consists of the elements identified in the following table:

Compensation Element	Primary Objective
Base salary	To recognize ongoing performance of job responsibilities and as a necessary tool in attracting and retaining employees

Performance-based cash compensation (bonuses)	To re-emphasize corporate and individual objectives and provide additional reward opportunities for our named executive officers (and employees generally) when key business and individual objectives are met

Equity incentive compensation	To incentivize and reward increases in stockholder value and to emphasize and reinforce our focus on team success and to assist with the attraction and retention of key employees

Severance and change of control benefits	To provide income protection in the event of involuntary loss of employment and to focus named executive officers on stockholder interests when considering strategic alternatives

Retirement savings (401(k)) plan	To provide retirement savings in a tax-efficient manner

Health and welfare benefits	To provide a basic level of protection from health, dental, life and disability risks

Our board of directors and our compensation committee work to ensure that total compensation is fair, reasonable and competitive. In 2008, our management presented a series of recommendations to our compensation committee regarding compensation for 2008. After reviewing management’s recommendations, our compensation committee retained Cook in 2008 to assess the overall compensation structure of the senior team relative to (1) a peer group of companies and (2) standard and reasonable compensation practices at that time. Although compensation was not formally benchmarked, the compensation committee reviewed Cook’s report in assessing what compensation practices were competitive in the market for companies of our size, maturity and industry. Our compensation committee considered Cook’s analysis, together with management’s recommendations and its own substantial experience with pre and post-IPO companies and made a series of recommendations to our board of directors regarding base salary, bonus and equity compensation for 2008 that were consistent with management’s recommendations. Management’s recommendations were not set by reference to compensation paid by our peer companies, but were formulated independently and were subsequently reviewed by our compensation committee in light of the peer group data. In terms of the cash compensation (base salary and bonus), our compensation committee compared its recommendations to the data from the peer group, and noted that its total cash compensation recommendation was at approximately the 75th percentile of the peer group companies. Specifically, base salary recommendations fell between the 25th and the 50th percentiles, with the bonus opportunity recommendation placing the recommendations for target total cash compensation in the 75th percentile. After reviewing these recommendations against the peer group, our compensation committee believed the recommendations to be reasonable because in order to achieve the target compensation amounts, we would have to attain performance goals that our compensation committee viewed as difficult, yet achievable, if we and the executives performed exceptionally. With respect to equity compensation, our compensation committee considered the peer group data and the fact that our named executive officers were already substantially vested in their equity and decided to approve the equity grants recommended by management, but increased the vesting schedule from the typical four years to five years, in order to enhance retention. The compensation committee’s recommendations for equity compensation were also compared with our peer companies and determined to be at approximately the 75th percentile of the equity compensation practices of the peer group.

Given the precarious state of the economy towards the end of 2008, management had instituted a company-wide salary freeze. Consistent with that action, management further recommended to our compensation committee that the prudent course of action was to make only limited changes to the compensation structure for the key members of the management team. Accordingly, our compensation committee did not seek to update the peer group analysis, choosing instead to accept management’s recommendations that base salary and bonus targets remain essentially unchanged from 2008.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our objectives. The compensation levels of our named executive officers reflect to a significant degree the varying roles and responsibilities of such executives, as well as the length of time those executives have served our company. As a result of our board of directors’ assessment of our Chief Executive Officer’s roles and responsibilities within our company, there is a significant compensation differential between his compensation levels and those of our other named executive officers.

Elements of Compensation

The following is a discussion of the primary elements of the compensation for each of our named executive officers.

Base Salaries

Messrs. Gordon, Kline and Hanks were among the original five founders of our company, together with Messrs. Spitz and Wright. Accordingly, their compensation was initially established to reflect their positions as founding executives of a start-up company and has evolved as we have grown and new investors have joined us. In contrast, Messrs. Landsbaum and Shamia joined us in June 2008 and March 2009, respectively, and their initial compensation was the result of an arms-length negotiation at that time. Base salaries of our named executive officers are approved and reviewed periodically by our Chief Executive Officer, and in the case of our Chief Executive Officer’s base salary, by our board of directors. Adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience and sustained performance. Decisions regarding salary increases may take into account the named executive officer’s current salary, equity ownership and the amounts paid to individuals in comparable positions at our peer companies. No formulaic base salary increases are provided to our named executive officers. This strategy is consistent with our intent of offering compensation that is both cost-effective, competitive and contingent on the achievement of performance objectives.

None of our named executive officers, except Mr. Hanks (see “Restructuring Nathan Hanks’ Compensation,” below), received an increase in base salary during 2009, as our Chief Executive Officer, together with the other named executive officers, our compensation committee and our board of directors jointly determined, with input from Cook, that, in view of the uncertain direction of the economy in late 2008, there should be no increases in base salaries.

The actual base salaries paid to all of our named executive officers during 2009 are set forth in the “2009 Summary Compensation Table” below.

Cash Bonuses

2009 Executive Bonus Plan. In addition to base salaries, the compensation committee recommended, and the board of directors adopted, the 2009 Executive Bonus Plan. The bonus plan created two bonus pools, one of which was based on achievement of quarterly, consolidated revenue objectives (not including ReachLocal Australia, which was still an unconsolidated joint venture at the time of the adoption of the 2009 Executive Bonus Plan), or Revenue Target, and the other of which was based on achievement of an annual EBITDA Margin objective, or EBITDA Margin Target. The calculation of revenue to set the Revenue Target, or Plan Revenue, and to measure the actual revenue against those targets excluded GAAP adjustments for customer incentives, credits, and refunds as well as reseller commissions, and excluded the effects of fluctuations in foreign exchange rates. The calculation of EBITDA Margin is derived by dividing (A) our Plan EBITDA, as discussed below, for our North American operations for the fiscal year, by (B) our total Plan Revenue for our North American operations for such period. Plan EBITDA differs from Adjusted EBITDA, discussed elsewhere in this prospectus, because Plan EBITDA excluded the following: (a) accruals for customer incentives, credits and refunds, (b) amortization of set-up fees and (c) any amounts payable, accrued or projected to be paid under the bonus plan and such other annual bonus amounts approved by the compensation committee. We developed our bonus plan, in cooperation with our compensation committee, to motivate achievement of the Revenue Target and the EBITDA Target. As a private company, our operating plan did not include adjustments for customer incentives, credits and refunds and amortization of set-up fees, as those adjustments only have timing impacts not relevant to our operating performance, and the compensation committee did not deem such amounts to be material to the achievement of the broader Company growth objectives. In addition, the compensation committee determined that excluding the bonus amounts payable was consistent with the focus on operating results. The compensation committee elected to focus on the EBITDA of our North American operations because of the greater maturity of those operations. Our U.K. operation was still essentially a start-up and ReachLocal Australia was an unconsolidated joint venture. As we refine our compensation approach in the course of moving towards becoming a public company, we expect that, to the extent that EBITDA is used as a component of our compensation program in the future, Adjusted EBITDA will be the appropriate performance measure to use for compensation purposes following our initial public offering because it aligns our compensation decisions with the metric we will be reporting publicly and upon which management assesses our operating performance.

The aggregate 2009 target bonus pool for all participants was set at $1,297,439, with achievement of revenue targets comprising 2/3 of the target amount, or the Revenue Pool, and achievement of the EBITDA Margin Target comprising 1/3 of the target amount, or the EBITDA Pool. Our compensation committee determined that the 2/3-1/3 allocation between revenue and EBITDA Margin was consistent with the corporate objectives of rewarding revenue growth, while at the same time encouraging focus on operating performance. Our compensation committee and our board of directors jointly determined, with input from Cook, that in view of the uncertain direction of the economy in late 2008, the target bonus for each of the named executive officers covered under this plan should not be increased.

The quarterly “Plan Revenue Targets” for 2009 were $44,018,190, $49,764,292, $55,290,624 and $58,155,468, respectively. At the time they were established and in light of an uncertain macroeconomic environment, these targets were viewed as difficult, yet achievable performance goals. The bonus plan provides for adjustments on the amount of the bonus payouts if the Revenue Targets are missed or exceeded, as follows: the “Revenue Pool” for the applicable fiscal quarter is the product of (A) our total consolidated revenue actually achieved for the applicable fiscal quarter, excluding our Australian operations as they were not consolidated until September 2009, multiplied by (B) a percentage (or, if applicable, percentages), as determined using the table immediately below and based on the ratio of our total revenue actually achieved for the applicable fiscal quarter to the corresponding Revenue Target.

Revenue Achievement Thresholds	Percentage Multiplier
Less than 85% of the applicable Revenue Target	0% of total revenue

Greater than 85% but less than 92.5% of the applicable Revenue Target	0.501% of total revenue

Greater than 92.5% but less than 107.5% of the applicable Revenue Target	0.626% of total revenue

Greater than 107.5% but less than 115% of the applicable Revenue Target	0.626% of total revenue up to 100% of the applicable Revenue Target, and 2.5% of total revenue in excess of such amount

115% or greater of the applicable Revenue Target	0.626% of total revenue up to 100% of the applicable Revenue Target, and 5.0% of total revenue in excess of such amount

The EBITDA Margin Target was set at “break-even,” which represented a difficult yet achievable performance goal, as our EBITDA in 2008 was negative. Our continued reliance on EBITDA as a performance goal and use of a “break-even” (rather than negative) EBITDA Margin Target also reflects our continued focus on earnings, in addition to revenue growth. The bonus plan provides for adjustments on the amount of the bonus payouts if the EBITDA Margin Target is exceeded, as follows: the EBITDA Pool for the fiscal year was set as the product of (A) our total consolidated revenue actually achieved for the fiscal year, excluding our Australian operations as they were not consolidated until September 2009, multiplied by (B) a percentage (or, if applicable, percentages), as determined using the table immediately below and based on the extent to which our EBITDA Margin actually achieved for such period exceeds our EBITDA Margin Target.

EBITDA Margin Achievement Thresholds	Percentage Multiplier
Lower than the EBITDA Margin Target	0% of total revenue

Equal to or greater than the EBITDA Margin Target but no more than 1.0% higher than the EBITDA Margin Target

(i) 0% of total revenue (if total revenue actually achieved is less than 85% of the Revenue Target);

(ii) 0.626% of total revenue (if total revenue actually achieved is greater than 85% but less than 107.5% of the Revenue Target);

(iii) 0.626% of total revenue up to 100% of the Revenue Target plus 2.5% of total revenue in excess of such amount (if total revenue actually achieved is greater than 107.5% but less than 115% of the Revenue Target ); or

(iv) 0.626% of total revenue up to 100% of Revenue Target plus 5.0% of total revenue in excess of such amount (if total revenue actually achieved is greater than 115% of the Revenue Target)

More than 1.0% but less than 2.0% higher than the EBITDA Margin Target	(i) 0% of total revenue (if total revenue actually achieved is less than 85% of the Revenue Target);

EBITDA Margin Achievement Thresholds	Percentage Multiplier

(ii) 0.939% of total revenue (if total revenue actually achieved is greater than 85% but less than 107.5% of the Revenue Target);

(iii) 0.939% of total revenue up to 100% of the Revenue Target plus 2.191% of total revenue in excess of such amount (if total revenue actually achieved is greater than 107.5% but less than 115% of the Revenue Target); or

(iv) 0.939% of total revenue up to 100% of the Revenue Target plus 3.757% of total revenue in excess of such amount (if total revenue actually achieved is greater than 115% of the Revenue Target)

More than 2.0% higher than the EBITDA Margin Target

(i) 0% of total revenue (if total revenue actually achieved is less than 85% of the Revenue Target);

(ii) 1.096% of total revenue (if total revenue actually achieved is greater than 85% but less than 107.5% of the Revenue Target);

(iii) 1.096% of total revenue up to 100% of the Revenue Target plus 3.130% of total revenue in excess of such amount (if total revenue actually achieved is greater than 107.5% but less than 115% of Revenue Target ); or

(iv) 1.096% of total revenue up to 100% of the Revenue Target plus 4.696% of total revenue in excess of such amount (if total revenue actually achieved is greater than 115% of the Revenue Target)

The compensation committee also retained the discretion to adjust (upwards or downwards) amounts payable under the bonus plan based on considerations deemed appropriate by our compensation committee, including personal performance and the occurrence of extraordinary events affecting our revenue or EBITDA performance. In determining 2009 cash bonuses, the compensation committee did not make any discretionary adjustments to amounts payable under the bonus plan pursuant to this authority. In addition, in setting the revenue and EBITDA Margin thresholds and determining our achievement of such thresholds, our compensation committee may exclude revenue and expenses related to our business as it deems appropriate.

The bonus pool was allocated among the executive officers, other than Messrs. Hanks and Shamia, with Messrs. Gordon, Landsbaum and Kline receiving an aggregate of 64.6% of the bonus pool, and the balance being allocated among the rest of the executive officers. As was the case with base salaries, the target bonuses for our named executive officers in 2009 were not increased from the targets used in 2008.

The following table sets forth the allocation of the pool and the target bonuses for 2009 for participating named executive officers:

Executive	Participation % of Total Pool	2009 Target Bonus
Zorik Gordon	33.8%	$438,324
Ross G. Landsbaum	8.3	108,120
Michael Kline	22.5	292,216

The allocation among the named executive officers, in the case of Messrs. Gordon and Kline, was based on the assessments of their overall contributions to the business. With respect to Mr. Landsbaum, his allocation was based on an arms-length negotiation between our company and him in connection with his hiring in 2008.

Neither Mr. Hanks nor Mr. Shamia participated in the bonus plan, but instead are eligible to receive annual cash bonuses as described in their employment agreements. Under his amended and restated employment letter,

Mr. Hanks was paid $49,590 with respect to the third quarter, an amount equal to what he would have received from the Revenue Pool (i) if he had been a participant in the pool, (ii) his participation percentage were 22.5% and (iii) the size of the pool had been increased accordingly. With respect to the fourth quarter, Mr. Hanks was paid $133,653, an amount equal to the sum of (i) 50% of the product of 22.5% and the 2009 fiscal year Revenue Pool, less any amount actually paid to him for the third quarter, and (ii) 50% of the product of 22.5% and the EBITDA Pool (as to each, as though he were deemed to be a participant in the pool and the size of the pool had been increased accordingly). For additional information, see “Restructuring Nathan Hanks’ Compensation” below. Under his employment agreement, Mr. Shamia was paid $50,000, reflecting his target bonus of 25% of his base salary, pro rated to reflect a partial year’s employment. For additional information, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Letters—Gadi Shamia” below.

Under the terms of the bonus plan, the bonus pool related to revenue growth is paid out on a quarterly basis, and the part of the bonus pool based on EBITDA will be paid out upon the conclusion of 2009. The following table summarizes our actual quarterly Plan Revenue results relative to our Plan Revenue Targets.

	Year ended December 31, 2009
(in thousands)	Q1	Q2	Q3	Q4
Plan Revenue Targets	$44,018	$49,764	$55,291	$58,155
Actual Plan Revenue	43,618	48,782	52,811	54,793
% of Target Achieved	99.09%	98.03%	95.52%	94.22%

Our 2009 Plan EBITDA Margin was 2.48%, which exceeded our Plan EBITDA Margin Target for 2009 and resulted in an EBITDA Pool of $730,684.

Based on the discussion above and our performance, bonuses were paid out to the named executive officers as follows in accordance with the bonus plan and, in the case of Messrs. Hanks and Shamia, employment letter provisions, described above:

Executive	Q1 Revenue Bonus ($)	Q2 Revenue Bonus ($)	Q3 Revenue Bonus ($)	Q4 Revenue Bonus ($)	2009 EBITDA Bonus ($)	Total 2009 Bonus ($)
Zorik Gordon	$61,528	$68,811	$74,495	$77,291	$246,971	$529,095
Ross G. Landsbaum	15,109	16,897	18,293	18,980	60,647	129,926
Michael Kline	40,958	45,806	49,590	51,451	164,404	352,208
Nathan Hanks	—	—	49,590	51,451	82,202	183,242
Gadi Shamia	—	—	—	—	—	50,000

The foregoing bonuses paid to our named executive officers for the 2009 fiscal year are also set forth in the “2009 Summary Compensation Table.”

Long-Term Equity Incentives

The goals of our long-term, equity-based incentive awards are to align the interests of our named executive officers with the interests of our stockholders. Because vesting is based on continued employment, our equity-based incentives also encourage the retention of our named executive officers through the award vesting period. In determining the size of the long-term equity incentives to be awarded to our named executive officers, we take into account a number of internal factors, such as the relative job scope, the value of existing stockholdings and long-term incentive awards, individual performance history, prior financial contributions to us and the size of prior grants. To reward and retain our named executive officers in a manner that best aligns their interests with stockholders’ interests, we use stock options as the primary incentive vehicle for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the value of the stock options to our future performance. Because employees are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to achieve increases in the value of our stock over time.

We generally use stock options to compensate our named executive officers both in the form of initial grants in connection with the commencement of employment and additional or “refresher” grants. To date, there has been no set program for the award of refresher grants, and our board of directors retains discretion to make stock option awards to employees at any time, including in connection with the promotion of an employee, to reward an employee, for retention purposes or in other circumstances recommended by management.

The exercise price of each stock option grant is at or above the fair market value of our common stock on the grant date. For 2009, the determination of the appropriate fair market value was made by our board of directors. In the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but not limited to, the following factors: (i) transactions in our common stock; (ii) the rights, preferences and privileges of our preferred stock relative to our common stock; (iii) our performance and stage of development; (iv) third-party valuations of our common stock; and (v) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions. It is our policy that stock options granted after the completion of this offering when our common stock becomes publicly traded will have a per share exercise price that is not less than the closing price of a share of our common stock on the date of grant, and that grants made on the date of this offering will be made at the offering price per share of our common stock. Initial stock option awards typically vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the vesting commencement date, which is typically the date of hire, and the remainder of the shares underlying the option vest in equal monthly installments over the next 36 months thereafter. We believe this vesting schedule appropriately encourages long-term employment with our company while allowing our executives to realize compensation in line with the value they have created for our stockholders. We do not currently have any formal stock ownership requirements for our named executive officers. For the named executive officers, there are certain acceleration rights in the event of termination of the named executive officer or a change in control. For more information, see “Severance and Change in Control Benefits” below.

In September 2008, our board of directors granted to each of Messrs. Gordon and Kline an option to purchase shares of our common stock that is subject to vesting terms different from that described above, in that the total vesting period was five years, with 20% vesting on the first anniversary of the vesting commencement date and the remainder of the shares underlying the option vesting in equal monthly installments over the remaining 48 months. These option grants were provided as a special incentive to our named executive officers to encourage further short-term and long-term growth of our company. The board of directors also granted to each of Messrs. Landsbaum and Hanks options to purchase 300,489 and 140,000 shares of our common stock, respectively, that are subject to the four-year vesting schedule described above. The vesting schedule of each option is detailed in the “Outstanding Equity Awards at 2009 Fiscal Year-End” table.

In 2009, Messrs. Hanks and Shamia were granted options with vesting schedules that differed from the vesting schedules used for the September 2008 grants to Messrs. Gordon and Kline. Upon entering into an employment letter, Mr. Shamia was granted an option to purchase 187,500 shares of our common stock, with 25% vesting on the first anniversary of his employment commencement date and the remainder of the shares underlying the option vesting in equal monthly installments over the next 36 months. For further information about Mr. Hanks’ option grant, see “Restructuring Nathan Hanks’ Compensation” below.

Restructuring Nathan Hanks’ Compensation

In 2009, the compensation committee and the board of directors approved a restructuring of Mr. Hanks’ compensation. When Mr. Hanks joined us in 2005, we wanted him to primarily focus on sales generation and, as such, his compensation was designed to incentivize sales. His base compensation was $10,000 per month and he was paid 1% of net advertising dollars, which closely approximates revenue, generated by our North American operations, with an aggregate cap of $125,000 per month. Mr. Hanks achieved the monthly maximum in 2008. As we were progressing towards becoming a public company, our Chief Executive Officer, our compensation committee and our board of directors concluded that Mr. Hanks’ compensation needed to be structured in a manner consistent with the other executive officers. Accordingly, on May 6, 2009, Mr. Hanks and our company agreed to restructure his compensation. Effective as of July 1, 2009, Mr. Hanks’ base compensation was increased to $276,000 per annum, and he was provided with a target bonus of $146,108 (pro rata based on a fiscal year target of $292,216). His commission compensation was eliminated as of June 30, 2009. In addition, Mr. Hanks was granted an option to purchase 220,000 shares, with 25% vesting on March 1, 2010 and the remainder of the shares underlying the option vesting in equal monthly installments over the subsequent 36 months. Mr. Hanks had been indebted to us in the amount of $248,010, including the principal amount and interest. We agreed to forgive this indebtedness and pay him $142,268 to defray the costs associated with the taxation on the forgiveness of his debt. Finally, Mr. Hanks waived his rights to approximately $156,000 as a retention bonus if he had stayed with us through our initial public offering, a change in control, if he was terminated other than for cause, or if he terminates for good reason.

Severance and Change in Control Benefits

Change in Control and Severance Policy for Senior Management

In 2008, our board of directors approved the Change in Control and Severance Policy for Senior Management, which we amended in February 2010. In adopting this policy, our board of directors determined that change in control and severance benefits are essential for us to fulfill our objective of attracting and retaining key managerial talent. The Change in Control and Severance Policy was adopted, and is maintained, to reinforce and encourage the continued attention and dedication of members of management to their assigned duties without the distraction arising from the possibility of a change in control, and to enable and encourage management to focus their attention on obtaining the best possible outcome for our stockholders without being influenced by their personal concerns regarding the possible impact of various transactions on the security of their jobs and benefits. In addition to providing severance benefits to any participant who incurs a termination of employment under certain circumstances following a change in control, the policy provides for severance payments in the event of termination without cause or termination by the employee for good reason under circumstances not involving a change in control. In the event of a change in control or a qualifying termination, an eligible participant in the policy may be entitled to receive salary continuation payments, equity award acceleration and certain other benefits as more fully described in the section entitled “Potential Payments Upon Termination or Change in Control” below.

Currently, Messrs. Gordon, Landsbaum and Kline are eligible to participate in this plan; Messrs. Hanks and Shamia are not. Payments under the policy are subject to the participant delivering an effective general release of claims in a form acceptable to us.

Employment Letters

As more fully described below in the section entitled “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Letters,” Messrs. Hanks and Shamia’s employment letters provide for certain payments and benefits upon a qualifying termination or a change in control, including salary continuation and the acceleration of certain unvested equity awards.

Restricted Stock

As more fully described below in the section entitled “Potential Payments Upon Termination or Change in Control,” certain restricted stock agreements also provide for accelerated vesting upon a change in control or a qualifying termination.

Retirement Savings

All of our full-time employees in the United States, including our named executive officers, are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit, which was $16,500 in 2009, and to have the amount of this reduction contributed to our 401(k) plan.

Employee Benefits and Perquisites

All of our full-time employees in the United States, including our named executive officers, are eligible to participate in our health and welfare plans. Generally, we bear some portion of the costs for such plans and the employee bears some of the costs. However, for the named executive officers, except Mr. Shamia, we bear all of the costs. The incremental cost to our company related to bearing such costs for our named executive officers for 2009 is reflected in the “2009 Summary Compensation Table.”

In the future, we may provide additional perquisites to our named executive officers as an element of their overall compensation structure. We do not expect these perquisites to be a significant element of our compensation structure. All future practices regarding perquisites will be approved and subject to periodic review by our compensation committee.

Changes to Compensation Approach for 2010

In connection with the preparation of this offering, our compensation committee retained Cook to further advise on compensation matters for 2010. Cook has compiled a new peer group consisting of the following companies to better reflect our evolving business model, size and rate of growth. The 2010 peer group consists of the following 19 Internet services and distribution companies, seven of which were included in the April 2008 peer group:

comScore	InfoSpace	Monster Worldwide	ValueClick
Constant Contact	Internet Brands	National CineMedia	Vistaprint
Dice Holdings	Marchex	NetSuite	Web.com
Digital River	MDC Partners	Omniture	Websense
GSI Commerce	MercadoLibre	RiskMetrics

We also anticipate that, in keeping with standard public company practices and in light of securities and tax law considerations, our compensation committee will be the final decision-maker with respect to the compensation of the Chief Executive Officer and the other named executive officers. Our compensation committee plans to have our compensation consultant provide market data on a peer group of companies in the technology sector on an annual basis. We intend to review this information and other information obtained by the members of our compensation committee in light of the compensation we offer to help ensure that our compensation program is competitive. In addition to the changes discussed below, we anticipate that our compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal market comparison process.

The following is a discussion of the key changes to primary elements of 2010 compensation for each of our named executive officers.

Base Salaries

In February 2010, our compensation committee and our board of directors approved increased base salaries for all of our named executive officers other than Mr. Shamia, effective January 1, 2010. Our compensation committee and board of directors determined, with the input of Cook and using the peer group analysis as a guide, that an increase in base salary for the named executive officers was appropriate. The increase was seen as warranted for two primary reasons: first, base salaries were generally not increased in 2009 and second, the increased base salaries were viewed as appropriate in light of our named executive officers’ increased responsibilities in preparing our company to become a public company and managing a public company.

The following table lists annual base salaries for our named executive officers in 2010:

Executive	2010 Base Salary
Zorik Gordon	$400,000
Ross G. Landsbaum	340,000
Michael Kline	333,000
Nathan Hanks	333,000
Gadi Shamia	240,000

Cash Bonuses

In February 2010, our board of directors adopted a new annual incentive bonus plan, which we refer to as the “Incentive Bonus Plan.” Under our Incentive Bonus Plan, employees designated by our compensation committee are eligible to receive annual discretionary bonuses. We expect that commencing with our 2010 fiscal year, our annual bonuses will be paid under the Incentive Bonus Plan.

The Incentive Bonus Plan is administered by our compensation committee. The compensation committee has the sole discretion and authority to administer and interpret the Incentive Bonus Plan, including the authority to establish bonus programs under the Incentive Bonus Plan containing such terms and conditions as our compensation committee may determine or deem appropriate in its discretion.

A participant may receive a bonus payment under the Incentive Bonus Plan with respect to any period or periods of employment or performance and based upon the attainment of objective and/or subjective performance criteria established by our compensation committee, which may include a variety of financial and operational metrics, such as revenue, Adjusted EBITDA, operating cash flow, product development milestones and the additional performance criteria as more fully described in the section entitled “2008 Stock Incentive Plan” below.

The payment of bonuses will be made in the sole discretion of our compensation committee, and a participant generally must be an employee of our company or one of our subsidiaries or affiliates on the payment date in order to be entitled to receive such bonus. Any bonus that becomes payable under the Incentive Bonus Plan may be paid in the form of cash, shares of our common stock or a combination of both. To the extent that our compensation committee determines to pay a bonus in the form of shares of our common stock, such shares will be awarded under our Amended and Restated 2008 Stock Incentive Plan and will be subject to the terms and conditions thereof.

We may amend, suspend or terminate the Incentive Bonus Plan at any time in our sole discretion. Amendments will be subject to stockholder approval to the extent required by Section 162(m) of the Code or other applicable law.

Long-Term Equity Incentives

Upon the completion of this offering, we expect to make grants of stock options and restricted stock units covering an aggregate of approximately 1,400,000 shares of our common stock, including the following grants of stock options to certain of our named executive officers. The exercise price of these stock options is expected to be equal to the offering price per share of our common stock, and the options will vest over four years from the date of grant.

Executive	IPO Stock Option Grant
Zorik Gordon	200,000
Ross G. Landsbaum	80,000
Michael Kline	100,000
Nathan Hanks	100,000

These stock option grants will be awarded to reflect the increased expectations in our named executive officers once we become a public company, and to further align their interests to those of our stockholders. As

Mr. Shamia received a significant stock option grant upon the commencement of his employment in 2009, he is not expected to receive an additional award in connection with this offering.

Tax Considerations

Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our named executive officers, other than our Chief Financial Officer, unless compensation is performance-based. As we are not currently publicly traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Following this offering, we expect that our compensation committee will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities and penalty taxes and interest on their vested compensation under such plans. Accordingly, we generally intend to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A. With respect to our compensation and benefit plans that are subject to Section 409A, in accordance with Section 409A and regulatory guidance issued by the Internal Revenue Service, we are currently operating such plans in compliance with Section 409A of the Internal Revenue Code.

Accounting Standards

ASC Topic 718, Compensation—Stock Compensation, or ASC Topic 718 (formerly known as FASB 123(R)), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and performance units under our equity incentive award plans are accounted for under ASC Topic 718. Our compensation committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

2009 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2009:

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Zorik Gordon	2009	$360,000		$529,095	$5,261	$894,356
President and Chief Executive Officer

Ross G. Landsbaum	2009	300,000		129,926	4,371	434,297
Chief Financial Officer

Michael Kline	2009	276,000		352,208	4,945	633,153
Chief Operating Officer and Chief Product Officer

Nathan Hanks	2009	198,000	460,652	988,242	393,886	2,040,780
Chief Distribution Officer

Gadi Shamia	2009	200,000	392,601	50,000	2,527	645,128
Senior Vice President, Advanced Product Development

(1)	Amounts represent the full grant date fair value of stock options granted during 2009 calculated in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718. For a discussion of the assumptions made in the valuation reflected in the Option Awards column, refer to Note 9 to our consolidated financial statements included in this prospectus.
(2)	Except with respect to Messrs. Hanks and Shamia, this column reflects amounts that were earned under our 2009 Executive Bonus Plan for services performed during 2009 which were determined and paid in 2009 and 2010. With respect to Messrs. Hanks and Shamia, amounts in this column reflect incentive compensation paid to them pursuant to their employment agreements. For a description of our 2009 Executive Bonus Plan, see “Elements of Compensation—Cash Bonuses” above. For a description of Mr. Hanks’ and Mr. Shamia’s employment agreements, see “Employment Letters” below.
(3)	The following table sets forth the amounts of other compensation, including perquisites, paid to, or on behalf of, our named executive officers during 2009 included in the “All Other Compensation” column. Perquisites and other personal benefits are valued based on the aggregate incremental cost to us.

Name	Company Payment of Health Insurance Premiums ($) (a)	Other ($)		Total ($)
Zorik Gordon	$5,261			$5,261
Ross G. Landsbaum	4,371			4,371
Michael Kline	4,945			4,945
Nathan Hanks	3,608	390,278	(b)	393,886
Gadi Shamia		2,527	(c)	2,527

(a)	Amounts represent premium payments by our company in excess of the amount of company-paid premiums for employees generally with respect to coverage of the named executive officer under our group medical, dental and vision plans. We pay the full premium for the named executive officers, except for Mr. Shamia.
(b)	Amount represents forgiveness of indebtedness in the amount of $248,010 and associated tax gross-up payment in the amount of $142,268 in connection with such forgiveness of indebtedness.
(c)	Represents amount paid to Mr. Shamia pursuant to his employment letter to reimburse COBRA premiums prior to his eligibility for coverage under our health plans.

Grants of Plan-Based Awards in 2009

The following table sets forth information regarding grants of plan-based awards made to our executive officers during the year ended December 31, 2009:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)(2)(3)			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards Per Share ($)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)
Zorik Gordon	April 23, 2009	$298,279	$438,324	—
Ross G. Landsbaum	April 23, 2009	73,246	108,120	—
Michael Kline	April 23, 2009	198,559	292,216	—
Nathan Hanks
Employment Agreement (January 1, 2009 – June 30, 2009)	April 23, 2009	—	690,000	690,000
Employment Agreement (July 1, 2009–December 31, 2009)	April 23, 2009	108,660	146,108	—
2008 Stock Incentive Plan	April 23, 2009	—	—	—		220,000	(5)	$10.91	460,652
Gadi Shamia	April 23, 2009	—	50,000	—		187,500	(6)	10.91	392,601

(1)	Amounts shown in these columns represent each named executive officer’s incentive bonus opportunity under our 2009 Executive Bonus Plan or, with respect to Messrs. Hanks and Shamia, under their employment agreements. Except with respect to Messrs. Hanks and Shamia, the “Target” amount represents the named executive officer’s allocated percentage of the aggregate target bonus pool if the performance goals under the 2009 Executive Bonus Plan are achieved at the target levels, and the “Threshold” amount represents the named executive officer’s allocated percentage of the aggregate bonus pool if the performance goals under the 2009 Executive Bonus Plan are achieved at the minimum 85% threshold levels. There is no maximum payout under the 2009 Executive Bonus Plan. For a description of our 2009 Executive Bonus Plan, see “Elements of Compensation—Cash Bonuses” above. For a description of Mr. Hanks’ and Mr. Shamia’s employment agreements, see “Employment Letters” below.
(2)	Pursuant to his employment agreement, for the period from January 1, 2009 to June 30, 2009, Mr. Hanks’ was entitled to non-equity incentive plan compensation in an amount equal to 1% of net advertising dollars generated by his group for such period. The “Maximum” amount of non-equity incentive plan compensation during this six month period is calculated by subtracting Mr. Hanks’ then current base salary of $10,000 per month from the maximum $125,000 per month of base salary plus bonus payable to Mr. Hanks pursuant to his employment agreement. During this six month period, there was no “Threshold” or “Target” payout pursuant to the employment agreement. Because the “Target” amount is not determinable for this period, the amount shown as Target is a representative amount based on the previous fiscal year (2008) performance. For the period from July 1, 2009 to December 31, 2009, Mr. Hanks was entitled to non-equity incentive plan compensation as if he were a participant our 2009 Executive Bonus Plan during such period. The “Target” amount for such period represents Mr. Hanks’ deemed allocated percentage of the aggregate target bonus pool if the performance goals under the 2009 Executive Bonus Plan are achieved at the target levels, and the “Threshold” amount represents Mr. Hanks’ deemed allocated percentage of the aggregate bonus pool if the performance goals under the 2009 Executive Bonus Plan are achieved at the minimum 85% threshold levels. There is no maximum payout under the 2009 Executive Bonus Plan. For a description of Mr. Hanks’ employment agreement, see “Employment Letters” below. For a description of our 2009 Executive Bonus Plan, see “Elements of Compensation—Cash Bonuses” above.
(3)	Pursuant to his employment agreement, Mr. Shamia is eligible to receive a target bonus in an amount equal to 25% of his base salary for 2009 (pro rated to reflect his partial year of employment). Mr. Shamia’s employment agreement does not provide for a “Threshold” or “Maximum” payout. For a description of Mr. Shamia’s employment agreement, see “Employment Letters” below.
(4)	Amounts represent the full grant date fair value of stock options granted during the year ended December 31, 2009 calculated in accordance with ASC Topic 718. For a discussion of the assumptions made in the valuation reflected in this column, refer to Note 9 to our consolidated financial statements included in this prospectus.
(5)	Reflects a stock option granted to Mr. Hanks on April 23, 2009 which is scheduled to vest and become exercisable as to 25% of the option on March 1, 2010 and as to the remaining 75% in monthly installments over the three year period thereafter.
(6)	Reflects a stock option granted to Mr. Shamia on April 23, 2009 which is scheduled to vest and become exercisable as to 25% of the option on March 2, 2010 and as to the remaining 75% in monthly installments over the three year period thereafter.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Letters

We have entered into employment letters with each of our named executive officers. The principal elements of these employment letters are summarized below.

Zorik Gordon

In May 2004, we entered into, and in February 2010 amended, an employment letter with Zorik Gordon, pursuant to which Mr. Gordon serves as our President and Chief Executive Officer. Under his amended employment letter, Mr. Gordon’s annual base salary effective on January 1, 2010 is $400,000; in 2009, Mr. Gordon received an annual base salary of $360,000. The amended employment letter provides that Mr. Gordon is eligible to participate in all pension and welfare benefit plans that our company makes available to our senior executives from time to time.

Mr. Gordon’s amended employment letter also provides that he is eligible to participate in our Change in Control and Severance Policy. Upon the occurrence of a change in control of our company, we may elect to assign Mr. Gordon’s employment letter to the acquiring or surviving corporation.

Ross G. Landsbaum

In May 2008, we entered into an employment letter with Ross G. Landsbaum, effective June 2008, pursuant to which Mr. Landsbaum serves as our Chief Financial Officer. The employment letter provides that Mr. Landsbaum will report to our Chief Executive Officer and that all of our finance-related employees will report directly or indirectly to him. Under the employment letter, Mr. Landsbaum is entitled to receive an annual base salary of $300,000, which is subject to review on an annual basis. The employment letter also provides that Mr. Landsbaum is eligible to participate in our Executive Bonus Plan. For additional information on bonuses, see “Elements of Compensation—Cash Bonuses” above.

During his employment, Mr. Landsbaum is eligible to participate in our health and welfare, retirement and other plans and programs that we make available to our senior executives from time to time. Pursuant to the employment letter, we paid Mr. Landsbaum $12,500 to reimburse him for reasonable attorney’s fees incurred in connection with the negotiation of his employment letter. The employment letter also provides Mr. Landsbaum with certain indemnification rights in connection with his services as a director, officer or employee of our company.

In connection with the execution of the employment letter, our board of directors granted Mr. Landsbaum an option to purchase 300,489 shares of our common stock at an exercise price equal to $10.91 per share. The stock option vests (i) 25% on the first anniversary of the commencement date of Mr. Landsbaum’s employment, and (ii) as to the remaining 75%, in equal monthly installments over the three years thereafter, subject to his continued employment with us through vesting. Mr. Landsbaum’s employment letter also provides that he will be eligible to participate in our Change in Control and Severance Policy, and that the shares subject to Mr. Landsbaum’s option may also become vested pursuant to the terms of that policy. His employment letter also provides that, if Mr. Landsbaum’s employment is terminated, other than in connection with a “change in control,” without “cause” or for “good reason” (each as defined in the Change in Control and Severance Policy) within the first 24 months following the commencement of his employment, then 25% of his unvested stock options will immediately accelerate. For further information, see “Severance and Change in Control Benefits” above.

Michael Kline

In May 2004, we entered into, and in February 2010 amended, an employment letter with Michael Kline, pursuant to which Mr. Kline serves as our Chief Operating Officer and Chief Product Officer. His amended employment letter provides that Mr. Kline reports to our Chief Executive Officer. Under his amended employment letter, Mr. Kline’s annual base salary effective January 1, 2010 is $333,000; in 2009, Mr. Kline received an annual base salary of $276,000. The amended employment letter provides that Mr. Kline is eligible to participate in all pension and welfare benefit plans which the company makes available to its senior executives from time to time.

Mr. Kline’s amended employment letter also provides that he is eligible to participate in our Change in Control and Severance Policy. Upon the occurrence of a change in control of our company, we may elect to assign Mr. Kline’s employment letter to the acquiring or surviving corporation.

Nathan Hanks

In April 2005 we entered into an employment letter with Nathan Hanks, which was amended and restated effective as of May 6, 2009 and further amended in February 2010. Under the amended and restated employment letter, Mr. Hanks serves as our Chief Distribution Officer, and reports to our Chief Executive Officer.

The amended and restated employment letter provides that, through June 30, 2009, Mr. Hanks was entitled to receive an annual base salary of $120,000 and commissions equal to 1% of net advertising dollars, which closely approximates revenue generated by our North American operations, with an aggregate cap of $125,000 per month. For the period from July 1, 2009 to December 31, 2009, Mr. Hanks was entitled to receive an annual base salary of $276,000 and was also eligible to receive a bonus pursuant to the terms of his amended and restated employment letter. For additional information on bonuses, see “Elements of Compensation—Cash Bonuses” above. Mr. Hanks’ annual base salary increased to $333,000, effective January 1, 2010.

In connection with the May 2009 execution of the amended and restated employment letter, Mr. Hanks was granted a non-qualified stock option to purchase 220,000 shares of our common stock at an exercise price equal to $10.91 per share. Under the employment letter, the stock option vests (i) 25% on March 1, 2010, and (ii) with respect to the remaining 75%, in equal monthly installments over the three years thereafter, subject to his continued employment with us through vesting.

The amended employment letter provides that Mr. Hanks is entitled to forgiveness of the principal amount of a promissory note to us and the payment of $142,268 to mitigate any income tax liability due from Mr. Hanks, totaling approximately $390,000. Mr. Hanks agreed to waive his rights to a retention bonus in the amount of approximately $156,000.

Under the amended employment letter, upon the occurrence of a “change in control” (as defined in the Change in Control and Severance Policy) of our company, Mr. Hanks’ stock option granted in connection with the execution of the amended and restated employment letter will, immediately prior to the occurrence of the change in control, vest and become exercisable with respect to 25% of the then-remaining outstanding unvested shares. The remaining shares will continue to vest, if at all, to the extent provided in the option agreement.

If Mr. Hanks’ employment is terminated by us for any reason other than for “cause” or by Mr. Hanks for “good reason” (each as defined in his amended and restated employment letter), he is entitled to receive, subject to the signing of a general waiver and release of claims, (i) continuation payments of his then-current base salary for six months; (ii) payment or reimbursement of monthly COBRA premiums until the earlier of six months, the expiration of continuation coverage under COBRA, or the date on which Mr. Hanks and his covered dependents, if any, become eligible for health insurance coverage through another source; and (iii) with respect to his stock option granted in connection with the execution of the amended and restated employment letter, immediate accelerated vesting of (x) the number of shares that would otherwise have vested during the six-month period following the date of termination had Mr. Hanks remained employed by us; or (y) in the event of a termination other than for “cause” or for “good reason” within one year following a “change in control,” all shares that remain unvested as of the date of termination.

Gadi Shamia

In February 2009, we entered into an employment letter with Gadi Shamia, effective March 2009. Mr. Shamia currently serves as the Senior Vice President, Advanced Product Development, and reports to our Chief Executive Officer.

Under the employment letter, Mr. Shamia is entitled to receive an annual base salary of $240,000. The employment letter also provides that he is eligible to receive an annual cash performance bonus. The 2009 target bonus for Mr. Shamia was 25% of his annual base salary (pro rated to reflect his partial year of employment). The employment letter provides that, until Mr. Shamia is covered under our medical plan, he will be entitled to reimbursement of up to $1,270 per month for healthcare costs.

In connection with the execution of the employment letter, Mr. Shamia was granted an option to purchase 187,500 shares of our common stock at an exercise price equal to $10.91 per share. Under the employment letter, the stock option vests (i) 25% on March 2, 2010, and (ii) with respect to the remaining 75%, in equal monthly installments over the three years thereafter, subject to his continued employment with us through the vesting. Mr. Shamia’s employment letter provides that if Mr. Shamia’s employment is terminated without “cause” (as defined in his employment letter) within six months following a change in control, the vesting of his stock option will be accelerated by six months.

If Mr. Shamia’s employment is terminated by us for any reason other than for “cause”, death or “disability,” or by Mr. Shamia for “good reason” (each as defined in his employment letter), he is entitled to receive, subject to the signing of a general waiver and release of claims, (i) continuation payments of his then-current base salary for six months, and (ii) payment of monthly COBRA premiums until the earlier of six months, the expiration of continuation coverage under COBRA, or the date on which Mr. Shamia and his covered dependents, if any, become eligible for health insurance coverage through another source.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2009:

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number Of Shares Of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested(1) ($)
Zorik Gordon	9/19/2008	142,500	307,500	$10.91	9/18/2015	(2)	16,667	(5)	217,338
Ross G. Landsbaum	9/19/2008	112,683	187,806	10.91	9/18/2015	(3)
Michael Kline	9/19/2008	76,000	164,000	10.91	9/18/2015	(2)	16,667	(5)	217,338
Nathan Hanks	6/25/2007	132,398	39,362	1.03	6/24/2017	(3)	16,667	(5)	217,338
	2/1/2008	45,833	54,167	9.23	1/31/2018	(4)
	9/19/2008	—	140,000	10.91	9/18/2015	(3)
	4/23/2009	—	220,000	10.91	4/22/2016	(3)
Gadi Shamia	4/23/2009	—	187,500	10.91	4/22/2016	(3)

(1)	The market value of shares of restricted stock was calculated by multiplying the fair market value of a share of our common stock on December 31, 2009 ($13.04) by the number of unvested shares of restricted stock outstanding under the award.
(2)	These options are scheduled to vest and become exercisable as to 20% of the option on the first anniversary of the vesting commencement date and as to the remaining 80% in monthly installments over the 48 month period thereafter.
(3)	These options are scheduled to vest and become exercisable as to 25% of the option on the first anniversary of the vesting commencement date and as to the remaining 75% in monthly installments over the 36 month period thereafter.
(4)

These options are scheduled to vest and become exercisable with respect to 1/48th of the option on the first monthly anniversary of the vesting commencement date and in equal monthly installments thereafter.

(5)	Consists of restricted shares that are scheduled to vest in equal installments of 4,166.67 shares on the last day of each month, commencing on May 31, 2006.

2009 Option Exercises and Stock Vested

The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during the year ended December 31, 2009:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Zorik Gordon	—	—	50,000	$562,875
Ross G. Landsbaum	—	—	—	—
Michael Kline	—	—	50,000	562,875
Nathan Hanks	—	—	50,000	562,875
Gadi Shamia	—	—	—	—

Potential Payments Upon Termination or Change in Control

In 2008, our board of directors approved the Change in Control and Severance Policy for Senior Management, which we amended in February 2010. Under the terms of this policy, eligible participants are entitled to the payments and benefits described below. A participant’s right to receive payments and benefits under the Change in Control and Severance Policy is conditioned upon his or her acknowledgement and agreement that any benefits provided under the policy are in lieu of, and not in addition to, any such benefits provided under the terms of his or her individual employment letter.

Change in Control. Upon a “change in control” (as defined in the Change in Control and Severance Policy), eligible participants are entitled to accelerated vesting, immediately prior to the change in control, of 25% of their then-unvested equity awards. Remaining unvested shares will continue to vest, if at all, to the extent provided in the terms of the original award.

Change in Control and Involuntary Termination. Upon a termination of an eligible participant by us other than for “cause” or by the participant for “good reason” (each, as defined in the Change in Control and Severance Policy) within one year following a “change in control,” eligible participants are entitled to:

•	the payment of accrued salary and vacation;

•	immediate acceleration of all unvested equity compensation; and

•

continuation payments of the eligible participant’s then-current base salary for 12 months (Mr. Gordon) or six months (all other participants) and company-paid premiums for COBRA continuation coverage for up to 12 months (Mr. Gordon) or six months (all other participants) after the date of termination.

Involuntary Termination. Upon a termination of an eligible participant by us other than for “cause” or by the participant for “good reason” at any time other than within the one-year period following a “change in control,” eligible participants are entitled to:

•	the payment of accrued salary and vacation;

•

immediate acceleration of unvested equity awards that would have vested during the six-month period or, in the case of Mr. Gordon, the 12-month period, immediately following the date of termination; and

•

continuation payments of the eligible participant’s then-current base salary for 12 months (Mr. Gordon) or six months (all other participants) and company-paid premiums for COBRA continuation coverage for up to 12 months (Mr. Gordon) or six months (all other participants) after the date of termination.

Messrs. Gordon, Landsbaum and Kline participate in the Change in Control and Severance Policy. Neither Mr. Hanks nor Mr. Shamia participates, and any potential payments due to them upon a termination or a change in control are provided in their employment agreements as more fully described under “Employment Letters,”

above. In addition, Mr. Landsbaum’s employment agreement provides that, in the event of certain terminations, he is entitled to the acceleration of certain unvested equity awards.

Certain of our named executive officers are party to an amended and restated restricted stock purchase agreement, in which unvested shares are subject to a company repurchase option for the original purchase price per share in the event of a termination of the executive officer’s employment. Upon a termination by us without “cause” or by the individual for “good reason” (each as defined in the amended and restated restricted stock purchase agreement), 25% of the shares (or all remaining shares, if less than 25% of the shares remain subject to the repurchase option) will be released from our repurchase option. In addition, upon a termination without “cause” within six months following a “change of control,” all shares subject to the repurchase option at that time will be immediately released from our repurchase option.

Summary of Potential Payments

The following table summarizes the payments that would be made to our named executive officers upon the occurrence of a qualifying termination of employment or change in control, assuming that each named executive officer’s termination of employment with our company occurred on December 31, 2009 or in the event that a change in control of our company occurred on December 31, 2009, as applicable. Amounts shown do not include (i) accrued but unpaid salary through the date of termination, and (ii) other benefits earned or accrued by the named executive officer during his employment that are available to all salaried employees, such as accrued vacation.

Name	Termination Without Cause or With Good Reason (No Change in Control) ($)	Termination Without Cause or With Good Reason (Within One Year After Change in Control) ($)	Change in Control (No Termination) ($)
Zorik Gordon
Cash Severance (1)	$360,000	$360,000
Continued Health Benefits (2)	15,029	15,029
Acceleration of Stock Options (3)	191,700	654,975	$163,744
Acceleration of Restricted Stock (4)	217,333	217,333	54,333

Total	$784,062	$1,247,337	$218,077

Ross G. Landsbaum
Cash Severance (1)	$150,000	$150,000
Continued Health Benefits (2)	7,514	7,514
Acceleration of Stock Options (3)	100,007	400,026	$100,007

Total	$257,521	$557,540	$100,007

Michael Kline
Cash Severance (1)	$138,000	$138,000
Continued Health Benefits (2)	7,439	7,439
Acceleration of Stock Options (3)	51,120	349,320	$87,330
Acceleration of Restricted Stock (4)	217,333	217,333	54,333

Total	$413,892	$712,092	$141,663

Nathan Hanks
Cash Severance (1)	$138,000	$138,000
Continued Health Benefits (2)	7,432	7,432
Acceleration of Stock Options (3)	156,200	468,600	$117,150
Acceleration of Restricted Stock (4)	54,333	217,333

Total	$355,965	$831,365	$117,150

Gadi Shamia
Cash Severance (1)	$120,000	$120,000
Continued Health Benefits (2)	6,540	6,540
Acceleration of Stock Options (3)	—	133,125

Total	$126,540	$259,665

(1)	Represents the aggregate amount of base salary continuation payments to the named executive officer for the applicable severance period (12 months for Mr. Gordon and six months for the other named executive officers).
(2)	Represents the aggregate full premium payments that would be required to be paid to or on behalf of each named executive officer to provide continued health insurance coverage under COBRA (based on the executive’s health insurance coverage as of December 31, 2009) for the maximum period provided in the Change in Control and Severance Policy (12 months for Mr. Gordon and six months for the other named executive officers).

(3)	The value of accelerated stock options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the fair market value of a share of our common stock on December 31, 2009 ($13.04) and the per share exercise price of the accelerated option.
(4)	The value of accelerated restricted stock was calculated by multiplying (x) the number of shares subject to acceleration by (y) the fair market value of a share of our common stock on December 31, 2009 ($13.04).

2009 Director Compensation

The following table sets forth information concerning the compensation of our directors during the year ended December 31, 2009:

Name (1)	Fees Earned or Paid in Cash($) (2)	Option Awards ($) (3)	Total ($)
Alan Salzman	$30,000	—	$30,000
David Carlick	30,000	—	30,000
Robert Dykes	30,000	—	30,000
James Geiger	30,000	—	30,000
Habib Kairouz	30,000	—	30,000
Jason Whitt	30,000	166,133	196,133

(1)	Mr. Gordon, our President and Chief Executive Officer, is not included in this table as he is an employee of our company and does not receive compensation for his service as a director. All of the compensation paid to Mr. Gordon for the services he provides to us is reflected in the 2009 Summary Compensation Table.
(2)	Reflects 2009 annual retainer fee.
(3)	Amounts represent the full grant date fair value of stock options granted during 2009 calculated in accordance with ASC Topic 718. For a discussion of the assumptions made in the valuation reflected in the Option Awards column, refer to Note 9 to our consolidated financial statements included in this prospectus. On April 23, 2009, we granted Mr. Whitt an option to purchase 75,000 shares of our common stock that vests in equal monthly installments over a period of 36 months beginning on November 30, 2008.

Narrative Disclosure to Director Compensation Table

The compensation program for our non-employee directors is intended to fairly compensate our directors for the time and effort necessary to serve as a member of our board of directors. Non-employee members of our board of directors receive a combination of cash and equity-based compensation.

Cash Compensation. In 2009, each non-employee director was entitled to receive an annual cash retainer of $30,000. In February 2010, our board of directors approved a non-employee director compensation program which provides for an annual retainer equal to $25,000 plus meeting fees equal to $1,500 for each in-person board or committee meeting and $750 for each telephonic board or committee meeting. In addition, the following annual retainers were approved for committee chairpersons:

Audit committee chair: $15,000

Compensation committee chair: $10,000

Nominating committee chair: $7,500

Equity Compensation. In addition to the cash retainer fee, under our 2009 director compensation program, each non-employee director was entitled to receive a one-time grant of stock options to purchase 75,000 shares of our common stock upon his or her initial election to our board of directors. These stock options vest in equal monthly installments over a period of 36 months following the vesting commencement date. Under the revised compensation program approved by our board of directors in February 2010, each non-employee director will be entitled to receive an annual stock option award valued on a Black-Scholes basis at $90,000 on the date of each annual meeting of stockholders commencing in 2011. Annual option awards will vest over the one-year period following the grant date. Newly elected directors will not be entitled to receive an additional award upon their initial election to the board.

In February 2010, our board of directors adopted our Director Stock Plan, under which non-employee directors are permitted to elect to receive some or all of their cash compensation in the form of fully-vested shares of our common stock having an equal value. Participating directors may elect to receive such shares currently or on a deferred basis in accordance with the terms of the plan.

We pay reasonable travel and out-of-pocket expenses incurred by non-employee directors in connection with their attendance at board of directors and committee meetings and at other meetings to transact business of our company.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of March 31, 2010 regarding compensation plans under which our equity securities are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)
Equity compensation plans approved by stockholders (2)	5,173,693	(3)	$8.27	185,634
Equity compensation plans not approved by stockholders	91,137	(4)	9.51	—

Total	5,264,830		$8.29	185,634

(1)	Excludes securities to be issued upon the exercise of outstanding options, warrants and rights.
(2)	Consists of the ReachLocal 2008 Stock Incentive Plan and the ReachLocal 2004 Stock Plan. We terminated the 2004 Stock Plan on June 6, 2008 in connection with the adoption of the 2008 Stock Incentive Plan. No new awards may be granted under the 2004 Stock Plan following its termination, but awards outstanding at the time of termination remain outstanding in accordance with their terms.
(3)	Consists of 5,173,693 shares of common stock underlying outstanding options.
(4)	Consists of 91,137 shares underlying outstanding warrants.

Stock Incentive Plans

2004 Stock Plan

On April 21, 2004, we adopted the ReachLocal 2004 Stock Plan, as amended, which we refer to as the “2004 Plan,” for the benefit of members of our board of directors, our employees and consultants and our subsidiaries. We terminated the 2004 Plan on June 6, 2008 in connection with the adoption of the ReachLocal 2008 Stock Incentive Plan, which we refer to as the “2008 Plan.” No new awards may be granted under the 2004 Plan following its termination, but awards outstanding at the time of termination remain outstanding in accordance with their terms. The material terms of the 2004 Plan, as in effect prior to termination by our company, are summarized below. This description is qualified in its entirety by reference to the 2004 Plan.

General. The 2004 Plan authorized our board of directors (or, if the board determines, a committee consisting of two or more members of the board) to provide for the direct award or sale of shares of our common stock and for the grant of stock options to purchase shares of our common stock, for the purpose of providing our directors, employees and consultants an opportunity to acquire a proprietary interest in the success of our company, or to increase their interests.

Administration. The 2004 Plan may be administered by one or more committees of our board of directors. Each committee will consist of two or more members of the board who have been appointed by the board, and will have such authority and responsibility as may be assigned by the board. In the absence of a committee, our entire board of directors will administer the 2004 Plan. Following the consummation of this offering, the outstanding grants under the 2004 Plan will be administered by our compensation committee of the board of directors. Our board of directors or the committee to whom administration of the 2004 Plan is delegated is referred to herein as the “plan administrator”.

Eligibility. Persons eligible to participate in the 2004 Plan include our employees and consultants and our subsidiaries, and non-employee members of our board of directors, as determined by the plan administrator. Only employees were eligible for the grant of incentive stock options.

Limitation on Awards and Shares Available. The aggregate number of shares of our common stock outstanding or available for issuance pursuant to awards granted under the 2004 Plan is equal to 4,415,975. If any outstanding option or other right expired or was canceled or otherwise terminated, the shares allocable to the unexercised portion of the option or other right were again available for new grants under the 2004 Plan prior to the termination of the 2004 Plan. Following the termination of the 2004 Plan, any shares subject to awards under the 2004 Plan which terminate, expire, lapse for any reason or are settled in cash after the date the 2008 Plan became effective will be available for new grants under the 2008 Plan. In addition, if shares issued under the 2004 Plan were reacquired by us pursuant to any forfeiture provision, right of repurchase or right of first refusal, those shares were again available for new grants under the 2004 Plan, except that the aggregate number of shares which may be issued upon the exercise of incentive stock options may in no event exceed 4,415,975 shares. These award limits were operative prior to the termination of the 2004 Plan. As noted above, however, no new awards may be granted under the 2004 Plan following its termination.

Awards. The 2004 Plan provided for the award and sale of shares of our common stock and the grant of incentive stock options and nonqualified stock options.

Award and Sale of Shares. The 2004 Plan authorized the award or sale of shares of our common stock to participants. Subject to the terms of the 2004 Plan, the purchase price is determined by the plan administrator in its sole discretion.

Stock Options. The 2004 Plan authorized the grant of stock options, including incentive stock options, or ISOs, as defined under Section 422 of the Code, and nonqualified stock options. The exercise price of an ISO may not be less than 100% of the fair market value of our common stock on the date of grant, and the exercise price of a nonqualified stock option may not be less than 85% of the fair market value of our common stock on the date of grant. All options granted under the 2004 Plan were granted with an exercise price equal to at least 100% of the fair market value of our common stock on the date of grant. The exercise price of stock options granted to any person who owns, as of the date of grant, stock possessing more than ten percent of the total combined voting power of all classes of our stock, however, may not be less than 110% of the fair market value of our common stock on the date of grant and, in the case of ISOs, such options may not have a term extending beyond the fifth anniversary of the date of grant. In no event may a stock option be exercisable beyond the tenth anniversary of the date of grant. Each stock option agreement must specify the date when all or any installment of the stock option is to become exercisable. The 2004 Plan provides that any option granted to an optionee who is not an officer of our company, a director or a consultant, will become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant. No stock option will be transferable by the optionee other than by beneficiary designation, will or the laws of descent and distribution. A stock option may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative.

In the event that an optionee’s service terminates for any reason other than the optionee’s death, unless the applicable stock option agreement provides for a longer period of time, then the optionee’s stock options will expire on the earliest of the following occasions (or a later date determined by the plan administrator): the expiration of the term of the stock option, the date three months after the termination of the optionee’s service with us for any reason other than disability, the date six months after the termination of the optionee’s service with us by reason of disability, or the date of the termination of the optionee’s service with us for cause. The optionee may exercise all or part of the optionee’s stock options at any time before the expiration of those stock options, but only to the extent that the stock options had become exercisable before or at the time of the optionee’s service with us terminated and the underlying shares had vested before or at the time of the optionee’s service terminated. The unvested balance of these stock options will be forfeited when the optionee’s service with us terminates, and will be available for new grants under the 2008 Plan if the optionee’s termination occurs after the termination of the 2004 Plan.

In the event that an optionee dies while in service with us, unless the applicable stock option agreement provides for a longer period of time, then the optionee’s stock options will expire on the earlier of the expiration of the term of the stock option, or the date twelve months after the optionee’s death. In this event, or in the event that the optionee dies after the termination of the optionee’s service with us but before the expiration of the optionee’s stock options, all or part of the optionee’s stock options may be exercised at any time before the expiration of the stock options, but only to the extent that the stock options had become exercisable before the optionee’s death or the optionee’s service with us terminated, as applicable, or to the extent the stock options became exercisable as a result of the death. In the event that the optionee dies while in service with us, the unvested balance of the stock options will be forfeited when the optionee dies and will be available for new grants under the 2008 Plan if the optionee’s death occurs after the termination of the 2004 Plan.

Within the limitations of the 2004 Plan, the plan administrator may modify, extend or assume outstanding stock options or may accept the cancellation of outstanding stock options (whether granted by us or another issuer) in return for the grant of new stock options for the same or a different number of shares and at the same or a different exercise price. However, no modification of a stock option will, without the optionee’s consent, impair the optionee’s rights or increase the optionee’s obligations under the stock option.

Payment Methods. Generally, the entire purchase price or exercise price of shares issued under the 2004 Plan will be payable in cash or cash equivalents at the time of purchase. However, to the extent that a stock option agreement so provides, all or any part of the exercise price may be paid by (i) surrendering shares that are already owned by the optionee; or (ii) delivery of a full-recourse promissory note (other than the par value of the shares, which must be paid in cash or cash equivalents), with the shares pledged as security for payment of the note. In addition, to the extent that a stock option agreement so provides, and if our common stock is publicly traded, payment of all or part of the exercise price and any withholding taxes may be made by the delivery of either (a) an irrevocable direction to a securities broker approved by us to sell shares and to deliver all or part of the sales proceeds to us in payment of all or a part of the exercise price and any withholding taxes, or (b) an irrevocable direction to pledge shares to a securities broker or lender approved by us, as security for a loan, and to deliver all or part of the loan proceeds to us in payment of all or a part of the exercise price and any withholding taxes.

Restrictions on Shares. Shares of common stock awarded or sold under the 2004 Plan or issued upon exercise of an option may be subject to special forfeiture conditions, accelerated vesting provisions, rights of repurchase, rights of first refusal and other transfer restrictions as set forth in the application stock purchase agreement or stock option agreement, as the plan administrator may determine.

Repurchase Rights

Stock Awards. In the case of a purchaser who is not an officer of our company, a non-employee director or a consultant, any right to repurchase the purchaser’s shares at the original purchase price (if any) upon termination of the purchaser’s service with us will lapse at least as rapidly as 20% per year over the five-year period commencing on the date of the award or sale of the shares. In addition, the applicable stock purchase agreement may provide us an additional right to repurchase the purchaser’s shares at a purchase price not less than the fair market value of the shares on the date the purchaser’s service with us terminates, and the right of repurchase will terminate when our securities become publicly traded.

Stock Options. In the case of an optionee who is not an officer of our company, a non-employee director or a consultant, (i) any right to repurchase the optionee’s shares acquired upon exercise of an option will be at a purchase price not less than the fair market value of the shares on the date the optionee’s service with us terminates, and this repurchase right will terminate when our securities become publicly traded, or (ii) any right to repurchase the optionee’s option shares at the original exercise price upon termination of the optionee’s service with us will lapse at least as rapidly as 20% per year over the five-year period commencing on the date of the option grant.

Adjustment Provisions; Corporate Transactions. In the event of a subdivision of the outstanding common stock of our company, a declaration of a stock dividend, a declaration of an extraordinary dividend payable in a form other than shares of our common stock in an amount that has a material effect on the fair market value of the stock, a combination or consolidation of the outstanding common stock of our company into a lesser number of shares, a recapitalization, a spin-off, a reclassification or a similar occurrence, the plan administrator will make appropriate adjustments in one or more of the number of shares available for future grants, the number of shares covered by each outstanding option, or the exercise price under each outstanding option.

In the event that we are a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation. Any such agreement, without the optionee’s consent, may provide for any of the following: the continuation of the outstanding options by us; the assumption of the 2004 Plan and the outstanding options by the surviving corporation or its parent; the substitution by the surviving corporation or its parent of options with substantially the same terms for the outstanding options; the cancellation of each outstanding option after payment to the optionee of an amount in cash or cash equivalents equal to the fair market value of the shares subject to the option at the time of the merger or consolidation minus the exercise price of the shares subject to the option; or the cancellation of the outstanding option without payment of any consideration.

Amendment and Termination. The 2004 Plan authorized the board of directors to amend, suspend or terminate the 2004 Plan at any time and for any reason. However, except to the extent permitted by the 2004 Plan in connection with certain changes in capital structure, stockholder approval will be required for any amendment which increases the number of shares available under the 2004 Plan or which materially changes the class of persons who are eligible for the grant of ISOs. No shares will be issued or sold under the 2004 Plan after its termination, except upon exercise of an option granted prior to the termination. The termination or amendment of the 2004 Plan will not affect any award previously issued or any option previously granted under the 2004 Plan.

Although the 2004 Plan was in fact terminated earlier by the board of directors, the original term of the 2004 Plan would have expired on the tenth anniversary of the date on which it was approved by the board.

2008 Stock Incentive Plan

In February 2010, our board of directors adopted, subject to stockholder approval, our Amended and Restated 2008 Stock Incentive Plan, which we refer to as the 2008 Plan, for the benefit of members of the board of directors, and employees and consultants of our company and its subsidiaries. In April 2010, our stockholders approved the 2008 Plan, effective upon the closing of our initial public offering. The material terms of the 2008 Plan are summarized below. This description is qualified in its entirety by reference to the 2008 Plan.

General. The 2008 Plan authorizes the board of directors (or, if the board determines, the compensation committee of the board, or another committee or subcommittee of the board) to provide equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, deferred stock, stock payments and performance-based awards structured by the board or a committee within parameters set forth in the 2008 Plan, for the purpose of providing our directors, officers, employees and consultants equity compensation, incentives and rewards for superior performance.

Administration. The 2008 Plan provides that unless and until the board of directors delegates administration of the 2008 Plan to a committee as set forth below, the 2008 Plan will be administered by the full board. Our compensation committee currently administers the 2008 Plan. The board of directors or the committee to whom administration of the 2008 Plan is delegated is referred to herein as the “plan administrator.” The compensation committee may delegate to a committee of one or more members of the board or one or more of our officers the authority to grant or amend awards to participants other than our senior executives who are subject to Section 16 of the Exchange Act, employees who are “covered employees” within the meaning of Section 162(m) of the

Code or to themselves. Following the date of our initial public offering, or the Public Trading Date, the committee will consist solely of two or more non-employee directors appointed by and holding office at our pleasure of the board of directors, each of whom is an “outside director” within the meaning of Section 162(m) of the Code, a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and an “independent director” under the rules of the principal securities market on which shares of our common stock are traded.

Eligibility. Persons eligible to participate in the 2008 Plan include employees, officers and consultants of our company and our subsidiaries, and members of our board of directors, as determined by the plan administrator.

Limitation on Awards and Shares Available. The aggregate number of shares of our common stock available for issuance pursuant to awards granted under the 2008 Plan is equal to the sum of (x) 5,471,350 plus (y) any shares of our common stock subject to awards under the 2004 Plan that terminate, expire or lapse for any reason or are settled in cash after the date the 2008 Plan originally became effective, and (z) an annual increase in shares on the first day of each year beginning in 2011 and ending in 2018. The annual increase will be equal to the lesser of (A) 2,500,000 shares (as adjusted for stock splits, stock combinations, stock dividends and similar matters), (B) 4.5% of our common stock outstanding on the last day of the prior year or (C) such smaller number of shares as may be determined by the Board. In order that the applicable regulations under the Code relating to incentive stock options be satisfied, the maximum number of shares of common stock that may be delivered under the 2008 Plan upon the exercise of incentive stock options will be that number of shares specified in (x) above.

If an award terminates, expires or lapses for any reason or is settled in cash, then any shares subject to such award may, to the extent of such termination, expiration, lapse or cash settlement, be used again for new grants under the 2008 Plan. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award may not be used again for new grants under the 2008 Plan. Any shares forfeited or repurchased by us pursuant to the 2008 Plan may be used again for new grants.

Following the Public Trading Date, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2008 Plan during any calendar year is 1,500,000, and the maximum amount that may be paid in cash to any one participant during any calendar year with respect to one or more awards payable in cash is $2,000,000. These limits did not apply prior to the Public Trading Date and, following the Public Trading Date, will not apply until the earliest to occur of (a) the first material modification of the 2008 Plan; (b) the issuance of all of the shares of our common stock reserved for issuance under the 2008 Plan; (c) the expiration of the 2008 Plan; (d) the first meeting of stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the Public Trading Date occurs; or (e) such other date required by Section 162(m) of the Code.

Awards. The 2008 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalents, stock payments, deferred stock units, and performance awards.

Stock Options. Stock options, ISOs and nonqualified stock options, may be granted pursuant to the 2008 Plan. The option exercise price of all stock options granted pursuant to the 2008 Plan will not be less than 100% of the fair market value of our common stock on the date of grant. Stock options may be subject to such vesting and exercisability conditions as determined by the plan administrator. In no event may a stock option have a term extending beyond the tenth anniversary of the date of grant. ISOs granted to any person who owns, as of the date of grant, stock possessing more than ten percent of the total combined voting power of all classes of our stock, however, will have an exercise price that is not less than 110% of the fair market value of our common stock on the date of grant and may not have a term extending beyond the fifth anniversary of the date of grant. The aggregate fair market value of the shares with respect to which options intended to be ISOs are exercisable for the first time by an employee in any calendar year may not exceed $100,000, or such other amount as the Code provides, without being treated as nonqualified stock options. The plan administrator may provide in the terms of the applicable stock option agreement that the holder of the stock option may, at any time before the holder’s termination of service with our company, exercise the stock option in whole or in part prior to the vesting of the stock option. However, shares of common stock acquired upon exercise of a stock option which has not fully vested may be subject to any forfeiture, transfer or other restrictions as the plan administrator may determine in its sole discretion.

Restricted Stock. A restricted stock award is the grant of shares of our common stock at a price determined by the plan administrator, which shares are nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing service to us or any of our subsidiaries or achieving performance goals. During the period of restriction, all shares of restricted stock will be subject to restrictions and vesting requirements, as provided by the plan administrator. The restrictions will lapse in accordance with a schedule or other conditions determined by the plan administrator. Restricted stock may not be sold or encumbered until all restrictions are terminated or expire.

Performance Awards. Performance awards may be granted in the form of cash bonus awards, stock bonus awards, performance awards or incentive awards that are paid in cash, shares of our common stock or a combination of both. The value of performance awards may be linked to any one or more of the performance criteria listed below, or other specific criteria determined by the plan administrator, in each case on a specified date or dates or over any period or periods determined by the plan administrator. In making such determinations, the plan administrator will consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular grantee. Performance awards granted in the form of a cash bonus may be payable upon the attainment of pre-established performance goals based on established performance criteria. The goals are established and evaluated by the plan administrator and may relate to performance over any periods as determined by the plan administrator. The plan administrator will determine whether performance awards are intended to be performance-based compensation within the meaning of Section 162(m) of the Code. Following is a brief discussion of the requirements for awards to be treated as performance-based compensation within the meaning of Section 162(m) of the Code.

After the Public Trading Date, the plan administrator may grant awards to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based compensation within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Under the 2008 Plan, these performance-based awards may be either equity awards or performance bonus awards. Participants are only entitled to receive payment for a Section 162(m) performance-based award for any given performance period to the extent that pre-established performance goals set by our board of directors for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: net earnings or loss (either before or after interest, taxes, depreciation and amortization), adjusted earnings or loss (either before or after interest, taxes, depreciation and amortization), gross or net sales or revenue, net income or loss (either before or after taxes), adjusted net income, operating earnings or profit, cash flow (including, but not limited to, operating cash flow and free cash flow), return on assets, return on capital, return on stockholders’ equity, total stockholder return, return on sales, gross or net profit or operating margin, costs, funds from operations, expenses, working capital, earnings per share, adjusted earnings per share, price per share of our common stock, implementation or completion of critical projects, market share, economic value, comparisons with various stock market indices, debt reduction, stockholder equity, operating efficiency, customer satisfaction and/or growth, employee satisfaction, research and development achievements, financial ratios, financing and other capital raising transactions, implementation, completion or attainment of measurable objectives, recruiting and maintaining personnel, and year-end cash. These criteria may be measured with respect to our company, or any division or other business unit of our company, either in absolute terms, or as compared to any incremental increase or decrease, or as compared to results of a peer group or market performance indicators or indices. The compensation committee will define in an objective fashion the manner of calculating the performance criteria it selects to use for such awards. With regard to a particular performance period, the compensation committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the compensation committee may reduce or eliminate (but not increase) the initial award. Generally, a participant will have to be employed by or providing services to our company or any of our subsidiaries on the date the performance-based award is paid to be eligible for a performance-based award for any period.

The plan administrator may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: items related to a change in accounting principle, items relating to financing activities, expenses for restructuring or productivity initiatives, other non-operating items, items related to acquisitions, items attributable to the business operations of any entity acquired by our company during the performance period, items related to the disposal of a business or segment of a business, items related to discontinued operations that do not qualify as a segment of a business under United States generally accepted accounting principles, items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the performance period, other items of significant income or expense which are determined to be appropriate adjustments, items relating to unusual or extraordinary corporate transactions, events or developments, items related to amortization of acquired intangible assets, items that are outside the scope of our core, on-going business activities or items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

For all awards intended to qualify as performance-based compensation following the Public Trading Date, such determinations will be made by the compensation committee within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

Dividend Equivalents. Dividend equivalents may be granted pursuant to the 2008 Plan, except that no dividend equivalents may be payable with respect to options or stock appreciation rights pursuant to the 2008 Plan. A dividend equivalent is the right to receive the equivalent value of dividends paid on shares. Dividend equivalents that are granted by the plan administrator are credited as of dividend payments dates during the period between the date an award is granted and the date such award vests, is exercised, or is distributed or expires, as determined by the plan administrator. Such dividend equivalents will be converted to cash or additional shares of our common stock by such formula, at such time and subject to such limitations as may be determined by the plan administrator.

Stock Payments. A stock payment is a payment in the form of shares of our common stock or an option or other right to purchase shares, as part of a bonus, deferred compensation or other arrangement. The number or value of shares of any stock payment will be determined by the plan administrator and may be based on achieving one or more of the performance criteria listed above, or other specific criteria determined by the plan administrator. Stock payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

Deferred Stock. Deferred stock is a right to receive shares of our common stock. The number of shares of deferred stock will be determined by the plan administrator and may be based on achieving one or more of the performance criteria listed above, or other specific criteria determined by the plan administrator, in each case on a specified date or dates or over any period or periods determined by the plan administrator. Except as otherwise determined by the plan administrator, shares underlying a deferred stock award will not be issued until the deferred stock award has vested, pursuant to a vesting schedule or other conditions set by the plan administrator. Deferred stock may constitute or provide for a deferral of compensation subject to Section 409A of the Code, and there may be certain tax consequences if the requirements of Section 409A of the Code are not met.

Restricted Stock Units. A restricted stock unit award provides for the issuance of cash, shares of our common stock or both, at a future date upon the satisfaction of specific conditions set forth in the applicable award agreement. The plan administrator will specify the dates on which the restricted stock units will become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including conditions based on achieving performance goals or other specific criteria, including service to our company or any of our subsidiaries. The plan administrator will specify, or permit the restricted stock unit holder to elect, the conditions and dates upon which the shares or cash underlying the restricted stock units will be issued or paid, which dates may not be earlier than the date as of which the restricted stock units vest and which conditions and dates will be subject to compliance with Section 409A of the Code. On the distribution dates, our company will transfer to the participant one unrestricted, fully transferable share of our common stock (or the fair market value of one such share of common stock in cash) for each restricted stock unit scheduled to be paid out on such date and not previously forfeited. The plan administrator will specify the purchase price, if any, to be paid by the participant to our company for such shares of our common stock. Restricted stock units may constitute or provide for a deferral of compensation subject to Section 409A of the Code, and there may be certain tax consequences if the requirements of Section 409A of the Code are not met.

Stock Appreciation Rights. A stock appreciation right entitles its holder, upon exercise of all or a portion of the stock appreciation right, to receive from us an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the stock appreciation right from the fair market value on the date of exercise of the stock appreciation right by the number of shares with respect to which the stock appreciation right has been exercised, subject to any limitations imposed by the plan administrator. The exercise price per share subject to a stock appreciation right will be set by the plan administrator, but may not be less than 100% of the fair market value on the date the stock appreciation right is granted. The plan administrator determines the period during which the right to exercise the stock appreciation right vests in the holder. No portion of a stock appreciation right which is unexercisable at the time the holder’s employment with us terminates will thereafter become exercisable, except as may be otherwise provided by the plan administrator. Payment of the stock appreciation right may be in cash, shares, or a combination of both, as determined by the plan administrator.

Payment Methods. The plan administrator will determine the methods by which payments by any award holder with respect to any awards granted under the 2008 Plan may be paid, the form of payment, including, without limitation: (1) cash or check; (2) shares of our common stock issuable pursuant to the award or held for such period of time as may be required by the plan administrator in order to avoid adverse accounting consequences and having a fair market value on the date of delivery equal to the aggregate payments required; (3) other property acceptable to the plan administrator (including through the delivery of a notice that the award holder has placed a market sell order with a broker with respect to shares of our common stock then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to us upon settlement of such sale); or (4) other form of legal consideration acceptable to the plan administrator.

Vesting and Exercise of an Award. The applicable award agreement governing an award generally will contain the period during which the right to exercise the award in whole or in part vests, including the events or conditions upon which the vesting of an award will occur or may accelerate. No portion of an award which is not vested at the holder’s termination of service with us will subsequently become vested, except as may be otherwise provided by the plan administrator in the agreement relating to the award or by action following the grant of the award.

Upon the grant of an award or following the grant of an award, the plan administrator may provide that the period during which the award will vest or become exercisable will accelerate, in whole or in part, upon the occurrence of one or more specified events, including a change in control or a holder’s termination of employment or service with us or otherwise.

Upon a termination of an option holder’s service with our company, the holder or the holder’s estate or beneficiary, as applicable, may exercise the holder’s stock option, to the extent it is vested on the date of termination, within the period of time following termination as is specified in the applicable award agreement. Prior to the Public Trading Date, to the extent required by applicable law, this period of time will not be less than 30 days in the event of a termination other than by reason of death or disability, and not less than six months in the event of a termination by reason of the holder’s disability or death, six months. However, in no event will the stock option be exercisable later than the expiration of the term of the stock option as set forth in the award agreement unless otherwise determined by the plan administrator. If, on the date of termination, the participant is not vested as to his or her entire option, the shares of common stock covered by the unvested portion of the option will be forfeited. If, after termination, to the extent that the participant does not exercise his or her option within the time period specified in the award agreement (or as determined by the plan administrator), the option will terminate.

Transferability. No award under the 2008 Plan may be transferred other than by will or the laws of descent and distribution or, subject to the consent of the plan administrator, pursuant to a domestic relations order, unless and until such award has been exercised or the shares underlying such award have been issued and all restrictions applicable to such shares have lapsed. Notwithstanding the foregoing, subject to certain terms and conditions, the plan administrator may permit an award holder to transfer an award other than an ISO to any “permitted transferee” under applicable securities laws or any other transferee specifically approved by the plan administrator, including any non-profit charitable organizations. In addition, the plan administrator may permit a holder to transfer ISOs to a trust that constitutes a permitted transferee, subject to certain terms and conditions. Further, an award holder may, in a manner determined by the plan administrator, designate a beneficiary to exercise the holder’s right and to receive any distribution with respect to any award upon the holder’s death, subject to certain terms and conditions. No award may be transferred for consideration.

Restrictions on Shares. Shares of common stock issued or transferred pursuant to awards under the 2008 Plan may be subject to such terms and conditions as the plan administrator determines in its sole discretion, including, without limitation, transferability restrictions, repurchase rights, requirements that shares of common stock be transferred in the event of certain restrictions, rights of first refusal with respect to permitted transfers of shares of common stock, voting agreements and tag-along rights and bring-along rights.

Lock-Up Agreement. Each award holder may be required to agree, if so requested by our company and an underwriter of shares of common stock in connection with any public offering of our company, not to directly or indirectly offer, sell or otherwise dispose of or transfer any shares held by the award holder for such period, not to exceed 180 days following the effective date of the relevant registration statement filed under the Securities Act in connection with our initial public offering of common stock, as specified by the underwriter. We may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such 180-day period. Notwithstanding the foregoing, the 180-day period may be extended for up to as many additional days as is deemed necessary by the underwriter or our company to continue coverage by research analysts in accordance with NASD Rule 2711 or any successor rule.

Adjustment Provisions; Corporate Transactions. Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend or certain recapitalizations may affect the share price of our common stock (which transactions are referred to collectively as “equity restructurings”). In the event that an equity restructuring occurs, our board of directors will equitably adjust the class of shares issuable and the maximum number and kind of shares of our common stock subject to the 2008 Plan, and will equitably adjust outstanding awards as to the class, number of shares and price per share of our common stock. Other types of transactions may also affect our common stock, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is such a transaction, which is not an equity restructuring, and our board of directors determines that an adjustment to the 2008 Plan and any outstanding awards would be appropriate to prevent any dilution or enlargement of benefits under the 2008 Plan, the plan administrator may equitably adjust the 2008 Plan as to the class of shares issuable and the maximum number of shares of our common stock subject to the 2008 Plan, as well as the maximum number of shares that may be issued to an employee during any calendar year, and may adjust any outstanding awards as to the class, number of shares and price per share of our common stock in such manner as it may deem equitable. In addition, the plan administrator may take certain other actions regarding the treatment of outstanding awards in the event of such a transaction, including a cash-out, replacement, assumption or substitution of such awards.

In the event of a “change in control” of our company (as defined in the 2008 Plan), any or all outstanding awards may be assumed or equivalent awards substituted by the successor corporation or a parent or subsidiary of the successor corporation. Any outstanding award that is not assumed or submitted will become fully vested and exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such awards will lapse, and each such award will terminate upon the occurrence of such change in control. Any such accelerated vesting and exercisability shall be subject to and contingent upon the occurrence of the change in control.

Amendment and Termination. Our board of directors may terminate, amend, or modify the 2008 Plan at any time. However, except to the extent permitted by the 2008 Plan in connection with certain changes in capital structure, stockholder approval will be required for any amendment to (i) increase the number of shares available under the 2008 Plan or increase the individual annual award limits, (ii) reduce the price per share of any outstanding option or stock appreciation right granted under the 2008 Plan or (iii) cancel any option or stock appreciation right in exchange for cash or another award when the option or stock appreciation right price per share exceeds the fair market value of the underlying share of our common stock. In addition, except with respect to certain modifications relating to deferred compensation under Section 409A of the Code, no amendment, suspension or termination of the 2008 Plan will, without the consent of the affected participant, impair any rights or obligations under any outstanding award, unless the award itself otherwise expressly so provides.

In no event may an award be granted pursuant to the 2008 Plan on or after the tenth anniversary of the date our board of directors approved the 2008 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2007, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of our capital stock or entities affiliated with them, had or will have a direct or indirect material interest, other than as described above in the section entitled “Management” and in the transactions described below.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered, or will enter, into an indemnification agreement with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management—Indemnification of Directors and Officers and Limitations on Liability.”

Participation in the Initial Public Offering

Rho Ventures V, L.P. and its related funds, or together Rho Ventures, is being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price, for an aggregate purchase price of up to $4,000,000. As of March 31, 2010, Rho Ventures beneficially owned 12.88% of our outstanding common stock (assuming conversion of all outstanding shares of preferred stock). In addition, Habib Kairouz, a member of our Board of Directors, is a Managing Partner of Rho Capital Partners, an affiliate of Rho Ventures, and David Carlick, another member of our Board of Directors, serves as a Venture Partner with Rho Capital Partners. Based on an initial public offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, Rho Ventures is being allocated the opportunity to purchase 222,222 shares of our common stock in this offering and has indicated an interest in purchasing all of such shares. The underwriters will receive the same discount from any shares of our common stock purchased by Rho Ventures as they will from any other shares of our common stock sold to the public in this offering.

Shares Sold and Purchased by Insiders

On September 17, 2007, we were a party to a stock purchase agreement pursuant to which we issued 5,974,612 shares of our Series D preferred stock to entities affiliated with VantagePoint Venture Partners, entities affiliated with Rho Ventures and entities affiliated with Galleon Group, LLC for approximately $55,121,770 at a value of $9.226 per share. Concurrently with the issuance of our Series D preferred stock, we entered into a stock purchase and redemption agreement pursuant to which we used an aggregate of $32,414,096 of the proceeds from the issuance of our Series D preferred stock to purchase shares of our common and Series C preferred stock from our founders and certain of our other stockholders at a value of $9.226 per share, less certain transaction expenses. Pursuant to this agreement, we purchased 1,666,418 shares of Series C preferred stock from European Founders Fund GmbH, as well as 1,065,600 shares of common stock from the Gordon Family Revocable Trust, for which Zorik Gordon is a trustee, 290,296 shares of common stock from Michael Kline, 199,800 shares of common stock from Robert Spitz, 183,150 shares of common stock from Robert Wright, 156,917 shares of common stock from Digital Media Distribution, LLC, of which Nathan Hanks is the Managing Director, and 82,060 shares of common stock from Elisha Gilboa, one of our former directors.

On May 18, 2009, we were a party to stock purchase agreements pursuant to which certain holders of more than 5% of our capital stock purchased additional shares of our common stock from certain of our directors, executive officers and other stockholders at a value of $9.00 per share. Our participation in these transactions was limited to the approval of these transfers by the disinterested members of our board of directors waiver of certain rights of first refusal with respect to the shares being sold, making certain representations and warranties relating to our approval of these transactions and valid issuance of the shares being sold as well as performing various administrative functions associated with these transfers. Pursuant to these agreements, VantagePoint Venture Partners 2006(Q), L.P., a fund affiliated with VantagePoint Venture Partners, purchased 1,021,222 shares of our common stock; Rho Ventures V, L.P. and Rho Ventures V Affiliates, L.L.C, funds affiliated with Rho Ventures, purchased 649,516 shares of our common stock in the aggregate; Nikhil Panu Utma/CA and Taru Panu Utma/CA, custodial accounts in which Krish Panu, a Managing Partner at Galleon Group, LLC, serves as the custodian, purchased 27,778 shares of our common stock in the aggregate; and the Chellam Family Trust, of which Kris Chellam, a former Managing Partner of the Galleon Special Opportunities Fund, SPC, is the trustee, purchased 83,332 shares of our common stock. In addition, European Founders Fund GmbH sold 833,209 shares of our common stock; the Gordon Family Revocable Trust, for which Zorik Gordon is a trustee, sold 516,880 shares of our common stock; Michael Kline sold 164,293 shares of our common stock; Robert Wright sold 85,370 shares of our common stock; Robert Spitz sold 104,040 shares of our common stock; and Digital Media Distribution, LLC, of which Nathan Hanks is the Managing Director, sold 55,556 shares of our common stock.

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see the “Executive Compensation — Grants of Plan-Based Awards in 2009” table above.

Other Transactions

In 2008, we leased office space in San Francisco, California from Healthline Networks, a portfolio company of VantagePoint Venture Partners, one of our investors. We paid total lease obligations to Healthline Networks in 2008 and 2009 of approximately $144,989 and $110,315, respectively. The lease terminated in October 2009.

On September 11, 2009, as part of the consideration we paid in the ReachLocal Australia acquisition, we issued to Elysium Corporation Pty Ltd., an entity for which Steven Power is a director, 130,081 shares of our common stock valued at $10.43 per share in exchange for 417,287 shares of ReachLocal Australia. Steven Power serves as our Chief Executive Officer, ReachLocal Australia.

On February 22, 2010, as part of the consideration we paid in the SMB:LIVE acquisition, we paid Alex Hawkinson an initial cash payment of $1,058,753 in exchange for 4,422,706 shares of SMB:LIVE. He is also eligible to receive up to an additional $2,404,424 in the form of our common stock valued at our initial public offering price upon the satisfaction of certain employee retention objectives set forth in the merger agreement. Alex Hawkinson is our General Manager, Digital Presence.

On February 22, 2010, as part of the consideration we paid in the SMB:LIVE acquisition, we paid to Mural Ventures Corporation, an entity for which Alex Hawkinson is a director and the majority stockholder, an initial cash payment of $224,886 in exchange for 939,412 shares of SMB:LIVE. Mural Ventures Corporation is also eligible to receive up to an additional $510,716 in the form of our common stock valued at our initial public offering price upon the satisfaction of certain employee retention objectives set forth in the merger agreement. Alex Hawkinson is our General Manager, Digital Presence.

On February 22, 2010, in connection with our acquisition of SMB:LIVE, we assumed a sublease of office space in Reston, Virginia between SMB:LIVE and Mural Ventures Corporation, an entity for which Alex Hawkinson, our General Manager, Digital Presence, is a director and the majority stockholder. Pursuant to the terms of the sublease, we will pay a total of approximately $300,000, at a rate of $12,000 per month, over the term of the sublease to Mural Ventures Corporation. Unless otherwise terminated earlier pursuant to its terms, the sublease terminates on March 31, 2012.

Indebtedness of Management

In April 2005, in connection with the issuance of 100,000 shares of restricted common stock, Digital Media Distribution, LLC, an entity controlled by Nathan Hanks, our Chief Distribution Officer and one of our founders, delivered to us a full recourse amended and restated promissory note dated March 2005 in the aggregate principal amount of approximately $68,900. Interest on the loan accrued at a rate of 5% per annum. This promissory note was amended and restated in June 2007. The largest aggregate amount of indebtedness outstanding pursuant to the note was approximately $78,820, which represented the full amount of principal and interest outstanding at September 17, 2007, the date the loan was repaid in full.

In May 2006, in connection with the issuance of 40,000 shares of restricted common stock, Nathan Hanks delivered to us a full recourse promissory note dated May 18, 2006 in the aggregate principal amount of approximately $65,960. Interest on the loan accrued at a rate of 5% per annum. This promissory note was amended and restated in June 2007. The largest aggregate amount of indebtedness outstanding pursuant to the note was approximately $69,909, which represented the full amount of principal and interest outstanding at September 17, 2007, the date the loan was repaid in full.

In July 2006, in connection with the issuance of 40,000 shares of restricted common stock, Zorik Gordon, our Chief Executive Officer and one of our founders, delivered to us a full recourse promissory note dated July 7, 2006 in the aggregate principal amount of approximately $65,960. Interest on the loan accrued at a rate of 5% per annum. This promissory note was amended and restated in June 2007. The largest aggregate amount of indebtedness outstanding pursuant to the note was approximately $69,909, which represented the full amount of principal and interest outstanding at September 17, 2007, the date the loan was repaid in full.

In July 2006, in connection with the issuance of 40,000 shares of restricted common stock, Michael Kline, our Chief Operating Officer and one of our founders, delivered to us a full recourse promissory note dated July 7, 2006 in the aggregate principal amount of approximately $65,960. Interest on the loan accrued at a rate of 5% per annum. This promissory note was amended and restated in June 2007. The largest aggregate amount of indebtedness outstanding pursuant to the note was approximately $69,909, which represented the full amount of principal and interest outstanding at September 17, 2007, the date the loan was repaid in full.

In August 2007, we loaned Nathan Hanks approximately $227,190 to pay taxes associated with the vesting of his restricted stock and he delivered to us a full recourse promissory note dated August 7, 2007 in the aggregate principal amount of approximately $227,190. Interest on the loan accrued at a rate of 5% per annum. The largest aggregate amount of indebtedness outstanding pursuant to the note was approximately $248,010, which represented the full amount of principal and interest outstanding at June 30, 2009, the date the loan was forgiven in full. In addition to forgiving his loan, we agreed to pay him approximately $142,267 to defray the costs associated with the taxation on the forgiveness of his debt. See the section entitled “Restructuring Nathan Hanks’ Compensation.”

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $50,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us of a related person. While the policy will cover related party transactions in which the amount involved exceeds $50,000, the policy will state that related party transactions in which the amount involved exceeds $120,000 are required to be disclosed in applicable filings as required by the Securities Act, Exchange Act and related rules. Our board of directors intends to set the $50,000 threshold for approval of related party transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act and related rules because we believe it is appropriate for our audit committee to review transactions or potential transactions in which the amount involved exceeds $50,000, as opposed to $120,000.

Pursuant to this policy, our audit committee will (i) review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and (ii) take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics. Management will present to our audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto, and will update the audit committee as to any material changes to any related party transaction. All related party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions will be pre-approved by our audit committee under the policy. These pre-approved transactions include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party’s interest arises only (a) from his or her position as a director of another entity that is party to the transaction, and/or (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities in our company where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director may participate in the approval of a related party transaction for which he or she is a related party.

All related party transactions described in this section occurred prior to adoption of this policy, and as such, these transactions were not subject to the approval and review procedures described above. However, these transactions were reviewed and approved by our board of directors, or, for those transactions in which one or more of our directors was an interested party, by a majority of disinterested directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows the beneficial ownership of our common stock on March 31, 2010 by:

•	each person who we know beneficially owns more than 5% of our common stock;

•	our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options held by the person that are exercisable within 60 days. The percentage of our common stock beneficially owned by a person assumes that the person has exercised all options or warrants the person holds which are exercisable or exercisable within 60 days of March 31, 2010 and that no other persons exercised any of their options or warrants.

Except as otherwise indicated in the footnotes to the table or in cases where community property laws apply, we believe that each person identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the person. Percentage of beneficial ownership before the offering is based on 23,822,182 shares of common stock outstanding as of March 31, 2010, assuming the conversion of all outstanding shares of our preferred stock as of March 31, 2010 into common stock. Percentage of beneficial ownership after the offering is based on 27,138,285 shares of common stock outstanding after the completion of this offering (assuming no exercise of the underwriters’ overallotment option).

Except as otherwise indicated, the business address for each of the following persons is 21700 Oxnard Street, Suite 1600, Woodland Hills, California 91367.

	Beneficial Ownership Prior to the Offering (1)			Beneficial Ownership After the Offering
	Number of Shares Beneficially Owned	Percent	Shares Being Offered	Number of Shares Beneficially Owned	Percent
Greater Than 5% Stockholders and Selling Stockholders:
Entities affiliated with VantagePoint Venture Partners (2)	12,630,104	52.82%	—	12,630,104	46.39%
Entities affiliated with Rho Ventures (3)(20)	3,074,274	12.88%	—	3,074,274	11.31%
Entities affiliated with Galleon Group, LLC (4)	1,596,943	6.70%	—	1,596,943	5.88%
Entities affiliated with Elisha Gilboa (5)	1,467,300	6.16%	—	1,467,300	5.41%
NetUs Pty Limited ACN 117 674 030 (6)	433,960	1.82%	433,960	—	*
European Founders Fund GmbH (7)	833,208	3.50%	416,604	416,604	1.54%

Directors and Named Executive Officers:
Zorik Gordon (8)	1,797,520	7.49%	—	1,797,520	6.58%
Michael Kline (9)	513,171	2.15%	—	513,171	1.88%
Nathan Hanks (10)	798,404	3.31%	—	798,404	2.91%
Ross G. Landsbaum (11)	143,984	*	—	143,984	*
Gadi Shamia (12)	54,687	*	—	54,687	*
David Carlick (13)	50,000	*	—	50,000	*
Robert Dykes (14)	171,350	*	—	171,350	*
James Geiger (15)	87,516	*	—	87,516	*
Habib Kairouz (16)	50,000	*	—	50,000	*
Alan Salzman (17)	12,630,104	52.82%	—	12,630,104	46.39%
Jason Whitt (18)	39,583	*	—	39,583	*
Directors and Officers as a Group (18 persons) (19)	17,372,029	68.71%	—	17,372,029	60.75%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Includes 237,775 shares held by VantagePoint Venture Partners III, L.P., 1,952,995 shares held by VantagePoint Venture Partners III(Q), L.P., 846,099 shares held by VantagePoint Venture Partners IV, L.P., 8,451,641 shares held by VantagePoint Venture Partners IV(Q), L.P., 30,789 shares held by VantagePoint Venture Partners IV Principals Fund, L.P. and 1,021,222 shares held by VantagePoint Venture Partners 2006(Q), L.P. Mr. Salzman, one of our directors, is a managing member of the general partners of the limited partnerships that hold such shares, and has voting and investment power with respect to those shares. Also includes 50,000 shares subject to options held by Mr. Salzman and 39,583 shares subject to options held by Mr. Whitt, one of our directors, that are exercisable within 60 days of March 31, 2010. Mr. Salzman has voting and investment power over the shares subject to options held by him and Mr. Whitt. Mr. Salzman disclaims beneficial ownership with respect to all shares beneficially owned by entities affiliated with VantagePoint Venture Partners, except to the extent of his pecuniary interests therein. The address of the entities and Mr. Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, CA 94066.
(3)

Includes 2,780,176 shares held by Rho Ventures V, L.P. and of 244,098 shares held by Rho Ventures V Affiliates, L.L.C. These stockholders are affiliated with Rho Capital Partners, Inc., the management company for Rho Ventures. Mr. Kairouz, one of our directors, Mark Leschly and Joshua Ruch are managing members of the general partner of Rho Ventures V, L.P. and Rho Ventures V Affiliates, L.L.C. and may be deemed to share voting and investment control over the shares held by these entities. Also includes 50,000 shares subject to options held by Mr. Kairouz that are exercisable within 60 days of March 31, 2010. Mr. Kairouz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Rho Capital Partners, Inc. is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, NY 10019.

(4)

Consists of 1,596,943 shares held by Galleon Special Opportunities Master Fund, SPC Ltd.–Galleon Crossover Segregated Portfolio. As managing member of Galleon Special Opportunities Management, LLC, Raj Rajaratnam has sole voting dispositive power over these shares and may be deemed to beneficially own these shares. The address of this stockholder is 575 Madison Avenue, 24th Floor, New York, NY 10022.

(5)	Consists of 1,221,120 shares held by AVTZIM, LLC, which is managed by EG Ground Management, Inc., of which Elisha Gilboa, one of our former directors, is the chief executive officer, and 246,180 shares held by DG Family Irrevocable Trust, a trust affiliated with Elisha Gilboa. The address of AVTZIM, LLC is 6151 McLeod Drive, Suite 3B, Las Vegas, NV 89120. The address of the DG Family Irrevocable Trust is 1492 Sheridan Road, Highland Park, IL 60035.
(6)	NetUs Pty Limited ACN 117 674 030, or NetUs, is owned by News Limited and 2GTHR Pty Ltd. News Limited is owned by News Holdings Limited, which is owned by News Australia Holdings Ptd Limited, which is owned by News Corporation, a publicly held corporation. 2GTHR Pty Ltd. is controlled by Racenote Pty Ltd. Daniel Petre is director of Racenote Pty Ltd. and may be deemed to share voting and investment control over the shares held by NetUs. The address of NetUs is Level 10, 52 Alfred Street, Milsons Point, NSW 2061, Australia.
(7)	European Founders Fund GmbH is owned by Aramid GmbH, which is owned by Marc Samwer, Troja GmbH, which is owned by Alexander Samwer, and Aragon GmbH, which is owned by Oliver Samwer, who is also Managing Director of European Founders Fund GmbH. Marc Samwer, Oliver Samwer and Alexander Samwer share voting and investment control over the shares held by European Founders Fund GmbH. The address of European Founders Fund GmbH is Luisenstr. 14, D-80333 Munchen, Germany.
(8)	Consists of 1,617,520 shares held by the Gordon Family Revocable Trust, which includes 4,166 shares subject to our right of repurchase, which right lapses as to all shares in the next month, and 180,000 shares subject to options that are exercisable within 60 days of March 31, 2010.
(9)	Includes 4,166 shares subject to our right of repurchase, which right lapses as to all shares in the next month, and 96,000 shares subject to options that are exercisable within 60 days of March 31, 2010.
(10)	Includes 287,527 shares held by Digital Media Distribution, LLC, of which Nathan Hanks is the Managing Director. Includes 4,166 shares subject to our right of repurchase, which right lapses as to all shares in the next month, and 310,877 shares subject to options that are exercisable within 60 days of March 31, 2010.
(11)	Includes 143,984 shares subject to options that are exercisable within 60 days of March 31, 2010.
(12)	Includes 54,687 shares subject to options that are exercisable within 60 days of March 31, 2010.
(13)	Includes 50,000 shares subject to options that are exercisable within 60 days of March 31, 2010.
(14)	Consists of 115,100 shares held by the Robert R.B. Dykes Trust, and 56,250 shares subject to options that are exercisable within 60 days of March 31, 2010.
(15)	Includes 60,416 shares subject to options that are exercisable within 60 days of March 31, 2010.
(16)	Includes 50,000 shares subject to options that are exercisable within 60 days of March 31, 2010. Mr. Kairouz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(17)	Includes 237,775 shares held by VantagePoint Venture Partners III, L.P., 1,952,995 shares held by VantagePoint Venture Partners III(Q), L.P., 846,099 shares held by VantagePoint Venture Partners IV, L.P., 8,451,641 shares held by VantagePoint Venture Partners IV(Q), L.P., 30,789 shares held by VantagePoint Venture Partners IV Principals Fund, L.P. and 1,021,222 shares held by VantagePoint Venture Partners 2006(Q), L.P. Mr. Salzman, one of our directors, is a managing member of the general partners of the limited partnerships that hold such shares, and has voting and investment power with respect to those shares. Also includes 50,000 shares subject to options held by Mr. Salzman and 39,583 shares subject to options held by Mr. Whitt, one of our directors, that are exercisable within 60 days of March 31, 2010. Mr. Salzman has voting and investment power over the shares subject to options held by him and Mr. Whitt. Mr. Salzman disclaims beneficial ownership with respect to all shares beneficially owned by entities affiliated with VantagePoint Venture Partners, except to the extent of his pecuniary interests therein. The address of the entities and Mr. Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, CA 94066.
(18)	Includes 39,583 shares subject to options held by Mr. Whitt, one of our directors, that are exercisable within 60 days of March 31, 2010. Mr. Salzman, one of our directors, has voting and investment power over the shares subject to these options. Mr. Whitt disclaims beneficial ownership with respect to all shares beneficially owned by him, except to the extent of his respective pecuniary interests therein.
(19)	Includes an aggregate of 1,459,369 shares subject to options that are exercisable within 60 days of March 31, 2010 that are held by our directors and officers as a group.
(20)	Rho Ventures is being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price, for an aggregate purchase price of up to $4,000,000. Based on an initial public offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, Rho Ventures is being allocated the opportunity to purchase 222,222 shares of our common stock in this offering and has indicated an interest in purchasing all of such shares. If any shares are purchased by Rho Ventures, the number of shares beneficially owned and the percentage of common stock beneficially owned after the offering will differ from that set forth in the table above. If Rho Ventures purchases all 222,222 shares, the number of shares beneficially owned by Rho Ventures will increase to 3,296,496 shares, and the percentage of common stock beneficially owned after this offering will be approximately 12.12%. In addition, the number of shares beneficially owned by all directors and executive officers as a group will increase to 17,594,251, and the percentage of common stock beneficially owned after this offering will be approximately 61.52%.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 140,000,000 shares of common stock, $0.00001 par value per share. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into 16,712,120 shares of common stock immediately prior to the completion of this offering as if such events had already occurred as of the date of the information provided.

As of March 31, 2010, there were outstanding:

•	23,822,182 shares of common stock held by approximately 56 stockholders;

•	a warrant for the purchase of 76,137 shares of common stock at an exercise price of approximately $9.23 per share;

•	a warrant for the purchase of 15,000 shares of common stock at an exercise price of approximately $10.91 per share; and

•	5,173,693 shares of common stock issuable upon exercise of outstanding stock options.

All of our issued and outstanding shares of common stock and preferred stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock are not redeemable and, following the closing of this offering, will not have preemptive rights.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid dividends on any of our common stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

The following table shows the outstanding warrants to purchase shares of our common stock as of March 31, 2010. These warrants may be exercised at any time prior to their respective termination dates.

Name of Holder	Class of Stock Subject to Warrant	Date of Issuance	Shares Subject to Warrant	Exercise Price
GCA Savvian Group Corporation	Common Stock	September 17, 2007	76,137	$9.226 /share
Jivanbhai Patel	Common Stock	November 20, 2009	15,000	$10.91/share

The warrant issued to GCA Savvian Group Corporation terminates upon the earliest of September 17, 2012, immediately prior to the first closing date of our initial public offering, or immediately prior to a change of control (as defined therein). On January 19, 2010, GCA Savvian Group Corporation elected to convert 100% of its warrant into shares of our common stock effective immediately prior to the effectiveness of our registration statement. The warrant issued to Jivanbhai Patel terminates upon the earlier of November 18, 2014 or immediately prior to a change of control (as defined therein).

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Second Amended and Restated Investors’ Rights Agreement, dated as of September 17, 2007 and amended as of May 18, 2009, and our Stockholders’ Agreement, dated as of September 11, 2009 and are described in additional detail below. These registration rights will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any three-month period.

We will pay the registration expenses of the holders of the shares registered pursuant to the registrations describe below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See section entitled “Underwriting.”

Demand Registration Rights

After the completion of this offering, the holders of approximately 18,910,572 shares of our common stock will be entitled to certain demand registration rights. The holders of at least a majority of these shares can, on not more than two occasions, request that we register all or a portion of their shares. The request for registration must either cover at least 40% of the outstanding unregistered common shares held by the holders who are entitled to demand registration rights or cover at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $10,000,000. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration and it is essential to defer such registration, we have the right to defer such registration, not more than once in any one-year period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning 90 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of our securities.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act in connection with the public offering of such securities solely for cash, the holders of approximately 22,392,903 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan, the issuance of common stock upon conversion of debt securities, the exchange of securities in certain corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of approximately 18,910,572 shares of our common stock may make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $1,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. In addition, our certificate of incorporation and bylaws will provide that only our board of directors may fill vacancies created by expansion of our board of directors or the resignation, death or removal of a director. Subject to the rights of holders of any series of preferred stock then outstanding, our certificate of incorporation and bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, Chairman of our board of directors, Chief Executive Officer or president (in the absence of a Chief Executive Officer) may call a special meeting of stockholders. In addition, our bylaws will provide that stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Subject to the rights of holders of any series of preferred stock then outstanding, our certificate of incorporation and bylaws will require a 66 2/3% stockholder vote for the rescission, alteration, amendment or repeal of the bylaws by stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the inability of our stockholders to remove a director without cause will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. They are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•

any sale, transfer, pledge or other disposition of assets of the corporation with an aggregate market value of 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the stockholder’s affiliates and associates (as defined in Section 203), beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options Upon Change of Control

Generally, under our 2004 Plan and 2008 Plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to accelerate vesting of options outstanding under such plans.

Listing

We have applied to have our common stock approved for listing on The Nasdaq Global Select Market under the symbol “RLOC.”

Transfer Agent and Registrar

After the completion of this offering, the transfer agent and registrar for our common stock will be the American Stock Transfer & Trust Company LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Sale of Restricted Securities

Upon the closing of this offering, we will have 27,138,285 shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option and no exercise of currently outstanding options. Of these shares, all of the shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, unless they are held by our affiliates, as that term is defined in Rule 144 under the Securities Act and the rules and regulations promulgated thereunder including shares purchased by Rho Ventures, if any.

The remaining 22,971,618 shares of common stock will be deemed restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, or 701 promulgated under the Securities Act, which rules are summarized below. Any shares purchased in this offering by Rho Ventures will be subject to the lock-up agreement described below and restrictions under applicable securities laws. Subject to the lock-up agreements described below, all of these restricted securities will be available for sale in the public market beginning 180 days after the date of this prospectus under Rule 144, subject in some cases to volume limitations or Rule 701.

Lock-up Agreements

Our directors, executive officers and substantially all of our stockholders have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters, for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. The holders of approximately 99% of our outstanding shares of common stock have executed lock-up agreements. These agreements are described below under “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 271,383 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Options

In addition to the 27,138,285 shares of common stock outstanding immediately after this offering, as of March 31, 2010, there were outstanding options to purchase 5,173,693 shares of our outstanding common stock. As soon as practicable upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our stock plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or our underwriters.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately 22,392,903 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other pass-through entities;

•	traders in securities that elect to mark to market;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	persons subject to the alternative minimum tax; or

•	persons holding our stock as a hedge against currency risks or as a position in a straddle.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be taxable as capital gain realized on the sale or other disposition of the common stock and will be treated as described under “—Dispositions of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends paid on our common stock that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Dispositions of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurance that we are not a USRPHC or will not become one in the future. Even if we are or become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period for such stock. We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee that it will be so traded. If gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in the same manner as a U.S. person (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a 28% rate, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of our common stock. The certification procedures described in the above paragraph will satisfy these certification requirements as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Piper Jaffray & Co.
Needham & Company, LLC
Gleacher & Company Securities, Inc.

Total	4,166,667

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public, including to Rho Ventures if Rho Ventures purchases shares, at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

Rho Ventures V, L.P. and its related funds, or together Rho Ventures, is being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price, for an aggregate purchase price of up to $4,000,000. As of March 31, 2010, Rho Ventures beneficially owned 12.88% of our outstanding common stock (assuming conversion of all outstanding shares of preferred stock). In addition, Habib Kairouz, a member of our Board of Directors, is a Managing Partner of Rho Capital Partners, an affiliate of Rho Ventures, and David Carlick, another member of our Board of Directors, serves as a Venture Partner with Rho Capital Partners. Based on an initial public offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, Rho Ventures is being allocated the opportunity to purchase 222,222 shares of our common stock in this offering and has indicated an interest in purchasing all of such shares.

The underwriters have an option to buy up to 625,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 208,333 shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$	$	$
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $5,478,700.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise) other than the shares to be sold hereunder and any shares of our common stock issues upon the exercise of options granted under company stock plans, in each case without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), engage in any transaction that would require a filing pursuant to §13 or §16 of the Securities Exchange Act of 1934, as amended, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than the shares of our common stock sold by the selling stockholders in this offering. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing/quotation on The Nasdaq Global Select Market under the symbol “RLOC.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Select Market, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

Latham & Watkins LLP, Los Angeles, California, has passed upon the validity of the common stock on behalf of us. The underwriters have been represented by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of ReachLocal, as of December 31, 2009, 2008 and 2007 and for each of the three years in the period ending December 31, 2009 included in this prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing in the registration statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of ReachLocal Australia Pty Ltd. as of June 30, 2009, and for the year then ended included in this prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the new shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

ReachLocal, Inc.,

We have audited the accompanying consolidated balance sheets of ReachLocal, Inc. (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ReachLocal, Inc. as of December 31, 2008 and 2009, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Woodland Hills, California

February 24, 2010

REACHLOCAL, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,		March 31, 2010	Pro Forma as of March 31, 2010
	2008	2009
			(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$38,820	$35,379	$32,786
Short-term investments	307	8,037	8,052
Accounts receivable, net of allowance for doubtful accounts of $314, $142, and $169 at December 31, 2008 and 2009, and March 31, 2010, respectively	3,254	3,229	3,359
Prepaid expenses and other current assets	607	1,590	1,464

Total current assets	42,988	48,235	45,661

Property and equipment, net	4,524	4,900	4,917
Capitalized software development costs, net	2,155	5,099	6,127
Restricted certificates of deposit	661	1,131	1,140
Intangible assets, net	—	2,068	4,113
Other assets	796	967	919
Deferred offering costs	—	3,099	4,536
Goodwill	—	32,388	34,118

Total assets	$51,124	$97,887	$101,531

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable	$13,700	$21,498	$22,560
Accrued expenses	3,863	10,342	11,313
Deferred payment obligations	—	5,955	6,092
Deferred revenue	10,093	16,989	19,151
Other current liabilities	76	165	257

Total current liabilities	27,732	54,949	59,373

Deferred rent	852	813	838
Other liabilities	26	7	7

Total liabilities	28,610	55,769	60,218

Commitments and contingencies (Note 7)

Stockholders’ Equity:
Convertible preferred stock, Series A, $.0002 par value—1,221 shares authorized, issued and outstanding at December 31, 2008 and 2009 and March 31, 2010, and no shares outstanding pro forma	1	1	1	$—
Convertible preferred stock, Series B-1, $.0002 par value—3,615 shares authorized, issued and outstanding at December 31, 2008 and 2009 and March 31, 2010, and no shares outstanding pro forma	1	1	1	—
Convertible preferred stock, Series B-2, $.0002 par value—5,272 shares authorized, issued and outstanding at December 31, 2008 and 2009 and March 31, 2010, and no shares outstanding pro forma	1	1	1	—
Convertible preferred stock, Series C, $.0002 par value—371 shares authorized, issued and outstanding at December 31, 2008 and 2009 and March 31, 2010, and no shares outstanding pro forma	—	—	—	—
Convertible preferred stock, Series D, $.0002 par value—5,974 shares authorized, issued and outstanding at December 31, 2008 and 2009 and March 31, 2010, and no shares outstanding pro forma	1	1	1	—
Common stock, $.0002 par value—30,000 shares authorized; 6,257, 6,932 and 7,110 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010, and 23,822 shares outstanding pro forma at March 31, 2010, respectively	1	1	1	5
Receivable from stockholder	(227)	(99)	(102)	(102)
Additional paid-in capital	37,696	47,247	48,677	48,677
Accumulated deficit	(14,919)	(4,897)	(7,151)	(7,151)
Accumulated other comprehensive loss	(41)	(138)	(116)	(116)

Total stockholders’ equity	22,514	42,118	41,313	$41,313

Total liabilities and stockholders’ equity	$51,124	$97,887	$101,531

See notes to consolidated financial statements.

REACHLOCAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Revenue	$68,356	$146,687	$203,117	$42,735	$63,626
Cost of revenue	39,262	77,496	112,218	23,823	34,839
Operating expenses:
Selling and marketing	24,435	61,054	76,175	17,080	23,940
Product and technology	1,911	2,938	5,167	974	2,344
General and administrative	5,804	12,128	15,534	3,057	5,385

Total operating expenses	32,150	76,120	96,876	21,111	31,669

Loss from operations	(3,056)	(6,929)	(5,977)	(2,199)	(2,882)
Gain on acquisition of ReachLocal Australia	—	—	16,223	—	—
Equity in losses of ReachLocal Australia	(250)	(813)	—	—	—
Other income (expense), net	669	889	(7)	9	(10)

Income (loss) before provision for income taxes	(2,637)	(6,853)	10,239	(2,190)	(2,892)
Provision (benefit) for income taxes	11	145	217	67	(638)

Net income (loss)	(2,648)	(6,998)	10,022	(2,257)	(2,254)
Undistributed income attributable to preferred stockholders	—	—	8,638	—	—

Net income (loss) available to common stockholders	$(2,648)	$(6,998)	$1,384	$(2,257)	$(2,254)

Net income (loss) per share available to common stockholders:
Basic	$(0.50)	$(1.23)	$0.22	$(0.38)	$(0.32)

Diluted	$(0.50)	$(1.23)	$0.18	$(0.38)	$(0.32)

Weighted average common shares used in computation of net income (loss) per share available to common stockholders:
Basic	5,322	5,677	6,283	5,987	6,968
Diluted	5,322	5,677	7,901	5,987	6,968
Pro forma net income per share (unaudited):
Basic			$0.44		$(0.10)

Diluted			$0.41		$(0.10)

Pro forma weighted average shares outstanding used in calculating net income per share (unaudited):
Basic			22,995		23,680
Diluted			24,613		23,680

See notes to consolidated financial statements.

REACHLOCAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Series A Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Receivable from Stockholder	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2006	1,221	$1	3,615	$1	5,272	$1	3,703	$1	—	$—	6,428	$1	$—	$13,070	$(5,273)	$—	$7,802
Issuance of preferred stock, net of offering	—	—	—	—	—	—	—	—	5,974	1	—	—	—	52,812	—	—	52,813
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	11	—	—	3	—	—	3
Repurchase of Series C preferred stock	—	—	—	—	—	—	(1,666)	(1)	—	—	—	—	—	(14,822)	—	—	(14,823)
Conversion of Series C preferred stock to common stock	—	—	—	—	—	—	(1,666)	—	—	—	1,666	1	—	—	—	—	1
Repurchase of common stock	—	—	—	—	—	—	—	—	—	—	(1,978)	(1)	—	(17,276)	—	—	(17,277)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	430	—	—	430
Receivable from stockholder	—	—	—	—	—	—	—	—	—	—	—	—	(227)	—	—	—	(227)
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	217	—	—	217
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,648)	—	(2,648)

Balance as of December 31, 2007	1,221	1	3,615	1	5,272	1	371	—	5,974	1	6,127	1	(227)	34,434	(7,921)	—	26,291
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	31	—	—	12	—	—	12
Redemption of restricted stock	—	—	—	—	—	—	—	—	—	—	(44)	—	—	35	—	—	35
Sale of common stock	—	—	—	—	—	—	—	—	—	—	143	—	—	1,312	—	—	1,312
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	1,903	—	—	1,903
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(41)	(41)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,998)	—	(6,998)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,039)

Balance as of December 31, 2008	1,221	1	3,615	1	5,272	1	371	—	5,974	1	6,257	1	(227)	37,696	(14,919)	(41)	22,514

REACHLOCAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) (Continued)

(in thousands)

	Series A Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Receivable from Stockholder	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2008	1,221	1	3,615	1	5,272	1	371	—	5,974	1	6,257	1	(227)	37,696	(14,919)	(41)	22,514
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	76	—	—	54	—	—	54
Common and restricted stock issued in business combination	—	—	—	—	—	—	—	—	—	—	599	—	—	6,244	—	—	6,244
Stock-based compensation	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$3,253	$—	$—	$3,253
Receivable from stockholder (1)	—	—	—	—	—	—	—	—	—	—	—	—	128	—	—	—	128
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(97)	(97)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10,022	—	10,022
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,925

Balance as of December 31, 2009	1,221	1	3,615	1	5,272	1	371	—	5,974	1	6,932	1	(99)	47,247	(4,897)	(138)	42,118
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	178	—	—	146	—	—	146
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	1,284	—	—	1,284
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(3)	—	—	22	19
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,254)	—	(2,254)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,235)

Balance as of March 31, 2010 (unaudited)	1,221	$1	3,615	$1	5,272	$1	371	$—	5,974	$1	7,110	$1	$(102)	$48,677	$(7,151)	$(116)	$41,313

(1)	Amount reflects the write-off of the receivable from stockholder of $227,000 net of the assumption of loans of $96,000 in connection with the acquisition of ReachLocal Australia (Note 12).

See notes to consolidated financial statements.

REACHLOCAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				Unaudited
Cash flow from operating activities:
Net income (loss)	$(2,648)	$(6,998)	$10,022	$(2,257)	$(2,254)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	940	1,852	3,348	670	1,234
Provision for doubtful accounts	55	212	12	(61)	35
Equity in losses of ReachLocal Australia	—	813	—	—	—
Stock-based compensation, net	406	1,811	2,961	543	1,085
Write-off of stockholder loan	—	—	227	—	—
Gain on purchase of ReachLocal Australia	—	—	(16,223)	—	—
Provision for deferred income taxes	—	—	—	—	(702)
Accrual of interest on deferred payment obligations	—	—	—	—	136
Changes in operating assets and liabilities:
Accounts receivable	(424)	(826)	49	696	(21)
Prepaid expenses and other current assets	23	(75)	(598)	68	308
Other assets	(287)	(603)	(105)	(8)	86
Accounts payable and accrued liabilities	4,839	10,793	8,382	2,150	388
Deferred revenue	4,076	4,909	6,233	1,217	2,118
Deferred rent and other liabilities	441	174	—	(6)	116

Net cash provided by operating activities	7,421	12,062	14,308	3,012	2,529

Cash flow from investing activities:
Additions to property, equipment and software	(2,479)	(5,152)	(5,593)	(892)	(1,682)
Purchase of SMB:LIVE, net of acquired cash	—	—	—	—	(2,753)
Cash contributed to ReachLocal Australia	—	(813)	—	—	—
Purchase of ReachLocal Australia, net of acquired cash	—	—	(3,083)	—	—
Purchases of restricted certificates of deposit	(103)	(65)	(456)	—	—
Proceeds from maturity of certificates of deposit	450	—	—	—	—
Purchases of short-term investments	(23,350)	(155)	(7,730)	(1)	(15)
Proceeds from sale of short-term investment	—	23,350	—	71	—

Net cash provided by (used in) investing activities	(25,482)	17,165	(16,862)	(822)	(4,450)

Cash flow from financing activities:
Loan to stockholder	(227)	—	—	—	—
Proceeds from exercise of stock options	3	11	54	5	147
Repurchase of Series C preferred stock	(14,823)	—	—	—	—
Repurchase of common stock	(17,277)	—	—	—	—
Proceeds from issuance of common stock	—	1,312	—	—	—
Proceeds from issuance of preferred stock, net of issuance costs	53,034	—	—	—	—
Deferred offering costs	—	—	(1,033)	(140)	(899)

Net cash provided by (used in) financing activities	20,710	1,323	(979)	(135)	(752)

Effect of exchange rates on cash	—	(139)	92	(61)	80

Net change in cash and cash equivalents	2,649	30,411	(3,441)	1,994	(2,593)
Cash and cash equivalents—beginning of period	5,760	8,409	38,820	38,820	35,379

Cash and cash equivalents—end of period	$8,409	$38,820	$35,379	$40,814	$32,786

Supplemental disclosure of other cash flow information:
Cash paid for interest	$—	$—	$—	$—	$—

Cash paid for (refund of) income taxes	$11	$214	$277	$168	$(38)

Supplemental disclosure of non-cash investing and financing activities:
Issuance of warrant in connection with issuance of preferred stock	$217	$—	$—	$—	$—

Capitalized non-cash stock-based compensation	$24	$92	$292	$47	$199

Accrued offering costs	$—	$—	$2,066	$—	$2,604

Accrued purchases of fixed assets	$—	$—	$212	$—	$95

Deferred payment obligation	$—	$—	$5,955	$—	$137

See notes to consolidated financial statements.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2009, and March 31, 2010

1. Organization and Description of Business

ReachLocal, Inc. (the “Company”) was incorporated in the state of Delaware in August 2003. The Company’s operations are located in the United States, Canada, the United Kingdom, Australia and India. The Company’s mission is to help small and medium-sized businesses, or SMBs, acquire, maintain and retain customers via the Internet. The Company offers a comprehensive suite of online marketing and reporting solutions, including search engine marketing, display advertising, remarketing and online marketing analytics, each targeted to the SMB market. The Company delivers these solutions to SMBs through a combination of its proprietary RL Platform and its direct, internally-trained, “feet-on-the-street” sales force of Internet Marketing Consultants, or IMCs, which the Company refers to as its Direct Local Channel. In addition, the Company sells to national brands with operations in multiple local markets and select third-party agencies and resellers through its National Brands, Agencies, and Resellers channel.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of ReachLocal, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2010, the consolidated statements of operations and of cash flows for the three months ended March 31, 2009 and 2010, and the consolidated statement of stockholders’ equity and comprehensive income (loss) for the three months ended March 31, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2009 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period of for any other future year.

Unaudited Pro Forma Consolidated Balance Sheet and Pro Forma Net Income Per Share

Upon the consummation of the initial public offering contemplated herein, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The March 31, 2010 unaudited pro forma consolidated balance sheet data and the unaudited pro forma basic and diluted net income per share have been prepared assuming the conversion of all convertible preferred stock outstanding as of March 31, 2010 into 16,712,120 shares of common stock.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Foreign Currency Translation

The Company’s operations are conducted in several countries around the world, and the financial statements of its foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). Financial information is translated from the applicable functional currency to the U.S. dollar, the reporting currency, for inclusion in the Company’s consolidated financial statements. Income, expenses, and cash flows are translated at average exchange rates prevailing during the period, and assets and liabilities are translated at exchange rates in effect at the balance sheet date. Resulting translation adjustments are included as a component of accumulated other comprehensive income (loss), net in stockholders’ equity. Foreign exchange transaction gains and losses are included in other income (expense), net in the accompanying consolidated statements of operations. Exchange gains and losses on intercompany balances that are considered permanently invested are also included as a component of accumulated other comprehensive loss in stockholders’ equity.

Foreign currency translation adjustments included in other comprehensive loss, were ($41,000), ($97,000) and $22,000 for the years ended December 31, 2008 and 2009, and for the three months ended March 31, 2010, respectively. There were no foreign currency translation adjustments for 2007. For the years ended December 31, 2008 and 2009, the Company recorded $79,000 and ($5,000) of other income (loss) from foreign exchange transactions, respectively. For the three months ended March 31, 2009 and 2010, the Company recorded $7,000 and ($4,000), respectively, of other income (loss) from foreign exchange transactions.

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments with original maturities of three months or less at the time of purchase as cash equivalents. As of December 31, 2008 and 2009, and March 31, 2010, cash equivalents consist of demand deposits and money market accounts. Cash equivalents are stated at cost, which approximates fair value.

Short-Term Investments

The Company classifies short-term investments when the original maturity is less than one year, or when the Company intends to sell the investment within one year. As of December 31, 2008 and 2009, and March 31, 2010, short-term investments consisted of certificates of deposit. All of the short-term investments are classified as available-for-sale. The carrying value reported in the accompanying consolidated balance sheets approximates fair value.

Restricted Cash

Restricted cash represents certificates of deposit held at financial institutions, which are pledged as collateral for letters of credit related to lease commitments. The restrictions will lapse when the letters of credit expire at the end of the respective lease terms in 2020. As of December 31, 2008 and 2009, and March 31, 2010, the Company had restricted certificates of deposit in the amounts of $661,000, $1,131,000, and $1,140,000, respectively. Restricted certificates of deposit are classified as non-current assets.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The Company holds its cash and cash equivalents, short-term investments and restricted cash with major financial institutions around the world.

Cash and cash equivalents and certificates of deposit are deposited with a limited number of financial institutions in the United States, Australia, United Kingdom and Canada. The balances held at any one financial

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

institution are generally in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance limits or, in foreign territories, local insurance limits. To date, the Company has not experienced any loss or lack of access to cash in its operating accounts. However, the Company can provide no assurances that access to its cash and cash equivalents will not be impacted by adverse conditions in the financial markets. As of December 31, 2009 and March 31, 2010, the bank balances in excess of insured limits was $36,748,000 and $28,193,000, respectively. The Company had $5,498,000 and $7,763,000 in foreign bank accounts as of December 31, 2009 and March 31, 2010, respectively.

The Company’s customers are dispersed both geographically and across a broad range of industries. Receivables are generated primarily through agencies. Management performs ongoing evaluation of trade receivables for collectibility and provides an allowance for potentially uncollectible accounts. The following table summarizes the change in the Company’s allowance for doubtful accounts for each of the three years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2010 (in thousands):

	December 31			March 31, 2010
	2007	2008	2009
				(Unaudited)
Allowance for doubtful accounts as of the beginning of the period	$49	$102	$314	$142
Additions charged to expense	55	212	12	35
Write-offs	(2)	—	(184)	(8)

Allowance for doubtful accounts as of the end of the period	$102	$314	$142	$169

As of December 31, 2008, two clients accounted for 18% and 16% of the total accounts receivable balance. As of December 31, 2009, one client accounted for 14% of the total accounts receivable balance. As of March 31, 2010, one client accounted for 14% of the total accounts receivable balance.

In 2007, 2008, 2009 and the three months ended March 31, 2010, no client accounted for more than 10% of the Company’s total revenue.

During 2007, 2008, 2009 and the three months ended March 31, 2010, nearly all of the Company’s cost of revenue was for the purchase of media and nearly all of the media the Company purchased was from Google, Yahoo! and Microsoft. During each of the years ended December 31, 2007, 2008, 2009 and the three months ended March 31, 2010, a substantial majority of the media the Company purchased was from Google.

Deferred Offering Costs

Deferred offering costs of $3,099,000 and $4,536,000 are included in the accompanying consolidated balance sheet at December 31, 2009 and March 31, 2010, respectively. Upon the consummation of the Company’s initial public offering, these amounts will be offset against the proceeds of the offering. There were no amounts capitalized as of December 31, 2007 or 2008.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of the assets or, where applicable and if shorter, over the lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Estimated useful lives of assets are as follows:

Computer hardware and software	3 years
Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of 3 years or term of lease

Software Development Costs

Costs related to internal-use software are accounted for in accordance with ASC Topic 350-40, Intangibles—Internal Use Software, under which the Company capitalizes costs to develop software when management has determined that the development efforts will result in new or additional functionality or new products. Costs capitalized as internal use software are amortized on a straight-line basis over the estimated useful life of the software, estimated to be three years. Costs incurred prior to meeting these criteria and costs associated with ongoing maintenance are expensed as incurred and are recorded along with amortization of capitalized software development costs as product and technology expenses within the accompanying consolidated statements of operations.

Goodwill

At December 31, 2009 and March 31, 2010, the Company had $32,388,000 and $34,118,000 of goodwill, respectively, which resulted from the acquisitions of ReachLocal Australia and SMB:LIVE (Note 4).

Management evaluates goodwill for impairment using a two-step process that is performed at least annually, or whenever events or circumstances indicate that goodwill may be impaired. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of goodwill is greater than the implied value, an impairment is recognized for the difference. The Company has not observed any events or circumstances indicating that goodwill has been impaired and accordingly, no impairment review of goodwill was performed. Management will perform an annual impairment test of goodwill as of the first day of each fiscal fourth quarter, starting on October 1, 2010.

Long-Lived Assets

In accordance with ASC Topic 360-10, Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets, management reviews the carrying values of long-lived assets, including intangible assets, for possible impairment whenever events or changes in circumstance indicate that the related carrying amount may not be recoverable. Undiscounted cash flows are compared to the carrying value and when required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the estimated fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell. Management has determined that there was no impairment of long-lived assets as of December 31, 2008, 2009, and March 31, 2010.

In accounting for the ReachLocal Australia acquisition, the Company recorded other intangible assets related to pre-existing client relationships of $2,300,000. At December 31, 2009, the Company had $2,068,000 of intangible assets resulting from the acquisition. In accounting for the acquisition of SMB:LIVE, the Company recorded other intangible assets related to purchased technology of $2,300,000. At March 31, 2010, the Company had $4,113,000 of intangible assets resulting from these acquisitions. The Company reports finite-lived, acquisition-related intangible assets at fair value, net of accumulated amortization. Identifiable intangible assets

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

are amortized on a straight-line basis over their estimated useful lives of three years. Straight-line amortization is used because no other pattern over which the economic benefits will be consumed can be reliably determined.

In accordance with ASC 350-30, management evaluates intangible assets for impairment whenever events or circumstances indicate an impairment may exist. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value. Management estimates fair value utilizing the projected discounted cash flow method and a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. When calculating fair value, management makes assumptions regarding estimated future cash flows, discount rates and other factors. The Company has not observed any events or circumstances indicating that goodwill has been impaired and accordingly, no impairment review of goodwill was performed.

Leases

The Company leases facilities under operating leases, and accounts for those leases in accordance with ASC Topic 840, Leases. For leases that contain escalation or rent concessions provisions, management recognizes rent expense during the lease term on a straight-line basis over the term of the lease. The difference between rent paid and straight-line rent expense is recorded as a deferred rent liability in the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue for its services when all of the following criteria are satisfied:

•	persuasive evidence of an arrangement exists;

•	services have been performed;

•	the selling price is fixed or determinable; and

•	collectability is reasonably assured.

The Company recognizes revenue as the cost for the third-party media is incurred, which is upon delivery of the advertising on behalf of its clients. The Company recognizes revenue for its ReachSearch product as clicks are recorded on sponsored links on the various search engines and for its ReachDisplay product when the display advertisements record impressions or as otherwise provided in its agreement with the applicable publisher. The Company recognizes revenue when it charges set-up, management or other fees on a straight line basis over the term of the related campaign contract or the completion of any obligation for services, if shorter. When the Company receives advance payments from clients, management records these amounts as deferred revenue until the revenue is recognized. When the Company extends credit, management records a receivable when the revenue is recognized.

When the Company sells through agencies, it either receives payment in advance of services or in some cases extends credit. The Company pays each agency an agreed-upon commission based on the revenue it earns or cash it receives. Some agency clients who have been extended credit may offset the amount otherwise due to the Company by any commissions they have earned. The Company follows the guidance of “Revenue Recognition in Financial Statements” in accordance with ASC Topic 605-45, Revenue Recognition—Principle Agent Consideration, in determining whether it is appropriate to record the gross amount of campaign revenue or the net amount earned after commissions. As the Company is the primary party obligated in the arrangement, subject to the credit risk, with discretion over both price and media, management recognizes the gross amount of such sales as revenue and any commissions are recognized as a selling and marketing expense.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company also has a small number of resellers. Resellers integrate the Company’s services, including ReachSearch, ReachDisplay, remarketing and TotalTrack, into their product offerings. In each case, the resellers integrate with the Company RL Platform through a custom Application Programming Interface (API). Resellers are responsible for the price and specifications of the integrated product offered to their clients. Resellers pay the Company in arrears, net of commissions and other adjustments. Management recognizes revenue generated under reseller agreements net of the agreed-upon commissions and other adjustments earned or retained by the reseller, as management believes that the reseller has retained sufficient control and bears sufficient risks to be considered the primary obligor in those arrangements.

The Company offers future incentives to clients in exchange for minimum annual commitments. In these circumstances, management estimates the amount of the future incentives that will be earned by clients and defers a portion of the otherwise recognizable revenue. Estimates are based upon a statistical analysis of previous campaigns for which such incentives were offered. Should a client not meet its minimum annual commitment and no longer qualify for the incentive, management recognizes the revenue previously deferred related to the estimated incentive.

Cost of Revenue

Cost of revenue consists primarily of the cost of media acquired from third-party publishers. Media cost is classified as cost of revenue in the corresponding period in which revenue is recognized. From time to time, publishers offer the Company rebates based upon various factors and operating rules, including the amount of media purchased. Management records these rebates in the period in which they are earned as a reduction to cost of revenue and the corresponding payable to the applicable publisher. Cost of revenue also includes third-party telephone and information services costs, data center and third-party hosting costs, credit card processing fees and other direct costs. In addition, cost of revenue includes costs to initiate, operate and manage clients’ campaigns, other than costs associated with the Company’s sales force, which are reflected as selling and marketing expenses. These costs include salaries, benefits, bonuses and stock-based compensation for the related staff and allocated overhead such as depreciation expense, rent and utilities, as well as an allocable portion of our technical operations costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related expenses for selling and marketing staff, including salaries and wages, commissions, benefits, bonuses and stock-based compensation; travel and business costs; training, recruitment, marketing and promotional events; advertising; other brand building and product marketing expenses; and occupancy, technology and other direct overhead costs. A portion of the compensation for IMCs, sales management and other employees in the sales organization is based on commissions. In addition, the cost of agency commissions is included in selling and marketing expenses.

Product and Technology Expenses

Product and technology expenses consist primarily of personnel and related expenses for product development and technology staff, including salaries, benefits, bonuses and stock-based compensation, and the cost of certain third-party service providers and other expenses, including occupancy, technology and other direct overhead costs. Technology operations costs, including related personnel and third-party costs, are included in product and technology expenses. The Company capitalizes a portion of its software development costs (Note 6) and, accordingly, includes amortization of those costs as costs of product and technology as the RL Platform addresses all aspects of the Company’s activities, including supporting the IMC selling and consultation process, online publisher integration, efficiencies and optimization, providing insight to clients into the results and effects of their online advertising campaigns and supporting all of the financial and other back-office functions of the business.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance, human resources and corporate communications, including wages, benefits, bonuses and stock-based compensation, professional fees, insurance premiums and other expenses, including occupancy, technology and other direct overhead, certain costs in preparation to become a public company and other corporate expenses.

Advertising Expenses

The Company expenses advertising as incurred. Advertising expense was $357,000, $611,000 and $638,000 for the years ended December 31, 2007, 2008 and 2009, and was $136,000 and $191,000 for the three months ended March 31, 2009 and 2010, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718. ASC Topic 718 requires compensation expense related to stock-based transactions, including employee stock options, to be measured and recognized in the financial statements based on fair value. On January 1, 2006, the Company implemented the attribution method under ASC Topic 718, which requires companies to reduce current stock-based compensation expenses recorded by the effect of anticipated forfeitures. Prior to January 1, 2006, reduction in the stock-based compensation expense for forfeitures was recorded in the period in which the award was forfeited. Management estimates forfeitures based upon its historical experience, which has resulted in a small expected forfeiture rate.

Under ASC Topic 718, the fair value of each award is estimated on the date of the grant and amortized over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based payment awards on the date of grant. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating the value per share of common stock, volatility, expected term and risk-free interest rate. The assumptions used in calculating the fair value of stock-based awards represent management’s estimate based on judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the Black-Scholes model significantly changes, stock-based compensation for future awards may differ materially from the awards granted previously.

Net Income (Loss) Per Share

Basic net income (loss) per share available to common stockholders is computed by dividing the net income (loss) available to common stockholders for the year by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per share available to common stockholders is computed by dividing the net income (loss) for the year by the weighted average number of common and potential dilutive shares outstanding during the year, to the extent such shares are dilutive. Potential dilutive shares are composed of incremental common shares issuable upon the exercise of stock options, warrants and unvested restricted shares using the treasury stock method and convertible preferred stock under the if converted method, where such conversions are dilutive.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Net income for 2009 has been allocated to the common and preferred stockholders based on their rights to participate in any dividends assuming all earnings had been distributed as follows (in thousands):

Net income	$10,022

Preferred stockholders:
Assumed non-cumulative dividends	5,069
Pro-rata income, after assumed dividends	3,569

Undistributed income attributable to preferred stockholders	8,638

Common stockholders:
Net income available to common stockholders	$1,384

Since the owners of the Company’s preferred stock are not contractually obligated to share in the Company’s losses, no allocation was made to preferred stock for periods where a net loss existed. In addition, the conversion of the convertible preferred stock outstanding into 16,712,120 shares of common stock upon completion of the initial public offering was not included in diluted net income per share for 2009 under the if-converted method because the results would have been anti-dilutive.

Potentially anti-dilutive securities excluded from the calculation of diluted net income (loss) per common share are as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Convertible preferred stock	14,572	16,712	16,712	16,712	16,712
Restricted stock subject to repurchase	1,009	508	—	279	98
Estimated reserved shares for SMB:LIVE acquisition	—	—	—	—	149
Stock options and warrants	1,359	2,685	1,610	2,813	612

	16,940	19,905	18,322	19,804	17,571

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth a reconciliation of the number of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Net income (loss) available to common stockholders	$(2,648)	$(6,998)	$1,348	$(2,257)	$(2,254)

Basic shares:
Weighted average number of common shares outstanding	5,322	5,677	6,283	5,987	6,968

Diluted shares:
Weighted average number of common shares outstanding	5,322	5,677	6,283	5,987	6,968
Add restricted stock subject to repurchase	—	—	196	—	—
Add options and warrants to purchase common shares	—	—	1,422	—	—

Weighted average shares used to compute diluted net income (loss) per share available to common stockholders	5,322	5,677	7,901	5,987	6,968

Net income (loss) per share:
Basic	$(0.50)	$(1.23)	$0.22	$(0.38)	$(0.32)

Diluted	$(0.50)	$(1.23)	$0.18	$(0.38)	$(0.32)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Unaudited Pro Forma Net Income per Share

Pro forma basic and diluted net income per share have been computed to give effect to the conversion of the Company’s preferred stock (using the “if converted” method) into common stock as though the conversion had occurred at the beginning of the periods (in thousands, except per share data):

	Year Ended December 31, 2009	Three Months Ended March 31, 2010
Net income (loss)	$10,022	$(2,254)

Basic shares:
Weighted average number of common shares outstanding	6,283	6,968
Add pro forma adjustment to reflect conversion of preferred stock	16,712	16,712

Weighted average shares used to compute basic pro forma net income per share	22,995	23,680

Diluted shares:
Weighted average number of common stock and common stock equivalents outstanding	7,901	6,968
Add pro forma adjustment to reflect conversion of preferred stock	16,712	16,712

Weighted average shares used to compute diluted pro forma net income per share	24,613	23,680

Pro forma net income per share:
Basic	$0.44	$(0.10)

Diluted	$0.41	$(0.10)

Stock Split

On September 17, 2007, and in conjunction with the issuance of Series D convertible preferred stock, the Company implemented a five-for-one forward stock split of its existing preferred stock. Share, per share, and stock option data for all periods presented in the consolidated financial statements and related disclosures have been adjusted to give effect to the stock split. This split was effected so that the preferred stock would thereafter convert on a one-for-one basis, as the Company had effected a five-for-one forward split of its common stock in 2006.

Income Taxes

The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has adopted ASC Topic 740-10, Income Taxes, effective January 1, 2007 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Company records tax benefits for income tax positions only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. Management considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may differ from actual outcomes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

With the adoption of ASC Topic 740-10, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle as of the date of adoption. The Company did not record an adjustment to retained earnings on adopting the new standard. ASC Topic 740-10 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. See Note 10 for additional information, including the effects of adoption on our consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Standards

Effective July 1, 2009, the Company adopted the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or the ASC or the Codification, and the Hierarchy of Generally Accepted Accounting Principles under ASC Topic 105. This standard establishes only two levels of U.S. generally accepted accounting principles, or GAAP: authoritative and nonauthoritative. The Codification became the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became nonauthoritative. The Company began using the new guidelines and numbering system prescribed by the Codification when referring to GAAP, and references to specific accounting authority within the ASC are referred to by their Topic number. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on our financial statements.

ASC Topic 810, Consolidation, eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additionally, this pronouncement requires additional disclosures about an enterprise’s involvement in variable interest entities and is effective for the Company as of January 1, 2009. The adoption of this pronouncement did not have a material impact on the consolidated financial statements.

ASC Topic 260-10, Earnings per Share, provides that unvested stock-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, companies are required to retrospectively adjust their earnings per share data (including any amounts related to interim periods, summaries of earnings, and selected financial data) to conform to this pronouncement. This pronouncement is effective for us as of January 1, 2009. The adoption of this pronouncement did not have a material impact on the consolidated financial statements.

ASC Topic 805, Business Combinations, establishes principles and requirements regarding how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, contingent consideration, contractual contingencies and any noncontrolling interest in the acquiree and addresses the recognition and measurement of goodwill acquired in a business combination. This guidance also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This pronouncement is effective for the Company as of January 1, 2009. Management has applied this standard in recording the acquisition of ReachLocal Australia. See Note 4.

ASC Topic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill, requires companies estimating the useful life of a recognized intangible asset to consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, to consider assumptions that market participants would use about renewal or extension. This pronouncement is effective for the Company as of January 1, 2009 and the adoption did not have a material effect on the consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ASC Topic 820, Fair Value Measurements and Disclosures, delays the effective date of certain fair value measurements to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Assets and liabilities subject to this deferral include goodwill, intangible assets, and long-lived assets measured at fair value for impairment assessments, and nonfinancial assets and liabilities initially measured at fair value in a business combination. This pronouncement is effective for the Company as of January 1, 2009 and the adoption did not have a material effect on the consolidated financial statements as management has not remeasured any of its non-financial assets or liabilities.

ASC Topic 810-10-65-1, Consolidation—Overall, Transition, establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement is effective for fiscal years beginning on or after December 15, 2008. This pronouncement is effective for the Company as of January 1, 2009. The Company has no minority interests reported in the financial statements, thus the adoption of this pronouncement did not have a material effect on the consolidated financial statements.

ASC Topic 855-10, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855-10 did not have a material impact on the consolidated financial statements. Management has considered subsequent events up to February 24, 2010, the date these audited financial statements were filed with the SEC, in preparing these financial statements. Management has considered subsequent events up to April 26, 2010 in preparing the interim financial statements as of March 31, 2010.

Effective June 30, 2009, the Company adopted three Accounting Standard Updates, or ASUs, which were intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. They also provide additional guidelines for estimating fair value in accordance with fair value accounting. The first ASU, as codified in ASC Topic 820-10, provides additional guidelines for estimating fair value in accordance with fair value accounting. The second ASU, as codified in ASC Topic 320-10 changes accounting requirements for other-than-temporary-impairment (OTTI) for debt securities by replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it will not be required to sell the security before the recovery of its amortized cost basis. The third ASU, as codified in ASC Topic 825-10, increases the frequency of fair value disclosures. These updates are effective for fiscal years and interim periods ended after June 15, 2009. The adoption of these accounting updates did not have a material impact on the consolidated financial statements.

In October 2009, ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, or ASU 2009-13, was issued. This ASU, as codified in ASC Topic 605-25-65, amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC Subtopic 605-25. The consensus to ASU 2009-13 provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and allows for retroactive application. This pronouncement is effective for the Company as of January 1, 2011. Management is currently evaluating the potential impact of this standard on the financial position and results of operations.

3. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted ASC Topic 820, for financial assets and liabilities only. ASC Topic 820 defines fair value, establishes a framework for measuring fair value under GAAP and enhances

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

disclosures about fair value measurements. Under ASC Topic 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC Topic 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table summarizes the basis used to measure certain of the Company’s financial assets that are carried at fair value (in thousands):

		Basis of Fair Value Measurement
	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$38,820	$38,820	$—	$—
Certificates of deposit	$968	$968	$—	$—

		Basis of Fair Value Measurement
	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$35,379	$35,379	$—	$—
Certificates of deposit	$9,168	$9,168	$—	$—

		Basis of Fair Value Measurement
(Unaudited)	Balance at March 31, 2010	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$32,786	$32,786	$—	$—
Certificates of deposit	$9,192	$9,192	$—	$—

4. Acquisitions

Acquisition of ReachLocal Australia

On December 21, 2006, the Company and NetUs Pty. Ltd. (“NetUs”) established ReachLocal Australia Pty Ltd. (“ReachLocal Australia”), a 50/50 joint venture, to provide the Company’s online marketing services to the defined territories of Australia and New Zealand. In exchange for its ownership interest and concurrent with the formation of the joint venture, the Company entered into a software license agreement with ReachLocal Australia. Under the terms of the joint venture agreement, the Company was not contractually obligated to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

provide any funding to ReachLocal Australia. Under the software license agreement, the Company developed and supported proprietary software, similar to its current proprietary software used in the United States, for the exclusive use of ReachLocal Australia for Internet advertising campaigns in the defined territories of Australia and New Zealand (the “Australian Platform”). The Company granted ReachLocal Australia an exclusive perpetual right and license to use the Australian Platform and agreed to provide services required under the agreement within the defined territories.

On December 22, 2006, ReachLocal Australia entered into an Executive Equity Participation Agreement with Elysium Corporation Pty Ltd. (“Elysium”). Elysium is the trustee of The Power Family Discretionary Trust, and the agreement was in exchange for the service and employment of Steven Power, Managing Director of ReachLocal Australia. Pursuant to the agreement, Elysium was issued 5% of the outstanding capital stock of ReachLocal Australia and both the Company’s and NetUs’ fully diluted ownership was reduced to 47.5%.

On March 13, 2007, the Company and NetUs entered into a first amendment to the software license agreement and a first amendment to the joint venture agreement. Pursuant to the agreement, the Company agreed to provide a credit of $250,000 towards future upgrades and modifications of the Australian Platform to offset charges otherwise allowed under the software license agreement. In addition, NetUs increased its funding obligation to ReachLocal Australia by an additional $750,000 up to a maximum of $2,750,000.

ReachLocal Australia had minimal operations in 2006. During 2007, the Company’s proportionate loss in ReachLocal Australia exceeded the carrying value of its investment. Accordingly, the Company recorded a loss in the amount of $250,000 to reduce the carrying value of the investment in ReachLocal Australia to zero. No additional loss accruals were recorded in 2007 as the Company had no obligation for additional contributions to ReachLocal Australia at that time.

On March 25, 2008, the Company and NetUs entered into the second amendment to the joint venture agreement providing that each party would provide additional funding up to Australian $900,000 for a combined total of Australian $1,800,000 to meet the working capital requirements of the business. During 2008, the Company made the required funding payments of Australian $900,000 and due to continued losses of ReachLocal Australia, the entire commitment was recognized as equity in losses of unconsolidated joint venture in the accompanying 2008 consolidated statement of operations.

On September 11, 2009, the Company acquired the remaining interest in ReachLocal Australia for approximately $17,931,000, which consisted of the issuance of 598,665 shares of common stock (including 22,000 shares of restricted stock—see Note 9) valued at $10.43 per share (which represented the latest quarterly valuation of our common stock performed prior to the acquisition date), a cash payment in the amount of $5,810,000 and a non-interest bearing deferred payment obligation of $6,141,000. This obligation is to be paid on the earlier of the first anniversary of the acquisition of ReachLocal Australia, or upon the successful completion of an initial public offering or other liquidating transaction. If not paid on the first anniversary, the note will begin to bear interest at 4.5% per year thereafter. For purposes of determining the Company’s acquisition consideration, management discounted the note to its estimated net present value using the interest rate stipulated for further deferral of 4.5% for one year, or $5,876,000. There was no contingent consideration issued in conjunction with the purchase. The assets acquired by the Company include cash, accounts receivable, intangible assets, property, plant and equipment, and other current assets. As a result of this transaction, ReachLocal Australia became a wholly owned subsidiary of the Company and accordingly, management applied the provisions of ASC Topic 810, Consolidation. In conjunction with the acquisition, the Company incurred approximately $312,000 in costs that are reflected in general and administrative expense in the accompanying consolidated financial statements for 2009.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with ASC Topic 805, the Company recorded the assets and liabilities acquired at their respective fair values, and the Company recorded a gain of $16,223,000, which represents its share of the excess of fair value over the carrying value of the investment in ReachLocal Australia. The Company did not record a deferred income tax liability associated with the gain in accordance with ASC Topic 740-30-25-18 since the excess of the amount for financial reporting over the corresponding tax basis is essentially permanent in duration (Note 10). The following table summarizes the fair value of assets and liabilities acquired (in thousands):

Assets acquired:
Cash	$2,727
Property and equipment	334
Other current assets (including accounts receivable)	190
Intangible assets	2,300
Goodwill	32,388

Total assets acquired	37,939
Liabilities assumed:
Accounts payable	3,170
Deferred revenue	615

Total fair value of assets and liabilities acquired	$34,154

The acquisition of ReachLocal Australia allows the Company to provide services directly to the Australia and New Zealand markets. This factor contributed to a purchase price in excess of the fair value of the net tangible and intangible assets acquired, and, as a result, the Company recorded goodwill in connection with this transaction.

The intangible assets acquired consist of customer relationships, which are being amortized over their estimated useful life of three years using the straight line amortization method. At December 31, 2009, the remaining amortization of intangibles is as follows (in thousands):

Year ending December 31,	December 31, 2009
2010	$767
2011	767
2012	534

Total	$2,068

Amortization expense for the intangible assets was $231,000 and $192,000 for the year ended December 31, 2009 and for the three months ended March 31, 2010, respectively. Accumulated amortization for the intangible asset was $231,000 and $423,000 as of December 31, 2009 and March 31, 2010, respectively.

The results of the ReachLocal Australia operations for the period post-acquisition, including revenue of $6,119,000, have been included in the Company’s consolidated financial statements for the year ended December 31, 2009 since the acquisition date of September 11, 2009.

Acquisition of SMB:LIVE (Unaudited)

On February 22, 2010, the Company acquired all of the issued and outstanding common stock of SMB:LIVE Corporation (“SMB:LIVE”) for consideration of approximately $8,491,000 in cash and stock. SMB:LIVE is a provider of data syndication and social media monitoring products and services to SMBs. With the technology acquired through the SMB:LIVE acquisition, the Company is developing a digital presence and reputation management solution designed to enable an SMB to publish multi-media content from a single interface to a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

business profile page hosted by the Company as well as to local directory sites, search engines and social media sites, including Twitter and Facebook. In addition, the Company will provide automated monitoring of local review sites, social media sites, and local blogs for references to the SMB or comments related to the SMB’s business to provide an SMB with feedback, alerts and analytics to assist it in managing its online reputation.

On the closing date, the Company paid $2,758,000 in cash as part of the purchase price. The balance of the consideration, (the “Deferred Consideration”), of up to $5,733,000 is payable in cash and stock of the Company and is subject to the achievement of certain employee retention objectives. These retention objectives require a minimum number of the acquired personnel to remain continuously employed for each milestone payment as described below. If such retention objectives are not met, all or a portion of the Deferred Consideration will be forfeited. All of the acquired employees were sellers and they represent the majority of sellers. In accordance with ASC 805, the Company will recognize the Deferred Consideration amounts as compensation expense over the period in which it is earned (Note 9). Of the Deferred Consideration $4,741,000 is payable in shares of the Company’s common stock, based on the price per share as determined on the completion of the Company’s initial public offering, and the balance is payable in cash. The following table summarizes the Deferred Consideration milestone payments, assuming all retention objectives are met and there have been no offsets for indemnity claims (in thousands):

	Deferred Cash Consideration	Deferred Stock Consideration	Total
February 22, 2011	$ 165	$1,171	$1,336
August 22, 2011	252	1,214	1,466
February 22, 2012	575	2,356	2,931

Total Deferred Consideration	$992	$4,741	$5,733

In conjunction with the acquisition, the Company incurred approximately $264,000 in costs that are reflected in general and administrative expense in the accompanying unaudited consolidated financial statements for the three months ended March 31, 2010.

The Company recorded the assets and liabilities acquired at their respective fair values. The following table summarizes the fair value of assets and liabilities acquired (in thousands):

Assets acquired:
Cash	$5
Accounts receivable	142
Property and equipment	39
Other current assets	13
Intangible assets	2,300
Goodwill	1,730

Total assets acquired	4,229
Liabilities assumed:
Accounts payable and accrued expenses	732
Other current liabilities	38
Deferred tax liability	701

Total fair value of assets and liabilities acquired	$2,758

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The intangible assets acquired consist of SMB:LIVE’s developed technology, which is being amortized over its estimated useful life of three years using the straight line method. At March 31, 2010, the remaining amortization of intangibles is as follows (in thousands):

Year Ended December 31,
2010 (9 Months)	$575
2011	767
2012	767
2013	127

Total	$2,236

For the three months ended March 31, 2010, amortization expense related to the acquired developed technology was $64,000.

The results of SMB:LIVE’s operations for the period post-acquisition were not significant for the period ended March 31, 2010.

5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
Computer hardware and software	$2,928	$4,126	$4,417
Office equipment	611	660	662
Furniture and fixtures	1,651	1,931	1,992
Leasehold improvements	968	1,149	1,155
Assets not placed in service	8	361	516

	6,166	8,227	8,742
Less: Accumulated depreciation and amortization	(1,642)	(3,327)	(3,825)

	$4,524	$4,900	$4,917

Depreciation expense for property and equipment was $398,000, $1,094,000 and $1,680,000 for the years ended December 31, 2007, 2008 and 2009, and $378,000 and $502,000 for the three months ended March 31, 2009 and 2010, respectively.

6. Software Development Costs

Capitalized software development costs consisted of the following (in thousands):

	December 31,		March 31,
	2008	2009	2010
			(Unaudited)
Capitalized software development costs	$4,096	$8,477	$9,981
Accumulated amortization	(1,941)	(3,378)	(3,854)

Capitalized software development costs, net	$2,155	$5,099	$6,127

The Company recorded amortization expense of $542,000, $758,000 and $1,437,000 during the years ended December 31, 2007, 2008 and 2009, and $292,000 and $476,000 for the three months ended

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2009 and 2010, respectively. As of December 31, 2009 and March 31, 2010, $1,455,000 and $2,384,000, respectively, of capitalized software development costs are related to projects still in process.

7. Commitments and Contingencies

The Company leases office facilities under operating lease agreements that expire at various dates through 2020. The terms of our lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease term.

Rental expense, principally for leased office space under operating lease commitments, was $1,425,000, $3,717,000 and $4,599,000 for the years ended December 31, 2007, 2008 and 2009, and $1,068,000 and $1,454,000 for the three months ended March 31, 2009 and 2010, respectively.

As of December 31, 2009, future minimum payments under non-cancelable operating leases are as follows (in thousands):

Year Ended December 31,
2010	$5,220
2011	3,925
2012	2,507
2013	1,909
2014	894
Thereafter	2,474

$16,929

Deferred Payment Obligations

As part of the consideration paid for ReachLocal Australia, the Company is required to make a lump sum payment to the sellers in the approximate amount of $6,141,000. The timing of this payment is the earlier of September 11, 2010 or the consummation of our initial public offering or other liquidating transaction. In the event the Company has not completed its initial public offering, or there has not been a liquidating transaction by September 11, 2010, the Company has the right to defer payment (see Note 4 for the terms of the Note).

As part of the consideration paid for SMB:LIVE, the Company will pay up to approximately $992,000 in cash and $4,741,000 in stock based upon the achievement of certain milestones tied to employee retention objectives (Notes 4 and 9). Depending upon the achievement of the employee retention objectives, the deferred consideration may be reduced or eliminated.

Letters of Credit and Restricted Certificates of Deposit

As of December 31, 2008 and 2009, and March 31, 2010, the Company maintained letters of credit totaling $661,000, $1,131,000 and $1,140,000, respectively, to secure its obligations under facility operating lease agreements. The letters of credit are collateralized by restricted certificates of deposit and automatically renew for successive one-year periods over the duration of the lease term. As of December 31, 2008 and 2009 and March 31, 2010, the Company was required to maintain cash reserve balances of at least $661,000, $1,131,000, and $1,140,000, respectively, to secure these letters of credit. These amounts were classified as restricted certificates of deposit in the accompanying consolidated balance sheets.

Litigation

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of such matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

On March 1, 2010, a class action lawsuit was filed by two of the Company’s former employees in California Superior Court in Los Angeles, California. The complaint alleges wage and hour violations in a Fair Labor Standards Act collective action and a California class action. The classes for each action have not been certified and potentially consist of approximately 1,000 persons for the federal collective action and approximately 250 persons for the California class action. The case is at an early stage and the Company has not yet determined the amount of liability, if any, that may result from the lawsuit. At this time, however, the Company does not believe that this litigation will have a material adverse impact on the company.

8. Stockholder’s Equity

Common Stock

At December 31, 2009 and March 31, 2010, there were 30,000,000 shares of common stock authorized at December 31, 2009 and March 31, 2010, there were 6,932,324 and 7,110,062, respectively, issued and outstanding. Holders of common stock are entitled to dividends if and when declared by the board of directors. On December 20, 2009, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

At December 31, 2009 and March 31, 2010, the Company has reserved the following shares of common stock for future issuances in connection with:

	December 31, 2009	March 31, 2010
		(Unaudited)
Series A convertible preferred stock	1,221,120	1,221,120
Series B-1 convertible preferred stock	3,615,330	3,615,330
Series B-2 convertible preferred stock	5,271,980	5,271,980
Series C convertible preferred stock	370,315	370,315
Series D convertible preferred stock	6,233,375	6,233,375
Stock option plans:
Options outstanding	5,395,664	5,173,693
Options available for future grants	141,401	185,634
Warrants outstanding	91,137	91,137
Estimated reserved shares for SMB:LIVE	—	319,259

	22,340,322	22,481,843

Series A Convertible Preferred Stock

In February 2004, the Company issued 813,955 shares of Series A convertible preferred stock (“Series A preferred stock”) at $0.61 per share, resulting in gross proceeds of approximately $500,000. In May 2004, the Company amended its certificate of incorporation to increase the authorized shares of the Series A preferred stock to 1,221,120 shares. This issuance resulted in an additional 407,165 shares of Series A preferred stock for gross proceeds of approximately $250,000. Offering costs related to Series A preferred stock amounted to $31,000.

Series B Convertible Preferred Stock

In June 2004, the Company issued 3,615,330 shares of Series B-1 convertible preferred stock (“Series B-1 preferred stock”) at $0.55 per share and 5,271,980 shares of Series B-2 convertible preferred stock (“Series B-2 preferred stock”) at $0.95 per share. The gross proceeds approximated $2,000,000 and $4,984,000 for the Series B-1 preferred stock and B-2 preferred stock, before issuance costs of $62,000 and $11,000, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Series C Convertible Preferred Stock

In June 2006, the Company issued 2,221,890 shares of Series C convertible preferred stock (“Series C preferred stock”) at $1.35 per share, resulting in gross proceeds of approximately $3,000,000. In September 2006, the Company issued an additional 1,481,260 shares of Series C preferred stock at $1.35 per share, resulting in gross proceeds for approximately $2,000,000. Offering costs related to Series C preferred stock amounted to $25,000.

Series D Convertible Preferred Stock

In September 2007, the Company issued 5,974,612 shares of Company’s Series D convertible preferred stock (“Series D preferred stock”) at $9.23 per share, resulting in gross proceeds of approximately $55,122,000, before issuance costs of $2,088,000.

In conjunction with the Series D financing, the Company repurchased 1,978,000 shares of common stock and 1,666,418 shares of Series C convertible preferred stock for a net of $32,416,000. Loans receivable of $316,000 issued to the parties redeeming common stock for the purchase of restricted common stock plus accrued interest of $25,000, were repaid in September 2007.

Immediately following the close of the Series D financing, 1,666,417 shares of Series C convertible preferred stock converted into 1,666,417 shares of common stock, leaving 370,315 shares of Series C outstanding.

In September 2007, the Company implemented a five-for-one forward stock split of the Company’s existing preferred stock. The Company also issued a warrant to its placement agent to purchase 76,137 shares of common stock at an exercise price per share of $9.23. The Company recorded $217,000 of issuance costs related to the warrants, based on the estimated fair value of $2.84 per warrant using the Black-Scholes option-pricing model. The warrants expire on September 17, 2012.

In 2008, in conjunction with the adoption of the 2008 Equity Incentive Plan, the Company amended its certificate of incorporation to reduce the conversion price of the Series D preferred stock to $8.843 per share. The effect of this reduction is that the Series D preferred stock, in lieu of converting to common stock on a 1-for-1 basis, now converts on a 1-for-1.0433 basis.

Rights, preferences, and privileges

The rights, preferences and privileges of the holders of our convertible preferred stock are as follows:

Dividends: Holders of convertible preferred stock are entitled to noncumulative dividends of $0.049, $0.044, $0.076, $0.108 and $0.738 per share for Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series C preferred stock and Series D preferred stock, respectively, if and when declared by the board of directors, in preference to holders of common stock as adjusted for stock splits, stock dividends, reclassifications, and the like. To date no dividends have been declared. After payment of dividends to holders of convertible preferred stock, any additional dividends shall be distributed among the holders of preferred and common stock based on the number of common shares held by each class of stock computed using the “if converted” method.

Liquidation: In the event of liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, stockholders will receive distributions of $3.07 for each share of Series A preferred stock, $2.78 for each share of Series B-1 preferred stock, $4.70 for each share of Series B-2 preferred stock, $6.75 for each share of Series C preferred stock and $9.23 for each share of Series D preferred stock. If there are insufficient assets to pay out the full liquidation preference, the Series D preferred stock is paid first, followed by the Series C preferred stock, followed by the Series B preferred stock and then the Series A preferred stock. Following the payment of all preferences to all holders of preferred stock, the remaining assets shall be distributed among the

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

holders of Series B preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Series B preferred stock into common stock) until Series B-1 preferred stock holders receive an aggregate of $8.30 per share (as adjusted for stock splits, stock dividends, reclassifications and the like) and Series B-2 preferred stock holders receive an aggregate of $14.18 per share (as adjusted for stock splits, stock dividends, reclassifications and the like). If any assets remain, the holders of common stock shall receive all of the remaining assets on a pro rata basis.

Redemption Rights: None of the preferred stock has redemption rights.

Conversion: Each share of outstanding preferred stock is convertible, at the option of the holder, into such number of fully-paid and nonassessable shares of common stock as is determined by a formula set forth in the Amended and Restated Certificate of Incorporation. Conversion is automatic in certain circumstances, including the completion of a public offering of our common stock meeting certain specified criteria. As of December 31, 2009 and March 31, 2010, the preferred stock of 16,453,357 shares converts into 16,712,120 shares of common stock.

Voting: Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such preferred stock could be converted.

Common Stock Warrant

In November 2009, the Company issued a warrant to a consultant to purchase up to 15,000 shares of common stock at an exercise price of $10.91 per share. As the warrant has a performance condition that had not been satisfied as of December 31, 2009, no cost has been recorded in the financial statements in 2009. As of March 31, 2010, $65,000 of stock-based compensation expense has been recorded. The warrant expires in November 2014. As of March 31, 2010, there was $33,000 of unrecognized stock-based compensation related to the warrant.

Reserved shares

In conjunction with the acquisition of SMB:LIVE (Note 4), the Company may be required to issue common stock with a value of approximately $4,741,000 million payable in shares of the Company’s common stock, based on the price per share as determined on the completion of the Company’s initial public offering and will be issued, if at all, in three tranches on February 22, 2011, August 22, 2011 and February 22, 2012. As of March 31, 2010, the approximate number of shares we would issue under this obligation would be 319,259 using the estimated fair value of our common stock of $14.85 on such date, presuming 100% of the retention objectives are met.

9. Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation, which requires compensation costs for stock-based transactions, including employee stock options and restricted common stock, to be recognized in the financial statements based on fair value. Under ASC Topic 718, the fair value of each award is estimated on the date of grant and amortized over the requisite service period. Management has elected to use the Black-Scholes option pricing model to estimate the fair value of grants awarded to employees. The assumptions utilized for purposes of the Black-Scholes pricing model are summarized as follows:

•

Volatility—As the Company does not have trading history for its common stock, the expected stock price volatility was estimated by taking the median historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology industry similar in size, stage of life cycle and financial leverage. Management did not rely on implied volatilities of traded options in its industry peers’ common stock because the volume of activity was relatively low.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•

Expected term—The expected term was estimated using the simplified method allowed under Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment. Management uses this method because it does not have adequate historical data to estimate future terms and it is unable to obtain objective, measurable and comparative historical data of comparable companies.

•	Risk free rate—The risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•

Dividend yield—The Company has never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, management used an expected dividend yield of zero.

In addition, management estimates the forfeiture rate based on its historical experience with forfeitures and reviews estimated forfeiture rates each period-end, and makes changes as factors affecting the forfeiture rate calculations and assumptions change.

The following table summarizes the weighted average assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2007, 2008 and 2009. No options were granted during the three months ended March 31, 2010.

	Year Ended December 31,
	2007	2008	2009
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.41%	3.11%	2.16%
Expected life (in years)	6.25	5.01	4.73
Expected volatility	64%	55%	55%
Weighted average fair value per share	$1.06	$3.09	$3.66

Stock Options Plans

On April 21, 2004, the Company adopted the 2004 Stock Plan (the “2004 Plan”), as amended. Grants under the 2004 Plan may be incentive stock options or nonqualified stock options or awards. The 2004 Plan is administered by the Company’s board of directors, which has the authority to designate participants and determine the number and type of awards to be granted, the time at which awards are exercisable, the method of payment and any other terms or conditions of the awards. The vesting of these awards vary subject to the participant’s period of future service, or otherwise at the discretion of the Company’s board of directors. The majority of awards vest over four years and have a term of 10 years. There were no shares available for grant under the 2004 Plan as of December 31, 2009 and March 31, 2010.

On July 1, 2008, the Company adopted the 2008 Stock Incentive Plan (the “2008 Plan”) and retired the 2004 Plan. Options outstanding under the 2004 Plan are unaffected by the retirement of the 2004 Plan. The maximum number of shares of common stock issuable pursuant to the 2008 Plan is 3,371,350 plus the shares of common stock subject to options pursuant to awards granted under the 2004 Plan forfeited after the adoption of the 2008 Plan. Grants under the 2008 Plan may be incentive stock options or nonqualified stock options or awards. The 2008 Plan is administered by the Company’s compensation committee, which has the authority to designate participants and determine the number and type of awards to be granted, the time at which awards are exercisable, the method of payment and any other terms or conditions of the awards. The vesting of these awards vary subject to the participant’s period of future service, or otherwise at the discretion of the compensation committee. The majority of awards issued under the 2008 Plan vest over four years, and have a term of seven years. There were 141,401 and 185,634 shares available for grant under the 2008 Plan as of December 31, 2009, and March 31, 2010, respectively.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes vested and unvested options activity as follows (number of shares in thousands):

	All Options		Vested Options		Unvested Options
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2006	1,057	$0.24	338	$0.15	719	$0.29
Granted	886	4.17	—	—	886	4.17
Options vesting	—	—	404	0.50	(404)	0.50
Exercised	(10)	0.26	(10)	0.26	—	—
Forfeited	(59)	1.47	(2)	0.33	(57)	1.52

Outstanding at December 31, 2007	1,874	2.06	730	0.34	1,144	3.17
Granted	2,539	10.62	—	—	2,539	10.62
Options vesting	—	—	631	4.52	(631)	4.52
Exercised	(31)	0.36	(31)	0.36	—	—
Forfeited	(74)	7.34	(4)	2.44	(70)	7.64

Outstanding at December 31, 2008	4,308	7.03	1,326	2.41	2,982	9.09
Granted	1,323	11.21	66	10.91	1,257	11.22
Options vesting	—	—	1,189	8.43	(1,189)	8.43
Exercised	(76)	0.65	(76)	0.65	—	—
Forfeited	(159)	9.89	(32)	10.14	(127)	9.83

Outstanding at December 31, 2009	5,396	8.04	2,473	5.55	2,923	10.19
Granted	—	—	—	—	—	—
Options vesting	—	—	414	9.30	(414)	9.30
Exercised	(178)	0.93	(178)	0.93	—	—
Forfeited	(44)	10.86	(30)	10.87	(14)	10.84

Outstanding at March 31, 2010 (unaudited)	5,174	$8.27	2,679	$6.33	2,495	$10.67

The weighted average remaining contractual life of all options outstanding as of December 31, 2009 was 6.12 years. Furthermore, the aggregate intrinsic value of all options outstanding as of December 31, 2009 was $26,850,000. The aggregate intrinsic value of options vested and exercisable at December 31, 2009 was $18,524,000 based on the estimated fair value of the Company’s common stock. The per share weighted average grant date fair value of unvested options as of December 31, 2007, 2008 and 2009 was $0.83, $2.63 and $3.66, respectively. The per share weighted average grant date fair value of options vested during 2008 and 2009 was $1.34 and $2.42, respectively. The per share weighted average grant date fair value of options forfeited during 2008 and 2009 was $1.75 and $3.18, respectively.

The weighted average remaining contractual life of all options outstanding as of March 31, 2010 was 5.91 years. Furthermore, the aggregate intrinsic value of all options outstanding as of March 31, 2010 was $34,428,000. The aggregate intrinsic value of options vested and exercisable at March 31, 2010 was $23,083,000 based on the estimated fair value of the Company’s common stock. The per share weighted average grant date fair value of granted options as of December 31, 2007, 2008 and 2009 was $0.83, $2.63 and $3.66, respectively. The per share weighted average grant date fair value of options vested during 2008, 2009 and the three months ended March 31, 2010 was $1.34, $2.42, and $2.42, respectively. The per share weighted average grant date fair value of options forfeited during 2008, 2009 and March 31, 2010, was $1.75, $3.18 and $4.17, respectively.

The Company computes the aggregate intrinsic value amounts based on the difference between the original exercise price of the options and the fair value of common stock of $13.04 at December 31, 2009 and $14.85 at March 31, 2010. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010, was $21,000, $254,000, $535,000, and $2,152,000, respectively.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The options outstanding and vested and exercisable as of December 31, 2009 have been segregated into ranges for additional disclosure as follows (number of options in thousands):

Range of Exercise Prices (in dollars)	Options Outstanding			Options Vested and Exercisable
	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.00 - 0.10	179	4.39	$0.06	135	$0.06
$0.11 - 0.20	20	5.11	0.14	20	0.14
$0.21 - 0.30	325	5.53	0.24	325	0.24
$0.31 - 0.40	418	6.53	0.33	375	0.33
$1.03	454	7.48	1.03	350	1.03
$9.23	726	6.21	9.23	407	9.23
$10.91	2,993	5.97	10.91	861	10.91
$12.30	281	6.82	12.30	—	—

	5,396	6.12	$8.04	2,473	$5.55

Restricted Stock

From 2003 through 2006, the Company entered into restricted stock agreements with key employees in exchange for notes receivable. Under these agreements, the Company has the right to repurchase any unvested shares from the holder at the original issuance price in the event of separation from the Company. The restricted stock vests ratably over a service period, generally four years, and accelerates upon the occurrence of certain events as defined in the restricted stock agreements. In connection with the Series D preferred stock issuance in September 2007, all of the notes receivable outstanding for these shares were paid in full, except one in the amount of $227,000. In May 2009, the Company re-negotiated the terms of this employee’s compensation agreement and forgave the note (see Note 12).

In conjunction with the purchase of ReachLocal Australia (Note 4), the Company issued 22,000 shares of restricted stock to employees of ReachLocal Australia. These shares vest ratably over service periods ranging from two to three years. Stock-based compensation expense related to these shares was not significant for 2009.

The following table summarizes the activity of restricted stock agreements (in thousands):

	Restricted Stock	Vested	Unvested
Outstanding at December 31, 2006	2,550	1,233	1,317
Vested	—	616	(616)

Outstanding at December 31, 2007	2,550	1,849	701
Vested	—	342	(342)
Repurchase of restricted stock	(44)	—	(44)

Outstanding at December 31, 2008	2,506	2,191	315
Vested	—	230	(230)
Issuance of restricted stock	22	—	22

Outstanding at December 31, 2009	2,528	2,421	107
Vested	—	24	(24)

Outstanding at March 31, 2010 (unaudited)	2,528	2,445	83

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred Stock Consideration

In conjunction with the acquisition of SMB:LIVE (Note 4), the Company is obligated to pay a fixed amount of up to approximately $4,741,000 in the form of common stock subject to the achievement of certain employee retention objectives. These retention objectives require a minimum number of the acquired personnel to remain continuously employed for each milestone payment as described below. If such retention objectives are not met, all or a portion of the Deferred Consideration will be forfeited. The number of shares that will be issued is dependent upon the fair value of the Company’s common stock on the date of its initial public offering or the six-month anniversary of the closing, if sooner. The Company has recognized an estimate of the ratable portion of the associated stock compensation expense for this obligation as management believes it is likely that the retention objectives will be met. As of March 31, 2010, using the estimated fair market value of the Company’s common stock of $14.85, the Company would be required to issue approximately 319,259 shares under the purchase agreement to settle the obligation.

Stock-based compensation expense

In conjunction with the Company’s stock option plan, restricted shares and reserved shares issuable in connection with SMB:LIVE, the Company records stock-based compensation expense net of capitalized stock-based compensation in association with software development costs (see Note 6). The following table summarizes stock-based compensation (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Stock-based compensation	$430	$1,903	$3,253	$590	$1,284
Less: Capitalized stock-based compensation	24	92	292	47	199

Stock-based compensation expense, net	$406	$1,811	$2,961	$543	$1,085

Stock-based compensation, net of capitalization, is included in the accompanying consolidated statements of operations, in the following caption (in thousands):
	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Stock compensation, net of capitalization
Cost of revenue	$18	$34	$86	$10	$91
Selling and marketing	94	338	566	69	181
Product and technology	16	73	164	17	264
General and administrative	278	1,366	2,145	447	549

	$406	$1,811	$2,961	$543	$1,085

As of December 31, 2009 and March 31, 2010, there was $7,940,000 and $8,543,000, respectively, of unrecognized stock-based compensation related to restricted stock, outstanding stock options, and deferred stock consideration (Note 4), net of estimated forfeitures and capitalization. This amount is expected to be recognized over a weighted average period of 1.5 years. Future stock-based compensation for these awards may differ in the event actual forfeitures may deviate from our estimates.

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Income Taxes

The Company follows ASC Topic 740-270, Income taxes—Interim Reporting, for the computation and presentation of its interim period tax provision. Accordingly, management estimated the effective annual tax rate and applied this rate to the year-to-date pre-tax book income to determine the interim provision for income taxes. For the three months ended March 31, 2010, the net income tax benefit of $638,000 represents a deferred tax benefit of $701,000 for the reduction in our valuation allowance attributable to increases in our deferred tax liabilities recognized in our acquisition of SMB:LIVE. Reducing this tax benefit was a provision for income taxes of $63,000 related to minimum state, local and foreign income taxes.

The provision for income taxes for the years ended December 31, 2007, 2008 and 2009, consists of minimum state income taxes payable in the various jurisdictions in which the Company operates. Significant components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009
Current expense:
Federal	$—	$—	$—
State	11	145	217
Foreign	—	—	—

	11	145	217

Deferred expense (benefit):
Federal	(785)	(664)	575
State	(150)	(127)	58
Foreign	—	(752)	(2,018)

	(935)	(1,543)	(1,385)

Valuation allowance	935	1,543	1,385

Total provision for income taxes	$11	$145	$217

In 2009, the Company recorded a non-cash gain of $16,223,000 in conjunction with the acquisition of ReachLocal Australia (see Note 4). As the Company intends to hold its investment in ReachLocal Australia permanently, the Company did not recognize a provision for income taxes on the gain or the resulting temporary difference. However, should the Company later sell or liquidate its interest in ReachLocal Australia, it would recognize an estimated tax provision of $6,100,000 on the untaxed amount.

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before income taxes as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009
Income tax benefit at the federal statutory rate (34%)	$(845)	$(2,330)	$3,481
State income tax benefit, net of federal tax benefit	(148)	(77)	295
Foreign income taxes, net	—	282	(809)
Non-deductible stock-based compensation and other	69	675	1,019
Gain on acquisition of ReachLocal Australia	—	—	(5,516)
Change in valuation allowance	935	1,543	1,385
Other	—	52	362

	$11	$145	$217

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The components of net deferred income tax assets and liabilities are as follows (in thousands):

	December 31,
	2008	2009
Deferred tax assets:
Vacation accrual	$243	$481
Allowance for doubtful accounts	127	58
Accrued expenses	253	640
Deferred rent	26	67
Unrealized losses on joint venture	430	—
Net operating loss carryforward	2,185	5,104
Deferred rent	185	364

Gross deferred tax assets	3,449	6,714
Less: valuation allowance	(3,294)	(4,679)

Net deferred tax assets	155	2,035
Deferred tax liabilities:
State income taxes	—	(30)
Stock-based compensation	(57)	—
Intangible assets	—	(621)
Depreciation and amortization	(98)	(1,384)

Net deferred tax asset (liability)	$—	$—

The Company reduced its deferred tax asset and corresponding valuation allowance at December 31, 2008 related to its net operating losses for unrecognized tax benefits by $766,000 that were previously presented on a gross basis.

In accounting for the acquisition of ReachLocal Australia, the Company recorded intangible assets and adjustments to deferred revenue that resulted in additional temporary differences and the recording of a deferred tax liability of $0.8 million. As a result, the Company also reflects a net deferred tax asset of the same amount to recognize a net deferred asset for a portion of the tax attributes acquired. Absent additional evidence of realizability in the future, the Company will increase the valuation allowance against such deferred tax assets as the temporary differences and related deferred tax liability are reduced through the amortization of the amounts recorded in the purchase accounting.

The following table summarizes the Company’s net operating loss carryforwards as of December 31, 2009:

Net operating loss:	Balance at December 31, 2009 (in thousands)	Beginning Expiration Year
Federal	$4,956	2024
State	5,938	Various jurisdictions from 2013 to 2028
Foreign	10,916	Generally do not expire, but are subject to certain limitations

Due to the Company’s history of operating losses and the potential limitations of federal and state tax provisions due to changes in ownership, there is substantial uncertainty surrounding whether the Company will ultimately realize its deferred tax assets. Accordingly, these tax assets have been fully reserved as of December 31, 2009 and March 31, 2010.

On January 1, 2007, the Company adopted the provisions of ASC Topic 740-10, Income Taxes, as it pertains to uncertainty in income taxes. ASC Topic 740-10 prescribes the minimum recognition threshold a tax position is

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

required to meet before being recognized in the financial statements. The Company’s policy is to record estimated interest and penalty related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. During 2007, 2008 and 2009, the Company did not recognize any significant interest or penalties in its statements of operations.

The aggregate changes in the balance of gross unrecognized tax benefits within the provision for income taxes in the accompanying consolidated statement were as follows (in thousands):

	Year ended December 31,
	2008	2009
Gross unrecognized tax benefit as of January 1,	$2,000	$2,000
Increases related to tax positions taken	—	—

Gross unrecognized tax benefit as of December 31,	$2,000	$2,000

The Company does not expect significant changes to the unrecognized tax benefits in the next 12 months.

The Company’s income tax returns since inception are open to examination by federal, state, and foreign tax authorities.

11. 401(k) Plan

In February 2007, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan is available to all full-time employees and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company may contribute to the plan at the discretion of its board of directors. No contributions have been made to the plan during 2007, 2008, 2009 and through March 31, 2010.

12. Related Party Transactions

In 2007, the Company agreed to provide a $250,000 credit to ReachLocal Australia for upgrades and modifications to the Australian Platform and against charges otherwise allowed under the software license agreement. The amount of these services for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 were $134,000, $89,000, $27,000 and $6,000, respectively.

In October 2007, the Company entered into an agreement to lease office space from a portfolio company of one of its investors. Total rent paid to the entity was $63,000, $145,000 and $110,000 for the years ended December 31, 2007, 2008 and 2009, respectively. Total rent paid to the entity was $37,000 for the three months ended March 31, 2009. The lease expired in October 2009 in accordance with its terms.

During 2008, the Company recognized $61,000 in revenue from ReachLocal Australia in connection with the software license agreement. During 2009, the amount of revenue recognized from ReachLocal Australia was not significant.

In May 2009, a loan receivable of $227,000 related to an earlier purchase of shares from one of the Company’s officers, which together with accrued interest totaled approximately $248,000, was forgiven in full. In addition to forgiving his loan, the Company agreed to pay the officer approximately $142,000 to defray the costs associated with the taxation on the forgiveness of his debt.

On May 18, 2009, the Company was a party to stock purchase agreements pursuant to which certain holders of more than 5% of our capital stock purchased additional shares of our common stock from certain of our directors and executive officers and other stockholders. The Company’s participation in these transactions was limited to

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the approval of these transfers by the disinterested members of the board of directors, waiver of certain rights of first refusal with respect to the shares being sold, making certain representations and warranties relating to the Company’s approval of these transactions and valid issuance of the shares being sold as well as to perform various administrative functions associated with these transfers.

In September 2009, as part of the ReachLocal Australia acquisition, the Company assumed $96,000 of loan receivables from Company stockholders. The balance of these loans was $99,000 and $102,000 at December 31, 2009 and March 31, 2010, respectively and is classified as equity on the accompanying consolidated balance sheet.

13. Segment Information

Management has determined that it operates in one segment in accordance with ASC Topic 280, Segment Reporting, as it only reports profit and loss information on an aggregate basis to its chief executive officer, who is the Company’s chief operating decision maker.

Revenue by geographic region with respect to the Direct Local channel and national brands is based on the physical location of the sales office, and with respect to agencies and resellers, is based on the physical location of the agency or reseller. The following summarizes revenue by geographic region (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Revenue:
North America	$68,356	$145,413	$189,467	$41,794	$53,868
International	—	1,274	13,650	941	9,758

	$68,356	$146,687	$203,117	$42,735	$63,626

Long Lived Assets:
North America		$5,835	$5,985	$5,379	$5,816
International		146	801	131	970

		$5,981	$6,786	$5,510	$6,786

REACHLOCAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Quarterly Information (Unaudited)

The following table sets forth unaudited quarterly consolidated statement of operations data for the four quarters of each of 2008 and 2009. The Company has prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, the statement of operations data includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our operating results for any future period (in thousands):

	Mar 31, 2008	June 30, 2008	Sept 30, 2008	Dec 31, 2008	Mar 31, 2009	June 30, 2009	Sept 30, 2009	Dec 31, 2009	Mar 31, 2010

Revenue	$27,934	$34,975	$41,284	$42,494	$42,735	$47,970	$52,610	$59,802	$63,626
Cost of revenue (1)	14,914	18,425	21,566	22,591	23,823	26,618	29,173	32,604	34,839

Operating expenses:
Selling and marketing (1)	11,154	14,631	17,198	18,071	17,080	17,681	19,174	22,240	23,940
Product and technology (1)	672	601	711	954	974	1,288	1,319	1,586	2,344
General and administrative (1)	2,498	2,958	3,335	3,337	3,057	3,362	4,179	4,936	5,385

Total operating expenses	14,324	18,190	21,244	22,362	21,111	22,331	24,672	28,762	31,669

Loss from operations	$(1,304)	$(1,640)	$(1,526)	$(2,459)	$(2,199)	$(979)	$(1,235)	$(1,564)	$(2,882)

(1) Stock-based compensation, net of capitalization included in the above line items (in thousands):
Cost of revenue	$4	$6	$14	$10	$10	$15	$33	$28	$91
Selling and marketing	24	40	201	73	69	173	180	144	181
Product and technology	26	4	23	20	17	15	69	63	264
General and administrative	132	144	614	476	447	554	526	618	549

Total	$186	$194	$852	$579	$543	$757	$808	$853	$1,085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders

ReachLocal Australia Pty Ltd.

We have audited the accompanying balance sheet of ReachLocal, Pty Ltd. (the “Company”) as of June 30, 2009, and the related statements of operations, stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReachLocal Australia Pty Ltd. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Woodland Hills, California

December 22, 2009

REACHLOCAL AUSTRALIA PTY LTD.

BALANCE SHEET

June 30, 2009

(Australian Dollars, in thousands)

Assets
Current assets:
Cash and cash equivalents	$2,656
Accounts receivable	37
Prepaid expenses and other current assets	28

Total current assets	2,721
Property and equipment, net	355
Software license, net	1,335
Other assets	2

Total assets	$4,413

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$3,447
Deferred revenue	1,131

Total current liabilities	4,578

Commitments and contingencies (Note 7)

Stockholders’ deficit:
Common stock, no par value; 8,711,623 shares authorized, issued, and outstanding	7,971
Additional paid-in capital	394
Receivable from stockholders	(111)
Accumulated deficit	(8,419)

Total stockholders’ deficit	(165)

Total liabilities and stockholders’ deficit	$4,413

See notes to financial statements.

REACHLOCAL AUSTRALIA PTY LTD.

STATEMENT OF OPERATIONS

For the Year Ended June 30, 2009

(Australian Dollars, in thousands)

Revenue	$13,075
Cost of revenue	6,687
Operating expenses:
Selling and marketing	6,807
Product and technology	146
General and administrative	2,082

Total operating expenses	9,035

Loss from operations	(2,647)
Interest income	49
Foreign currency loss	(35)

Net loss	$(2,633)

See notes to financial statements.

REACHLOCAL AUSTRALIA PTY LTD.

STATEMENT OF STOCKHOLDERS’ DEFICIT

Year Ended June 30, 2009

(Australian Dollars, in thousands)

	Common Stock		Additional Paid-in Capital	Receivable from Stockholders	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of July 1, 2008	7,667	$6,960	$115	$—	$(5,786)	$1,289
Issuance of common stock for cash	900	900	—	—	—	900
Issuance of non-vested shares	145	111	—	(111)	—	—
Stock-based compensation expense	—	—	279	—	—	279
Net loss	—	—	—	—	(2,633)	(2,633)

Balance as of June 30, 2009	8,712	$7,971	$394	$(111)	$(8,419)	$(165)

See notes to financial statements.

REACHLOCAL AUSTRALIA PTY LTD.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2009

(Australian Dollars, in thousands)

Cash flows from operating activities:
Net loss	$(2,633)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	694
Stock-based compensation	279
Changes in operating assets and liabilities:
Accounts receivable	18
Prepaid expenses and other current assets	77
Other assets	12
Accounts payable and accrued liabilities	2,032
Deferred revenue	660

Net cash provided by operating activities	1,139

Cash flows from investing activities:
Purchase of fixed assets	(193)

Net cash used in investing activities	(193)

Cash flows from financing activities:
Proceeds from the issuance of common stock	900

Net cash provided by financing activities	900

Net change in cash and cash equivalents	1,846
Cash and cash equivalents—Beginning of period	810

Cash and cash equivalents—End of period	$2,656

Cash paid during the year for:
Interest	$—

Income taxes	$—

Supplemental disclosure of non-cash financing and investing activities:
Issuance of unvested shares for loan receivable	$111

See notes to financial statements.

REACHLOCAL AUSTRALIA PTY LTD

NOTES TO FINANCIAL STATEMENTS

June 30, 2009

1. Organization and Description of Business

On December 21, 2006, ReachLocal, Inc. (“ReachLocal”) and NetUs Pty Ltd (“NetUs”) established ReachLocal Australia Pty Ltd (“ReachLocal Australia”), a 50/50 joint venture, to provide Internet marketing services in Australia and New Zealand. NetUs contributed $2 million for its interest in the joint venture. In exchange for its ownership interest, ReachLocal entered into a software license agreement with ReachLocal Australia concurrently with the formation of the joint venture. Under the software license agreement, ReachLocal developed proprietary software, similar to its proprietary software used in the United States, but for the exclusive use of ReachLocal Australia for Internet advertising campaigns in Australia and New Zealand (the “Australian Platform”). Upon its completion, ReachLocal granted ReachLocal Australia an exclusive perpetual right and license to use the Australian Platform within the defined territories. The license also includes provisions for the license of new features developed by ReachLocal, as well as rights to use ReachLocal’s trade name, trademarks and other processes and know-how. A substantial majority of the products and services offered by ReachLocal Australia have been derived from this license.

On December 22, 2006, ReachLocal Australia entered into an executive equity participation agreement with Elysium Corporation Pty Ltd. (“Elysium”). Elysium is the trustee of The Power Family Discretionary Trust, and the agreement is in exchange for the service and employment of Steven Power, Managing Director of ReachLocal Australia. Pursuant to the agreement, Elysium was issued 5% of the outstanding capital stock of ReachLocal Australia and both ReachLocal’s and NetUs’ ownership was reduced to 47.5%. The stock vests over a service period of four years and accelerates upon the occurrence of certain events as defined in the agreement.

On March 13, 2007, ReachLocal and NetUs entered into a first amendment to the software license agreement and the first amendment to the joint venture agreement. Pursuant to the agreements, ReachLocal agreed to provide to ReachLocal Australia a credit of USD $250,000 towards future upgrades and modifications to the Australian Platform to offset charges otherwise allowed under the software license agreement. In addition, NetUs increased its funding to ReachLocal Australia by an additional USD $750,000 up to a maximum of USD $2,750,000.

On March 25, 2008, ReachLocal and NetUs entered into the second amendment to the joint venture agreement providing that each party would provide additional funding up to Australian $900,000 for a combined total of Australian $1,800,000 to meet the working capital requirements of the business.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in Australian dollars.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

Cash and Cash Equivalents

Management considers all short-term highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist principally of demand deposits and money market accounts. Cash equivalents are stated at cost, which approximates fair value.

REACHLOCAL AUSTRALIA PTY LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

Accounts Receivable

The majority of ReachLocal Australia’s customers have pre-paid contract terms; accordingly, these contracts are invoiced and cash is collected prior to the commencement of the monthly campaign. ReachLocal Australia has permitted one customer to operate on credit terms, and this customer has provided a bank guarantee for security. Trade receivables are stated at the invoice amount. ReachLocal Australia does not maintain an allowance for doubtful accounts as no accounts have been identified requiring a provision for doubtful accounts. ReachLocal Australia did not experience any bad debts during the year ended June 30, 2009.

Concentration of Credit Risk

Financial instruments that potentially subject ReachLocal Australia to the concentration of credit risk consist of cash and cash equivalents, certificates of deposit and accounts receivable. Cash and cash equivalents and certificates of deposit are deposited with one financial institution in Australia. The balances held at this financial institution are generally in excess of Australian Government Guarantee Scheme (“AGGS”) insurance limits. To date, ReachLocal Australia has not experienced any loss or lack of access to cash in its operating accounts. However, ReachLocal Australia can provide no assurances that access to its cash and cash equivalents will not be impacted by adverse conditions in the financial markets. As of June 30, 2009, the bank balances in excess of AGGS limits was Australian $1,650,000.

At June 30, 2009, one client accounted for 100% of the total accounts receivable balance.

During the year ended June 30, 2009, nearly all of ReachLocal Australia’s cost of revenue was for the purchase of media, nearly all of the media ReachLocal Australia purchased was from Google and Yahoo!, and a substantial majority of the media ReachLocal Australia purchased was from Google.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets or, where applicable and if shorter, over the lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to operations. Repair and maintenance costs are expensed as incurred.

Estimated useful lives of assets are as follows:

Computer hardware and software	3 years
Furniture and fixtures	7 years

Leasehold improvements	Shorter of 3 years or term of lease

Software License

Software license is stated at the estimated fair value, based on the capital contributed by NetUs at the formation of the joint venture, less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful life of five years. Total amortization expense for the ReachLocal Australia Platform for the year ended June 30, 2009 was Australian $552,000.

Long-lived Assets

Management evaluates the carrying values of ReachLocal Australia’s long-lived assets when events or changes in circumstances indicate that the related carrying amount may not be recoverable. Undiscounted cash flows are compared to the carrying value and when required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the fair value of the asset. Long-lived assets

REACHLOCAL AUSTRALIA PTY LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. The Company has determined that there was no impairment of long-lived assets as of June 30, 2009.

Revenue Recognition

General

ReachLocal Australia recognizes revenue as the cost for the third-party media is incurred, which is upon delivery of the advertising on behalf of its clients. ReachLocal Australia recognizes revenue for its ReachSearch product as clicks are recorded on sponsored links on the various search engines. ReachLocal Australia recognizes revenue when it charges set-up, management or other fees on a straight line basis over the term of the related campaign contract or the completion of any obligation for services, if shorter. When ReachLocal Australia receives advance payments from clients, management records these amounts as deferred revenue until the revenue is recognized. When ReachLocal Australia extends credit, management records a receivable when the revenue is recognized.

Cost of Revenue

Cost of revenue consists primarily of the cost of media acquired from third-party publishers. Media cost is classified as cost of revenue in the corresponding period in which revenue is recognized. From time to time, publishers offer ReachLocal Australia rebates based upon various factors and operating rules, including the amount of media purchased. Management records these rebates in the period in which they are earned as a reduction to cost of revenue and the corresponding payable to the applicable publisher. Cost of revenue also includes third-party telephone and information services costs, data center and third-party hosting costs, credit card processing fees and other direct costs. In addition, cost of revenue includes costs to initiate, operate and manage clients’ campaigns, other than costs associated with ReachLocal Australia’s sales force, which are reflected as selling and marketing expenses. These costs include salaries, benefits, bonuses and stock-based compensation for the related staff and allocated overhead such as depreciation expense, rent and utilities, as well as an allocable portion of our technical operations costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation and commissions to the direct sales force, including employee benefits, travel and entertainment costs, and marketing costs.

Product and Technology Expenses

Product and technology expenses consist of costs associated with the maintenance and support of ReachLocal Australia’s information technology infrastructure.

General and Administrative Expenses

General and administrative expenses include executive and administrative compensation and employee benefits, depreciation, facilities costs, professional services fees, insurance costs, and other general overhead costs associated with all functions of ReachLocal Australia.

Stock-based Compensation

ReachLocal Australia accounts for stock-based compensation based on estimated fair values. The cost is recognized over the requisite period during which employee service is required to be provided in exchange for the award, usually the vesting period. ReachLocal Australia uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards.

REACHLOCAL AUSTRALIA PTY LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

Advertising Expenses

Advertising costs are expensed as incurred. The total advertising expenses for the year ended June 30, 2009, were Australian $16,000, and are included as part of selling and marketing expenses.

Fair Value of Financial Instruments

ReachLocal Australia’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. As of June 30, 2009, the carrying amounts of these instruments approximated their fair values due to the short-term nature of these instruments.

Income Taxes

ReachLocal Australia uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or income tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized. ReachLocal Australia currently has substantial net operating loss carryforwards. Management has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate realization (Note 4).

Foreign Currency

ReachLocal Australia’s functional currency is the Australian dollar. Gains and losses resulting from foreign exchange transactions are recorded as foreign currency loss. These losses are the result of a fluctuation in the rate of exchange from the date in which a financial asset or liability is created or incurred to the rate of exchange on the date in which the asset or liability is settled.

Recently Issued Accounting Standards

ReachLocal Australia adopted the Financial Accounting Standards Board Accounting Standards Codification, or the ASC or the Codification, and the Hierarchy of Generally Accepted Accounting Principles under ASC Topic 105. This standard establishes only two levels of U.S. generally accepted accounting principles, or GAAP: authoritative and nonauthoritative. The Codification became the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became nonauthoritative. ReachLocal Australia began using the new guidelines and numbering system prescribed by the Codification when referring to GAAP, and references to specific accounting authority within the ASC are referred to by their Topic number. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on our financial statements.

ASC Topic 740-10, Income Taxes, provides for the recognition of only those uncertain tax positions that are more-likely-than-not to be sustained upon examination, measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Additionally, ASC Topic 740-10, Income Taxes, gives guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain tax positions. Any adjustment resulting from the adoption of ASC Topic 740-10, Income Taxes, will be recorded as an adjustment to ReachLocal Australia’s retained earnings in the balance sheets.

REACHLOCAL AUSTRALIA PTY LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

ASC Topic 740-10-65 permits an entity within its scope to defer the application of accounting for uncertainty in income taxes to its annual financial statements for fiscal years beginning after December 15, 2008. ReachLocal Australia has elected to defer the application of accounting for uncertainty in income taxes until July 1, 2009.

ASC Topic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill, requires companies estimating the useful life of a recognized intangible asset to consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, to consider assumptions that market participants would use about renewal or extension. This pronouncement is effective for ReachLocal Australia as of January 1, 2009 and the adoption did not have a material effect on the consolidated financial statements.

ASC Topic 820, Fair Value Measurements and Disclosures, delays the effective date of certain fair value measurements to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Assets and liabilities subject to this deferral include goodwill, intangible assets, and long-lived assets measured at fair value for impairment assessments, and nonfinancial assets and liabilities initially measured at fair value in a business combination. This pronouncement is effective for ReachLocal Australia as of July 1, 2009 and the adoption is not expected to have a material effect on ReachLocal Australia’s consolidated financial statements as ReachLocal Australia has not adopted the fair value option for non-financial instruments.

ASC Topic 855-10, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855-10 did not have a material impact on the consolidated financial statements. Management has considered subsequent events up to December 22, 2009 in preparing these financial statements.

Effective July 1, 2009, ReachLocal Australia will adopt three Accounting Standard Updates, or ASUs, which were intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. They also provide additional guidelines for estimating fair value in accordance with fair value accounting. The first ASU, as codified in ASC Topic 820-10, provides additional guidelines for estimating fair value in accordance with fair value accounting. The second ASU, as codified in ASC 320-10, changes accounting requirements for other-than-temporary-impairment (OTTI) for debt securities by replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it will not be required to sell the security before the recovery of its amortized cost basis. The third ASU, as codified in ASC 825-10, increases the frequency of fair value disclosures. These updates are effective for fiscal years and interim periods ended after June 15, 2009. The adoption of these accounting updates is not expected to have a material impact on ReachLocal Australia’s financial statements.

In October 2009, ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, or ASU 2009-13, was issued. This ASU, as codified in ASC Topic 605-25-65, amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC Subtopic 605-25. The consensus to ASU 2009-13 provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and allows for retroactive application. This pronouncement is effective for ReachLocal Australia as of July 1, 2010. ReachLocal Australia is currently evaluating the potential impact of this standard on the financial position and results of operations.

REACHLOCAL AUSTRALIA PTY LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

3. Property and Equipment

Property and equipment consisted of the following as of June 30, 2009 (in thousands):

Computer hardware and software	$576
Furniture and fixtures	82
Leasehold improvements	69

727
Less: accumulated depreciation	(372)

$355

Total depreciation expense for property and equipment for the year ended June 30, 2009 was Australian $141,000.

4. Income Taxes

The income tax expense for the year ended June 30, 2009, was different from the amount computed by applying ReachLocal Australia’s statutory rate to pre-tax income as follows (in thousands):

Income tax benefit at the statutory rate (30%)	$(735)
Permanent differences	166
Change in valuation allowance	569

$—

The tax effects of temporary differences and tax loss carryforwards that give rise to significant components of deferred tax assets as of June 30, 2009 are presented below (in thousands):

Deferred tax assets:
Depreciation	$13
Accrued liabilities	218
Employee related liabilities	48
Net operating loss carryforward	1,686

Gross deferred tax assets	1,965
Less: valuation allowance	(1,965)

Net deferred tax assets	$—

As of June 30, 2009, ReachLocal Australia had $5,622,000 of net operating loss carry-forwards. Due to ReachLocal Australia’s history of operating losses and the potential limitation under ASC Topic 740-10, Income Taxes, there is substantial uncertainty surrounding whether ReachLocal Australia will ultimately realize the deferred tax assets. Accordingly, these assets have been fully reserved.

REACHLOCAL AUSTRALIA PTY LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

5. Related Party

During 2009, in connection with the software license agreement, ReachLocal Australia paid to ReachLocal $42,000. No amounts were outstanding at June 30, 2009.

Additionally, ReachLocal Australia paid $251,000 for recruiting services performed by an entity affiliated with NetUs for the year ending June 30, 2009.

ReachLocal Australia’s minimum credit balance requirements for certain operating leases totaling $254,000 is provided by NetUs.

6. Restricted Stock

On December 22, 2006, ReachLocal Australia adopted the Executive Equity Participation Plan (“the Plan”) which provides for the direct award or sale of ReachLocal Australia’s common stock to eligible persons (the “employee stockholders”). The vesting of these awards vary subject to the participant’s period of future service, or otherwise at the discretion of our board of directors. The majority of ReachLocal Australia’s awards vest over four years.

During fiscal year 2009, ReachLocal Australia granted 145,029 shares of restricted stock to Elysium and three employees. The grant date fair value of the stock was $2.44 per share. Compensation expense for restricted stock was $279,000 for the year ended June 30, 2009.

The shares of restricted stock granted to the employees are subject to a nonrecourse loan agreement. As of June 30, 2009 the balance of the loans receivable was $111,000. As a result, the restricted shares were accounted for similar to options for the purpose of computing stock-based compensation expense. ReachLocal Australia recorded stock-based compensation expense of $182,000 during the year ended June 30, 2009.

The following is a summary of activity for vested and non-vested restricted stock during 2009 (in thousands):

	Restricted Stock	Vested	Unvested
July 1, 2008	382	95	287
Granted	145	9	136
Vested	—	126	(126)

June 30, 2009	527	230	297

As of June 30, 2009, the total remaining unearned compensation related to restricted stock was $124,000 and will be amortized to compensation expense through the year ended June 30, 2013.

7. Commitment and Contingencies

Litigation

ReachLocal Australia is subject to various legal proceedings and claims arising from the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Leases

Operating leases consist primarily of facility and equipment leases. Certain of ReachLocal Australia’s operating leases contain provisions for future rent increases or periods in which rent payments are reduced

REACHLOCAL AUSTRALIA PTY LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

(abated). ReachLocal Australia records monthly rent expense on a straight-line basis equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recognized in the financial statements and cash paid for rent is recorded as deferred rent in the accompanying balance sheet. Deferred rent was $110,000 as of June 30, 2009.

Future minimum lease payments as of June 30, 2009 under non-cancellable operating facility and equipment leases are as follows (in thousands):

Year Ending June 30:
2010	$379
2011	216
2012	61

$656

Total rent expense under operating leases was $354,000 for the year ended June 30, 2009.

8. Benefit Plans

ReachLocal Australia complies with the Australian Superannuation Guarantee Charge (SGC) requirements, which obliges ReachLocal Australia to remit 9% of each employee’s total salary paid (up to a maximum base salary of Australian $160,000 per year) to the employee’s nominated compliant Superannuation fund. ReachLocal Australia has recorded an accrual of Australian $49,000 at June 30, 2009 for amounts due to the Superannuation Fund. Total contribution expense was Australian $483,000 for 2009.

9. Subsequent Events (Unaudited)

On September 11, 2009, ReachLocal, NetUs, Elysium, and the employee stockholders entered into a stock purchase agreement. As a result of this transaction, ReachLocal Australia became a wholly owned subsidiary of ReachLocal and the software license with ReachLocal expired.

REACHLOCAL, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated combined statements of operations for the year ended December 31, 2009 are based on the historical statements of operations of ReachLocal, Inc. (“Company”) and ReachLocal Australia Pty Ltd. (“ReachLocal Australia”), giving effect to the Company’s acquisition of ReachLocal Australia as if the acquisition had occurred on January 1, 2009. The Company’s historical information is derived from the audited financial statements of ReachLocal, Inc. for the year ended December 31, 2009 included elsewhere in this prospectus. The ReachLocal Australia historical information has been derived from unaudited financial information for the period from January 1, 2009 to September 11, 2009.

ReachLocal Australia was established as a joint venture with NetUs Pty. Ltd. (“NetUs”) on December 21, 2006, to provide the Company’s online marketing services in Australia and New Zealand (see Note 4 to the consolidated financial statements of the Company for a discussion of the investment in and operating history of this joint venture).

On September 11, 2009, the Company acquired the remaining interest in ReachLocal Australia for approximately $17,931,000, which consisted of the issuance of 598,665 shares of common stock, a cash payment in the amount of $5,810,000 and a non-interest bearing deferred payment obligation of $6,141,000. See Note 4 to ReachLocal’s consolidated financial statements.

The unaudited pro forma condensed consolidated combined financial statements are provided for information purposes only and are based on estimates and assumptions as set forth in the notes to such statements. The unaudited pro forma condensed consolidated combined financial statements are not necessarily indicative of the combined results of operations to be expected in any future period or the results that actually would have been realized had the transaction been completed on January 1, 2009. This information should be read in conjunction with the historical financial statements and related notes of the Company and ReachLocal Australia included in this prospectus, and in conjunction with the accompanying notes to these unaudited pro forma condensed consolidated combined financial statements.

REACHLOCAL, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

(in thousands, except per share data)

	ReachLocal, Inc. Historical	ReachLocal Australia Historical (1)	Pro Forma Adjustments	Notes		Pro Forma Combined
Revenue	$203,117	$8,889	$(20)	(a	)
			672	(b	)	$212,658
Cost of revenue	112,218	4,374				116,592

Operating expenses:
Selling and marketing	76,175	4,116				80,291
Product and technology	5,167	75				5,242
General and administrative	15,534	1,152	534	(c	)
			(287)	(d	)
			(312)	(e	)	16,621

Total operating expenses	96,876	5,343	(65)			102,154

Loss from operations	(5,977)	(828)	717			(6,088)
Gain on acquisition of ReachLocal Australia	16,223		(16,223)	(f	)	—
Other income (expense), net	(7)	32	(5)	(g	)	20

Income (loss) before provision for income taxes	10,239	(796)	(15,511)			(6,068)
Provision for income taxes	217	—	—			217

Net income (loss)	$10,022	$(796)	$(15,511)			$(6,285)

Undistributed income attributable to participating preferred stockholders	8,638	—	(8,638)	(h	)	—
Net income (loss) available to common stockholders	$1,384	$(796)	$(6,873)			$(6,285)

Net income (loss) per share available to common stockholders:
Basic	$0.22			(i	)	$(0.94)

Diluted	$0.18			(i	)	$(0.94)

Weighted average common shares used in computation of net income (loss) per share available to common stockholders:
Basic	6,283		405	(j	)	6,688
Diluted	7,901		405 (1,618)	(j (k	) )	6,688

(1)	Represents the historical operating results of ReachLocal Australia from January 1, 2009 to September 11, 2009, the acquisition date. The results of ReachLocal Australia operations subsequent to the acquisition date have been included in the ReachLocal, Inc. historical financial statements.

REACHLOCAL, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

In accordance with ASC 805, the Company recorded the assets and liabilities acquired at their respective fair values, and the Company recorded a gain of $16,223,000 which represents our share of the excess of fair value over the carrying value of our investment in ReachLocal Australia. The following table summarizes the fair value of assets acquired and liabilities assumed (in thousands):

Assets acquired
Cash	$2,727
Property, plant and equipment	334
Other current assets (including accounts receivable)	190
Intangible assets	2,300
Goodwill	32,388
Deferred tax assets	893

Total assets acquired	38,832
Liabilities assumed
Accounts payable	(3,170)
Deferred revenue	(615)
Deferred tax liability	(893)

Total fair value of assets and liabilities acquired	$34,154

2. Pro Forma Adjustments

The preceding unaudited pro forma condensed consolidated combined financial statements have been prepared as if the acquisition was completed on January 1, 2009 for the statement of operations purposes and reflect the following pro forma adjustments:

(a)	To eliminate the historical revenue recognized by the Company related to transactions with ReachLocal Australia that were capitalized by ReachLocal Australia.

(b)	To eliminate the impact in ReachLocal, Inc.’s historical statement of operations for revenue reductions resulting from the application of purchase accounting under ASC Topic 805, revenue earned by ReachLocal for deferred revenue purchased as part of the acquisition of ReachLocal Australia was adjusted to reflect the cost required to service the deferred revenue and accordingly, no profit margin was recorded for this revenue. This adjustment reverses this impact to demonstrate the Company’s historical margin on its revenue.

(c)	To reflect the amortization of acquired intangible assets based on the estimated fair values at the date of acquisition of $2,300,000 and a useful life of three years as follows:

Intangible Asset subject to amortization	$2,300,000
Useful life	3 years
Amortization for period from January 1, 2009 to September 11, 2009	$534,000

Amortization of acquired intangibles for the period subsequent to the acquisition date through December 31, 2009 is included in the historical ReachLocal, Inc. financial statements.

REACHLOCAL, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED COMBINED FINANCIAL STATEMENTS (Continued)

(d)	To reflect the elimination of the historical ReachLocal Australia intangible asset amortization related to the RL Platform license agreement with ReachLocal.

(e)	To eliminate the acquisition costs incurred by the Company from its historical statement of operations.

(f)	To eliminate the gain recorded by the Company in excess of fair value over the carrying value of its investment in ReachLocal Australia.

(g)	To reflect lower interest income due to the use of $5,810,000 of the Company’s cash to finance a portion of the acquisition using the Company’s 2009 historical average interest rates earned on its cash balances of 0.1%.

(h)	To reverse the undistributed income allocated to participating preferred stockholders due to the elimination of the non-cash gain on the acquisition of ReachLocal Australia and the resulting pro forma combined net loss.

(i)	The pro forma combined basic and diluted net loss per share available to common stockholders is computed by dividing the pro forma combined net loss available to common stockholders for the period by the pro forma combined weighted average number of shares used in calculating net loss per share.

(j)	To reflect the issuance of the Company’s shares in conjunction with the acquisition (excluding shares subject to vesting) on a weighted basis.

(k)	To eliminate the effect of dilutive securities included in the calculation of historical diluted net income per share.

4,166,667 shares

Common Stock

J.P. Morgan	BofA Merrill Lynch

Citi

Piper Jaffray	Needham & Company, LLC	Gleacher & Company

            , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The expenses, other than underwriting commissions, we expect to incur in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee	$6,500
Financial Industry Regulatory Authority, Inc. Filing Fee	$10,500
Nasdaq Listing Fee	$125,000
Printing and Engraving Expenses	$450,000
Legal Fees and Expenses	$2,473,000
Accounting Fees and Expenses	$2,186,000
Transfer Agent and Registrar Fees	$3,700
Miscellaneous Expenses	$224,000

Total	$5,478,700

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the DGCL.

Section 145(e) of the DGCL further provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees or agents of the corporation may be so paid upon such terms and conditions as the corporation deems appropriate.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Our amended and restated bylaws that will be in effect upon completion of this offering will provide that we will indemnify, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our amended and restated bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of our amended and restated certificate of incorporation or amended and restated bylaws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our amended and restated certificate of incorporation or amended and restated bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2007, we have issued the following securities that were not registered under the Securities Act:

1.	On September 17, 2007, we sold 5,974,612 shares of Series D preferred stock for cash consideration of $55,121,770.32 to accredited investors.

2.	On September 17, 2007, we issued a warrant to purchase 76,137 shares of common stock for an aggregate exercise price of $702,430.74 to a financial advisory firm. The warrant may be exercised at any time prior to its termination date, which is the earlier of September 17, 2012, the occurrence of certain “change of control” events as defined in the warrant or the consummation of our initial public offering.

3.	On September 11, 2009, we issued 598,665 shares of common stock as partial consideration for the acquisition of 4,619,992 shares of ReachLocal Australia Pty. Ltd, our previously unowned interest in ReachLocal Australia, from our joint venture partner and certain employees of ReachLocal Australia.

4.	On November 20, 2009, we issued a warrant to purchase up to 15,000 shares of common stock for an aggregate exercise price of up to $163,650.00 to a consultant. The warrant may be exercised at any time prior to its termination date, which is the earlier of November 18, 2014 or the occurrence of certain “change of control” events as defined in the warrant. In addition, we have the right to exchange the warrant without the consent of the holder for an amount of capital stock or other property equal to the aggregate exercise price of the warrant in connection with the consummation of our initial public offering.

5.	Since January 1, 2007, we have granted to our directors, officers, employees and consultants options to purchase 4,749,089 shares of common stock with per share exercise prices ranging from $1.03 to $12.30 under our 2004 Plan and our 2008 Plan.

6.	Since January 1, 2007, we have issued and sold to our directors, officers, employees and consultants an aggregate of 310,678 shares of common stock at exercise prices ranging from $.062 to $10.91 pursuant to exercises of options granted under our 2004 Plan and our 2008 Plan.

7.	On February 22, 2010, we agreed to issue up to $4.7 million in shares of common stock, based on the price per share of our common stock in this offering, as partial deferred consideration for the acquisition of SMB:LIVE.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to the resale or distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had access, through their relationships with ReachLocal to information about ReachLocal.

Item 16.	Exhibits and Financial Statement Schedules.

See “Exhibit Index.”

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned hereby undertakes as follows:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commissions such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 18th day of May, 2010.

REACHLOCAL, INC.

By:	/s/ ZORIK GORDON
Zorik Gordon President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 18th day of May, 2010.

Name	Title

/s/ ZORIK GORDON Zorik Gordon	President and Chief Executive Officer, Director (Principal Executive Officer)

/S/ ROSS G. LANDSBAUM Ross G. Landsbaum	Chief Financial Officer, (Principal Financial Officer)

/S/ CHRIS POWELL Chris Powell	Senior Vice President, Corporate Controller (Principal Accounting Officer)

* David Carlick	Director

* Robert Dykes	Director

* James Geiger	Director

* Habib Kairouz	Director

* Alan Salzman	Director

* Jason Whitt	Director

*By:	/s/ ZORIK GORDON
Zorik Gordon Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Document
1.01**	Form of Underwriting Agreement
1.02*	Merrill Lynch Reserved Share Program Letter

3.01*	Form of Amended and Restated Certificate of Incorporation of ReachLocal, Inc., to be in effect upon completion of the offering

3.02*	Form of Amended and Restated Bylaws of ReachLocal, Inc., to be in effect upon completion of the offering

4.01*	Form of ReachLocal, Inc. Common Stock Certificate

4.02*	Second Amended and Restated Investors’ Rights Agreement, by and among ReachLocal, Inc., the Investors listed on Exhibit A, Exhibit B, Exhibit C and Exhibit D thereto, and the Founders listed on Exhibit E thereto, dated as of September 17, 2007 and as amended as of July 1, 2008, May 14, 2009, and May 18, 2009

4.03*	Stockholders Agreement, by and between ReachLocal, Inc. and NetUs Pty Limited ACN 117 674 030, dated as of September 11, 2009

5.01	Opinion of Latham & Watkins LLP

10.01*	Form of Indemnification Agreement entered into by and between ReachLocal, Inc. and each of its directors and executive officers

10.02*	Lease Agreement, dated as of June 2, 2006, by and between ReachLocal, Inc. and CB Parkway Business Center, Ltd., as amended

10.03*	Office Lease, dated as of August 30, 2006, by and between ReachLocal, Inc and Douglas Emmett 2000, LLC, as amended

10.04*	ReachLocal, Inc. 2004 Stock Plan, adopted April 21, 2004, as amended as of April 8, 2005, July 31, 2006 and September 17, 2007

10.05*	ReachLocal, Inc. 2008 Stock Incentive Plan, adopted July 11, 2008, as amended as of May 15, 2009

10.06*	Form of Option Agreement (Regulation D Early Exercise)

10.07*	Form of Option Agreement (Rule 701)

10.08*	2009 Executive Bonus Plan, effective as of January 1, 2009

10.09*	ReachLocal, Inc. Change in Control and Severance Policy for Senior Management, effective as of February 21, 2010

10.10*	Offer Letter between ReachLocal, Inc. and Zorik Gordon, dated May 14, 2004

10.11*	Offer Letter between ReachLocal, Inc. and Michael Kline, dated May 14, 2004

10.12*	Offer of Employment by and between ReachLocal, Inc. and Ross Glenn Landsbaum, dated as of May 30, 2008

10.13*	Offer Letter between ReachLocal, Inc. and Gadi Shamia, dated February 27, 2009

10.14*	Offer of Employment, by and between ReachLocal, Inc. and Nathan Hanks, dated as of May 6, 2009

10.15*	Form of Amended and Restated Restricted Stock Purchase Agreement

10.16*	Share Purchase Agreement, by and among ReachLocal, Inc. and the Persons listed on Annex A thereto, dated as of September 11, 2009

10.17*	ReachLocal, Inc. Incentive Bonus Plan, effective as of February 21, 2010

10.18*	ReachLocal, Inc. Director Stock Plan, to be effective upon the completion of the offering

10.19*	Amendment to Offer Letter between ReachLocal, Inc. and Zorik Gordon, dated February 22, 2010

10.20*	Amendment to Offer Letter between ReachLocal, Inc. and Michael Kline, dated February 22, 2010

10.21*	Amendment to Offer of Employment between ReachLocal, Inc. and Nathan Hanks, dated February 22, 2010

10.22*	Form of Amended and Restated ReachLocal, Inc. 2008 Stock Incentive Plan, to be in effect upon completion of the offering

10.23*	Form of Restricted Stock Unit Award Agreement, to be in effect upon completion of the offering

10.24*	Form of Stock Option Agreement, to be in effect upon completion of the offering

10.25	Form of Executive Stock Option Agreement, to be in effect upon completion of the offering

21.01*	List of subsidiaries of ReachLocal, Inc.

23.01	Consent of Latham & Watkins LLP (included in Exhibit 5.01)

23.02	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP

23.03*	Consent of Borrell Associates, Inc.

24.01*	Power of Attorney (See page II-5 of original filing)

*	Previously filed.
**	Previously filed in connection with Amendment No. 4 to the Registration Statement on Form S-1 of ReachLocal, Inc. filed on May 3, 2010.

EXHIBIT INDEX

Exhibit No.	Description of Document
1.01**	Form of Underwriting Agreement
1.02*	Merrill Lynch Reserved Share Program Letter

3.01*	Form of Amended and Restated Certificate of Incorporation of ReachLocal, Inc., to be in effect upon completion of the offering

3.02*	Form of Amended and Restated Bylaws of ReachLocal, Inc., to be in effect upon completion of the offering

4.01*	Form of ReachLocal, Inc. Common Stock Certificate

4.02*	Second Amended and Restated Investors’ Rights Agreement, by and among ReachLocal, Inc., the Investors listed on Exhibit A, Exhibit B, Exhibit C and Exhibit D thereto, and the Founders listed on Exhibit E thereto, dated as of September 17, 2007 and as amended as of July 1, 2008, May 14, 2009, and May 18, 2009

4.03*	Stockholders Agreement, by and between ReachLocal, Inc. and NetUs Pty Limited ACN 117 674 030, dated as of September 11, 2009

5.01	Opinion of Latham & Watkins LLP

10.01*	Form of Indemnification Agreement entered into by and between ReachLocal, Inc. and each of its directors and executive officers

10.02*	Lease Agreement, dated as of June 2, 2006, by and between ReachLocal, Inc. and CB Parkway Business Center, Ltd., as amended

10.03*	Office Lease, dated as of August 30, 2006, by and between ReachLocal, Inc and Douglas Emmett 2000, LLC, as amended

10.04*	ReachLocal, Inc. 2004 Stock Plan, adopted April 21, 2004, as amended as of April 8, 2005, July 31, 2006 and September 17, 2007

10.05*	ReachLocal, Inc. 2008 Stock Incentive Plan, adopted July 11, 2008, as amended as of May 15, 2009

10.06*	Form of Option Agreement (Regulation D Early Exercise)

10.07*	Form of Option Agreement (Rule 701)

10.08*	2009 Executive Bonus Plan, effective as of January 1, 2009

10.09*	ReachLocal, Inc. Change in Control and Severance Policy for Senior Management, effective as of February 21, 2010

10.10*	Offer Letter between ReachLocal, Inc. and Zorik Gordon, dated May 14, 2004

10.11*	Offer Letter between ReachLocal, Inc. and Michael Kline, dated May 14, 2004

10.12*	Offer of Employment by and between ReachLocal, Inc. and Ross Glenn Landsbaum, dated as of May 30, 2008

10.13*	Offer Letter between ReachLocal, Inc. and Gadi Shamia, dated February 27, 2009

10.14*	Offer of Employment by and between ReachLocal, Inc. and Nathan Hanks, dated as of May 6, 2009

10.15*	Form of Amended and Restated Restricted Stock Purchase Agreement

10.16*	Share Purchase Agreement, by and among ReachLocal, Inc. and the Persons listed on Annex A thereto, dated as of September 11, 2009

10.17*	ReachLocal, Inc. Incentive Bonus Plan, effective as of February 21, 2010

10.18*	ReachLocal, Inc. Director Stock Plan, to be effective upon the completion of the offering

10.19*	Amendment to Offer Letter between ReachLocal, Inc. and Zorik Gordon, dated February 22, 2010

10.20*	Amendment to Offer Letter between ReachLocal, Inc. and Michael Kline, dated February 22, 2010

10.21*	Amendment to Offer of Employment between ReachLocal, Inc. and Nathan Hanks, dated February 22, 2010

10.22*	Form of Amended and Restated ReachLocal, Inc. 2008 Stock Incentive Plan, to be in effect upon completion of the offering

10.23*	Form of Restricted Stock Unit Award Agreement, to be in effect upon completion of the offering

10.24*	Form of Stock Option Agreement, to be in effect upon completion of the offering

10.25	Form of Executive Stock Option Agreement, to be in effect upon completion of the offering

21.01*	List of subsidiaries of ReachLocal, Inc.

23.01	Consent of Latham & Watkins LLP (included in Exhibit 5.01)

23.02	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP

23.03*	Consent of Borrell Associates, Inc.

24.01*	Power of Attorney (See page II-5 of original filing)

*	Previously filed.
**	Previously filed in connection with Amendment No. 4 to the Registration Statement on Form S-1 of ReachLocal, Inc. filed on May 3, 2010.